The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

FILED PURSUANT TO RULE 424B(5)

FILE No. 333-86870

PROSPECTUS SUPPLEMENT (Subject to Completion) Issued September 9, 2003

(To Prospectus dated September 9, 2003)

34,800,000 Shares

COMMON STOCK

ON Semiconductor Corporation is offering 34,800,000 shares of its common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “ONNN”. The last reported sale price of our common stock on September 8, 2003 was $5.46 per share.

Investing in our common stock involves risks. See the “ Risk Factors” section beginning on page S-16 of this prospectus supplement.

PRICE $            A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to ON Semiconductor
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional 5,200,000 shares from us to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about September     , 2003.

MORGAN STANLEY	JPMORGAN

CITIGROUP	LEHMAN BROTHERS

                , 2003

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of shares of common stock. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined, and when we refer to the “accompanying prospectus,” we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file at the SEC’s Public Reference Room located at 450 Fifth, Street N.W., Washington, D.C. 20549.

You may also obtain copies of our SEC filings by mail from the Office of Investor Education and Assistance of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or by telephone at 800-SEC-0330. You may obtain information on the operation of the Public Reference Room and the Office of Investor Education and Assistance by calling the SEC at 800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the SEC’s Internet site (http://www.sec.gov).

You may request a copy of any of our filings with the SEC, or any of the agreements or other documents that are exhibits to those filings, at no cost, by writing, emailing or telephoning us at the following address, email address or phone number:

Secretary

ON Semiconductor Corporation

5005 East McDowell Road

Phoenix, AZ 85008

Email: investor@onsemi.com

Telephone: 602-244-6600

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it into this prospectus supplement, which means that:

•	incorporated documents are considered part of this prospectus supplement and

•	we can disclose to you important business and financial information about us that is not included in or delivered with this prospectus supplement, by referring you to those other documents.

We incorporate by reference into this prospectus supplement the documents listed below, as amended and supplemented, and all documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Report on Form 10-Q for the quarter ended April 4, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended July 4, 2003;

•	our Proxy Statement filed with the SEC on April 9, 2003; and

•	our Current Reports on Form 8-K that were filed on January 29, 2003, February 7, 2003, February 18, 2003, March 4, 2003, March 18, 2003 and September 9, 2003 (which Form 8-K filed on September 9, 2003 includes certain financial information that supersedes financial information included in our Annual Report on Form 10-K for the year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the quarter ended April 4, 2003).

Any statement made in this prospectus supplement concerning the contents of any contract, agreement or other document is qualified in its entirety by reference to that contract, agreement or document. If we have filed any of those contracts, agreements or other documents with the SEC, you should read such document for a more complete understanding of the document or matter involved. Information contained in this prospectus supplement modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information that we file with the SEC after the date of this prospectus supplement will automatically supersede the information in this prospectus supplement and any earlier filed information incorporated by reference in this prospectus supplement.

You can obtain any of the filings incorporated by reference into this document through us or from the SEC through the SEC’s web site or at the addresses listed above under “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains “forward-looking statements.” All statements, other than statements of historical facts, included in this prospectus supplement are forward-looking statements, particularly statements about our plans, strategies and prospects under the headings “Prospectus Supplement Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and statements relating to third quarter 2003 revenues, gross margins, operating expenses, EBITDA, turns, cost reductions/savings and similar matters. Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “will,” “intends,” “plans” or “anticipates,” or by discussions of strategy, plans or intentions. All forward-looking statements in this prospectus supplement are made based on our current expectations and estimates, which involve risks, uncertainties and other factors that could cause results or events to differ materially from those expressed in forward-looking statements. Among these factors are changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at our customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with our substantial leverage and restrictive covenants in our debt instruments, risks associated with our international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally and risks involving environmental or other governmental regulation. Additional factors that could affect our future results or events are described in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” in this prospectus supplement, and other factors are described from time to time in our SEC filings. See in particular the “Risk Factors” section of this prospectus supplement. Readers are cautioned not to place undue reliance on forward-looking statements. We assume no obligation to update such information.

You should carefully consider the trends, risks and uncertainties described in the “Risk Factors” section of this prospectus supplement and other information in this prospectus supplement, the accompanying prospectus and reports filed with the SEC before making any investment decision with respect to the shares. If any of the trends, risks or uncertainties set forth in the “Risk Factors” section of this prospectus supplement actually occurs or continues, our business, financial condition or operating results could be materially adversely affected. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

PRINCIPAL EXECUTIVE OFFICE

Our headquarters are located at 5005 E. McDowell Road, Phoenix, Arizona 85008 and our telephone number is (602) 244-6600.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary includes basic information about our company and this offering. It may not contain all of the information that is important to you. For a more comprehensive understanding of our company and the common stock being sold in this offering, you should read this entire document. Industry or business terms used but not defined in this summary are defined in the “Business” section of this prospectus supplement. Information regarding our total addressable market reflects revisions thereto as of January 1, 2003. See “Industry.”

We are a global supplier of power and data management semiconductors and standard semiconductor components. We design, manufacture and market an extensive portfolio of semiconductor components that addresses the design needs of sophisticated electronic systems and products. Our power management semiconductor components distribute and monitor the supply of power to the different elements within a wide variety of electronic devices. Our data management semiconductor components provide high-performance clock management and data flow management for precision computing and communications systems. Our standard semiconductor components serve as “building block” components within virtually all electronic devices.

We serve a broad base of end-user markets, including computing and networking, automotive electronics, consumer electronics, industrial electronics and wireless communications. Applications for our products in these markets include portable electronics, computers, game stations, servers, automotive and industrial automation control systems, routers, switches, storage-area networks and automated test equipment.

We have four main product lines: power management and standard analog devices, metal oxide semiconductor (MOS) power devices, high frequency clock and data management devices and standard components. Our extensive portfolio of devices enables us to offer advanced integrated circuits and the “building block” components that deliver system level functionality and design solutions. Our product portfolio currently comprises approximately 15,000 products and we shipped approximately 21.1 billion units in 2002 and approximately 12.0 billion units in the first six months of 2003. We specialize in micro packages, which offer increased performance characteristics while reducing the critical board space inside today’s ever shrinking electronic devices. We believe that our ability to offer a broad range of products provides our customers with single source purchasing on a cost-effective and timely basis.

We have approximately 200 direct customers worldwide, and we also service 300 significant original equipment manufacturers indirectly through our distributor and electronic manufacturing service provider customers. Our direct and indirect customers include: (1) leading original equipment manufacturers in a broad variety of industries, such as Alcatel, DaimlerChrysler, Delphi, Delta Electronics, Intel, Motorola, Nokia, Siemens, Sony and Visteon; (2) electronic manufacturing service providers, such as Flextronics, Sanmina-SCI and Solectron; and (3) global distributors, such as Arrow, Avnet and Future Electronics.

We have design operations in Arizona, Rhode Island, Texas, China, the Czech Republic and France, and we operate manufacturing facilities in Arizona, Rhode Island, China, the Czech Republic, Japan, Malaysia, the Philippines and Slovakia.

Competitive Strengths

We believe our core strengths are the following:

Leading Market Position.    We are one of the largest independent suppliers of power and data management semiconductors in the world, and we produce a broad range of standard semiconductor components. In 2002 and the first six months of 2003, we had a market share of approximately 5% in our total addressable market. Our total addressable market, consisting of discrete, analog and standard logic semiconductors, comprised approximately $20.3 billion and $11.0 billion in sales in 2002 and the first six months of 2003, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Semiconductor Market Performance.” We believe that the combination of our broad product portfolio, high level of customer service, world class quality and technological expertise has enabled us to enter into and maintain long-term relationships with leading original equipment manufacturers, electronic manufacturing service providers and global distributors. See “Business—Customers.”

Extensive Product Portfolio Targeting Diverse End Markets.    We offer our customers one of the largest and most diverse product offerings for power and data management semiconductors and standard semiconductor components. Our product portfolio consists of approximately 15,000 products, and we shipped approximately 21.1 billion units in 2002 and approximately 12.0 billion units in the first six months of 2003. Our products have long life cycles, which average 15 years. Additionally, our products are targeted at diverse end markets, including wireless communications, consumer electronics, automotive and industrial electronics and networking and computing. Our ability to provide customers with multiple products across multiple applications serves a growing requirement among our end users for a single source of supply.

Broad Customer Base.    We have a broad and diverse direct and indirect customer base that includes leading original equipment manufacturers such as Alcatel, DaimlerChrysler, Delphi, Delta Electronics, Intel, Motorola, Nokia, Siemens, Sony and Visteon. We also serve top tier electronic manufacturing service providers such as Flextronics, FoxConn, Sanmina-SCI and Solectron, and global distributors, such as Arrow, Avnet and Future Electronics. Overall, we serve approximately 200 direct customers, and products incorporating our components are ultimately purchased by end-users in a large number of markets. We are less dependent on either specific customers or specific end-use applications than many manufacturers of more specialized and complex integrated circuits.

Superior Customer Service.    High quality customer service is an essential element of our business. Our focused, dedicated and experienced sales and marketing organization consists of approximately 400 professionals as of July 4, 2003. Our direct sales personnel are supported by approximately 250 sales representatives as of August 2003. We meet our customers’ demands for reliable delivery and quick responses to inquiries and orders through efficient communication and inventory management, making extensive use of electronic data interchange functions for order and payment processing, just-in-time delivery facilities and internet-based communications. As a result of meeting the demands of our broad customer base, we received a number of supplier of the year awards from customers in the United States, Europe and Asia. Over the past three years, we have received such awards from Bosch, Celestica, Flextronics, Jabil, Motorola, Philips, Samsung, Siemens, Solectron, Sony, Stack and Visteon. We have long-standing relationships with our customers, having served 45 of our 50 largest customers for more than 5 years.

Low Cost Production.    Since the fourth quarter of 2000, we have been implementing a profitability enhancement program to improve our cost structure. As a result of the elements of this program that we started in June 2001 and completed in the fourth quarter of 2002, we achieved $365 million of annualized cost savings, based on a comparison of our cost structure during the first quarter of 2001 to our cost structure during the third quarter of 2002. In addition, as a result of additional cost cutting commenced in the fourth quarter of 2002, which is scheduled to be completed by the end of 2003, we expect to achieve an estimated $80 million of cost savings in 2003, as compared to our cost structure during the third quarter of 2002. Based on a comparison of our cost structure during the third quarter of 2002 and our cost structure during the fourth quarter of 2003, we also expect to achieve an estimated $119 million of annual costs savings beginning in 2004. As of July 4, 2003, actual savings in 2003 for the plan were approximately $38 million and we are on track to achieve our targeted savings of $80 million by the end of 2003. These savings are a result of our manufacturing rationalization plan, reductions in non-manufacturing personnel and other cost controls. Our manufacturing rationalization plan included movement of our manufacturing operations from high cost regions in North America to lower cost regions in Asia and Central Europe. As a result, approximately 78% of our cost of goods sold in the second quarter of 2003 related to our manufacturing operations outside of North America. As a result of our profitability enhancement program, we expect to rank among the industry’s lowest cost manufacturers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Profitability Enhancement Programs.”

New Product Innovation.    As a result of the success of our research and development initiatives, we introduced 176 new products in 2002 and 174 new products in the first six months of 2003. The primary emphasis of our new product development efforts is on power management and high frequency clock and data management solutions, which are the highest margin and fastest potential growth product families within our portfolio. We believe these product families have significant growth potential from current levels. The portion of our revenue attributable to new products has increased over the last three calendar years and increased in the first six months of 2003 as compared to the first six months of 2002, even though our overall revenue has declined over this period. We define new product revenue as revenue from the sale of products that we have introduced in the three years prior to and during the period measured.

Experienced Management Team.    Our management team is led by Keith Jackson, President and Chief Executive Officer, who has more than 20 years of industry experience. Mr. Jackson was Executive Vice President and General Manager of the Analog-Mixed Signal division of Fairchild Semiconductor Corporation and, more recently, was selected to head Fairchild’s Integrated Circuits Group until he assumed his current role at ON Semiconductor in November 2002. In March 2003, the Company hired Donald Colvin, who has over 26 years of experience in the management of finance and accounting operations for global semiconductor companies, to serve as Chief Financial Officer. Mr. Colvin came to ON Semiconductor from Atmel Corporation, a manufacturer of advanced semiconductors, where he served as Vice President of Finance and Chief Financial Officer since 1998. Our CEO and CFO join a strong management team that includes Dr. William George, our Senior Vice President, Operations, and William Bradford, our Senior Vice President of Sales and Marketing. Dr. George has worked in the semiconductor industry for over 35 years, including 3 years as COO of Sematech, and Mr. Bradford has worked in the semiconductor industry for over 17 years. The 8 members of our senior management team have an average of 22 years of industry experience.

Business Strategy

Our objective is to build upon our position as a global supplier of power and data management semiconductors and standard semiconductor components. The principal elements of our business strategy are described below.

Intense Focus on our Customers.    We believe that we are well positioned to increase our revenues and market share and to improve our operating results by focusing on the needs of our customers through the following initiatives:

•	maintain and refine our broad portfolio of products so that we can capitalize on industry trends and continue to offer our customers a single source of supply for virtually all their component needs;

•	continue to develop leading edge customer support services, such as a full range of internet services that provide advanced search capabilities, device specifications, design engineering capabilities and order entry, to enable us to further reduce our response time to customer inquiries and orders; and

•	reduce design cycle time in order to quickly bring new products to customers to meet their changing needs.

Improvement in our Manufacturing Efficiency.    We intend to build on our successful cost reduction initiatives to date by continuing to lower our production costs and by increasing our manufacturing efficiency. By continuing to focus on reducing costs, we seek to achieve gross margins as a percentage of revenue at levels higher than those of our closest competitors. While trying to achieve our objectives of improved manufacturing efficiency, we are sensitive to maintaining our manufacturing flexibility to accommodate a possible increase in demand for our products. Some of our key initiatives include:

•	significantly increase our die manufacturing capacity in a cost-effective manner by continuing to move production from 4” to 6” wafers and increasing the number of die per square inch;

•	reduce further the number of new product platforms and process flows to continue to allow us to introduce new products in a more cost-effective manner and increase manufacturing efficiency; and

•	continue to manage our existing portfolio of products aggressively in order to focus our production on profitable product lines while continuing to meet our customers’ needs for a broad selection of component products.

Promote Efficient New Product Development.    Since our initial public offering of common stock in May 2000, we have introduced over 1,000 new products. We are currently targeting approximately 80% of our overall research and development investments towards power management and high frequency clock and data management products. We intend to continue to enhance our current portfolio of products through the following strategies:

•	reduce the number of research and development projects we pursue in order to make our product development efforts more efficient;

•	concentrate on the development of power management and high frequency clock and data management solutions; and

•	focus on target applications in automotive, computing, wireless and power supplies to provide more of a system solution for our key customers.

Focus on Cash Flow Generation.    Since the fourth quarter of 2000, we have been implementing a profitability enhancement program to improve our cost structure. By reducing our costs, we seek to lower the break-even level of revenues required to generate cash flow from operations. While we reduce costs, we continue to focus on growing our business through key research and development projects and focused capital expenditures that complement our manufacturing capability.

Improve our Capital Structure.    We are committed to reducing our total debt and financial leverage in order to improve our financial performance. We will reduce our debt and reduce our interest expense as a result of this offering. As a result of financings that we completed in May 2002 and in March 2003, we have extended a portion of our debt maturities, and, as a result of this offering and a new term loan borrowing in connection with this offering, we will further extend a portion of our debt maturities. In the future, if market conditions permit, we intend to further reduce our overall debt balance through a combination of cash from operations as well as additional financing initiatives.

Amendment to Senior Bank Facilities, Additional Term Loan and New Revolving Facility

We have agreed with our lenders to amend our senior bank facilities, effective upon the satisfaction of the conditions specified below. The amendment will, among other things:

•	permit us to obtain an additional term loan under our senior bank facilities in an amount up to $50 million, the entire amount of which we intend to borrow simultaneously with the completion of this offering and which is expected to have terms similar to those of our existing tranche D term loan facility,

•	permit us to apply the net proceeds from equity offerings by us or any of our subsidiaries (including this offering) and borrowings under the additional term loan facility to prepay scheduled principal installments of all term loan borrowings outstanding under our senior bank facilities in chronological order,

•	reduce from 75% to 50% the percentage of net proceeds from future equity offerings by us or any of our subsidiaries that is required to be applied to prepay term loan borrowings outstanding under our senior bank facilities and

•	permit us to obtain a new $25 million revolving facility that would mature on August 4, 2006, provide for the issuance of letters of credit in currencies other than U.S. dollars that are to be specified and, in all other respects, have terms substantially similar to those of our existing revolving facility.

The effectiveness of the amendment is subject to, among other things, satisfaction before December 7, 2003 of the following conditions:

•	our having obtained gross cash proceeds of not less than $150 million from a combination of (1) a public offering of our common stock (including this offering) and (2) borrowings under the additional term loan described above,

•	our having applied 100% of the net proceeds from such offering of common stock and the proceeds from such borrowings (1) to repay all outstanding loans (and terminate the commitments) under our existing $62.5 million revolving facility, (2) to prepay in full our tranche A and tranche R term loan facilities and (3) to the extent of any excess net proceeds, to prepay scheduled principal installments of all remaining term loan facilities outstanding under our senior bank facilities in chronological order and

•	our having established the new $25 million revolving facility described above.

We have obtained a commitment from JPMorgan Chase Bank, the administrative agent for our senior bank facilities, to provide an additional term loan of up to $50 million. We have also obtained commitments from JPMorgan Chase Bank and Morgan Stanley Senior Funding, Inc. to provide a new $25 million revolving facility. Simultaneously with the effectiveness of the amendment and termination of the commitments under our existing revolving facility, we intend to roll over letters of credit outstanding under our current revolving facility, which totaled $17.9 million as of September 9, 2003, into the new revolving facility.

THE OFFERING

Issuer	ON Semiconductor Corporation, a Delaware corporation

Common stock offered (1)	34,800,000 shares

Common stock outstanding after the offering	212,898,744 shares

Over-allotment option	5,200,000 shares

Dividend Policy

We have neither declared nor paid any cash dividends on our common stock since our initial public offering, and we do not presently intend to do so. Each of our senior bank facilities, senior secured first lien notes, senior secured second lien notes, senior subordinated notes and Series A cumulative convertible redeemable preferred stock restricts our ability to pay cash dividends to our common stockholders. See “Common Stock Price Range and Dividend Policy.”

Use of Proceeds	We will use the net proceeds of the offering to prepay a portion of the loans under our senior bank facilities. See “Use of Proceeds.”

Nasdaq National Market symbol	ONNN

(1)	The number of shares of our common stock outstanding immediately after this offering is based on the 178,098,744 outstanding shares at August 25, 2003. The share numbers above do not take into account:

•	5,140,730 shares of common stock issuable upon the exercise of options granted prior to our initial public offering, at an exercise price of $1.50 per share, under our 1999 Founders Stock Option Plan;

•	18,744,968 shares of common stock issuable upon the exercise of options granted after our initial public offering, at an average exercise price of $4.71 per share, under our 1999 Founders Stock Option Plan and our amended and restated 2000 Stock Incentive Plan;

•	12,754,754 additional shares of common stock reserved for future issuance under our amended and restated 2000 Stock Incentive Plan and our 2000 Employee Stock Purchase Plan;

•	41,760,562 shares of common stock that TPG ON Holdings LLC has the right to acquire upon conversion of our Series A cumulative convertible redeemable preferred stock, which includes 6,299,570 shares that are or may become issuable in lieu of the accrued and unpaid dividends as of October 24, 2003.

See “Capitalization” and “Ownership of Capital Stock.”

SUMMARY FINANCIAL AND OTHER DATA

The following table summarizes certain of our financial and other data for the periods indicated. We derived the statement of operations data set forth below for the years ended December 31, 2000, 2001 and 2002, and the balance sheet data for December 31, 2001 and 2002 from our audited consolidated financial statements included elsewhere in this prospectus supplement. We derived the selected financial and other data for the six month periods ended June 28, 2002 and July 4, 2003 from our unaudited interim consolidated financial statements included elsewhere in this prospectus supplement. The pro forma column for 2000 reflects our results as if the change in distributor revenue recognition discussed below had been applied retroactively. The pro forma results are used for comparative purposes in the following summary of our results of operations. We believe this presentation is useful to investors in comparing historical results and this presentation is used by our management in making historical comparisons. In management’s opinion, the unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. Results for the six month periods ended June 28, 2002 and July 4, 2003 are not indicative of results for future periods. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and the notes thereto and our unaudited interim consolidated financial statements and the notes thereto included elsewhere in this prospectus supplement.

	Year Ended December 31,
	2000		2001	2002	Six Months Ended
	As Reported	Pro Forma			June 28, 2002	July 4, 2003
	(in millions)
Statement of Operations Data(1)(2):
Total revenues	$2,083.3	$1,968.1	$1,223.2	$1,093.7	$551.6	$525.7
Gross profit	729.1	675.4	227.3	297.8	144.0	147.8
Research and development expense	69.2	69.2	80.9	67.9	33.5	34.7
Selling and marketing expense	100.1	100.1	74.8	61.2	29.8	31.7
General and administrative expense	233.4	233.4	130.9	102.1	55.9	42.4
Restructuring, asset impairments and other(3)	4.8	4.8	150.4	27.7	10.2	34.6
Operating income (loss)	277.9	224.2	(232.3)	27.0	8.6	(1.5)
Income (loss) before cumulative effect of accounting change(4)	71.1	30.8	(715.0)	(141.9)	(81.8)	(86.5)
Net income (loss)	71.1	30.8	(831.4)	(141.9)	(81.8)	(108.0)
Net income (loss) applicable to common stock(5)	62.3	22.0	(846.9)	(150.4)	(86.0)	(112.4)

	As of December 31,		As of July 4, 2003
	2001	2002
	(in millions)
Balance Sheet Data(2):
Cash and cash equivalents	$186.0	$190.4	$181.2
Receivables, net	135.6	115.4	130.1
Inventories, net	185.6	163.5	175.6
Net working capital	205.1	195.2	196.5
Property, plant and equipment, net	686.5	585.3	532.7
Total assets	1,399.2	1,243.4	1,177.3
Total debt (including current maturities)	1,406.9	1,423.2	1,441.6
Total stockholders’ equity (deficit)(6)	(517.4)	(662.1)	(750.7)

	Year Ended December 31,			Six Months Ended
	2000	2001	2002	June 28, 2002	July 4, 2003
	(in millions)
Cash Flow Data(2):
Net cash provided by (used in) operating activities	$312.2	$(116.4)	$46.4	$12.5	$16.7
Net cash (used in) investing activities	(493.2)	(115.4)	(36.0)	(25.3)	(26.4)
Net cash provided by (used in) financing activities	239.3	226.2	(7.0)	(3.2)	0.1

Other Data(2):
Capital Expenditures	$254.1	$149.0	$40.5	$27.8	$24.6
Depreciation and Amortization	167.5	177.1	148.0	74.1	72.6

(1)	Effective January 1, 2001, we changed our accounting method for recognizing revenue on sales to distributors. Recognition of revenue and related gross profit on sales to distributors is now deferred until the distributor resells the product. We believe that this change better aligns reported results with, focuses us on, and allows investors to better understand end user demand for the products that we sell through distributors. This revenue recognition policy is commonly used in the semiconductor industry. The cumulative effect of this accounting change for periods prior to January 1, 2001 was a charge of $155.2 million ($116.4 million, net of income taxes) and was recorded in 2001.

(2)	In the second quarter of 2003, we adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FASB Interpretation No. 46 requires that certain variable interest entities be consolidated by the primary beneficiary, as that term is defined in FASB Interpretation No. 46. We determined that our investment in Leshan-Phoenix Semiconductor Company Limited meets the definition of a variable interest entity as our economic interest in Leshan is proportionately greater than our ownership interest in Leshan and, therefore, our investment in Leshan should be consolidated under FASB Interpretation No. 46. We had previously accounted for our investment in Leshan using the equity method. While consolidation of our investment in Leshan did not impact our previously reported net income (loss) or stockholders’ equity (deficit), financial information for periods following our August 4, 1999 recapitalization that appears in this prospectus supplement has been revised for comparative purposes as allowed by FASB Interpretation No. 46.

(3)	Results of operations for the year ended December 31, 2000 include restructuring, asset impairments and other charges of $4.8 million and are comprised of $2.4 million to cover employee separation costs and $2.4 million for asset impairments. Results of operations for the year ended December 31, 2001 include restructuring, asset impairments and other charges of $150.4 million and are comprised of $80.4 million to cover employee separation costs, $66.2 million of asset impairments and costs related to facilities closures and termination of contracts and $3.8 million to cover the costs associated with the separation of one of our executive officers. Results of operations for the year ended December 31, 2002 include restructuring charges, asset impairment charges and other items of $27.7 million and are comprised of $21.2 million of employee separation costs, $15.9 million of asset impairments and costs related to facilities closures and termination of contracts and $4.9 million to cover the costs associated with the termination of executive officers, which were partially offset by $1.9 million from the release of reserves and a $12.4 million gain from the settlement of various contractual issues with Motorola. Results of operations for the first six months of 2003 include restructuring, asset impairments and other charges of $34.6 million and are comprised of $0.4 million to cover employee separation costs, $12.9 million of fixed asset impairments and costs related to termination of contracts and $21.3 million of other non-cash impairment charges primarily related to developed technology from our acquisition of Cherry Semiconductor in 2000.

(4)

Effective January 1, 2001, we changed our accounting method for recognizing revenue on sales to distributors. Recognition of revenue and the related gross profit on sales to distributors is now deferred until the distributor resells the product to the end user. The cumulative effect of this accounting change for periods prior to January 1, 2001 was a charge of $155.2 million ($116.4 million or $0.67 per share, net of taxes). Effective January 1, 2003, we changed our method of accounting for net unrecognized actuarial gains or losses related to our defined benefit pension obligations. The cumulative effect of this accounting change for the periods prior to January 1, 2003 was a charge of $21.5 million or $0.12 per share both before and after income taxes.

(5)	Net income (loss) applicable to common stock reflects the deduction of dividends relating to the Series A cumulative convertible redeemable preferred stock held by an affiliate of Texas Pacific Group, our controlling stockholder.

(6)	The increase in stockholders’ deficit between December 31, 2001 and December 31, 2002 is primarily attributable to the 2002 net loss of $141.9 million. The increase in stockholders’ deficit between December 31, 2002 and July 4, 2003 is primarily attributable to the net loss of $108.0 million for the first six months of 2003 offset by $19.6 million associated with the change in our method of accounting for net unrecognized actuarial gains and losses related to our defined benefit pension obligations.

RISK FACTORS

You should carefully consider the risks and uncertainties described below before purchasing our common stock.

Statement of operations data referred to in this section for the year ended December 31, 2000 are pro forma for the change in our revenue recognition policy for sales to distributors. See Note 3 “Significant Accounting Policies” and Note 4 “Accounting Changes” of the notes to the audited consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus supplement. Financial information that is referred to in this section for periods following our August 4, 1999 recapitalization reflects the consolidation of our Leshan joint venture and, for periods prior to the six months ended July 4, 2003 has been revised to reflect such consolidation for comparative purposes, as permitted by FASB Interpretation No. 46. See Note 1 “Background and Basis of Presentation” of the notes to the unaudited interim consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus supplement.

Risks Relating to Our Company

We have recently experienced declines in revenues and increases in operating losses, and we may experience additional declines in revenues and increases in operating losses in the future.

Our historical financial results have been, and our future financial results are anticipated to be, subject to substantial fluctuations. Our total revenues for 2000, 2001, 2002 and the first six months of 2003 were $1,968.1 million, $1,223.2 million, $1,093.7 million and $525.7 million, respectively. The decline in revenues from 2000 to 2001 resulted from price declines and reduced demand for our products, while the decline in revenues from 2001 to 2002 was primarily due to price declines for our products. We had a net income of $30.8 million in 2000 and we incurred net losses of $831.4 million in 2001, $141.9 million in 2002 and $108.0 million in the first six months of 2003. The most recent downturn in our business has been most pronounced with respect to our high frequency clock and data management products. Net revenues from high frequency clock and data management products represented $295.9 million, $118.5 million, $72.0 million and $40.5 million, or 15.0%, 9.7%, 6.6%, and 7.7%, of the total revenues in 2000, 2001, 2002 and the first six months of 2003, respectively.

Reduced end-user demand, continued price declines, excess inventory, underutilization of our manufacturing capacity and other factors could adversely affect our business in the near term and we may experience additional declines in revenue and operating losses in the future. In order to return to profitability, we must successfully implement our business plan, including our cost reduction initiatives. However, we also currently face an environment of uncertain demand and pricing pressures in the markets our products address. We cannot assure you that we will be able to return to profitability or that we will be able to sustain our profitability, if achieved.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles (for semiconductors and for the end-user products in which they are used) and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. We have experienced these conditions in our business in the past, are currently experiencing a significant and prolonged downturn and may experience such downturns in the future. The most recent downturn, which began in the fourth quarter of 2000, has been severe and prolonged, and it is uncertain when any meaningful recovery will occur. Future downturns in the semiconductor industry may also be severe and prolonged. Future downturns in the semiconductor industry, or any failure of the industry to recover fully from its recent downturn, could seriously impact our revenues and harm our business, financial condition and results of operations.

During the 1990s and continuing into 2000, the semiconductor industry enjoyed unprecedented growth, benefiting from the rapid expansion of the internet and other computing and communications technologies. During 2001, we—like many of our customers and competitors—were adversely affected by a general economic slowdown and an abrupt decline in demand for many of the end-user products that incorporate our integrated circuits and standard semiconductors. The terrorist attacks of September 11, 2001 also further depressed economic activity and demand for end-user products. The impact of slowing end-customer demand has been compounded by higher than normal levels of equipment and component inventories among our original equipment manufacturer, subcontractor and distributor customers, resulting in increasing pricing pressure. We expect that factors including, but not limited to, economic uncertainty and downturns relating to the threat or actual occurrence of armed international conflict or terrorist attacks, reduced demand for end-user products, underutilization of our manufacturing capacity and changes in our revenue mix could adversely impact our operating results in the near term.

Our gross margin is dependent on a number of factors, including our level of capacity utilization.

Semiconductor manufacturing requires significant capital investment, leading to high fixed costs, including depreciation expense. If we are unable to utilize our manufacturing and testing facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher average unit costs and lower gross margins. The decline in product orders and shipments in 2001 resulted in reduced capacity utilization of our facilities as we have attempted to match production with anticipated customer demand. From 2000 to 2001, gross margins declined primarily due to lower factory utilization resulting from lower customer demand, lower selling prices and a change in product mix towards lower margin devices, partially offset by cost reduction initiatives. As a percentage of total revenues, gross margin was 34.3 % for 2000, 18.6% for 2001, 27.2% for 2002 and 28.1% for the first six months of 2003. Although our gross margin as a percentage of revenues improved between 2001 and 2002, gross margin declined sequentially in the fourth quarter of 2002 and in the first quarter of 2003 as a result of pricing pressure. Increased competition and other factors may lead to further price erosion, lower revenues and lower margins for us in the future.

The failure to implement, as well as the completion and impact of, our restructuring programs and cost reductions could adversely affect our business.

Between 2000 and June 2003, we implemented a number of cost reduction initiatives in response to the significant downturn in our industry. These initiatives have included accelerating our manufacturing moves into lower cost regions, transitioning higher-cost external supply to internal manufacturing, working with our material suppliers to further lower costs, personnel reductions, reductions in employee compensation, temporary shutdowns of facilities with mandatory vacation and aggressively streamlining our overhead. However, we cannot assure you that these cost reduction initiatives will, in and of themselves, return us to profitability.

The impact of our restructuring actions on our ability to compete effectively is subject to risks and uncertainties. Because our restructuring activities involve changes to many aspects of our business, the cost reductions could adversely impact productivity and sales to an extent we have not anticipated. Even if we fully execute and implement these activities and they generate the anticipated cost savings, there may be other unforeseeable factors that could adversely impact our profitability and business.

If we are unable to implement our business strategy, our revenues and profitability may be adversely affected.

Our future financial performance and success are largely dependent on our ability to implement our business strategy successfully. Our present business strategy to build upon our position as a global supplier of power and data management semiconductors and standard semiconductor components includes, without limitation, plans to: (1) maintain and refine our product portfolio; (2) continue to develop leading edge customer support services; (3) expand further our just-in-time delivery capabilities; (4) increase our die manufacturing capacity in a cost-effective manner; (5) reduce further the number of our product platforms and process flows; (6) continue to manage our existing portfolio of products aggressively; (7) rationalize our manufacturing operations; (8) relocate manufacturing operations or outsource to lower cost regions; (9) reduce selling and administrative expenses; (10) reduce capital expenditures; (11) actively manage working capital; (12) develop new products in a more efficient manner; and (13) focus on the development of power management and standard analog and high frequency clock and data management products. We cannot assure you that we will successfully implement our business strategy or that implementing our strategy will sustain or improve our results of operations. In particular, we cannot assure you that we will be able to build our position in markets with high growth potential, increase our volume or revenue, rationalize our manufacturing operations or reduce our costs and expenses.

Our business strategy is based on our assumptions about the future demand for our current products and the new products and applications that we are developing and on our ability to produce our products profitably. Each of these factors depends on our ability, among other things, to finance our operating and product development activities, maintain high quality and efficient manufacturing operations, relocate and close manufacturing facilities and reduce operating expenses as part of our ongoing cost restructuring with minimal disruption to our operations, access quality raw materials and contract manufacturing services in a cost-effective and timely manner, protect our intellectual property portfolio and attract and retain highly-skilled technical, managerial, marketing and finance personnel. Several of these and other factors that could affect our ability to implement our business strategy, such as risks associated with international operations, the threat or occurrence of armed international conflict or terrorist activities, increased competition, legal developments and general economic conditions, are beyond our control. In addition, circumstances beyond our control and changes in our business or industry may require us to change our business strategy.

We may require additional capital in the future, and additional funds may not be available on terms acceptable to us.

We believe that our existing cash and cash equivalents, together with the cash that we expect to generate from our operations and sales of assets in the ordinary course of business, will be sufficient to meet our planned capital needs for the next twelve months. However, it is possible that we may need to raise additional capital to fund our future activities or to consummate acquisitions of other businesses, products or technologies. After giving effect to this offering, the use of proceeds, the termination of the commitments under our existing $62.5 million revolving facility, the establishment of a new $25 million revolving facility and the roll over of outstanding letters of credit from our existing revolving facility to our new revolving facility, we expect to have $7.1 million of borrowing capacity available under our new revolving credit facility. Subject to the restrictions contained in our senior bank facilities and the indentures governing our first lien senior secured notes due 2010, our second lien senior secured notes due 2008 and our senior subordinated notes due 2009, we may be able to raise these funds by selling securities to the public or selected investors, or by borrowing money. We may not be able to obtain additional funds on favorable terms, or at all. If adequate funds are not available, we may be required to curtail our operations significantly, reduce planned capital expenditures and research and development, make selective dispositions of our assets or obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain technologies or potential markets, or otherwise impair our ability to remain competitive.

We may be unable to make the substantial research and development investments required to remain competitive in our business.

The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. We are committed to maintaining spending on new product development in order to stay competitive in our markets. We cannot assure you that we will have sufficient resources to maintain the level of investment in research and development that is required to remain competitive. The primary emphasis of our new product development is in the power management and standard analog and high frequency clock and data management solutions, with 80% of our overall research and development investment targeted in these areas.

Uncertainties involving the ordering and shipment of, and payment for, our products could adversely affect our business.

Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders 30 days prior to shipment without incurring a significant penalty. We routinely purchase inventory based on customers’ estimates of demand for their products, which is difficult to predict. This difficulty may be compounded when we sell to original equipment manufacturers indirectly through distributors or contract manufacturers, or both, as our forecasts for demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to failure of anticipated orders to materialize could result in excess obsolete inventory, which could result in write-downs of inventory or the incurrence of significant cancellation penalties under our arrangements with our raw materials and equipment suppliers.

During 2001, the markets in which our customers operate were characterized by a dramatic decline in end-user demand and continued high levels of channel inventories, which reduced visibility of future demand for our products and, in some cases, led to delays or defaults in payments for our products. In 2002, short customer lead times prevailed given the over-capacity in the industry, and we believe that these and other factors could adversely affect our revenues in the near term.

An inability to introduce new products could adversely affect us, and changing technologies or consumption patterns could reduce the demand for our products.

Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize the industries that are currently the primary end-users of semiconductors. As these industries evolve and introduce new products, our success will depend on our ability to predict and adapt to these changes in a timely and cost-effective manner by designing, developing, manufacturing, marketing and providing customer support for our own new products and technologies.

We cannot assure you that we will be able to identify changes in the product markets and requirements of our customers and end-users and adapt to such changes in a timely and cost-effective manner. Nor can we assure you that products or technologies that may be developed in the future by our competitors and others will not render our products or technologies obsolete or noncompetitive. A fundamental shift in technologies or consumption patterns in our existing product markets or the product markets of our customers or end-users could have a material adverse effect on our business or prospects.

Competition in our industry could prevent us from maintaining our revenues and from raising prices to offset increases in costs.

The semiconductor industry, particularly the market for semiconductor components, is highly competitive. As a result of the recent economic downturn, competition in the markets in which we operate has intensified as manufacturers of semiconductor components have offered reduced prices in order to combat production overcapacity and high inventory levels. Although only a few companies compete with us in all of our product lines, we face significant competition within each of our product lines from major international semiconductor companies as well as smaller companies focused on specific market niches. In addition, companies not currently in direct competition with us may introduce competing products in the future. The semiconductor components industry has also been undergoing significant restructuring and consolidations that could adversely affect our competitiveness.

Many of our competitors may have certain advantages over us, including substantially greater financial and other resources with which to withstand adverse economic or market conditions and pursue development, engineering, manufacturing, marketing and distribution of their products; longer independent operating histories and presence in key markets; and greater name recognition.

Because our components are often building block semiconductors that in some cases can be integrated into more complex integrated circuits, we also face competition from manufacturers of integrated circuits, application-specific integrated circuits and fully customized integrated circuits, as well as customers who develop their own integrated circuit products.

We compete in different product lines to various degrees on the basis of price, quality, technical performance, product features, product system compatibility, customized design, strategic relationships with customers, new product innovation, availability, delivery timing and reliability and customer sales and technical support. Gross margins in the industry vary by geographic region depending on local demand for the products in which semiconductors are used, such as personal computers, industrial and telecommunications equipment, consumer electronics and automotive goods. Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends.

Unless we maintain manufacturing efficiency, our future profitability could be adversely affected.

Manufacturing semiconductor components involves highly complex processes that require advanced equipment. We and our competitors continuously modify these processes in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. Our manufacturing efficiency will be an important factor in our future profitability, and we cannot assure you that we will be able to maintain our manufacturing efficiency or increase manufacturing efficiency to the same extent as our competitors.

From time to time, we have experienced difficulty in beginning production at new facilities, transferring production to other facilities or in effecting transitions to new manufacturing processes that have caused us to suffer delays in product deliveries or reduced yields. We cannot assure you that we will not experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, transferring production to other facilities, upgrading or expanding existing facilities or changing our process technologies, any of which could result in a loss of future revenues. Our results of operations could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

We could be required to incur significant capital expenditures for manufacturing technology and equipment to remain competitive.

Semiconductor manufacturing has historically required, and in the future is likely to continue to require, a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit smaller, more efficient and more powerful semiconductor devices. We maintain certain of our own manufacturing, assembly and test facilities, which have required and will continue to require significant investments in manufacturing technology and equipment. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increased production volume. We have reduced our capital expenditures from $254.1 million in 2000 to $149.0 million in 2001 and $40.5 million in 2002. In the first six months of 2003, our capital expenditures totaled $24.6 million.

We cannot assure you that we will have sufficient capital resources to make necessary investments in manufacturing technology and equipment. In addition, our principal credit agreement limits the amount of our capital expenditures.

If we were to lose one of our large customers, our revenues and profitability could be adversely affected.

Product shipments to our ten largest customers accounted in the aggregate for approximately 49%, 51% and 53% of our total shipments in 2001, 2002 and the first six months of 2003, respectively. Many of our customers operate in cyclical industries, and in the past we have experienced significant fluctuations from period to period in the volume of our products ordered. Generally, our agreements with our customers impose no minimum or continuing obligations to purchase our products. We cannot assure you that any of our customers will not significantly reduce orders or seek price reductions in the future or that the loss of one or more of our customers would not have a material adverse effect on our business or prospects.

The loss of our sources of raw materials or manufacturing services, or increases in the prices of such goods or services, could adversely affect our operations and productivity.

Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or if the costs of our raw materials increase significantly or their quality deteriorates. Our manufacturing processes rely on many raw materials, including silicon wafers, copper lead frames, mold compound, ceramic packages and various chemicals and gases. Generally, our agreements with suppliers impose no minimum or continuing supply obligations, and we obtain our raw materials and supplies from a large number of sources on a just-in-time basis. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we believe that our current supplies of raw materials are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

In addition, for some of our products, such as our new Silicon Germanium (SiGe) technology, we are dependent upon a limited number of highly specialized suppliers for required components and materials. The number of qualified alternative suppliers for these kinds of technologies is extremely limited. We cannot assure you that we will not lose our suppliers for these key technologies or that our suppliers will be able to meet performance and quality specifications or delivery schedules. Disruption or termination of our limited supply sources for these components and materials could delay our shipments of products utilizing these technologies and damage relationships with current and prospective customers.

We also use third-party contractors for some of our manufacturing activities, primarily for wafer fabrication and the assembly and testing of final goods. These contract manufacturers, including AIT, Amkor, ASAT, ASE, Chartered, Hynix, Liteon, Motorola, Phenitec and PSI, accounted for approximately 37%, 29%, 23% and 22% of our cost of sales in 2000, 2001, 2002 and the first six months of 2003, respectively. Our agreements with these manufacturers typically require us to forecast product needs and commit to purchase services consistent with these forecasts, and in some cases require longer-term commitments in the early stages of the relationship. Our operations could be adversely affected if these contractual relationships were disrupted or terminated, the cost of such services increased significantly, the quality of the services provided deteriorated or our forecasts proved to be materially incorrect.

Acquisitions and strategic alliances may harm our operating results or cause us to incur debt or assume contingent liabilities.

We may in the future acquire and form strategic alliances relating to other businesses, products and technologies. Successful acquisitions and alliances in the semiconductor industry are difficult to accomplish because they require, among other things, efficient integration and aligning of product offerings and manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of integration and alignment may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated and aligned and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The integration and alignment of operations following an acquisition or alliance requires the dedication of management resources that may distract attention from the day-to-day business, and may disrupt key research and development, marketing or sales efforts. We may also incur debt or assume contingent liabilities in connection with acquisitions and alliances, which could harm our operating results. Without strategic acquisitions and alliances we may have difficulty meeting future customer product and service requirements.

Our international operations subject us to risks inherent in doing business on an international level that could adversely impact our results of operations.

Approximately 40%, 39% and 21% of our total revenues in 2001, 37%, 45% and 18% of our total revenues in 2002 and 33%, 49% and 18% of our total revenues during the first six months of 2003 were derived from the Americas, the Asia/Pacific region and Europe (including the Middle East), respectively. We maintain significant operations in Seremban, Malaysia; Carmona, the Philippines; Aizu, Japan; Leshan, China; Roznov, the Czech Republic; and Piestany, the Slovak Republic. In addition, we rely on a number of contract manufacturers (primarily for assembly and testing) whose operations are primarily located in the Asia/Pacific region.

We cannot assure you that we will be successful in overcoming the risks that relate to or arise from operating in international markets. Risks inherent in doing business on an international level include, among others, the following:

•	economic and political instability (including as a result of the threat or occurrence of armed international conflict or terrorist attacks);

•	changes in regulatory requirements, tariffs, customs, duties and other trade barriers;

•	transportation delays;

•	power supply shortages and shutdowns;

•	difficulties in staffing and managing foreign operations and other labor problems;

•	currency convertibility and repatriation;

•	taxation of our earnings and the earnings of our personnel; and

•	other risks relating to the administration of or changes in, or new interpretations of, the laws, regulations and policies of the jurisdictions in which we conduct our business.

Our activities outside the United States are subject to additional risks associated with fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. While our sales are primarily denominated in U.S. dollars, worldwide semiconductor pricing is influenced by currency rate fluctuations.

If we fail to attract and retain highly-skilled personnel, our results of operations and competitive position could deteriorate.

Our success depends upon our ability to attract and retain highly-skilled technical, managerial, marketing and finance personnel. The market for personnel with such qualifications is highly competitive. For example, analog component designers are difficult to attract and retain, and the failure to attract and retain analog component designers could compromise our ability to keep pace with our competitors in the market for analog components. We have not entered into employment agreements with all of our key personnel. As employee incentives, we issue common stock options that generally have exercise prices at the market value at time of the grant and that are subject to vesting. Declines in our stock price may reduce the effectiveness of these incentives. Loss of the services of, or failure to effectively recruit, qualified personnel, including senior managers and design engineers, could have a material adverse effect on our business.

We use a significant amount of intellectual property in our business. Some of that intellectual property is currently subject to disputes with third parties, and litigation could arise in the future. If we are unable to protect the intellectual property we use, our business could be adversely affected.

We rely on patents, trade secrets, trademarks, mask works and copyrights to protect our products and technologies. Some of our products and technologies are not covered by any patents or pending patent applications, and we cannot assure you that:

•	any of the substantial number of U.S. and foreign patents and pending patent applications that we employ in our business, including those that Motorola assigned, licensed or sublicensed to us in connection with our recapitalization, will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others;

•	the license rights granted by Motorola in connection with our recapitalization will provide competitive advantages to us;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	any of the trademarks, copyrights, trade secrets, know-how or mask works that Motorola has assigned, licensed or sublicensed to us in connection with our recapitalization will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others; or

•	any of our pending or future trademark, copyright, or mask work applications will be issued or have the coverage originally sought.

In addition, our competitors or others may develop products or technologies that are similar or superior to our products or technologies, duplicate our products or technologies or design around our protected technologies. Effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in the United States and in foreign countries.

Also, we may from time to time in the future be notified of claims that we may be infringing third-party patents or other intellectual property rights. Motorola has agreed to indemnify us for a limited period of time with respect to some claims that our activities infringe on the intellectual property rights of others. If necessary or desirable, we may seek licenses under such patents or intellectual property rights. However, we cannot assure you that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for technologies we use could cause us to incur substantial liabilities or to suspend the manufacture or shipment of products or our use of processes requiring the technologies. Litigation could cause us to incur significant expense, by adversely affecting sales of the challenged product or technologies and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may be required to:

•	pay substantial damages;

•	cease the manufacture, use, sale or importation of infringing products;

•	expend significant resources to develop or acquire non-infringing technologies;

•	discontinue the use of processes; or

•	obtain licenses to the infringing technologies.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available to us on reasonable terms. Any such development, acquisition or license could require the expenditure of substantial time and other resources.

We will also seek to protect our proprietary technologies, including technologies that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our collaborators, advisors, employees and consultants. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that persons or institutions will not assert rights to intellectual property arising out of our research.

We are party to securities class action litigation which may be costly to defend and the outcome of which is uncertain.

In July 2001, three stockholder class action lawsuits were filed in the United States District Court for the Southern District of New York against us, certain of our former officers, current and former directors and various investment banking firms who acted as underwriters in connection with our initial public offering in May 2000. In April 2002, the plaintiffs filed a consolidated, amended complaint that supercedes the individual complaints originally filed. The amended complaint generally alleges that our offering documents failed to disclose certain underwriting fees and commissions and underwriter tie-ins and other arrangements with certain customers of the underwriters that impacted the price of our common stock in the after-market. The plaintiffs are seeking unspecified damages. On July 15, 2002, together with other issuer defendants, we filed a collective motion to dismiss the class action lawsuit. On February 19, 2003, as to the claims brought against us under the antifraud provisions of the securities laws, the Court dismissed these claims with prejudice. As to the claims brought under the registration provisions of the securities laws, the Court denied the motion to dismiss these claims. In June 2003, upon the determination of a special independent committee of our Board of Directors, we elected to participate in a proposed settlement with the plaintiffs in this litigation. If ultimately approved by the Court, this proposed settlement would result in a dismissal, with prejudice, of all claims in the litigation against us and against any of the other issuer defendants who elect to participate in the proposed settlement, together with the current or former officers and directors of participating issuers who were named as individual defendants.

We can provide no assurance as to the outcome of this securities litigation. Any conclusion of this litigation in a manner adverse to us could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, the cost to us of defending the litigation, even if resolved in our favor, could be substantial. Such litigation could also substantially divert the attention of our management and our resources in general. Uncertainties resulting from the initiation and continuation of this litigation could harm our ability to compete in the marketplace. Because the price of our common stock has been, and may continue to be, volatile, we can provide no assurance that additional securities litigation will not be filed against us in the future.

Environmental and other regulatory matters could adversely affect our ability to conduct our business and could require expenditures that could have a material adverse affect on our results of operations and financial condition.

Our manufacturing operations are subject to various environmental laws and regulations relating to the management, disposal and remediation of hazardous substances and the emission and discharge of pollutants into the air and water. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Motorola has agreed to indemnify us for environmental and health and safety liabilities related to the conduct or operations of our business or Motorola’s ownership, occupancy or use of real property occurring prior to the closing of our recapitalization transaction. We also have purchased environmental insurance to cover certain claims related to historical contamination and future releases of hazardous substances. However, we cannot assure you that such indemnification arrangements and insurance policy will cover all material environmental costs. In addition, the nature of our operations exposes us to the continuing risk of environmental and health and safety liabilities related to events or activities occurring after our recapitalization.

Based upon information currently available to us, we believe that the future cost of compliance with existing environmental and health and safety laws and regulations, and any liability for environmental conditions, will not have a material adverse effect on our business or prospects. However, we cannot predict:

•	changes in environmental or health and safety laws or regulations;

•	the manner in which environmental or health and safety laws or regulations will be enforced, administered or interpreted;

•	our ability to enforce and collect under indemnity agreements and insurance policies relating to environmental liabilities; or

•	the cost of compliance with future environmental or health and safety laws or regulations or the costs associated with any future environmental claims, including the cost of clean-up of currently unknown environmental conditions.

Terrorist attacks, such as the attacks that occurred in New York and Washington D.C. on September 11, 2001, or threats or occurrences of international armed conflict or other terrorist activities both in the United States and internationally may affect the markets in which our common stock trades, the markets in which we operate and our profitability.

On September 11, 2001 the United States was the target of terrorist attacks of unprecedented scope. The threat or occurrences of international armed conflict or other terrorist activities both in the United States and internationally may affect the markets in which our securities trade, the market in which we operate and our profitability. The terrorist attacks caused instability in the global financial markets, and future or threatened terrorist attacks or occurrences of international armed conflict could result in greater economic instability.

The September 11 attacks and other terrorist attacks have disrupted the global insurance and reinsurance industries, and we may experience delays in renewing some insurance policies and may not be able to obtain insurance at historical levels on all of our facilities. Future terrorist attacks or occurrences of international armed conflict could affect our domestic and international sales, disrupt our supply chain and impair our ability to produce and deliver our products. Such conflicts and hostilities could directly impact our physical facilities or those of our joint ventures, suppliers or customers, both in the United States and elsewhere. Our primary facilities are located in the United States, Malaysia, the Philippines, Japan, the Czech Republic, China and Slovakia. In addition, these sorts of activities may make transportation of our supplies and products more difficult or cost prohibitive. Due to the broad and uncertain effects that terrorist attacks have had on financial and economic markets generally, we cannot provide any reliable measure of the impact that these terrorist attacks have had on our recent financial performance or any estimate as to how these sorts of attacks and activities might affect our future results.

Risks Relating to Our Indebtedness

Our substantial debt could impair our financial condition and adversely affect our ability to operate our business.

We are highly leveraged and have substantial debt service obligations. As of July 4, 2003, we had total long-term indebtedness of $1,441.6 million (including current maturities, but excluding unused commitments) and interest expense of $76.9 million for the first six months of 2003. Also, we may incur additional debt in the future, subject to certain limitations contained in our debt instruments.

The degree to which we are leveraged could have important consequences to you, including:

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired;

•	a significant portion of our cash flow from operations must be dedicated to the payment of interest and principal on our debt, which reduces the funds available to us for our operations;

•	some of our debt is and will continue to be at variable rates of interest, which may result in higher interest expense in the event of increases in market interest rates;

•	our debt agreements contain, and any agreements to refinance our debt likely will contain, financial and restrictive covenants, and our failure to comply with them may result in an event of default which, if not cured or waived, could have a material adverse effect on us;

•	our level of indebtedness will increase our vulnerability to general economic downturns and adverse industry conditions;

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry; and

•	our substantial leverage could place us at a competitive disadvantage vis-à-vis our competitors who have less leverage relative to their overall capital structures.

We may incur more debt, which could exacerbate the risks described above.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements relating to our outstanding indebtedness restrict us from incurring additional indebtedness, but do not fully prohibit us or our subsidiaries from doing so. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. See “Capitalization” and “Selected Financial Information and Other Data.” Some of the debt we may incur may be secured by the collateral securing certain of our existing indebtedness.

The agreements relating to our indebtedness may restrict our current and future operations, particularly our ability to respond to changes or to take some actions.

Our debt agreements contain, and any future debt agreements may include, a number of restrictive covenants that impose significant operating and financial restrictions on, among other things, our ability to:

•	incur additional debt, including guarantees;

•	incur liens;

•	sell or otherwise dispose of assets;

•	make investments, loans or advances;

•	make some acquisitions;

•	engage in mergers or consolidations;

•	make capital expenditures;

•	pay dividends, redeem capital stock or make certain other restricted payments or investments;

•	pay dividends from our subsidiary, Semiconductor Components Industries, LLC, to ON Semiconductor Corporation;

•	engage in sale and leaseback transactions;

•	enter into new lines of business;

•	issue some types of preferred stock; and

•	enter into transactions with our affiliates.

In addition, our senior bank facilities require that we maintain minimum consolidated EBITDA as defined in the credit agreement and a minimum amount of cash and cash equivalents. Any future debt could contain financial and other covenants more restrictive than those that are currently applicable.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our operating results and our financial condition.

If there were an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments, either upon maturity or if accelerated upon an event of default or, if we were required to repurchase any of our debt securities upon a change of control, that we would be able to refinance or restructure the payments on those debt securities. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations and proceeds from sales of assets in the ordinary course of business to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling additional assets, reducing or delaying capital investments or seeking to raise additional capital. The terms of our financing agreements contain limitations on our ability to incur indebtedness. After giving effect to this offering, the use of proceeds, the termination of the commitments under our existing $62.5 million revolving facility, the establishment of a new $25 million revolving facility and the roll over of outstanding letters of credit from our existing revolving facility to our new revolving facility, we expect to have $7.1 million of borrowing capacity available under our new revolving credit facility. As of January 9, 2003, we amended our primary foreign exchange hedging agreement to provide for termination if at any time the amount available under our revolving credit facility is less than $2.5 million. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. As a result of our debt refinancing in March 2003, we expect that our interest expense will increase by an average of approximately $13.8 million per year. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our debt obligations.

Risks Relating to Our Common Stock

Fluctuations in our quarterly operating results may cause our stock price to decline.

Given the nature of the markets in which we participate, we cannot reliably predict future revenues and profitability, and unexpected changes may cause us to adjust our operations. A large portion of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Thus, small declines in revenues could negatively affect our operating results in any given quarter. Factors that could affect our quarterly operating results include:

•	the timing and size of orders from our customers, including cancellations and reschedulings;

•	the timing of introduction of new products;

•	the gain or loss of significant customers, including as a result of industry consolidation;

•	seasonality in some of our target markets;

•	changes in the mix of products we sell;

•	changes in demand by the end-users of our customers’ products;

•	market acceptance of our current and future products;

•	variability of our customers’ product life cycles;

•	changes in manufacturing yields or other factors affecting the cost of goods sold, such as the cost and availability of raw materials and the extent of utilization of manufacturing capacity;

•	changes in the prices of our products, which can be affected by the level of our customers’ and end-users’ demand, technological change, product obsolescence, competition, or other factors;

•	cancellations, changes or delays of deliveries to us by our third-party manufacturers, including as a result of the availability of manufacturing capacity and the proposed terms of manufacturing arrangements;

•	our liquidity and access to capital; and

•	our research and development activities and the funding thereof.

Holders of our common stock may experience dilution and the price of our common stock may decline as a result of the issuance of stock in the future.

In September 2001, we sold 10,000 shares of our Series A Cumulative Convertible Redeemable Preferred Stock to TPG ON Holdings LLC, an affiliate of the Texas Pacific Group. Each share of the preferred stock is convertible at the option of the holder into approximately 3,546 shares of our common stock as of the issue date, excluding shares into which the preferred stock is convertible due to accumulated and unpaid dividends and subject to customary anti-dilution adjustments. Under the anti-dilution provisions, the conversion price (currently $2.82) is subject to downward adjustment in the event we issue common stock, or derivative securities entitling the holder to subscribe for or acquire common stock, at a price below the then-current conversion price or market price. Holders of preferred stock are entitled to cumulative dividends, payable quarterly in cash, at a rate of 8% per annum (or if greater during the relevant quarterly period, in an amount equal to the value of the dividends that would be paid on our common stock then issuable upon conversion of the preferred stock), subject to applicable restrictions imposed by our senior bank facility. In the event dividends are not paid, the dividends will accumulate on a compounded basis and the number of shares of common stock into which the preferred stock is convertible will increase proportionately.

There is a possibility that the preferred stock will be converted at a price per share that is less than the then current market price of our common stock. If this were to occur, it may cause substantial dilution to our existing common stockholders. Additionally, we registered the shares of common stock issuable upon conversion of the preferred stock under the Securities Act for public resale. Therefore, in the event that the preferred stock is converted, a substantial number of shares of our common stock may be sold into the market, which could decrease the trading price of our common stock and encourage short sales by the selling shareholder or others. Short sales could place further downward pressure on the price of our common stock. In addition to the preferred stock, we may issue more stock in the future, which may cause dilution and a decline in the price of our common stock.

Our stock price may be volatile, which could result in substantial losses for investors in our securities.

The stock markets in general, and the markets for high technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

The market price of the common stock may also fluctuate significantly in response to the following factors, some of which are beyond our control:

•	variations in our quarterly operating results;

•	changes in management’s or securities analysts’ estimates of our financial performance;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new products or product enhancements;

•	loss of a major customer or failure to complete significant transactions; and

•	additions or departures of key personnel.

The trading price of our common stock since our initial public offering has ranged from a closing price high of $25.00 on May 1, 2000 to a closing price low of $0.91 on October 4, 2002. The last reported sale price of our common stock on September 8, 2003 was $5.46 per share.

Our stock price could be affected because a substantial number of shares of our common stock will be available for sale in the future.

Sales in the public market of a substantial number of shares of common stock, including shares of common stock issued upon conversion of the Series A preferred stock, could depress the market price of the common stock and could impair our ability to raise capital through the sale of additional equity securities. A substantial number of shares of our common stock will be available for future sale.

Texas Pacific Group, as our principal stockholder, controls our company, which will limit the ability of our other stockholders to influence the outcome of director elections and other matters submitted for a vote of the stockholders.

Affiliates of Texas Pacific Group own 124,999,433 shares of our common stock and all of the outstanding shares of Series A preferred stock. As of August 25, 2003, these shares represented approximately 75% of the total voting power of our capital stock. As a result, Texas Pacific Group, through its affiliates, will be able to:

•	elect all of our directors and, as a result, control matters requiring board approval;

•	control matters submitted to a stockholder vote, including mergers and consolidations with third parties and the sale of all or substantially all of our assets; and

•	otherwise control or influence our business direction and policies.

In addition, our certificate of incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested stockholders, do not apply to us.

Provisions in our charter documents may delay or prevent the acquisition of our company, which could decrease the value of our stock.

Our certificate of incorporation and bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our Board of Directors. These provisions:

•	create a Board of Directors with staggered terms;

•	permit only our board of directors or the Chairman of our Board of Directors to call special meetings of stockholders;

•	establish advance notice requirements for submitting nominations for election to the Board of Directors and for proposing matters that can be acted upon by stockholders at a meeting;

•	prohibit stockholder action by written consent;

•	authorize the issuance of “blank check” preferred stock, which is preferred stock with voting or other rights or preferences that could impede a takeover attempt and that our Board of Directors can create and issue without prior stockholder approval; and

•	require the approval by holders of at least 66 2/3% of our outstanding common stock to amend any of these provisions in our certificate of incorporation or bylaws.

Although we believe these provisions make a higher third-party bid more likely by requiring potential acquirors to negotiate with our Board of Directors, these provisions apply even if an initial offer may be considered beneficial by some stockholders.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of our common stock in this offering will be approximately $177.3 million, after deducting the underwriters’ discounts and commissions and other expenses related to this offering (or $204.4 million if the underwriters exercise in full their option to purchase additional shares) based on a per share price of $5.46, the last reported sale price for our common stock on September 8, 2003. We plan to borrow, simultaneously with the completion of this offering, the entire $50 million of the additional term loan for which we have received commitments. We plan to use the net proceeds of this offering and such borrowing to prepay a portion of our senior bank facilities. As of July 4, 2003, we had borrowings of $520.7 million under our senior bank facilities. In connection with this offering, we have obtained an amendment to the credit agreement relating to our senior bank facilities, which will become effective upon the satisfaction of specified conditions. The amendment will, among other things, permit us to apply the proceeds of this offering and such borrowing as set forth in the table below.

Assuming that the net proceeds from this offering and such borrowing total $225.3 million, the following is a summary of the estimated uses of funds (dollars in millions):

Repayment of senior bank facilities(1):
Existing revolving facility	$37.5
Tranche R term facility	62.5
Tranche A term facility	4.8
Tranche B term facility	119.7
Tranche C Term Facility	0.5
Tranche D Term Facility	0.3
Transaction fees and expenses(2)	14.7

Total Uses	$240.0

(1)	The interest rate margin over the “base rate” or LIBOR (as defined), respectively, on borrowings under our senior bank facilities is currently 3.0% with respect to alternate base rate loans and 4.0% with respect to Eurodollar loans. Payment of interest is required on a monthly basis. In addition, a supplemental interest charge of 2.0% accrued through September 30, 2001 and increased to 3.0% for the period from October 1, 2001 through May 5, 2002 and decreased to 1.0% for the period May 6, 2002 through June 30, 2003. We paid the total amount of such supplemental interest, which was $26.9 million, in the first quarter of 2003, thereby avoiding any supplemental interest during the period from April 1, 2003 through June 30, 2003. No supplemental interest will accrue for subsequent periods. The scheduled maturity dates for the current revolving facility and the tranche R, tranche A and tranche B term facilities are August 4, 2005, August 4, 2005, August 4, 2005 and August 4, 2006, respectively.

We have obtained an amendment to our senior bank facilities, the effectiveness of which is conditioned upon, among other things:

•	our having obtained gross cash proceeds of not less than $150 million from a combination of (1) a public offering of our common stock (including this offering) and (2) borrowings under the additional term loan described above and

•	our having applied 100% of the net proceeds from such offering of common stock and the proceeds from such borrowings (1) to repay all outstanding loans (and terminate the commitments) under our existing $62.5 million revolving facility, (2) to prepay in full our tranche A and tranche R term loan facilities and (3) to the extent of any excess net proceeds, to prepay scheduled principal installments under our other term loan facilities in chronological order.

We have obtained a commitment from JPMorgan Chase Bank, the administrative agent for our senior bank facilities, to provide an additional term loan in an amount up to $50 million. We have also obtained commitments from JPMorgan Chase Bank and Morgan Stanley Senior Funding, Inc. to provide a new $25 million revolving facility. For further details regarding the amendment and commitments, see “Prospectus Supplement Summary—Amendment to Senior Bank Facilities, Additional Term Loan and New Revolving Facility.”

(2)	Includes an amendment fee and an agent fee with respect to the pending amendment to the credit agreement, commitment fees with respect to the additional term loan facility and revolving credit facility, the underwriters’ discounts, legal, accounting and other professional expenses and printing and other costs in connection with this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of July 4, 2003, on an actual and pro forma basis to give effect to (1) this offering and the application of the proceeds, after deducting the underwriters’ discounts and commissions and other related expenses (assuming that the underwriters do not exercise their option to purchase additional shares) and (2) borrowings of $50 million under an additional term loan for which we have received commitments and the application of the proceeds, as if this offering and such borrowing had occurred as of such date.

	As of July 4, 2003
	Actual	Adjustments	Pro Forma
	(dollars in millions)
Cash and cash equivalents	$181.2	$—	$181.2

Long-term debt (including current portion):
Senior bank facilities(1):
Existing revolving facility	$37.5	$(37.5)	$—
Tranche R term facility	62.5	(62.5)	—
Tranche A term facility	4.8	(4.8)	—
Tranche B term facility	153.1	(119.7)	33.4
Tranche C term facility	164.9	(0.5)	164.4
Tranche D term facility	97.9	(0.3)	97.6
New revolving facility	—		—
Additional term loan	—	50.0	50.0
Senior secured notes due 2010	191.2		191.2
Second lien senior secured notes due 2008	292.0		292.0
Senior subordinated notes due 2009	260.0		260.0
Junior subordinated note due 2011(2)	133.4		133.4
Other debt(3)	44.3		44.3

Total long-term debt	1,441.6	(175.3)	1,266.3

Minority interest in consolidated subsidiaries	25.4		25.4

Series A cumulative convertible redeemable preferred stock	114.5		114.5

Stockholders’ equity (deficit):
Common stock, par value $0.01 per share, 300,000,000 shares authorized, 177,116,324 shares issued and outstanding, actual; 211,916,324 shares issued and outstanding, as adjusted	1.8	0.3	2.1
Additional paid-in capital	733.8	177.0	910.8
Accumulated other comprehensive income (loss)	(11.3)		(11.3)
Accumulated deficit	(1,475.0)	(3.5)	(1,478.5)

Total stockholders’ deficit(4)	(750.7)	173.8	(576.9)

Total capitalization	$830.8		$829.3

(1)	Since July 4, 2003, we have not made any principal payments under our senior bank facilities. We have obtained an amendment to our senior bank facilities, the effectiveness of which is subject to, among other things, satisfaction before December 7, 2003 of the following conditions:

•	our having obtained gross cash proceeds of not less than $150 million from a combination of (1) a public offering of our common stock (including this offering) and (2) borrowings under the additional term loan described above and

•	our having applied 100% of the net proceeds from such offering of common stock and the proceeds from such borrowings (1) to repay all outstanding loans (and terminate the commitments) under our existing revolving facility, (2) to prepay in full our tranche A and tranche R term loan facilities and (3) to the extent of any excess net proceeds, to prepay scheduled principal installments under our other term loan facilities in chronological order.

The amendment will, among other things:

•	permit us to obtain an additional term loan under our senior bank facilities in an amount up to $50 million, the entire amount of which we intend to borrow simultaneously with the completion of this offering, which is expected to have terms similar to our tranche D term loan facility and

•	permit us to obtain a new $25 million revolving facility that would mature on August 4, 2006, provide for the issuance of letters of credit other than U.S. dollars that are to be specified and, in all other respects, have terms substantially similar to those of our existing revolving facility.

We have obtained a commitment from JPMorgan Chase Bank, the administrative agent for our senior bank facilities, to provide an additional term loan of up to $50 million. We have also obtained commitments from JPMorgan Chase Bank and Morgan Stanley Senior Funding, Inc. to provide a new $25 million revolving facility. Simultaneously with the effectiveness of the amendment and termination of the commitments under our existing revolving facility, we intend to roll over letters of credit outstanding under our current revolving facility, which totaled $17.9 million as of September 9, 2003, into the new revolving facility. For further details regarding the amendment, see “Prospectus Supplement Summary—Amendment to Senior Bank Facilities, Additional Term Loan and New Revolving Facility.”

(2)	The 10% junior subordinated note due 2011 is held by Motorola. The amount of this note shown in the table above includes accrued interest of $42.4 million. Interest on this note compounds semi-annually and is payable at maturity.

(3)	Other debt reflects a $23.4 million unsecured loan by a Japanese bank to one of our Japanese subsidiaries that requires semi-annual principal and interest payments through September 2010, a $20.0 million loan facility with a Chinese bank due 2004 that requires quarterly interest payments, and a $0.9 million capital lease obligation.

(4)	Pro forma total stockholders’ deficit reflects the assumed write-off of approximately $3.5 million of deferred financing costs, that are currently included in other assets in our consolidated balance sheet as of July 4, 2003, associated with the prepayment of the senior bank facilities.

The table above does not reflect:

•	5,140,730 shares of common stock issuable upon the exercise of options granted prior to our initial public offering, at an exercise price of $1.50 per share, under our 1999 Founders Stock Option Plan;

•	18,744,968 shares of common stock issuable upon the exercise of options granted after our initial public offering, at an average exercise price of $4.71 per share, under our 1999 Founders Stock Option Plan and our amended and restated 2000 Stock Incentive Plan;

•	12,754,754 additional shares of common stock reserved for future issuance under our amended and restated 2000 Stock Incentive Plan and our 2000 Employee Stock Purchase Plan;

•	41,760,562 shares of common stock that TPG ON Holdings LLC has the right to acquire upon conversion of our Series A cumulative convertible redeemable preferred stock, which includes 6,299,570 shares that are or may become issuable in lieu of accrued and unpaid dividends as of October 24, 2003.

COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

Our common stock has traded under the symbol “ONNN” on the Nasdaq National Market since April 28, 2000, except for the period from October 25, 2002 until September 3, 2003 during which our common stock was quoted on the Nasdaq SmallCap Market. The following table sets forth the high and low closing sale prices for our common stock for the fiscal periods indicated as reported by the Nasdaq National Market or the Nasdaq SmallCap Market, as applicable.

	Common Stock Price
	High	Low
Year Ended December 31, 2001
First Quarter	$8.2188	$4.7500
Second Quarter	7.4800	4.0000
Third Quarter	4.7900	1.6800
Fourth Quarter	2.3599	1.3300
Year Ended December 31, 2002
First Quarter	4.2000	2.2500
Second Quarter	5.9900	1.6000
Third Quarter	2.8100	1.1600
Fourth Quarter	2.6200	0.9100
Year Ended December 31, 2003
First Quarter	1.9500	1.0400
Second Quarter	2.7100	1.0300
Third Quarter (through September 8, 2003)	5.4600	2.6900

A recent reported last sale price for our common stock as reported on the Nasdaq National Market is set forth in the cover page of this prospectus supplement. On September 4, 2003, there were approximately 256 holders of record of our common stock.

We have neither declared nor paid any cash dividends on our common stock since our initial public offering, and we do not presently intend to do so. Our future dividend policy with respect to our common stock will depend upon our earnings, capital requirements, financial condition, debt restrictions and other factors deemed relevant by our Board of Directors. Each of our senior bank facilities, senior secured first lien notes, senior secured second lien notes, senior subordinated notes and Series A cumulative convertible redeemable preferred stock restricts our ability to pay cash dividends to our common stockholders. Therefore, we do not anticipate paying any cash dividends in the foreseeable future.

SELECTED FINANCIAL INFORMATION AND OTHER DATA

The following table sets forth our selected financial data for the periods indicated. We derived the statement of operations data set forth below for the year ended December 31, 1998 and the period from January 1, 1999 through August 3, 1999, and the balance sheet data as of December 31, 1998, from our audited pre-recapitalization combined financial statements. We derived the statement of operations data set forth below for the period from August 4, 1999 through December 31, 1999 and the years ended December 31, 2000, 2001 and 2002 and, and the balance sheet data for December 31, 1999, 2000, 2001 and 2002, from our audited post-recapitalization consolidated financial statements. We derived the selected financial and other data for the six month periods ended June 28, 2002 and July 4, 2003 from our unaudited interim consolidated financial statements. In management’s opinion, the unaudited financial information described above includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. Results for the six month periods ended June 28, 2002 and July 4, 2003 are not indicative of results for future periods. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and the notes thereto and our unaudited interim consolidated financial statements and the notes thereto included elsewhere in this prospectus supplement.

	Pre-Recapitalization		Post-Recapitalization
	Year Ended December 31, 1998	January 1, 1999 through August 3, 1999	August 4, 1999 through December 31, 1999	Year Ended December 31,			Six months Ended
				2000	2001	2002	June 28, 2002	July 4, 2003
	(In millions, except per share data)
Statement of Operations Data(1):
Total revenues	$1,657.6	$986.4	$800.8	$2,083.3	$1,223.2	$1,093.7	$551.6	$525.7
Write-off of acquired in-process research and development(2)	—	—	—	26.9	—	—	—	—
Restructuring, asset impairments and other(3)	189.8	—	3.7	4.8	150.4	27.7	10.2	34.6
Loss on debt prepayment(4)	—	—	—	(29.2)	—	(6.5)	(6.5)	(3.5)
Cumulative effect of accounting change(5)	—	—	—	—	(116.4)	—	—	(21.5)
Revenues less direct and allocated expenses(6)	(136.3)	104.8
Income (loss) before cumulative effect of accounting change			29.8	71.1	(715.0)	(141.9)	(81.8)	(86.5)
Net income (loss)(7)			29.8	71.1	(831.4)	(141.9)	(81.8)	(108.0)
Net Income (loss) applicable to common stock(8)			19.2	62.3	(846.9)	(150.4)	(86.0)	(112.4)
Diluted earnings (loss) per common share(9)			$0.13	$0.38	(4.88)	(0.86)	(0.49)	(0.64)

	December 31,					As of July 4, 2003
	1998	1999	2000	2001	2002
Balance Sheet Data(1):
Total assets	$840.7	$1,637.0	$2,050.2	$1,399.2	$1,243.4	$1,177.3
Long-term debt, less current portion(10)	—	1,295.3	1,263.2	1,394.5	1,403.4	1,416.7
Redeemable preferred stock(11)	—	219.6	—	101.6	110.1	114.5
Stockholders’ equity (deficit)/business equity(12)	681.0	(247.7)	337.7	(517.4)	(662.1)	(750.7)

	Year Ended December 31, 1998	January 1, 1999 through August 3, 1999	August 4, 1999 through December 31, 1999	Year Ended December 31,			Six Months Ended
				2000	2001	2002	June 28, 2002	July 4, 2003
	(In millions)
Cash Flow Data(1)(9):
Net cash provided by (used in) operating activities	$169.0	$123.5	$50.3	$312.2	$(116.4)	$46.4	$12.5	$16.7
Net cash (used in) investing activities	(119.9)	(39.6)	(79.4)	(493.2)	(115.4)	(36.0)	(25.3)	(26.4)
Net cash provided by (used in) financing activities(10)	n/a	n/a	162.1	239.3	226.2	(7.0)	(3.2)	0.1

Other Data(1):
Capital Expenditures	119.9	39.6	76.3	254.1	149.0	40.5	27.8	24.6
Depreciation and Amortization	133.9	77.4	63.6	167.5	177.1	148.0	74.1	72.6

(1)	In the second quarter of 2003, we adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FASB Interpretation No. 46 requires that certain variable interest entities be consolidated by the primary beneficiary, as that term is defined in FASB Interpretation No. 46. We determined that our investment in Leshan-Phoenix Semiconductor Company Limited meets the definition of a variable interest entity as our economic interest in Leshan is proportionately greater than our ownership interest in Leshan and, therefore, our investment in Leshan should be consolidated under FASB Interpretation No. 46. We had previously accounted for our investment in Leshan using the equity method. While consolidation of our investment in Leshan did not impact our previously reported net income (loss) or stockholders’ equity (deficit), financial information for periods after our August 4, 1999 recapitalization that appears in this prospectus supplement has been revised for comparative purposes as allowed by FASB Interpretation No. 46. Financial information for the pre-recapitalization periods has not been revised to reflect the consolidation of Leshan-Phoenix Semiconductor Company Limited as such consolidation does not impact previously reported revenues less direct and allocated expenses and business equity, and is not significant for comparative purposes.

(2)	The write-off of acquired in-process research and development relates to our April 2000 acquisition of Cherry Semiconductor Corporation, and is presented net of tax.

(3)	Results of operations for the year ended December 31, 1998 consisted of a $189.8 million Motorola restructuring charge allocated to us in June 1998. Results of operations for the period from August 4, 1999 through December 31, 1999 include restructuring charges, asset impairment charges and other items of $3.7 million and are comprised of an $11.1 million charge for employee separation costs and asset write-downs related primarily to the closure of a manufacturing facility in Arizona in December 1999, which was partially offset by a $7.4 million reduction in reserves associated with our June 1998 restructuring plan. Results of operations for the year ended December 31, 2000 include restructuring, asset impairments and other charges of $4.8 million and are comprised of $2.4 million to cover employee separation costs and $2.4 million for asset impairments. Results of operations for the year ended December 31, 2001 include restructuring, asset impairments and other charges of $150.4 million and are comprised of $80.4 million to cover employee separation costs, $66.2 million of asset impairments and costs related to facilities closures and termination of contracts and $3.8 million to cover the costs associated with the separation of one of our executive officers. Results of operations for the year ended December 31, 2002 include restructuring charges, asset impairment charges and other items of $27.7 million and are comprised of $21.2 million of employee separation costs, $15.9 million of asset impairments and costs related to facilities closures and termination of contracts and $4.9 million to cover the costs associated with the termination of executive officers, which were partially offset by $1.9 million from the release of reserves and a $12.4 million gain from the settlement of various contractual issues with Motorola. Results of operations for the first six months of 2003 include restructuring, asset impairments and other charges of $34.6 million and are comprised of $0.4 million to cover employee separation costs, $12.9 million of asset impairments and costs related to termination of contracts and $21.3 million of non-cash impairment charges.

(4)	In 2000, the charge relates to repayment penalties, redemption premiums and the write-off of deferred debt issuance costs in connection with the repayment of a portion of our senior subordinated notes from a portion of the proceeds of our initial public offering of common stock. In 2002 and in the first six months of 2003, the charges represent the write-off of deferred debt issuance costs in connection with the debt refinancings that occurred in those respective periods.

(5)	Effective January 1, 2001, we changed our accounting method for recognizing revenue on sales to distributors. Recognition of revenue and the related gross profit on sales to distributors is now deferred until the distributor resells the product to the end user. The cumulative effect of this accounting change for periods prior to January 1, 2001 was a charge of $155.2 million ($116.4 million or $0.67 per share, net of taxes). Effective January 1, 2003, we changed our method of accounting for net unrecognized actuarial gains or losses related to our defined benefit pension obligations. The cumulative effect of this accounting change for the periods prior to January 1, 2003 was a charge of $21.5 million or $0.12 per share both before and after income taxes.

(6)	Prior to our recapitalization, cost of sales, research and development expenses, selling and marketing expenses, general and administrative expenses and interest expense included amounts allocated to us by Motorola. In addition, Motorola did not allocate income tax expense to us. Net income (loss) for the pre-recapitalization periods are not provided as they do not represent meaningful amounts for comparative purposes.

(7)	The net loss for 2001 includes a charge of $366.8 million to establish a valuation allowance for a portion of our deferred tax assets.

(8)	Net income (loss) applicable to common stock reflects the deduction of dividends relating to the Series A cumulative convertible redeemable preferred stock held by an affiliate of Texas Pacific Group, our controlling stockholder.

(9)	Diluted earnings (loss) per common share for the period from August 4, 1999 to December 31, 1999 and the years ended December 31, 2000, 2001 and 2002 are calculated by deducting dividends on our redeemable preferred stock of $10.6 million, $8.8 million, $2.4 million and $8.5 million, respectively, and the accretion of the beneficial conversion feature on redeemable preferred stock of $13.1 million in 2001 from net income (loss) for such periods and then dividing the resulting amounts by the weighted average number of common shares outstanding (including the incremental shares issuable upon the assumed exercise of stock options and conversion of preferred stock to the extent they are not anti-dilutive) during such periods.

(10)	For the pre-recapitalization periods, it is not meaningful to show long-term debt, less the current portion and net cash provided by (used in) financing activities, because Motorola’s cash management system was not designed to track centralized cash and related financing transactions to the specific cash requirements of our business.

(11)	The redeemable preferred stock outstanding at December 31, 1999 was issued to an affiliate of Texas Pacific Group and to Motorola in connection with our August 1999 recapitalization and redeemed in full with a portion of the proceeds from our initial public offering of common stock in May 2000. The redeemable preferred stock outstanding at December 31, 2001 was issued to an affiliate of Texas Pacific Group in September 2001.

(12)	For the pre-recapitalization periods, business equity represented Motorola’s ownership interest in our net assets. All cash transactions, accounts receivable, accounts payable in the United States, other allocations and intercompany transactions were reflected in this amount. For periods subsequent to our Recapitalization, our stockholders’ equity (deficit) consisted of our common stock, paid-in-capital, accumulated other comprehensive income (loss) and accumulated deficit. The increase in stockholders’ deficit between December 31, 2001 and December 31, 2002 is primarily attributable to the 2002 net loss of $141.9 million. The increase in stockholders’ deficit between December 31, 2002 and July 4, 2003 is primarily attributable to the net loss of $108.0 million for the first six months of 2003 offset by $19.6 million associated with the change in our method of accounting for net unrecognized actuarial gains and losses related to our defined benefit pension obligations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our audited and unaudited interim consolidated financial statements and related notes thereto included elsewhere in this prospectus supplement.

All historical financial statements, amounts and disclosures have been revised to reflect the consolidation of Leshan-Phoenix Semiconductor Company Limited (“Leshan”) as discussed in “—Summary of Recent Developments” herein.

Overview

We are a global supplier of power and data management semiconductors and standard semiconductor components. We design, manufacture and market an extensive portfolio of semiconductor components that addresses the design needs of sophisticated electronic systems and products. Our power management semiconductor components distribute and monitor the supply of power to the different elements within a wide variety of electronic devices. Our data management semiconductor components provide high-performance clock management and data flow management for precision computing and communications systems. Our standard semiconductor components serve as “building block” components within virtually all electronic devices.

Immediately prior to our August 4, 1999 recapitalization, we were a wholly-owned subsidiary of Motorola, Inc. We held and continue to hold, through direct and indirect subsidiaries and a joint venture, substantially all of the assets and operations of the Semiconductor Components Group of Motorola’s Semiconductor Products Sector. As a result of the recapitalization, an affiliate of Texas Pacific Group owned approximately 91% and Motorola owned approximately 9% of our outstanding common stock. In addition, as part of the recapitalization, Texas Pacific Group received 1,500 shares and Motorola received 590 shares of the Company’s mandatorily redeemable preferred stock with a liquidation value of $209.0 million plus accrued and unpaid dividends. Motorola also received a $91.0 million junior subordinated note due 2011 issued by Semiconductor Components Industries, LLC, our primary domestic operating subsidiary. Cash payments to Motorola in connection with the recapitalization were financed through equity investments by affiliates of Texas Pacific Group totaling $337.5 million, borrowings totaling $740.5 million under our $875.0 million senior bank facilities and the issuance of $400.0 million of 12% senior subordinated notes due August 2009. Because Texas Pacific Group’s affiliate did not acquire substantially all of our common stock, the recapitalization did not impact the basis of our assets and liabilities for financial reporting purposes. At the time of the recapitalization, Motorola agreed to provide us with transition and manufacturing services in order to facilitate our transition to a stand-alone company independent of Motorola.

On April 3, 2000, we acquired all of the outstanding capital stock of Cherry Semiconductor Corporation for $253.2 million in cash (including acquisition related costs), which we financed with cash on hand and borrowings of $220.0 million under our senior bank facilities. Cherry Semiconductor Corporation, which we have renamed Semiconductor Components Industries of Rhode Island, Inc., designs and manufactures analog and mixed signal integrated circuits for the power management and automotive markets. (See Note 6 “Acquisition” of the notes to our audited consolidated financial statements and “ —Other Recent Events—Acquisition,” in each case included elsewhere in this prospectus supplement.)

On May 3, 2000, we completed the initial public offering of our common stock, selling 34.5 million shares with an issue price of $16 per share. Net proceeds from the initial public offering (after deducting issuance costs) were approximately $514.8 million. The net proceeds were used to redeem all outstanding preferred stock (including accrued dividends), redeem a portion of the senior subordinated notes and prepay a portion of the loans outstanding under the senior bank facilities. (See Note 12 “Common Stock” of the notes to our audited consolidated financial statements elsewhere in this prospectus supplement.)

On September 7, 2001, we obtained $100.0 million ($99.2 million, net of issuance costs) through an equity investment by an affiliate of Texas Pacific Group, our principal shareholder. In this transaction, we issued

10,000 shares of mandatorily redeemable cumulative convertible preferred stock. This investment was required because we were not in compliance with certain minimum interest expense coverage ratio and leverage ratio covenants under our senior bank facilities. (See Note 9 “Long-Term Debt” and Note 11 “Redeemable Preferred Stock” of the notes to our audited consolidated financial statements and “ —Liquidity and Capital Resources—Key Events Affecting Our Capital Structure,” in each case included elsewhere in this prospectus supplement).

Summary of Recent Developments

The following section highlights significant recent developments in our financial performance, our marketplace and our liquidity and capital structure. For further information regarding the events summarized herein, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its entirety.

Semiconductor Market Performance

The following table sets forth total worldwide semiconductor industry revenues and revenues in our total addressable market for the last three years:

Year Ended December 31,	Total Worldwide Semiconductor Industry Sales(1)	% Change	Total Addressable Market Sales(1)(2)	% Change
	(in billions)		(in billions)
2000	$204.4		$28.2
2001	139.0	(32.0)%	19.8	(29.8)%
2002	140.7	1.2	20.3	2.5

(1)	Based on shipment information published by World Semiconductor Trade Statistics (“WSTS”), an industry research firm. WSTS collects this information based on product shipments, which is different from our revenue recognition policy as described in “Critical Accounting Policies—Revenue Recognition” contained elsewhere in this prospectus supplement. We believe the data provided by WSTS is reliable, but we have not independently verified it. WSTS periodically revises their information. We assume no obligation to update such information.
(2)	Our total addressable market comprises the following specific WSTS product categories: (a) discrete products (all discrete semiconductors other than sensors, RF and microwave power transistors/modules, RF and microwave diodes, RF and microwave SS transistors, power FET modules, IGBT modules and optoelectronics); (b) analog products (amplifiers, voltage regulators and references, comparators, ASSP automotive and ASSP industrial and others); and (c) standard logic products (MOS general purpose logic only). Although we categorize our products as power and data management semiconductors and standard semiconductor components, WSTS uses different product categories. We recently revised how we categorize our total addressable market to eliminate certain WSTS product categories in which we no longer participate as of January 1, 2003. The information regarding our total addressable market for all periods presented in this prospectus supplement reflects such revision.

Worldwide semiconductor market sales were $140.7 billion in 2002 and $74.0 billion in the first six months of 2003, including sales in our total addressable market of approximately $20.3 billion and $11.0 billion, respectively. In 2002, industry sales and sales in our total addressable market increased 1.2% and 2.5%, respectively, as compared to 2001. The industry is cyclical, and from 2000 to 2001 industry sales and sales in our total addressable market declined 32.0% from $204.4 billion to $139.0 billion and 29.8% from $28.2 billion to $19.8 billion, respectively. The foregoing information is based on information published by WSTS. The year 2001 was the worst single year downturn in industry history and was driven both by reduced volumes and lower average selling prices resulting from an inventory overbuild as well as excess semiconductor manufacturing capacity. This is in contrast to 2000, when industry sales and sales in our total addressable market grew 37% and

34%, respectively. Although semiconductor demand began to improve in 2002 and has continued to improve in the first six months of 2003, it is uncertain when any meaningful recovery will occur. Current market conditions are characterized by excess capacity, short lead times and significant pricing pressures, particularly in a number of product lines in which we participate.

ON Financial Performance

Revenues.    The following table sets forth our total revenues for the years ended December 31, 2000, 2001 and 2002 and the first six months of 2002 and 2003 (dollars in millions):

Year ended December 31,	Total Revenues(1)	% Change
		(in millions)
2000	$1,968.1	N/A
2001	1,223.2	(37.8)%
2002	1,093.7	(10.6)

Six months ended
June 28, 2002	$551.6	N/A
July 4, 2003	525.7	(4.7)%

(1)	Revenues for the year ended December 31, 2000 are pro forma to reflect what our total revenues would have been had the change in distributor revenue recognition methods implemented effective January 1, 2001 been applied retroactively. See Note 4 “Accounting Changes” of the notes to our audited financial statements and “—Other Significant Events—Accounting Changes,” in each case included elsewhere in this prospectus supplement.

Our total revenues declined 37.8% in 2001 from 2000 while total sales in our total addressable market declined 29.8% during the same period. During that period, revenues from our high frequency clock and data management business declined $177.4 million, or 60.0%, and foundry services provided to Motorola decreased $53.5 million. Our total revenues declined 10.6% in 2002 from 2001 while total sales in our total addressable market increased by 2.5% during the same period. During this period, revenues from our high frequency clock and data management business declined further, foundry services provided to Motorola were reduced by $6.8 million, production of certain products was discontinued and certain low margin opportunities were not pursued. Our total revenues declined 4.7% in the first six months of 2003 from the first six months of 2002 as declines in average selling prices have been partially offset by higher volumes. Most of the revenue decline in the first six months of 2003 is attributable to weakness in the automotive market.

Third Quarter 2003 Outlook

We anticipate that our total revenues will grow by 1% to 2% as compared to the second quarter of 2003. We expect that our gross margins will increase slightly in the third quarter of 2003 as a result of our cost reduction measures. While pricing pressures have lessened in the second quarter of 2003 as compared to recent quarters, we do not expect sufficient end-market growth to enable us to achieve positive earnings per share in the fourth quarter of 2003.

Profitability Enhancement Programs

In order to better align our cost structure with our revenues, we initiated profitability enhancement programs during 2000 and 2002. The principal elements of these programs are a manufacturing rationalization plan, a reduction of non-manufacturing personnel and other cost controls.

The elements of the 2000 plan that we commenced in June 2001 were completed in the fourth quarter of 2002 and resulted in $365 million of annualized cost savings, based on a comparison of our cost structure during the first quarter of 2001 to our cost structure during the third quarter of 2002. We expect the 2002 plan to be completed by the end of 2003 and to result in an estimated $80 million of cost savings in 2003, as compared to our cost structure during the third quarter of 2002. Based on a comparison of our cost structure during the third quarter of 2002 and our cost structure during the fourth quarter of 2003, we expect to achieve an estimated $119 million of annual cost savings beginning in 2004. Savings from these plans include reduced employee costs resulting from staff reductions, reduced depreciation expense resulting from asset impairments and other cost savings resulting from the transfer of certain manufacturing and administrative functions to lower cost regions, renegotiation of service and supply contracts, and other actions taken to improve our manufacturing efficiency. As of July 4, 2003, actual savings in 2003 for the 2002 plan were approximately $38 million and we expect to achieve our targeted savings of $80 million by the end of 2003.

The following table summarizes the annual cost savings from the 2000 plan by type and by the applicable caption contained in our consolidated statement of operations (in millions):

	Reduced Employee Costs	Reduced Depreciation	Other Cost Savings	Total
Cost of sales	$75	$14	$166	$255
Research and development	22	—	1	23
Sales and marketing	18	—	16	34
General and administrative	20	1	32	53

	$135	$15	$215	$365

The following table summarizes the estimated annual cost savings from the 2002 plan that we expect following 2003 by type of cost and by the applicable caption contained in our consolidated statement of operations and comprehensive loss (in millions):

	Reduced Employee Costs	Other Cost Savings	Total
Cost of sales	$8	$100	$108
General and administrative	6	5	11

	$14	$105	$119

Manufacturing Rationalization Plan.    To create operating leverage and efficiencies and to accelerate our ongoing transformation into a leading low cost producer, we have implemented and continue to implement manufacturing cost saving initiatives such as the closure of some of our plants, the relocation or outsourcing of operations to take advantage of lower cost labor markets, the consolidation of other operations, the transfer of some of our external supply to internal operations and the rationalization of our product portfolio. This plan has included, among other actions, phasing out manufacturing operations at our Guadalajara, Mexico facility and transferring some of the manufacturing activities performed at our Aizu, Japan and Seremban, Malaysia facilities to some of our other facilities or to third party contractors.

In many cases, the volume from closed operations has been or is being shifted to our existing facilities in order to improve capacity utilization. Facility closures and production shifts have resulted in some reductions in our manufacturing capacity, but we do not expect these reductions to affect our ability to meet our foreseeable production needs. As part of our 2000 plan described above, we completed manufacturing rationalization actions resulting in a reduction of our manufacturing workforce by 21% from approximately 10,490 employees, as of December 31, 2000, to approximately 8,250 employees, as of December 31, 2002, and annualized cost savings of approximately $255 million as compared to our cost structure in the first quarter of 2001. As part of our 2002 plan described above, we expect to complete further manufacturing rationalization actions by the fourth quarter of 2003. Based on a comparison of our cost structure during the third quarter of 2002 and our cost structure during the fourth quarter of 2003, we also expect to achieve as a result of these actions an estimated $108 million of annual cost savings beginning in 2004.

Reducing Non-Manufacturing Personnel and Implementing Other Cost Controls.    As part of our 2000 plan described above, we reduced selling, administrative and research and development personnel from approximately 1,800, as of June 1, 2001, to approximately 1,340, as of December 31, 2002. Approximately 41% of the employees involved in this reduction were in sales or marketing-related positions, approximately 40% were salaried employees in administrative or managerial positions and approximately 19% were employees in research and development positions. As of September 27, 2002, we had achieved annualized cost savings of approximately $110 million starting in the fourth quarter of 2002 as compared to our cost structure in the first quarter of 2001 as a result of these non-manufacturing personnel reductions and other cost controls. As part of our 2002 plan described above, we expect to further reduce selling and administrative personnel by 180 employees by the fourth quarter of 2003. Based on a comparison of our cost structure during the third quarter of 2002 and our cost structure during the fourth quarter of 2003, we expect to achieve as a result of these actions an estimated $11 million of annual cost savings beginning in 2004. In connection with these reductions, we have adopted a more efficient hybrid sales force structure that combines direct sales personnel with sales representatives.

Liquidity and Capital Structure—Cash Position and Capital Expenditures

Cash Position and Capital Expenditures.    Cash flows changed significantly in 2002 as compared to 2001. Although our cash balance at December 31, 2002 increased by only $2.2 million as compared to December 31, 2001, cash flows provided by operating activities were $46.4 million in 2002, a $162.8 million improvement from the net cash usage of $116.4 million in 2001. This increase was primarily the result of reduced costs resulting from the restructuring programs and reduced restructuring payments in 2002. We have, as part of a targeted effort to improve our liquidity, also reduced our capital expenditures from $254.1 million in 2000 to $149.0 million in 2001 and $40.5 million in 2002. We do not expect that our capital expenditure reductions will have a negative impact on our ability to service our customers, as we believe that near-term access to additional manufacturing capacity, should it be required, could be readily obtained on reasonable terms through manufacturing agreements with third parties. Capital expenditures are expected to be between $50 and $60 million in 2003. In the first half of 2003, our capital expenditures totaled $24.6 million.

Our cash balance at July 4, 2003 decreased by $8.8 million as compared to April 4, 2003. However, cash flows provided by operating activities increased to $12.1 million in the second quarter of 2003 from $4.6 million in the first quarter of 2003. The increase in cash flows from operations is, in part, attributable to lower interest payments in the second quarter of 2003 as compared to the first quarter of 2003, when $26.9 million of supplemental interest charges were paid. This was offset by other changes in net working capital.

Recent Debt Refinancing.    During 2002 and the first quarter of 2003, we refinanced a portion of our senior bank facilities through the issuance of $300.0 million principal amount of our second lien senior secured notes due 2008 and $200 million principal amount of our first lien senior secured notes due 2010. The net proceeds from these two transactions were used to prepay a portion of our senior bank facilities. In connection with the issuance of the first lien senior secured notes, we amended our senior bank facilities to provide us additional financial flexibility by removing the requirement that we maintain certain minimum interest expense coverage ratios and that we do not exceed certain maximum leverage ratios, and by reducing to $140.0 million our minimum EBITDA requirement for any four consecutive fiscal quarters. While we also reduced our permitted capital expenditures to $100.0 million per year (subject to certain increases for improved financial performance and carryovers from prior periods), we do not expect this reduction to have a significant impact on our operating plans or financial performance. As a result of these refinancings we have extended our debt maturities. Because the effective interest rates on the first lien and second lien senior secured notes, which are fixed, are considerably higher than those that currently apply to our senior bank facilities, which are floating, our interest expense has increased as a result of these refinancings.

The following table sets forth, as of July 4, 2003, our long-term debt as of such date on an actual and pro forma basis to give effect to (1) this offering and the application of the proceeds therefrom, after deducting the underwriters’ discounts and commissions and other related expenses (assuming that the underwriters do not exercise their option to purchase additional shares) and (2) borrowings of $50 million under the additional term loan for which we have received commitments and the application of the proceeds, in each case as if this offering and such borrowing had occurred as of such date. The table also shows our other contractual obligations as of such date.

Contractual obligations	Total Amounts Committed	Remainder of 2003	2004	2005	2006	2007	2008 and Beyond
Long-term debt:
actual	$1,441.6	$12.3	$16.0	$155.8	$194.5	$176.8	$886.2
pro forma	1,266.3	12.1	13.1	3.2	141.8	209.9	886.2
Operating leases	18.9	5.0	7.2	4.1	2.3	0.3	—
Purchase obligations	84.5	50.0	20.7	11.2	2.6	—	—
Other long-term obligations—pension plan	36.5	4.0	11.8	20.7	—	—	—
Redeemable preferred stock (including future dividends)	188.5	—	—	—	—	—	188.5
Total contractual cash obligations:
actual	$1,770.0	$71.3	$55.7	$191.8	$199.4	$177.1	$1,074.7
pro forma	1,594.7	71.1	52.8	39.2	146.7	210.2	1,074.7

We have agreed with our lenders to amend our senior bank facilities, effective upon the satisfaction of the conditions specified below. The amendment will, among other things:

•	permit us to obtain an additional term loan under our senior bank facilities in an amount up to $50 million, the entire amount of which we intend to borrow simultaneously with the completion of this offering and which is expected to have terms similar to those of our existing tranche D term loan facility,

•	permit us to apply the net proceeds from equity offerings by us or any of our subsidiaries (including this offering) and borrowings under the additional term loan facility to prepay scheduled principal installments of all term loan borrowings outstanding under our senior bank facilities in chronological order,

•	reduce from 75% to 50% the percentage of net proceeds from future equity offerings by us or any of our subsidiaries that is required to be applied to prepay term loan borrowings outstanding under our senior bank facilities and

•	permit us to obtain a new $25 million revolving facility that would mature on August 4, 2006, provide for the issuance of letters of credit in currencies other than U.S. dollars that are to be specified and, in all other respects, have terms substantially similar to those of our existing revolving facility.

The effectiveness of the amendment is subject to, among other things, satisfaction before December 7, 2003 of the following conditions:

•	our having obtained gross cash proceeds of not less than $150 million from a combination of (1) a public offering of our common stock (including this offering) and (2) borrowings under the additional term loan described above,

•	our having applied 100% the net proceeds of from such offering of common stock and the proceeds from such borrowings (1) to repay all outstanding loans (and terminate the commitments) under our existing $62.5 million revolving facility, (2) to prepay in full our tranche A and tranche R term loan facilities and (3) to the extent of any excess net proceeds, to prepay scheduled principal installments of all remaining term loan facilities outstanding under our senior bank facilities in chronological order, and

•	our having established the new $25 million revolving facility described above.

We have obtained a commitment from JPMorgan Chase Bank, the administrative agent for our senior bank facilities, to provide an additional term loan of up to $50 million. We have also obtained commitments from JPMorgan Chase Bank and Morgan Stanley Senior Funding, Inc. to provide a new $25 million revolving facility. Simultaneously with the effectiveness of the amendment and termination of the commitments under our existing revolving facility, we intend to roll over letters of credit outstanding under our current revolving facility, which totaled $17.9 million as of September 9, 2003, into the new revolving facility.

Other Significant Events

Accounting Changes

Consolidation of Leshan-Phoenix Semiconductor Company Limited.    In the second quarter of 2003, we adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FASB Interpretation No. 46 requires that certain variable interest entities be consolidated by the primary beneficiary, as that term is defined in FASB Interpretation No. 46. We determined that our investment in Leshan-Phoenix Semiconductor Company Limited meets the definition of a variable interest entity as our economic interest in Leshan is proportionately greater than our ownership interest in Leshan and, therefore, our investment in Leshan should be consolidated under FASB Interpretation No. 46. We had previously accounted for our investment in Leshan using the equity method. While consolidation of our investment in Leshan did not impact our previously reported net income (loss) or stockholders’ equity (deficit), financial information for periods following our August 4, 1999 recapitalization that appears in this prospectus supplement has been revised for comparative purposes as allowed by FASB Interpretation No. 46.

Actuarial Gains or Losses.    During the second quarter of 2003, we changed our method of accounting for net unrecognized actuarial gains or losses relating to our defined benefit pension obligations. Historically, we amortized our net unrecognized actuarial gains or losses over the average remaining service lives of active plan participants, to the extent that such net gains or losses exceeded the greater of 10% of the related projected benefit obligation or plan assets. Effective January 1, 2003, we will no longer defer actuarial gains or losses but will recognize such gains and losses during the fourth quarter of each year, which is the period in which our annual pension plan actuarial valuations are prepared. We believe that this change is to a preferable accounting method as actuarial gains or losses will be recognized currently in income rather than being deferred.

The impact of this change for periods prior to January 1, 2003 is a charge of $21.5 million or $0.12 per share, both before and after income taxes, and has been reflected as the cumulative effect of a change in accounting principle in our consolidated statement of operations for the six months ended July 4, 2003. The effect of the change on the quarter ended July 4, 2003 was to decrease our net loss by $1.6 million or $0.01 per share, both before and after income taxes. The effect of the change on the six months ended July 4, 2003 was to decrease the loss before cumulative effect of accounting change by $3.2 million or $0.02 per share, both before and after income taxes, and to increase the net loss by $18.3 million or $0.10 per share, both before and after income taxes. Absent the accounting change, the $21.5 million of net unrecognized actuarial losses at December 31, 2002 would have been recognized as an operating expense in future periods.

Reclassification of Loss on Debt Prepayment.    We adopted SFAS No. 145 effective January 1, 2003, which required the reclassification within our statement of operations of losses on debt prepayment previously classified as extraordinary items which totaled $6.5 million for the six months ended June 28, 2002.

Goodwill and Other Intangible Assets.    Effective January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” The provisions of SFAS No. 141 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill and require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 141 also requires that, upon adoption of SFAS No. 142, we reclassify the carrying amounts of certain intangible assets into or out of goodwill based on certain criteria. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS No. 142 prohibit the amortization of goodwill and indefinite-lived intangible assets and require that such assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), require that reporting units be identified for the purpose of assessing potential future impairments of goodwill and remove the forty-year limitation on the amortization period of intangible assets that have finite lives. Goodwill amortization expense totaled $10.6 million in 2001.

SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the estimated fair value of a reporting unit with the related carrying amount including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired and the second step of the impairment test is unnecessary. If the reporting unit’s carrying amount exceeds its estimated fair value, the second step test must be performed to measure the amount of the goodwill impairment loss, if any. The second step test compares the implied fair value of the reporting unit’s goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Our goodwill at January 1, 2002 totaled $77.3 million and relates to the April 2000 acquisition of Cherry Semiconductor Corporation (“Cherry”). As a result of the adoption of SFAS No. 142, we discontinued amortization of the Cherry goodwill at the beginning of 2002.

During the first quarter of 2002, we identified our various reporting units, which correspond with our four product lines, and allocated its assets and liabilities to such reporting units. The goodwill relating to the Cherry acquisition was specifically identified with and included in our Power Management and Standard Analog reporting unit. During the second quarter of 2002, we completed the first step of its transitional goodwill impairment test and determined that the estimated fair value of the Power Management and Standard Analog reporting unit as of January 1, 2002 exceeded the reporting unit’s carrying amount by a substantial amount. As a result, an impairment of the Cherry goodwill as of that date was not indicated and completion of the second step test was not required. We updated our goodwill impairment analysis during the fourth quarter of 2002 and determined that a related impairment did not exist.

Revenue Recognition on Sales to Distributors.    As mentioned below in “Critical Accounting Policies,” effective January 1, 2001, we changed our accounting method for recognizing revenue on sales to distributors. Recognition of revenue and related gross profit on sales to distributors is now deferred until the distributor resells the product. We believe that this change better aligns reported results with, focuses us on, and allows investors to better understand end user demand for the products that we sell through distributors. Our new revenue recognition policy is commonly used in the semiconductor industry. The cumulative effect of the accounting change for periods prior to January 1, 2001 was a charge of $155.2 million ($116.4 million, or $0.67 per share, net of income taxes). The accounting change resulted in an increase in revenues of $116.6 million and a decrease in our net loss before cumulative effect of accounting change of $53.1 million, or $0.30 per share, for the year ended December 31, 2001.

Derivative Instruments and Hedging Activities.    Also effective January 1, 2001, we adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, which establishes standards for the accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. Our interest rate swaps in effect at January 1, 2001 were designated as cash flow hedges, were measured at fair value and recorded as assets or liabilities in the consolidated balance sheet. Upon adoption of SFAS No. 133, we recorded an after-tax charge of $3.4 million to accumulated other comprehensive income (loss) as of January 1, 2001. This charge consisted of a $2.1 million adjustment to record our interest rate swaps in the consolidated balance sheet at their estimated fair values as well as the write-off of an approximate $3.5 million pretax deferred charge (included in other assets in the accompanying consolidated balance sheet at December 31, 2000) relating to the payment made in December 2000 for the early termination of an interest rate protection agreement relating to a portion of the amounts outstanding under our senior bank facilities, both before income taxes of approximately $2.2 million.

In addition to hedging a portion of our interest rate exposure, we use forward foreign currency contracts to reduce our overall exposure to the effects of foreign currency fluctuations on our results of operations and cash flows. The fair value of these derivative instruments are recorded as assets or liabilities with gains and losses offsetting the gains and losses on the underlying assets or liabilities. The adoption of SFAS No. 133 did not impact our accounting and reporting for these derivative instruments.

Acquisition

On April 3, 2000, we acquired all of the outstanding capital stock of Cherry for approximately $253.2 million in cash (including acquisition related costs), which was financed with cash on hand and borrowings of $220.0 million under our senior bank facilities. Cherry, which was renamed Semiconductor Components Industries of Rhode Island, Inc., designs and manufactures analog and mixed signal integrated circuits for the power management and automotive markets, and had revenues for its fiscal year ended February 29, 2000 of $129.1 million.

The Cherry acquisition was accounted for using the purchase method of accounting and, as a result, the purchase price and related costs were allocated to the estimated fair value of assets acquired and liabilities assumed at the time of the acquisition based on management estimates as follows (in millions):

Fair value of tangible net assets	$71.3
Developed technology	59.3
In-process research and development	26.9
Assembled workforce	10.0
Excess of purchase price over estimated fair value of net assets acquired (goodwill)	85.7

Total	$253.2

Developed technology was being amortized on a straight-line basis over an estimated useful life of five years. Sustained price declines in certain product lines triggered an impairment analysis of the carrying value of the developed technology and resulted in the recording of an impairment charge of $20.8 million in the first six months of 2003. We measured the amount of the impairment charge by comparing the carrying value of the developed technology using price, volume and cost assumptions that we considered to be reasonable in the circumstances. We will no longer incur amortization expense of approximately $3.0 million per quarter related to this intangible asset. As a result of the impairment of the developed technology, we evaluated the recoverability of the related goodwill that arose in connection with the acquisition of Cherry Semiconductor Corporation. We determined that the estimated fair value of the reporting unit containing the goodwill exceeded its related carrying amount. Accordingly, the goodwill was not considered to be impaired.

Goodwill was being amortized on a straight-line basis over an estimated useful life of ten years; however, as mentioned previously, such amortization was discontinued upon the adoption of SFAS No. 142. Additionally, assembled workforce was being amortized over an estimated useful life of five years. Assembled workforce does not meet the SFAS No. 141 requirements as an intangible asset apart from goodwill. Accordingly, upon adoption of SFAS No. 142, we reclassified the unamortized balance of assembled workforce to goodwill and the related amortization was discontinued.

The fair value of the acquired in-process research and development was determined using the income approach, which discounts expected future cash flows to present value. Significant assumptions that had to be made in using this approach included revenue and operating margin projections and determination of the applicable discount rate. The fair value of the acquired in-process research and development was based on sales forecasts and cost assumptions projected to be achievable by Cherry on a stand-alone basis. Operating margins were based on cost of goods sold and selling, general and administrative expenses as a percentage of revenues. All projected revenue and cost information was based on historical results and trends and did not include any synergies or cost savings that may result from the acquisition. The rate used to discount future projected cash flows resulting from the acquired in-process research and development was 20%, which was derived from a weighted average cost of capital analysis adjusted upward to reflect additional risks inherent in the development life cycle.

At the date of acquisition, the in-process research and development consisted of sixty-five projects that had not yet reached technological feasibility and for which no alternative future uses had been identified. Accordingly, these costs were expensed as of the acquisition date. Such projects were approximately 70% to 80% complete at the date of the acquisition. The estimated cost to complete these projects at that date was approximately $4.1 million. Of the sixty-five projects in process at the date of acquisition, we completed thirty-six projects and abandoned twenty-nine projects. Subsequent to the acquisition date, we experienced an industry downturn that required us to scale back research and development activities. Due to the decline in product demand subsequent to the acquisition, 2002 revenues associated with the completed projects were approximately $12.5 million, or 30% of the amount originally forecasted for all acquired in-process research and development projects at the date of acquisition.

Critical Accounting Policies

The accompanying discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. We believe certain of our accounting policies are critical to understanding our financial position and results of operations. We utilize the following critical accounting policies in the preparation of our financial statements.

Revenue.    We generate revenue from sales of our semiconductor products to original equipment manufacturers, electronic manufacturing service providers, and distributors. We recognize revenue on sales to original equipment manufacturers and electronic manufacturing service providers when title passes to the customer net of provisions for related sales returns and allowances.

Prior to January 1, 2001, we recognized revenue on distributor sales when title passed to the distributor. Provisions were recorded at that time for estimated sales returns as well as for other related sales costs and allowances. Effective January 1, 2001, we changed our revenue recognition policy for distributor sales so that the related revenues are now deferred until the distributor resells the product to the end user. This change eliminated the need to provide for estimated sales returns from distributors. Title to products sold to distributors typically passes at the time of shipment by us so we record accounts receivable for the amount of the transaction, reduce our inventory for the products shipped and defer the related margin in our consolidated balance sheet. We recognize the related revenue and profit when the distributor sells the products to the end user. Although payment terms vary, most distributor agreements require payment within 30 days.

We believe that this change to our revenue recognition method for distributor sales better aligns our reported results with, focuses us on, and enables investors to better understand, end user demand for the products we sell through distribution as our revenue is not influenced by our distributors’ stocking decisions.

Inventories.    We carry our inventories at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market and record provisions for slow moving inventories based upon a regular analysis of inventory on hand compared to historical and projected end user demand. Projected end user demand is generally based on sales during the prior twelve months. These provisions can influence our results from operations. For example, when demand falls for a given part, all or a portion of the related inventory is reserved, impacting our cost of sales and gross profit. If demand recovers and the parts previously reserved are sold, we will generally recognize a higher than normal margin. However, the majority of product inventory that has been previously reserved is ultimately discarded. Although we do sell some products that have previously been written down, such sales have historically been relatively consistent on a quarterly basis and the related impact on our margins on a comparative basis has not been material.

Deferred Tax Valuation Allowance.    We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In determining the amount of the valuation allowance, we consider estimated future taxable income as well as feasible tax planning strategies in each taxing jurisdiction in which we operate. If we determine that we will not realize all or a portion of our remaining deferred tax assets, we will increase our valuation allowance with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released to income as a credit to income tax expense. In the fourth quarter of 2001, we established a valuation allowance for the majority of our deferred tax assets and, to date, we have not recognized any incremental domestic deferred tax benefits. We monitor our ability to utilize our deferred tax assets and the continuing need for a related valuation allowance on an ongoing basis.

Impairment of Long-Lived Assets.    We periodically evaluate the recoverability of the carrying amount of our property, plant and equipment, intangible assets and other long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment is assessed when the undiscounted expected cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in operating results. We continually apply our best judgment when applying these impairment rules to determine the timing of the impairment test, the undiscounted cash flows used to assess impairments and the fair value of an impaired asset. The dynamic economic environment in which we operate and the resulting assumptions used to estimate future cash flows impact the outcome of our impairment tests.

Goodwill.    We evaluate our goodwill for potential impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred. SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the estimated fair value of the reporting unit containing our goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired and the second step of the impairment test is unnecessary. If the reporting unit’s carrying amount exceeds its estimated fair value, the second step test must be performed to measure the amount of the goodwill impairment loss, if any. The second step test compares the implied fair value of the reporting unit’s goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Defined Benefit Plans.    We maintain pension plans covering certain of our employees. For financial reporting purposes, net periodic pension costs are calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations, assumed rate of return on pension plan assets and assumed rate of compensation increase for plan employees. All of these assumptions are based upon management’s judgment, considering all known trends and uncertainties. Actual results that differ from these assumptions would impact future expense recognition and cash funding requirements of our pension plans. Effective January 1, 2003, we changed our method of amortizing unrecognized actuarial gains or losses associated with our defined benefit pension plans. See “Accounting Changes—Actuarial Gains or Losses,” above.

Results of Operations

The following table summarizes certain information relating to our operating results that has been derived from our audited consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 and our unaudited interim financial statements for the six months ended June 28, 2002 and July 4, 2003. The pro forma column for 2000 reflects our results as if the change in distributor revenue recognition discussed above had been applied retroactively. The pro forma results are used for comparative purposes in the following discussion of our results of operations. We believe this presentation is useful to investors in comparing historical results and this presentation is used by our management in making historical comparisons. Additionally, all historical financial statements, amounts and disclosures have been revised to reflect the consolidation of Leshan, as discussed in “—Summary of Recent Developments” herein. The amounts in the following table are in millions.

	Year Ended December 31,
	2000				Six months ended,
	As Reported	Pro Forma	2001	2002	June 28, 2002	July 4, 2003
Total revenues	$2,083.3	$1,968.1	$1,223.2	$1,093.7	$551.6	$525.7
Cost of sales	1,354.2	1,292.7	995.9	795.9	407.6	377.9

Gross profit	729.1	675.4	227.3	297.8	144.0	147.8

Operating expenses:
Research and development	69.2	69.2	80.9	67.9	33.5	34.7
Selling and marketing	100.1	100.1	74.8	61.2	29.8	31.7
General and administrative	233.4	233.4	130.9	102.1	55.9	42.4
Amortization of goodwill and other intangibles	16.8	16.8	22.6	11.9	6.0	5.9
Write-off of acquired in-process research and development	26.9	26.9	—	—	—	—
Restructuring, asset impairments and other	4.8	4.8	150.4	27.7	10.2	34.6

Total operating expenses	451.2	451.2	459.6	270.8	135.4	149.3

Operating income (loss)	277.9	224.2	(232.3)	27.0	8.6	(1.5)

Other income (expenses):
Interest expense, net	(135.3)	(135.3)	(139.6)	(149.5)	(73.6)	(76.9)
Equity in earnings (losses) of joint ventures	1.1	1.1	—	(0.6)	—	—
Gain on sale of investment in joint venture	—	—	3.1	—	—	—
Loss on debt prepayment	(29.2)	(29.2)	—	(6.5)	(6.5)	(3.5)

Other income (expenses), net	(163.4)	(163.4)	(136.5)	(156.6)	(80.1)	(80.4)
Income (loss) before income taxes, minority interests and cumulative effect of accounting change	114.5	60.8	(368.8)	(129.6)	(71.5)	(81.9)
Income tax provision	(39.0)	(25.6)	(345.8)	(9.5)	(8.1)	(4.5)
Minority interests	(4.4)	(4.4)	(0.4)	(2.8)	(2.2)	(0.1)

Net income (loss) before cumulative effect of accounting change	71.1	30.8	(715.0)	(141.9)	(81.8)	(86.5)
Cumulative effect of accounting change, net of tax	—	—	(116.4)	—	—	(21.5)

Net income (loss)	$71.1	$30.8	$(831.4)	$(141.9)	$(81.8)	$(108.0)

The following table summarizes certain information relating to our operating results as a percentage of total revenues and has been derived from our audited consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 and our unaudited interim financial statements for the six months ended June 28, 2002 and July 4, 2003. The pro forma column for 2000 reflects our results as if the previously mentioned change in distributor revenue recognition had been applied retroactively. The pro forma results are used for comparative purposes in the following discussion of our results of operations. We believe this presentation is useful to investors in comparing historical results and this presentation is used by our management in making historical comparisons. Additionally, all historical financial statements, amounts and disclosures have been revised to reflect the consolidation of Leshan, as discussed in “—Summary of Recent Developments” herein. Certain amounts in the table may not sum due to the rounding of individual components.

	Year Ended December 31,
	2000				Six Months Ended
	As Reported	Pro Forma	2001	2002	June 28, 2002	July 4, 2003
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	65.0	65.7	81.4	72.8	73.9	71.9

Gross profit	35.0	34.3	18.6	27.2	26.1	28.1

Operating expenses:
Research and development	3.3	3.5	6.6	6.2	6.1	6.6
Selling and marketing	4.8	5.1	6.1	5.6	5.4	6.0
General and administrative	11.2	11.9	10.7	9.3	10.1	8.1
Amortization of goodwill and other intangibles	0.8	0.9	1.8	1.1	1.1	1.1
Write-off of acquired in-process research and Development	1.3	1.4	—	—	—	—
Restructuring, asset impairments and other	0.2	0.2	12.3	2.5	1.8	6.6

Total operating expenses	21.7	22.9	37.6	24.8	24.5	28.4

Operating income (loss)	13.3	11.4	(19.0)	2.5	1.6	(0.3)

Other income (expenses):
Interest expense, net	(6.5)	(6.9)	(11.4)	(13.7)	(13.3)	(14.6)
Equity in earnings (losses) of joint ventures	0.1	0.1	0.0	(0.1)	—	—
Gain on sale of investment in joint venture	—	—	0.3	—	—	—
Loss on debt prepayment	(1.4)	(1.5)	—	(0.6)	(1.2)	(0.7)

Other income (expenses), net	(7.8)	(8.3)	(11.2)	(14.3)	(14.5)	(15.3)
Income (loss) before income taxes, minority interests, and cumulative effect of accounting change	5.5	3.1	(30.2)	(11.8)	(13.0)	(15.6)
Income tax provision	(1.9)	(1.3)	(28.3)	(0.9)	(1.5)	(0.9)
Minority interests	(0.2)	(0.2)	0.0	(0.3)	(0.4)	(0.0)

Net income (loss) before cumulative effect of accounting change	3.4	1.6	(58.5)	(13.0)	(14.8)	(16.5)
Cumulative effect of accounting change, net of tax	—	—	(9.5)	—	—	(4.1)

Net income (loss)	3.4%	1.6%	(68.0)%	(13.0)%	(14.8)%	(20.5)

Six Months Ended July 4, 2003 Compared to Six Months Ended June 28, 2002

Total Revenues.    Total revenues decreased $25.9 million, or 4.7%, to $525.7 million in the first six months of 2003 from $551.6 million in the first six months of 2002 due to declines in average selling prices of approximately 8% partially offset by volume and mix changes. The revenues by product line for the six months ended July 4, 2003 and June 28, 2002 are as follows (dollars in millions):

	Six Months Ended July 4, 2003	% of Revenue	Six Months Ended June 28, 2002	% of Revenue	Dollar Change	% Change
Power Management and Standard Analog	$164.8	31.3%	$181.0	32.8%	$(16.2)	(9.0)%
MOS Power Devices	68.2	13.0	70.1	12.7	(1.9)	(2.7)
High Frequency Clock and
Data Management	40.5	7.7	38.6	7.0	1.9	4.9
Standard Components	252.2	48.0	261.9	47.5	(9.7)	(3.7)

Total Revenues	$525.7		$551.6		$(25.9)

Average selling prices have declined across all of our product lines. However, in the high frequency clock and data management product line, volume increases and mix changes have offset these pricing declines, causing overall revenue growth in this product line in the first six months of 2003 as compared to the first six months of 2002.

Approximately 33%, 49% and 18% of our revenues during the first six months of 2003 were derived from the Americas, Asia/Pacific and Europe (including the Middle East), respectively, compared to 38%, 43% and 19%, respectively, during the first six months of 2002. Strength in the Asia/Pacific market was fueled primarily by increased sales to China as a result of our continued focus on this growth market.

Cost of Sales.    Cost of sales for the first six months of 2003 decreased $29.7 million, or 7.3%, to $377.9 million from $407.6 million in the first six months of 2002. This decrease is attributable to $47.9 million of cost reduction activities and $8.4 million of lower provisions for excess inventories taken during the first six months of 2003 as compared to the first six months of 2002. These factors were partially offset by an increase in unit volumes, mix changes, and an increase in freight expense of $14.5 million in the first six months of 2003 as compared to the first six months of 2002 due to the expiration of the freight sharing agreement with Motorola in 2002.

Gross Profit.    Gross profit for the first six months of 2003 increased $3.8 million, or 2.6%, to $147.8 million from $144.0 million in the first six months of 2002. As a percentage of revenues, gross profit increased to 28.1% during the first six months of 2003 from 26.0% in the first six months of 2002. To summarize the fluctuations described above, the increase in gross profit was attributable to cost reduction activities and lower provisions for excess inventories. These factors were partially offset by decreases in average selling prices and an increase in freight expense with the expiration of the freight sharing agreement with Motorola.

Research and Development.    Research and development costs increased $1.2 million, or 3.6%, to $34.7 million in the first six months of 2003 compared with $33.5 million in the first six months of 2002 as we continue to focus on new product development. As a percentage of revenues, research and development costs increased to 6.6% in the first six months of 2003 as compared to 6.1% in the first six months of 2002. The primary emphasis of our new product development efforts is in the expected high growth market applications of power management and standard analog and high frequency clock and data management solutions, with approximately 80% of our overall research and development investments focused in these areas.

Selling and Marketing.    Selling and marketing expenses in the first six months of 2003 increased by $1.9 million, or 6.4%, to $31.7 million compared with $29.8 million in the first six months of 2002. The increase is attributable to a change in the commission structure for external sales representatives to reflect current market rates, increased hiring of field application engineers and management and executive hiring costs. As a percentage of revenues, selling and marketing expenses for the first six months of 2003 were 6.0% compared with 5.4% in the first six months of 2002.

General and Administrative.    General and administrative expenses decreased by $13.5 million, or 24.2%, to $42.4 million from $55.9 million in the first six months of 2002, as a result of personnel reductions and the relocation of certain functions to lower cost regions, reduced bonus accruals, and the discontinuation of the amortization of actuarial losses in 2003 in connection with the change in accounting for actuarial losses associated with our defined benefit pension plans. As a percentage of revenues, these costs decreased to 8.1% in the first six months of 2003 from 10.1% in the first six months of 2002.

Amortization of Intangible.    Amortization of intangible asset remained consistent, at $5.9 million in the first six months of 2003 compared to $6.0 million in the first six months of 2002, reflecting straight-line amortization of developed technology obtained in the acquisition of Cherry Semiconductor Corporation in April 2000. Due to the previously mentioned impairment charge relating to this asset, there will be no future amortization.

Restructuring, Asset Impairments and Other.    Restructuring, asset impairments and other charges were $34.6 million in the first six months of 2003 as compared to $10.2 million in the first six months of 2002. At July 4, 2003, we have $11.1 million accrued in relation to all of our restructuring programs and expect this amount to be paid over the next year. We expect that the savings from these programs will more than offset the expected payments in 2003.

During the second quarter of 2003, we recorded charges totaling $13.3 million associated with our worldwide restructuring programs. The charges include $0.4 million to cover employee separation costs relating to the termination of approximately 16 employees, $1.4 million of lease and contract termination exit costs, $10.5 million of asset impairments and an additional $1.0 million associated with the termination of a supply contract that was part of the June 2002 restructuring program. Also included in restructuring, asset impairments and other charges on the consolidated statement of operations are charges totaling $21.3 million including $20.8 million relating to the write-off of the developed technology intangible asset associated with the April 2000 purchase of Cherry Semiconductor Corporation and the $0.5 million write-off of a cost basis investment. As of July 4, 2003, all employees have been terminated under this restructuring plan, and the remaining liability related to this restructuring was $0.8 million.

During the second quarter of 2002, we recorded a charge of $16.7 million to cover costs associated with a worldwide restructuring program involving manufacturing, selling, general and administrative functions. The charge included $3.9 million to cover employee separation costs associated with the termination of 79 employees, $8.4 million for fixed asset impairments that were charged directly against the related assets, $2.8 million in costs related to termination of certain purchase and supply agreements, and $1.6 million of additional exit costs associated with the shutdown of our Guadalajara, Mexico facility. Employee separation costs included $1.0 million of non-cash charges associated with the modification of stock options for certain terminated employees. As of July 4, 2003, all employees have been terminated under this restructuring plan, and the remaining liability related to this restructuring was $2.5 million. We released to income $1.2 million of exit costs previously accrued in connection with a 2001 restructuring program. We also recorded a gain of $12.4 million related to a settlement with Motorola on April 8, 2002, which partially offset the charges discussed above for a net charge of $3.1 million.

During the first quarter of 2002, we recorded charges of $7.1 million (net of a $0.1 million recovery) to cover costs associated with our worldwide profitability enhancement programs. The charges primarily relate to the consolidation of manufacturing, selling and administrative functions in the U.S. and Europe. The charges included $7.2 million to cover employee separation costs associated with the termination of approximately 72 employees. Employee separation costs included $0.2 million of non-cash charges associated primarily with the acceleration of vesting of stock options for terminated employees. As of July 4, 2003, substantially all employees have been terminated under this restructuring plan, and the remaining liability related to this restructuring was $1.0 million.

Interest Expense.    Interest expense increased $3.3 million, or 4.5%, to $76.9 million for the first six months of 2003 from $73.6 million in the first six months of 2002. The higher interest expense was due to a slight increase in our weighted-average interest rate on long-term debt (including current maturities) and an increase in our total long-term debt outstanding. Our weighted average interest rate increased to 10.7% per annum for the first six months of 2003 compared to 10.5% per annum for the first six months of 2002, computed by dividing total interest expense by our average month-end debt balances. The increases in our weighted-average interest rate and our total long-term debt are attributable to the net effect of the debt refinancings that occurred in 2002 and 2003.

Income Tax Provision.    We recognized an income tax provision of $4.5 million in the first six months of 2003 compared with $8.1 million in the first six months of 2002. The provision relates to income and withholding taxes of certain of our foreign operations. The decrease in the income tax provision was due to a change in the mix of income from high-tax foreign jurisdictions to lower-tax foreign jurisdictions and the recognition of certain foreign tax credits in the first six months of 2003.

Minority Interests.    Minority interests represent the portion of the net income or loss of our majority-owned Czech and Chinese subsidiaries attributable to the minority owners of each subsidiary. We consolidate these subsidiaries in our financial statements.

Loss on Debt Prepayment.    Loss on debt prepayment of $3.5 million in first six months of 2003 and $6.5 million in the first six months of 2002 represents the write-off of debt issuance costs in connection with the debt refinancings that occurred in those respective periods.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Total Revenues.    Total revenues decreased $129.5 million, or 10.6%, to $1,093.7 million in 2002 from $1,223.2 million in 2001 due to declines in average selling prices of approximately 10% and a reduction of foundry revenues of approximately $7 million. The percentage of billings related to new products (defined as products introduced within the prior 36 months) increased in 2002 as compared to 2001. The revenues by product line for the years ended December 31, 2002 and 2001, respectively, are as follows (dollars in millions):

	Year Ended December 31, 2002	% of Revenue(1)	Year Ended December 31, 2001	% of Revenue(1)	Dollar Change	% Change
Power Management and Standard Analog	$362.7	33.2%	$365.4	29.9%	$(2.7)	(0.7)%
MOS Power Devices	138.7	12.7	146.7	12.0	(8.0)	(5.5)
High Frequency Clock and Data Management	72.0	6.6	118.5	9.7	(46.5)	(39.2)
Standard Components	520.3	47.6	592.6	48.4	(72.3)	(12.2)

Total Revenues	$1,093.7		$1,223.2		$(129.5)

(1)	Certain amounts may not total due to rounding of individual components

On a percentage basis, the revenue decline has been the most pronounced in our high frequency clock and data management product line as unit demand from the networking and telecommunications end markets continued to decline. For our other product lines, we experienced an increase in unit demand in 2002; however, this was more than offset by decreases in average selling prices, resulting in total revenue declines in 2002.

Approximately 37%, 45% and 18% of our revenues during 2002 were derived from the Americas, Asia/ Pacific and Europe (including the Middle East), respectively, compared to 40%, 39% and 21%, respectively, during 2001. The change from prior year reflects the continuing recovery of the Asia/Pacific markets and our growth in the China market.

Cost of Sales.    Cost of sales for the year ended December 31, 2002 decreased $200.0 million, or 20.1%, to $795.9 million from $995.9 million in 2001. This decrease is attributable to $175.2 million of cost reduction activities and $34.9 million of lower provisions for excess inventories taken during 2002 as compared to 2001. As of the end of the third quarter of 2002, we completed actions to achieve an estimated $255 million of annual cost of sales savings as compared to our cost structure as of the first quarter of 2001. These cost savings were partially offset by an increase in freight expense of $11 million in the second half of 2002 as compared to the second half of 2001 due to the expiration of the freight sharing agreement with Motorola during 2002.

Looking forward, we anticipate additional cost savings from our restructuring programs (see “—Summary of Recent Developments” above). Although freight expense in 2003 is expected to increase as compared to 2002, since we benefited from the Motorola freight sharing agreement during the first half of 2002, we do not expect our freight cost structure in 2003 to significantly change from that of the last two quarters of 2002.

Gross Profit.    Gross profit (computed as total revenues less cost of sales) for the year ended December 31, 2002 increased $70.5 million, or 31.0%, to $297.8 million from $227.3 million in 2001. As a percentage of total revenues, gross margin increased to 27.2% during 2002 from 18.6% in 2001. To summarize the fluctuations described above, the increase in gross margin was attributable to cost improvements from restructuring efforts and lower provisions for excess inventories, offset by decreases in average selling prices and an increase in freight expense with the expiration of the freight sharing agreement with Motorola.

Research and Development.    Research and development costs decreased $13.0 million, or 16.1%, to $67.9 million in 2002 compared with $80.9 million in 2001, primarily as a result of aligning our operating costs with our revenues. As a percentage of revenues, research and development costs remained fairly consistent at 6.2% in 2002 as compared to 6.6% in 2001. The primary emphasis of our new product development efforts is in the expected high growth market applications of high frequency clock and data management and power management and standard analog solutions, with approximately 80% of our overall research and development investments focused in these areas. During 2002, we introduced 176 new products.

Selling and Marketing.    Selling and marketing expenses for the year ended December 31, 2002 decreased by $13.6 million, or 18.2%, to $61.2 million compared with $74.8 million in 2001. As a percentage of revenues, selling and marketing expenses for 2002 were 5.6% compared with 6.1% in 2001 with the decline attributable to our worldwide restructuring programs. Restructuring efforts in selling and marketing, including the downsizing of our sales force, closing of sales offices as well as our regional sales headquarters and centralizing and relocating our order entry functions to lower cost regions, were largely enacted during the second quarter of 2001.

General and Administrative.    General and administrative expenses decreased by $28.8 million, or 22.0%, to $102.1 million from $130.9 million in 2001, as a result of personnel reductions of approximately 30% (as compared to 2001) and the relocation of functions to lower cost regions. As a percentage of revenues, these costs decreased to 9.3% in 2002 from 10.7% in 2001.

Amortization of Intangibles.    Amortization of intangibles decreased $10.7 million to $11.9 million in 2002 from $22.6 million 2001, as a result of the adoption of SFAS No. 142 effective January 1, 2002, which eliminated the amortization of goodwill (see Note 3 “Significant Accounting Policies” of the notes to our audited consolidated financial statements included elsewhere in this prospectus supplement.)

Restructuring, Asset Impairments and Other.    Restructuring and other activity decreased $122.7 million to $27.7 million in 2002 from $150.4 million in 2001, as most of our restructuring activities were initiated in 2001. We have $19.5 million accrued in relation to the 2001 and 2002 programs and expect this amount to be paid over 2003. We expect that the savings from these programs will more than offset the expected payments in 2003.

During 2002, we recorded charges of $35.2 million to cover costs associated with our worldwide profitability enhancement programs. The charges primarily relate to the consolidation of manufacturing, selling and administrative functions in the U.S. and Europe. The charges included $21.2 million to cover employee separation costs associated with the termination of approximately 451 employees, asset impairments of $9.4 million, and $4.6 million of other costs primarily related to facility closures and contract terminations. The asset impairments were charged directly against the related assets. Employee separation costs included $1.2 million of non-cash charges associated primarily with the acceleration of vesting of stock options for terminated employees. As of December 31, 2002, the remaining liability relating to this restructuring was $16.6 million. As of December 31, 2002, approximately 100 employees have been terminated under this restructuring plan.

During the second quarter of 2002, we reached a settlement of various contractual issues with Motorola in exchange for a cash payment from Motorola of $10.6 million resulting in a related gain of $12.4 million (see Note 18 “Related Party Transactions” of the notes to our audited consolidated financial statements included elsewhere in this prospectus supplement for further details of the Motorola settlement).

In December 2002, we recorded a $4.9 million charge to cover costs associated with the separation of two of our executive officers. In connection with the separation, we reserved $2.0 million related to the cash portion of the related separation agreements. In addition, we agreed to modify the vesting and exercise period for a portion of the executives’ stock options. This modification resulted in a non-cash stock compensation charge of $2.9 million with an offsetting credit to additional paid-in capital.

See Note 5 “Restructuring, Asset Impairments and Other” of the notes to our audited consolidated financial statements included elsewhere in this prospectus supplement for a further discussion of these charges.

Interest Expense.    Interest expense increased $9.9 million, or 7.1%, to $149.5 million for 2002 from $139.6 million in 2001. The higher interest expense was due to the increased supplemental interest charges of $4.9 million in 2002 as compared to 2001 resulting from the August 2001 amendments to our senior bank facilities. The higher interest expense in 2002 also reflects a full year of interest on the draw on our revolving credit facility that occurred in June 2001. Our weighted-average interest rate on long-term debt (including current maturities) was 10.5% per annum and 10.3% per annum in 2002 and 2001, respectively, computed by dividing total interest expense by our average month-end debt balances.

Gain on Sale of Investment in Joint Venture.    We had a 50% interest in Semiconductors Miniatures Products Malaysia Sdn. Bhd. (“SMP”). As a part of the joint venture agreement, our joint venture partner, Philips Semiconductors International B.V. (“Philips”), had the right to purchase our interest in SMP between January 2001 and July 2002. In February 2001, Philips exercised its purchase right, acquiring our 50% interest in SMP effective December 31, 2000. This transaction resulted in proceeds of approximately $20.4 million and a pre-tax gain of approximately $3.1 million.

Loss on Debt Prepayment.    Loss of $6.5 million in 2002 represents the write-off of debt issuance costs in connection with the debt refinancing that occurred in 2002.

Income Tax Provision.    We recognized an income tax provision of $9.5 million in 2002 compared with $345.8 in 2001. The 2002 provision related to income and withholding taxes of certain of our foreign operations. The 2001 amount was greatly influenced by our decision to limit the recognition of deferred tax benefits relating to our operating losses to the amount that could be recovered via carry-back. This decision resulted in an increase of $366.8 million in our valuation allowance established for our U.S. tax benefits. This was partially offset by deferred tax benefits recognized for certain operating losses incurred outside the U.S.

Minority Interests.    Minority interests represent the portion of the net income or loss of our majority-owned Czech and Chinese subsidiaries attributable to the minority owners of each subsidiary. We consolidate these subsidiaries in our financial statements. The overall net income of these subsidiaries improved in 2002 as compared to 2001 as a result of improved capacity utilization; therefore the elimination of the minority interests increased to $2.8 million in 2002 as compared to $0.4 million in 2001.

Year Ended December 31, 2001 Compared to Pro Forma Year Ended December 31, 2000

Total Revenues.    Total revenues decreased $744.9 million, or 37.8%, to $1,223.2 million in 2001 from $1,968.1 million in 2000. The decrease occurred in all of our major product lines. Approximately 10% of this decrease was due to reductions in selling prices with the remaining 28% decline due to reduced volume and changes in our product mix. Foundry revenues, included in our standard components product line, decreased by $53.5 million to $8.2 million in 2001 from $61.7 million in 2000. Foundry revenues result from agreements made with Motorola during our separation and we expect that these revenues will continue to decline in the future.

The revenues by product line for the year ended December 31, 2001 compared to the pro forma revenues by product line for the year ended December 31, 2000 are as follows (dollars in millions):

	Year Ended December 31, 2001	% of Revenue(1)	Year Ended December 31, 2000	% of Revenue(1)	Dollar Change	% Change
Power Management and Standard Analog	$365.4	29.9%	$496.7	25.2%	(131.3)	(26.4)%
MOS Power	146.7	12.0	212.1	10.8	(65.4)	(30.8)
High Frequency Clock and Data Management	118.5	9.7	295.9	15.0	(177.4)	(60.0)
Standard Components	592.6	48.4	963.4	49.0	(370.8)	(38.5)

Total Revenues	$1,223.2		$1,968.1		$(744.9)

(1)	Certain amounts may not total due to rounding of individual components

As previously discussed, beginning in the last quarter of 2000 and continuing into 2001, we experienced slowing demand and pricing pressures for our products as customers delayed or cancelled bookings in order to manage their inventories in line with incoming business.

Approximately 40%, 39% and 21% of our total revenues in 2001 were derived from the Americas, Asia/ Pacific and Europe (including the Middle East), respectively, compared to 46%, 34% and 20%, respectively, in 2000. The increase in the Asia/Pacific region reflects our customers’ shift in production into that region.

Cost of Sales.    Cost of sales decreased $296.8 million, or 23.0%, to $995.9 million in 2001 from $1,292.7 million in 2000, as a result of decreased sales volume. Cost of sales as a percentage of revenues increased to 81.4% in 2001 from 65.7% in 2000 due to lower factory utilization coupled with increased provisions for excess and obsolete inventory, partially offset by cost savings resulting from our restructuring programs. The restructuring programs include the implementation of ongoing cost-saving initiatives to rationalize our product portfolio, close plants and relocate or outsource related operations to take advantage of lower-cost labor markets and make our manufacturing processes more efficient.

Gross Profit.    Gross profit (computed as total revenues less cost of sales) decreased $448.1 million, or 66.3%, to $227.3 million in 2001 from $675.4 million in 2000. As a percentage of total revenues, gross margin declined to 18.6% in 2001 from 34.3% in 2000. The decline in gross margin was primarily due to lower factory utilization resulting from lower customer demand, lower selling prices, and a change in mix towards lower margin devices, partially offset by cost restructuring initiatives.

Research and Development.    Research and development costs increased $11.7 million, or 16.9%, to $80.9 million in 2001 from $69.2 million in 2000. As a percentage of total revenues, research and development costs increased to 6.6% in 2001 from 3.5% in 2000 because of decreased revenues accompanied by increased spending on new product development. The primary emphasis of our new product development is on power management and standard analog and high frequency clock and data management solutions, which are the highest margin and fastest potential growth product lines in our portfolio. We have targeted 80% of our overall research and development investment on these products. We are committed to increase our spending on new product development in order to stay competitive in our markets. During 2001, we introduced 344 new products.

Selling and Marketing.    Selling and marketing expenses decreased by $25.3 million, or 25.3%, to $74.8 million in 2001 from $100.1 million in 2000 as a result of our restructuring program. As a percentage of total revenues, however, these costs increased to 6.1% in 2001 from 5.1% in 2000 as a result of decreased total revenues that were only partially offset by cost savings resulting from our restructuring actions. These actions included the downsizing of our sales force, closing of sales offices as well as our regional sales headquarters and centralizing and relocating our order entry function to lower cost locations.

General and Administrative.    General and administrative expenses decreased by $102.5 million, or 43.9% to $130.9 million in 2001 from $233.4 million in 2000, as a result of cost reduction actions from our restructuring program. The major reductions were associated with personnel reductions, simplification of our overall corporate structure and regional infrastructure, elimination of some of our employee bonuses and lower use of consultants. As a percentage of total revenues, these costs decreased to 10.7% in 2001 from 11.9% in 2000.

Write-off of Acquired In-process Research and Development.    In 2000, we incurred a $26.9 million charge for the write-off of acquired in-process research and development resulting from the Cherry acquisition. No such charges were incurred in 2001.

Amortization of Goodwill and Other Intangibles.    Amortization of goodwill and other intangibles was $22.6 million in 2001 compared to $16.8 million in 2000. The amortization relates to the intangible assets that were acquired with Cherry in the second quarter of 2000, including amounts related to developed technology, assembled workforce and goodwill. In 2001, we had a full year of related amortization expenses as compared to only nine months of amortization in 2000.

Restructuring, Asset Impairments and Other.    During 2001, we recorded charges of $146.6 million to cover costs associated with our worldwide profitability enhancement programs. The charges relate to the consolidation of selling and administrative functions in the U.S. and Europe, phasing out manufacturing operations at our Guadalajara, Mexico facility, transferring certain manufacturing activities performed at our Aizu, Japan and Seremban, Malaysia facilities to other facilities we own or to third party contractors and consolidation of other operations. The charges included $80.4 million to cover employee separation costs associated with the termination of approximately 4,350 employees, asset impairments of $56.2 million and $10.0 million of other costs primarily related to facility closures and contract terminations. The asset impairments were charged directly against the related assets. Employee separation costs included $1.3 million of non-cash charges associated primarily with the acceleration of vesting of stock options for terminated employees and $7.4 million for additional pension charges related to terminated employees. As of December 31, 2001, the remaining liability relating to this restructuring was $19.8 million. As of December 31, 2001, approximately 3,500 employees have been terminated under this restructuring plan.

In March 2001, we recorded a $3.8 million charge to cover costs associated with the separation of one of our executive officers. In connection with the separation, we paid the former executive officer $1.9 million. In addition, we agreed to accelerate the vesting of his remaining stock options and to allow such options to remain exercisable for the remainder of their ten-year term. We recorded a non-cash charge of $1.9 million related to the modification of these options.

During 2000, we recorded a $5.6 million charge to cover costs associated with a restructuring program at our manufacturing facility in Guadalajara, Mexico. The charge included $3.2 million to cover employee separation costs associated with the termination of approximately 500 employees and $2.4 million for asset impairments that were charged directly against the related assets. In September 2000, we completed our evaluation of costs to be incurred and released $0.8 million of the reserve for employee separation costs to income. As of December 31, 2001, there was no remaining liability relating to the 2000 restructuring program.

See Note 5 “Restructuring, Asset Impairments and Other” of the notes to our audited consolidated financial statements included elsewhere in this prospectus supplement for a further discussion of our restructuring activity.

Operating Income (Loss).    Operating income (loss) decreased $456.5 million, or 203.6%, to a $232.3 million loss in 2001 from operating income of $224.2 million in 2000. This decrease was due to decreased gross profits resulting from reduced product revenues, lower factory utilization and inventory charges, increased research and development costs, increased amortization of goodwill and other intangibles and restructuring and other charges offset by reduced selling, marketing and general and administrative costs resulting from our restructuring actions and the lack of the acquired in-process research and development write-off which occurred in 2000. As a result of these efforts, we incurred restructuring, asset impairments and other charges of $150.4 million in 2001.

Interest Expense.    Interest expense increased $4.3 million, or 3.2%, to $139.6 million in 2001 from $135.3 million in 2000. The increase was due to interest related to the $125.0 million drawn on our revolving line of credit in May 2001 as well as increased interest rates related to the amendments to our senior bank facilities. (See “Liquidity and Capital Resources” below and Note 9 “Long-term Debt” of Notes to our audited consolidated financial statements included elsewhere in this prospectus supplement). The increase in interest expense was partially offset by the redemption of a portion of the senior subordinated notes and prepayment of a portion of the loans outstanding under the senior bank facilities with the proceeds from our IPO during 2000.

Equity in Earnings (Losses) of Joint Ventures.    Equity in earnings (losses) from joint ventures decreased to zero in 2001 from $1.1 million in 2000, due primarily to the sale of our interest in our SMP joint venture effective December 31, 2000.

Gain on Sale of Investment in Joint Venture.    We had a 50% interest in SMP. As a part of the joint venture agreement, our joint venture partner, Philips, had the right to purchase our interest in SMP between January 2001 and July 2002. In February 2001, Philips exercised its purchase right, acquiring our 50% interest in SMP effective December 31, 2000. This transaction resulted in proceeds of approximately $20.4 million and a pre-tax gain of approximately $3.1 million.

Minority Interests.    Minority interests represent the portion of the net income (loss) of our majority-owned Czech and Chinese subsidiaries attributable to the minority owners of each subsidiary. We consolidate these subsidiaries in our financial statements. The overall net income of these subsidiaries declined in 2001 as compared to 2000 as a result of lower capacity utilization; therefore the elimination of the minority interests decreased to $0.4 million in 2001 as compared to $4.4 million in 2000.

Income Tax Provision.    The provision for income taxes increased in 2001 to $345.8 million from $25.6 million in 2000. During the fourth quarter of 2001, we recorded a $366.8 million income tax charge to establish a valuation allowance for the portion of our deferred tax assets for which it is more likely than not that the related benefits will not be realized. When coupled with the tax benefits relating to the 2001 operating loss that were not recognized during the year, our valuation allowance totaled $450.6 million at December 31, 2001. We established the valuation allowance based upon management’s analysis of the information available which included, among other things, the operating loss experienced during the year as well as uncertainties surrounding the timing of the recovery in economic conditions both generally as well as with the semiconductor industry. Our 2001 effective tax rate, after valuation allowance, is 93.8% as compared to 34.1% in 2000. (See Note 10 “Income Taxes” of our audited notes to consolidated financial statements elsewhere in this prospectus supplement.)

Liquidity and Capital Resources

This section discusses:

1)	Sources and uses of cash, and significant factors that influence both;

2)	Key events affecting our capital structure;

3)	Our analysis of our cash flows for 2000, 2001 and 2002 and the first six months of 2003;

4)	EBITDA; and

5)	Our commitments and contractual obligations.

All of these factors are important to an understanding of our ability to meet our current obligations, to fund working capital, to finance expansion either by internal means or through the acquisition of other businesses, or to pay down existing debt.

To summarize our current status, our operating activities provided cash of $16.7 million in the first six months of 2003 and $12.5 million in the first six months of 2002. At July 4, 2003, we had $181.2 million in cash and cash equivalents, net working capital of $196.5 million, term or revolving debt of $1,441.6 million and a stockholders’ deficit of $750.7 million. Our long-term debt includes $520.7 million under our senior bank facilities; $191.2 million (net of discount) of our 12% first lien senior secured notes due 2010; $292.0 million (net of discount) of our 13% second lien senior secured notes due 2008; $260.0 million of our 12% senior subordinated notes due 2009; $133.4 million under a 10% junior subordinated note payable to Motorola due 2011; $23.4 million under a note payable to a Japanese bank due 2010; $20.0 million under a loan facility with a Chinese bank; and $0.9 million capital lease obligation. We were in compliance with all of the covenants contained in our various debt agreements as of July 4, 2003 and expect to remain in compliance over the next twelve months.

Sources and Uses of Cash

We require cash to fund our operating expenses, including working capital requirements and outlays for research and development, to make capital expenditures, strategic acquisitions and investments, and to pay debt service, including principal and interest and lease payments. Our principal sources of liquidity are cash on hand, cash generated from operations, and funds from external borrowings and equity issuances. In the near term, we expect to fund our primary cash requirements through cash generated from operations, cash and cash equivalents on hand, and targeted asset sales. Additionally, as part of our business strategy, we review acquisition and divestiture opportunities and proposals on a regular basis.

We believe that the key factors that could affect our internal and external sources of cash include:

•	factors that affect our results of operations and cash flows, including reduced demand for our products resulting from the recent economic slowdown and actions taken by our customers to manage their inventories in line with incoming business, competitive pricing pressures, under-utilization of our manufacturing capacity, our ability to achieve further reductions in operating expenses, the impact of our restructuring program on our productivity, and our ability to make the research and development expenditures required to remain competitive in our business; and

•	factors that affect our access to bank financing and the debt and equity capital markets that could impair our ability to obtain needed financing on acceptable terms or to respond to business opportunities and developments as they arise including interest rate fluctuations, our ability to maintain compliance with financial covenants under our existing credit facilities, and other limitations imposed by our credit facilities or arising from our substantial leverage.

Our ability to service our long-term debt, to remain in compliance with the various covenants and restrictions contained in our credit agreements and to fund working capital, capital expenditures and business development efforts will depend on our ability to generate cash from operating activities which is subject to, among other things, our future operating performance as well as to general economic, financial, competitive, legislative, regulatory and other conditions, some of which may be beyond our control. After giving effect to this offering, the use of proceeds, the termination of the commitments under our existing $62.5 million revolving facility, the establishment of a new $25 million revolving facility and the roll over of outstanding letters of credit from our existing revolving facility to our new revolving facility, we expect to have $7.1 million of borrowing capacity available under our new revolving credit facility. As of January 9, 2003, we amended our primary foreign exchange hedging agreement to provide for termination if at anytime the amount available under our revolving credit facility is less than $2.5 million.

If we fail to generate sufficient cash from operations, we may need to raise additional equity or borrow additional funds to achieve our longer term objectives. There can be no assurance that such equity or borrowings will be available or, if available, will be at rates or prices acceptable to us. Although there can be no assurance, we believe that cash flow from operating activities coupled with existing cash balances will be adequate to fund our operating and capital needs as well as enable us to maintain compliance with our various debt agreements for the next twelve months. To the extent that results or events differ from our financial projections or business plans, our liquidity may be adversely impacted.

Key Events Affecting our Capital Structure

Issuance of Series A Cumulative Convertible Redeemable Preferred Stock.    At June 29, 2001, we were not in compliance with minimum interest expense coverage ratio and maximum leverage ratio covenants under our senior bank facilities. On August 13, 2001, we received a waiver in respect of this noncompliance at June 29, 2001 and in respect of any future noncompliance with these covenants through December 31, 2002. In connection with this waiver, we amended our senior bank facilities. The key terms of this amendment are described in Note 9 “Long-Term Debt” of the notes to our audited consolidated financial statements included elsewhere in this prospectus supplement. As a condition to the waiver and amendment, we were required to obtain $100.0 million through an equity investment from an affiliate of Texas Pacific Group. We satisfied this requirement on September 7, 2001, when we issued 10,000 shares of Series A Cumulative Convertible Redeemable Preferred Stock to an affiliate of Texas Pacific Group in exchange for $100 million ($99.2 million, net of issuance costs). The material terms of the preferred stock are summarized in Note 11 “Redeemable Preferred Stock” of the notes to our audited consolidated financial statements included elsewhere in this prospectus supplement.

Debt Refinancing in 2002.    On May 6, 2002 we issued $300.0 million principal amount of second lien senior secured notes due 2008. The second lien senior secured notes were issued at a price of 96.902% of par and will mature on May 15, 2008. The second lien senior secured notes initially accrued interest at a rate of 12% per annum. Commencing February 6, 2003, the second lien senior secured notes began accruing interest at a rate of 13% per annum. This increased rate will remain in effect until maturity. Interest on the second lien senior secured notes is payable semi-annually in cash. The obligations under the second lien senior secured notes are fully and unconditionally guaranteed on a joint and several basis by each of the domestic subsidiaries of ON Semiconductor Corporation (other than Semiconductor Components Industries, LLC, which is a co-issuer). The second lien senior secured notes and the guarantees thereof are secured on a second-priority basis by the assets that secure our senior bank facilities and they rank equal in right of payment with all of our and the guarantors’ existing and future senior indebtedness and senior to our and the guarantors’ existing and future senior subordinated and subordinated indebtedness and effectively junior to all of the liabilities of our subsidiaries that have not guaranteed such second lien senior secured notes. In connection with the offering of second lien senior secured notes, we amended our senior bank facilities to, among other things, permit the issuance of the second lien senior secured notes, make certain of the financial ratio maintenance requirements thereunder less restrictive and impose minimum EBITDA and cash requirements. (See Note 9 “Long-Term Debt” of the notes to our audited consolidated financial statements included elsewhere in this prospectus supplement.) We used $278.6 million of net cash proceeds from the sale of the second lien senior secured notes to prepay a portion of our senior bank facilities. Because the remaining principal amount of loans outstanding under our senior bank facilities was reduced below $750.0 million as a result of this refinancing, the supplemental interest charges thereon (described in Note 9 “Long-Term Debt” of the notes to our audited consolidated financial statements elsewhere in this prospectus supplement) were reduced from 3.0% to 1.0%. In connection with this refinancing, we wrote off $6.5 million of debt issuance costs.

Debt Refinancing in 2003.    On March 3, 2003, we issued $200.0 million aggregate principal amount of first lien senior secured notes due 2010. The first lien senior secured notes were issued at a price of 95.467% of par value, bear interest at a rate of 12% per annum, payable semi-annually in cash, and will mature on March 15, 2010. The obligations under the first lien senior secured notes are fully and unconditionally guaranteed on a joint and several basis by each of the domestic subsidiaries of ON Semiconductor Corporation (other than Semiconductor Components Industries, LLC, which is a co-issuer). The first lien senior secured notes and the guarantees thereof are secured on a first-priority basis by the assets that secure our senior bank facilities and they rank equal in right of payment with all of our and the guarantors’ existing and future senior indebtedness and senior to our and the guarantors’ existing and future senior subordinated and subordinated indebtedness and effectively junior to all of the liabilities of our subsidiaries that have not guaranteed such notes. In connection with the offering of the first lien senior secured notes, we further amended our senior bank facilities to, among other things:

•	permit the issuance of the first lien senior secured notes,

•	remove the requirement that we maintain certain minimum interest expense coverage ratios and do not exceed certain maximum leverage ratios,

•	reduce to $140.0 million our minimum EBITDA requirement for any four consecutive fiscal quarters,

•	reduce our permitted capital expenditures to $100.0 million per year (subject to certain increases for improved financial performance and carryovers from prior periods),

•	permit the redemption of up to 35% of the senior secured first lien notes out of the net proceeds of equity offerings and

•	convert $62.5 million of the outstanding loans under our revolving credit facility into a new tranche of term loans, as described above in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Structure—Cash Position and Cash Expenditures.”

We used $180.9 million of net cash proceeds from the sale of the notes to prepay a portion of our senior bank facilities, including $25.0 million of which proceeds were used to repay borrowings under our revolving credit facility and permanently reduce the commitments thereunder by such amount. In connection with this refinancing, we wrote-off $3.5 million of debt issuance costs.

Amendment to Senior Bank Facilities, Additional Term Loan and New Revolving Facility.    We have agreed with our lenders to amend our senior bank facilities, effective upon the satisfaction of the conditions specified below. The amendment will, among other things:

•	permit us to obtain an additional term loan under our senior bank facilities in an amount up to $50 million, the entire amount of which we intend to borrow simultaneously with the completion of this offering and which is expected to have terms similar to those of our existing tranche D term loan facility,

•	permit us to apply the net proceeds from equity offerings by us or any of our subsidiaries (including this offering) and borrowings under the additional term loan facility to prepay scheduled principal installments of all term loan borrowings outstanding under our senior bank facilities in chronological order,

•	reduce from 75% to 50% the percentage of net proceeds from future equity offerings by us or any of our subsidiaries that is required to be applied to prepay term loan borrowings outstanding under our senior bank facilities and

•	permit us to obtain a new $25 million revolving facility that would mature on August 4, 2006, provide for the issuance of letters of credit in currencies other than U.S. dollars that are to be specified and in all other respects, have terms substantially similar to those of our existing revolving facility.

The effectiveness of the amendment is subject to, among other things, satisfaction before December 7, 2003 of the following conditions:

•	our having obtained gross cash proceeds of not less than $150 million from a combination of (1) a public offering of our common stock (including this offering) and (2) borrowings under the additional term loan described above,

•	our having applied 100% of the net proceeds from such offering of common stock and the proceeds from such borrowings (1) to repay all outstanding loans (and terminate the commitments) under our existing $62.5 million revolving facility, (2) to prepay in full our tranche A and tranche R term loan facilities and (3) to the extent of any excess net proceeds, to prepay scheduled principal installments of all remaining term loan facilities outstanding under our senior bank facilities in chronological order and

•	our having established the new $25 million revolving facility described above.

We have obtained a commitment from JPMorgan Chase Bank, the administrative agent for our senior bank facilities, to provide an additional term loan of up to $50 million. We have also obtained commitments from JPMorgan Chase Bank and Morgan Stanley Senior Funding, Inc. to provide a new $25 million revolving facility. Simultaneously with the effectiveness of the amendment and termination of the commitments under our existing revolving facility, we intend to roll over letters of credit outstanding under our current revolving facility, which totaled $17.9 million as of September 9, 2003, into the new revolving facility.

Analysis of Cash Flows

Cash flow information for the years ended December 31, 2000, 2001 and 2002 and for the six months ended July 4, 2003 and June 28, 2002 is as follows (in millions):

	Year ended December 31,			Six months ended
	2000	2001	2002	June 28, 2002	July 4, 2003
Cash flow from operating activities:
Net income (loss)	$71.1	$(831.4)	$(141.9)	$(81.8)	$(108.0)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	167.5	177.1	148.0	74.1	72.6
Write-off of acquired in-process research and development	26.9	—	—	—	—
Loss on debt prepayment	29.2	—	6.5	6.5	3.5
Amortization of debt issuance costs and debt discount	5.9	6.0	8.1	3.6	4.6
Provision for excess inventories	44.1	50.9	16.0	14.7	6.3
Cumulative effect of accounting change	—	155.2	—	—	21.5
Non-cash impairment write-down of property, plant and equipment	—	56.2	12.4	8.4	10.5
Gain on sale of investment in joint venture	—	(3.1)	—	—	—
Non-cash interest on junior subordinated note payable to Motorola	9.6	10.7	11.7	5.6	6.5
Non-cash write down of intangible asset	—	—	—	—	20.8
Deferred income taxes	(11.6)	317.1	7.1	4.6	(2.5)
Stock compensation expense	0.7	5.0	4.5	1.3	0.1
Other	3.5	1.2	3.0	3.0	3.2
Changes in assets and liabilities:
Receivables	3.5	134.5	22.4	(2.3)	(12.7)
Inventories	(76.5)	23.0	6.4	7.2	(18.4)
Other assets	(27.2)	(6.0)	(9.1)	—	4.1
Accounts payable	43.2	(63.2)	(35.9)	(15.4)	38.9
Accrued expenses	43.1	(62.3)	(6.3)	(10.9)	(16.0)
Income taxes payable	(4.9)	(14.6)	3.1	(2.7)	5.8
Accrued interest	(12.2)	5.7	19.8	16.5	(15.7)
Deferred income on sales to distributors	—	(82.8)	(28.6)	(24.1)	(6.5)
Other long-term liabilities	(3.7)	4.4	(0.8)	4.2	(1.9)

Net cash provided by (used in) operating activities	312.2	(116.4)	46.4	12.5	16.7

Cash flows through investing activities:
Purchases of property, plant and equipment	(254.1)	(149.0)	(40.5)	(27.8)	(24.6)
Investment in business, net of cash acquired	(253.2)	—	—	—	—
Acquisition of minority interests in consolidated subsidiaries	(1.5)	(0.1)	—	—	(1.8)
Investments in and advances to joint ventures	(2.5)	(0.5)	—	—	—
Proceeds from sale of investment in joint venture	—	20.4	—	—	—
Proceeds from sales of property, plant and equipment	18.1	13.8	4.5	2.5	—

Net cash used in investing activities	(493.2)	(115.4)	(36.0)	(25.3)	(26.4)

Cash flows from financing activities:
Proceeds from initial public offering, net of offering expenses	514.8	—	—	—	—
Proceeds from debt issuance, net of discount	—	—	290.7	290.7	190.9
Proceeds from senior credit facilities and other borrowings	236.6	134.5	—	—	—
Proceeds from issuance of convertible, redeemable preferred stock, net of issuance costs	—	99.2	—	—	—
Proceeds from issuance of common stock under the employee stock purchase plan	6.9	4.2	1.4	1.2	0.4
Proceeds from stock option exercises	0.9	0.9	1.2	0.7	0.3
Payment of capital lease obligation	—	(1.9)	(1.1)	(1.1)	—
Payment of debt issuance costs	(3.2)	(5.1)	(12.1)	(11.4)	(10.6)
Repayment of senior credit facilities, including prepayment penalty in 2000	(131.5)	(5.6)	(287.1)	(283.3)	(180.9)
Repayment of senior subordinated notes, including prepayment penalty	(156.8)	—	—	—	—
Redemption of redeemable preferred stock, including accrued dividends	(228.4)	—	—	—	—

Net cash provided by (used in) financing activities	239.3	226.2	(7.0)	(3.2)	0.1

Effect of exchange rate changes on cash and cash equivalents	(0.1)	0.8	1.0	0.9	0.4

Net increase (decrease) in cash and cash equivalents	58.2	(4.8)	4.4	(15.1)	(9.2)
Cash and cash equivalents, beginning of period	132.6	190.8	186.0	186.0	190.4

Cash and cash equivalents, end of period	$190.8	$186.0	$190.4	$170.9	$181.2

Cash Flow Activity for the First Six Months of 2003 and 2002.     For the first six months of 2003 and 2002, we used $9.2 million and $15.1 million in cash, respectively. The first six months of 2003, as compared to the first six months of 2002, shows an improvement in net cash provided by operating activities of $4.2 million, an increase in the net cash used in investing activities of $1.1 million, and a decrease of $3.3 million in net cash used in financing activities.

We generated $16.7 million in net cash provided by operating activities during the first six months of 2003 compared to $12.5 million in net cash provided by operating activities in the first six months of 2002. This $4.2 million improvement is the result of reduced costs resulting from our restructuring program and working capital improvements, offset by increased interest payments (including supplemental interest payments) of $34.4 million in the first six months of 2003 and the receipt of $10.6 million in the first six months of 2002 related to a settlement with Motorola.

We used $26.4 million in net cash from investing activities in the first six months of 2003 as compared to $25.3 million in the first six months of 2002, both of which were due primarily to capital expenditures. Our need for incremental property, plant or equipment has been significantly reduced given the current level of business. Furthermore, our senior bank facilities restrict the amount of capital equipment we can purchase within certain periods. As a result, we have been selective in purchasing new equipment.

Financing activities during the first six months of 2003 have resulted in net cash provided of $0.1 million compared to cash used of $3.2 million in the first six months of 2002. Debt refinancings occurring in the first six months of 2003 and 2002 accounted for the majority of the cash flows during those periods, with the remainder due to proceeds from stock option exercises and the issuance of common stock under our employee stock purchase plan.

Cash Flow Activity for the Years Ended 2002, 2001 and 2000.     For the years ended December 31, 2002, 2001 and 2000, we have provided $4.4 million, utilized $4.8 million and provided $58.2 million in cash, respectively. The makeup of the cash flow from operations, investing and financing activities has been quite different in these periods. The year ended December 31, 2002, as compared to the year ended December 31, 2001, shows an improvement in cash flows from operations of $162.8 million, a reduction in the net cash used in investing activities of $79.4 million, and a decrease of $233.2 million in cash flows from financing activities. The year ended December 31, 2001, as compared to the year ended December 31, 2000, shows a reduction in cash flows from operations of $428.6 million, a reduction in the net cash used in investing activities of $377.8 million, and a decrease of $13.1 million in cash flows from financing activities.

We generated $46.4 million in cash flow from operations during 2002, used $116.4 million of cash flow in operations in 2001 and generated $312.2 in cash flow from operations during 2000. The $162.8 million improvement in 2002 as compared to 2001 is primarily the result of reduced costs resulting from our restructuring program and reduced restructuring payments. The $428.6 million decline in 2001 as compared to 2000 is primarily the result of the downturn in the semiconductor industry in 2001.

In 2002, 2001 and 2000, we used $36.0 million, $115.4 million and $493.2 million, respectively, in net cash from investing activities. The decline was the result of lower capital equipment spending and the acquisition of Cherry Semiconductor Corporation in 2000. Our need for incremental property, plant or equipment has been significantly reduced given the current level of business. Furthermore, our senior bank facilities restrict the amount of capital equipment we can purchase within certain periods. As a result, we have been selective in purchasing new equipment.

In 2002, 2001 and 2000, financing activities have resulted in net cash used of $7.0 million, net cash provided of $226.2 million and net cash provided of $239.3 million, respectively. During 2002, we refinanced a portion of our long term debt by issuing $300.0 million of senior secured notes and using the net cash proceeds of $278.6 million (net of discount and issuance costs) and additional funds to prepay debt principal of $283.3 million of our senior bank facilities. During 2001 we drew on our $125.0 million revolving credit facility and received net proceeds of $99.2 million from the issuance of redeemable preferred stock to help fund the cash used in operations and equipment purchases. During 2000, we raised $514.8 million in net proceeds from our initial public offering of common stock and we raised $236.6 million from our senior credit facilities and other borrowings. We used a portion of such proceeds to prepay loans under our senior bank facilities, to redeem a portion of our senior subordinated notes and to redeem shares of our preferred stock.

EBITDA

While earnings before interest, taxes, depreciation and amortization (“EBITDA”) is not intended to represent cash flow from operating activities as defined by generally accepted accounting principles and should not be considered as an alternative to cash flow as a measure of liquidity, we believe this measure is useful to investors to assess our ability to meet our future debt service, capital expenditure and working capital requirements. The following table sets forth our EBITDA for the years ended December 31, 2000, 2001 and 2002 and for the six months ended June 28, 2002 and July 4, 2003, with a reconciliation to cash flows provided by operating activities, the most directly comparable liquidity measure under generally accepted accounting principles:

	Year Ended December 31,			Six Months Ended
	2000	2001	2002	June 28, 2002	July 4, 2003
Net income (loss)	$71.1	$(831.4)	$(141.9)	$(81.8)	$(108.0)
Plus:
Depreciation and amortization	167.5	177.1	148.0	74.1	72.6
Interest expense, net of interest income	135.3	139.6	149.5	73.6	76.9
Income tax provision	39.0	345.8	9.5	8.1	4.5

EBITDA	$412.9	$(168.9)	$165.1	$74.0	$46.0

Reconciliation of EBITDA to net cash provided by (used in) operating activities:
EBITDA	$412.9	$(168.9)	$165.1	$74.0	$46.0
Increase (decrease):
Interest expense, net of interest income	(135.3)	(139.6)	(149.5)	(73.6)	(76.9)
Income tax provision (benefit)	(39.0)	(345.8)	(9.5)	(8.1)	(4.5)
Write-off of acquired in-process research and development	26.9	—	—	—	—
Loss on debt prepayment	29.2	—	6.5	6.5	3.5
Cumulative effect of accounting change	—	155.2	—	—	21.5
Amortization of debt issuance costs and debt discount	5.9	6.0	8.1	3.6	4.6
Provision for excess inventories	44.1	50.9	16.0	14.7	6.3
Non-cash impairment write-down of property, plant and equipment	—	56.2	12.4	8.4	10.5
Non-cash interest on junior subordinated note payable to Motorola	9.6	10.7	11.7	5.6	6.5
Non-cash impairment write down of other long-lived assets	—	—	—	—	21.3
Gain on sale of investment in joint venture	—	(3.1)	—	—	—
Deferred income taxes	(11.6)	317.1	7.1	4.6	(2.5)
Stock compensation expense	0.7	5.0	4.5	1.3	0.1
Other	3.5	1.2	3.0	3.0	2.7
Changes in operating assets and liabilities	(34.7)	(61.3)	(29.0)	(27.5)	(22.4)

Net cash provided by operating activities	$312.2	$(116.4)	$46.4	$12.5	$16.7

Commercial Commitments and Contractual Obligations

Our principal outstanding contractual obligations relate to our senior bank facilities, other long-term debt, operating leases, purchase obligations, pension obligations and our redeemable preferred stock. The following tables summarize our commercial commitments and contractual obligations at July 4, 2003 and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Amount of Commitment by Expiration Period

Commercial commitments	Total Amounts Committed	Remainder of 2003	2004	2005	2006	2007	2008 and Beyond
Standby letter of credit	$18.7	$9.6	$6.5	$—	$0.6	$—	$2.0

Total commercial commitments	$18.7	$9.6	$6.5	$—	$0.6	$—	$2.0

Payments Due by Period

Contractual obligations	Total Amounts Committed	Remainder of 2003	2004	2005	2006	2007	2008 and Beyond
Long-term debt:
actual	$1,441.6	$12.3	$16.0	$155.8	$194.5	$176.8	$886.2
pro forma(1)	1,266.3	12.1	13.1	3.2	141.8	209.9	886.2
Operating leases	18.9	5.0	7.2	4.1	2.3	0.3	—
Purchase obligations	84.5	50.0	20.7	11.2	2.6	—	—
Other long-term obligations—pension plan	36.5	4.0	11.8	20.7	—	—	—
Redeemable preferred stock (including future dividends)	188.5	—	—	—	—	—	188.5
Total contractual cash obligations:
actual	$1,770.0	$71.3	$55.7	$191.8	$199.4	$177.1	$1,074.7
pro forma(1)	1,594.7	71.1	52.8	39.2	146.7	210.2	1,074.7

(1)	The pro forma figures in the table above show the actual payments due, as of July 4, 2003, for the periods specified, in each case after giving effect to this offering, borrowings of $50 million under additional term loans for which we have received commitments and the application of the proceeds therefrom as if they had occurred as of such date.

Our long-term debt includes $520.7 million under senior bank facilities, $191.2 million of senior secured notes (net of unamortized discount) due 2010, $292.0 million of senior secured notes (net of unamortized discount) due 2008, $260.0 million of senior subordinated notes due 2009, $133.4 million under the junior subordinated note payable to Motorola, $23.4 million under a note payable to a Japanese bank, $20.0 million under a loan facility with a Chinese bank, and $0.9 million capital lease obligation. In regards to our loan facility with a Chinese bank, we are in refinancing discussions with the bank at this time. Under the current agreement we have the ability to extend the maturity of this loan for three years under the same terms and conditions.

In the normal course of our business, we enter into various operating leases for equipment including our mainframe computer system, desktop computers, communications, foundry equipment and service agreements relating to this equipment.

In addition, we have the following purchase obligations at July 4, 2003:

	Total Amounts Committed	Remainder of 2003	2004	2005	2006	2007	2008 and Beyond
Capital purchase obligations	$1.1	$1.1	$—	$—	$—	$—	$—
Foundry and inventory purchase obligations	35.8	32.8	3.0	—	—	—	—
Mainframe support	22.1	5.0	8.0	7.4	1.7	—	—
Various information technology and communication services	22.8	9.1	9.0	3.8	0.9	—	—
Other	2.7	2.0	0.7	—	—	—	—

	$84.5	$50.0	$20.7	$11.2	$2.6	$—	$—

Our other long-term commitments consist of the minimum funding requirements relating to our U.S. and foreign pension plans. In regards to the U.S. pension plan, we reevaluated our current actuarial assumptions in light of the actual returns experienced, current annuity rates and the expected termination of the U.S. pension plan as of December 31, 2004 with the subsequent payment of benefits in 2005. We expect pension expense to be approximately $6 million over the remaining life of the plan with a related cash funding requirement of $32 million. Upon the termination of the U.S. pension plan, we are under an obligation to ensure that the plan has assets sufficient to pay accrued benefits. (See Note 14 “Employee Benefit Plans” of the notes to our audited financial statements included elsewhere in this prospectus supplement.)

Our Series A Cumulative Convertible Redeemable Preferred Stock is redeemable at the holder’s option anytime after September 7, 2009. The preferred stock has a cumulative dividend payable quarterly in cash, at the rate of 8.0% per annum (or, if greater during the relevant quarterly period, in an amount equal to the value of the dividends that would be paid on the common stock then issuable upon conversion of the preferred stock), compounded to the extent not paid, and subject to restrictions under the Company’s senior bank facilities, senior subordinated notes and other documents relating to the Company’s indebtedness. The amount shown in the table above assumes no redemption of the preferred stock or payments of accrued dividends until September 7, 2009.

Off-Balance Sheet Arrangements

We are a party to a variety of agreements entered into in the ordinary course of business pursuant to which we may be obligated to indemnify the other parties for certain liabilities that arise out of or relate to the subject matter of the agreements. Some of the agreements entered into by us require us to indemnify the other party against losses due to intellectual property infringement, property damage including environmental contamination, personal injury, failure to comply with applicable laws, our negligence or willful misconduct, or breach of representations and warranties and covenants related to such matters as title to sold assets.

We are a party to various agreements with Motorola, a former affiliate, which were entered into in connection with our separation from Motorola. Pursuant to these agreements, we have agreed to indemnify Motorola for losses due to, for example, breach of representations and warranties and covenants, damages arising from assumed liabilities or relating to allocated assets, and for specified environmental matters. Our obligations under these agreements may be limited in terms of time and/or amount and payment by us is conditioned on Motorola making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow us to challenge Motorola’s claims.

We provide for indemnification of directors, officers and other persons in accordance with limited liability company agreements, certificates of incorporation, by-laws, articles of association or similar organizational documents, as the case may be. We maintain directors’ and officers’ insurance, which should enable us to recover a portion of any future amounts paid.

In addition to the above, from time to time we provide standard representations and warranties to counterparties in various contracts and also provides indemnities that protect the counterparties to these contracts in the event they suffer damages as a result of a breach of such representations and warranties or in certain other circumstances relating to the sale of securities or their engagement by us.

While our future obligations under certain agreements may contain limitations on liability for indemnification, other agreements do not contain such limitations and under such agreements it is not possible to predict the maximum potential amount of future payments due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by us under any of these indemnities have not had a material effect on our business, financial condition, results of operations or cash flows. Additionally, we do not believe that any amounts that we may be required to pay under these indemnities in the future will be material to our business, financial condition, results of operations or cash flows.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” Under this standard, asset retirement obligations will be recognized when incurred at their estimated fair value. In addition, the cost of the asset retirement obligation will be capitalized as a part of the assets’ carrying valued and depreciated over the assets’ remaining useful life. We will be required to adopt SFAS No. 143 effective January 1, 2003. We do not expect the implementation of SFAS No. 143 to have a material effect on our results of operations.

We adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” effective January 1, 2002. SFAS No. 144 requires that all long-lived assets (including discontinued operations) that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. Our adoption of SFAS No. 144 did not impact our financial condition or results of operations.

In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections as of April 2002.” SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements” and excludes extraordinary item treatment for gains and losses associated with the extinguishment of debt that do not meet the Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” criteria. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods that does not meet the criteria in APB No. 30 for classification as an extraordinary item shall be reclassified. SFAS No. 145 also amends FASB Statement No. 13, “Accounting for Leases” and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. We adopted SFAS No. 145 effective January 1, 2003. The adoption of SFAS No. 145 required the reclassification within our consolidated statement of operations and comprehensive loss of losses on debt prepayments previously classified as extraordinary items which totaled $6.5 million for the quarter and six months ended June 28, 2002.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated by us after December 31, 2002. We applied the provisions of SFAS No. 146 to our 2003 restructuring activities.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment to FAS 123.” SFAS No. 148 provides alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in annual and interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for our fiscal year 2002. The interim disclosure requirements were effective in the first quarter of 2003 and are provided in Note 6 “Loss per Common Share” of the notes to our audited consolidated financial statements included elsewhere in this prospectus supplement. We have no plans to change to the fair value based method of accounting for stock-based employee compensation.

In November 2002, the FASB issued Interpretation No. 45 (“FIN No. 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 also expands the disclosures required to be made by a guarantor about its obligations under certain guarantees that it has issued. Initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified. The disclosure requirements are effective immediately and such disclosures have been included in Note 4 “Balance Sheet Information of the notes to our audited consolidated financial statements included elsewhere in this prospectus supplement.” The adoption of FIN No. 45 did not have a material effect on our financial condition or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN No. 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In the second quarter of 2003, we adopted FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” We determined that our investment in Leshan-Phoenix Semiconductor Company Limited meets the definition of a variable interest entity as our economic interest in Leshan is proportionately greater than our ownership interest in Leshan and, therefore, our investment in Leshan should be consolidated under FIN No. 46. We had previously accounted for our investment in Leshan using the equity method. While consolidation of our investment in Leshan did not impact our previously reported net income (loss) or stockholders’ equity (deficit), financial information for periods after our August 4, 1999 recapitalization that appears in this prospectus supplement has been revised for comparative purposes as allowed by FIN No. 46.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No 149 amends and clarifies the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and hedging activities that fall within the scope of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No 149 is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. We are currently evaluating the impact that this pronouncement will have on our financial condition and results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 specifies that freestanding financial instruments within its scope constitute obligations of the issuer that must be classified as liabilities. Such freestanding financial instruments include mandatorily redeemable financial instruments, obligations to repurchase the issuer’s equity shares by transferring assets, and certain obligations to issue a variable number of shares. SFAS No. 150 is effective immediately for all financial instruments entered into or modified after May 31, 2003. For all other instruments, SFAS No. 150 is effective at the beginning of the third quarter of 2003. We do not currently have any financial instruments that fall within the scope of SFAS No. 150.

INDUSTRY

Information Regarding Our Industry

In this prospectus supplement, we rely on and refer to information regarding the semiconductor industry and our competitors that has been prepared by industry research firms, including World Semiconductor Trade Statistics and VLSI Research, or compiled from market research reports, analyst reports and other publicly available information. All industry and total addressable market data that are not cited as being from a specified source are from World Semiconductor Trade Statistics.

All of our market share information presented in this prospectus supplement refers to our total product revenues in our total addressable market, which is comprised of the following specific World Semiconductor Trade Statistics product categories: (1) discrete products (all discrete semiconductors other than sensors, radio frequency (RF) and microwave power transistors/modules, RF and microwave diodes, RF and microwave small signal (SS) transistors, power field effect transistor (FET) modules, insulated gate bipolar transistors (IGBT) modules and optoelectronics); (2) analog products (amplifiers, voltage regulators and references, comparators, ASSP automotive and ASSP industrial and others); and (3) standard logic products (metal oxide semiconductors (MOS) general purpose logic only). We recently revised how we categorize our total addressable market to eliminate certain WSTS product categories in which we no longer participate as of January 1, 2003. The information regarding our total addressable market for all periods presented in this prospectus supplement reflects such revision. We believe that this information is reliable, but we have not independently verified it.

Industry

Semiconductors are basic building blocks used to create a variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. The availability of low-cost semiconductors together with increased customer demand for sophisticated electronic systems has led to the proliferation of semiconductors in diverse end products such as computers, consumer electronics, communications equipment, automotive systems and industrial automation and control systems. These factors have also led to an increase in the total number of semiconductor components in individual electronic systems and an increase in value of these components as a percentage of the total cost of electronic systems.

The semiconductor industry is comprised of three broad product segments:

•	logic devices, which process data and range from complex integrated circuits such as microprocessors and digital signal processors to standard logic products (approximately 49% of total industry sales during the first seven months of 2003);

•	analog and discrete devices, which process electronic signals and control electrical power (approximately 32% of total industry sales during the first seven months of 2003); and

•	memory devices, which store data (approximately 19% of total industry sales during the first seven months of 2003).

Within these categories, semiconductors are classified as either standard components or application-specific semiconductors. Standard components are used by a large group of systems designers for a broad range of applications, while application-specific semiconductors are designed to perform specific functions in specific applications. All of the products in our standard components product line and a substantial majority of the products in our other three product lines are standard semiconductor components.

The manufacturing of a semiconductor device is a complex process that requires two primary stages: wafer fabrication and assembly/test. The wafer fabrication, or “front-end” process, is the more technologically demanding process in which the circuit patterns of the semiconductor are photolithographically etched on to raw silicon wafers. In the assembly/test, or “back-end” process, these wafers are cut into individual “die,” which are then bonded to a substrate. Connectors are attached to them, and they are encapsulated in a package. In the final step, the finished products are tested to ensure they meet their operating specifications. Historically, because the back-end process is less technology intensive (requiring, for example, less stringent clean room standards) these operations were often located in lower-cost facilities in emerging market countries while the front-end process remained near the manufacturer’s primary facilities. As these countries’ technology industries have matured, the front-end processes have been increasingly relocated abroad.

Worldwide semiconductor market sales were $140.7 billion in 2002, including sales in our total addressable market of approximately $20.3 billion. The industry is cyclical, and from 2000 to 2001 industry sales and sales in our total addressable market declined 32% from $204.4 billion to $139.0 billion and 30% from $28.2 billion to $19.8 billion, respectively. The year 2001 was the worst single year downturn in industry history and was driven both by reduced volumes and average selling prices resulting primarily from an inventory overbuild and excess semiconductor manufacturing capacity. This is in contrast to 2000, when industry sales and sales in our total addressable market grew 37% and 34%, respectively.

The following tables show sales and units in the industry and for our total addressable market over the most recent twelve calendar months for which World Semiconductor Trade Statistics data is available:

Monthly Worldwide Semiconductor Industry Sales

	Aug. 2002	Sept. 2002	Oct. 2002	Nov. 2002	Dec. 2002	Jan. 2003	Feb. 2003	Mar. 2003	April 2003	May 2003	June 2003	July 2003
	(Dollars in billions)
Industry	$11.5	$14.4	$11.7	$12.4	$13.5	$10.8	$11.2	$14.4	$11.1	$12.0	$14.6	$12.2
Change from previous Month(1)	4.3%	25.0%	(18.7)%	6.5%	8.3%	(19.8)%	3.9%	28.6%	(22.9)%	7.5%	21.8%	(16.1)%
Total addressable market	$1.7	$2.0	$1.6	$1.7	$1.9	$1.6	$1.7	$2.1	$1.7	$1.8	$2.1	$1.7
Change from previous Month(1)	2.5%	17.2%	(18.0)%	4.4%	12.3%	(17.9)%	7.2%	24.9%	(17.5)%	2.6%	17.8%	(17.8)%

(1)	Due to rounding, the change from previous month may not recompute based on the amounts listed above.

Monthly Worldwide Semiconductor Industry Units

	Aug. 2002	Sept. 2002	Oct. 2002	Nov. 2002	Dec. 2002	Jan. 2003	Feb. 2003	Mar. 2003	April 2003	May 2003	June 2003	July 2003
	(Units in billions)
Industry	27.8	32.6	27.4	27.7	29.5	25.7	25.8	32.6	27.7	28.3	33.2	27.9
Change from previous Month(1)	(1.6)%	17.0%	(15.8)%	1.1%	6.4%	(13.0)%	0.6%	26.2%	(14.9)%	2.1%	17.1%	(15.9)%
Total addressable market	20.2	23.9	19.7	20.2	22.1	18.6	18.9	24.2	20.1	20.5	24.2	19.9
Change from previous Month(1)	(2.7)%	19.3%	(17.5)%	2.5%	9.4%	(15.6)%	1.3%	28.1%	(16.8)%	2.0%	18.1%	(17.8)%

(1)	Due to rounding, the change from previous month may not recompute based on the amounts listed above.

The recent book-to-bill ratio trend suggests potential stabilization of demand in the semiconductor industry. The book-to-bill ratio is used as an indicator of supply and demand in the semiconductor industry. It is calculated as the ratio of orders booked by customers within a certain time period, to orders billed to customers for prior orders over the same time period. A book-to-bill ratio of 1.0 indicates that the value of incoming orders booked is equal to the value of billings for prior orders during a certain time period. The following table sets forth the book-to-bill ratio for the past 13 months as calculated by VLSI Research:

Monthly Worldwide Semiconductor Industry Book-to-Bill Ratio

	July 2002	Aug. 2002	Sept. 2002	Oct. 2002	Nov. 2002	Dec. 2002	Jan. 2003	Feb. 2003	Mar. 2003	April 2003	May 2003	June 2003	July 2003
Book-to-bill ratio	0.93	0.92	0.91	0.88	1.05	1.04	1.10	0.96	0.96	1.01	1.02	1.10	1.21

The following table sets forth the total industry revenues for the semiconductor industry from 1998 through July of 2003, as well as 2003 estimates from the World Semiconductor Trade Statistics as of July 2003.

Annual Worldwide Semiconductor Industry Sales(1)

	Historical						Projected	CAGR(2)
	1998	1999	2000	2001	2002	2003 YTD	2003E	2001-2003E
						(July)
	(Dollars in billions)
Logic	$67.0	$75.9	$97.2	$70.4	$69.6	$42.4	$77.0	4.5%
Analog	19.1	22.1	30.5	23.2	23.9	14.6	26.6	7.1
Memory	23.0	32.3	49.2	24.9	27.0	16.1	30.8	11.3
Discrete	16.5	19.2	27.4	20.5	20.2	13.2	23.6	7.4

Total	$125.6	$149.4	$204.4	$139.0	$140.7	$86.3	$158.0	6.6%

(1)	Due to rounding, some totals are not arithmetically correct sums of their component figures.
(2)	Compound annual growth rate.

Our Market

Our market includes power and data management semiconductors and standard semiconductor components. These products fall into the industry product categories defined as discrete, analog and standard logic semiconductors, and they provide power control, power protection and interfacing functions. Electronic systems, such as computers, cellular phones, DVD recorders and game consoles, rely on a combination of discrete, analog, logic, microprocessor and memory devices. In such a system, microprocessors and memory devices collectively operate as the “brains” of the system, and rely on discrete, analog and standard logic devices for usable electrical power and protection and to interface both between components within a system and with external power and signal sources. Despite the prominent role high-end microprocessors and memory products play in leading-edge computers and consumer electronic products, semiconductor components accounted for approximately 74% of total semiconductor unit volume and 15% of semiconductor industry revenues in 2002, and most consumer electronic products use a variety of these semiconductor components.

Power Control and Protection Functions.    Power control and protection is essential to virtually all electronic systems. Before sensitive electronic systems and semiconductors can use the “raw” electricity provided by external power sources, this electricity must be efficiently converted to a usable and regulated input. By the same token, these electronic systems must be able to control higher power outputs, such as when an automotive control box instructs a spark plug to fire or a starter engine to engage. Within an electronic system, the characteristics of this output must be further modified and regulated to meet the requirements of the different components within the system, and sensitive components must be protected from the output of other higher power components. Intelligent power control is also critical to meet consumer demands for long battery lives on increasingly complex and power hungry portable electronic devices. Power control is provided by discrete and analog products.

Interface Functions.    In order for components within an electronic system to interact with each other and with the outside world, non-electronic inputs must be converted to and from an electronic format and electronic signals generated by individual integrated circuits within a system must be interconnected and routed to other integrated circuits. Although complex integrated circuits, such as microprocessors, ultimately consist of sophisticated architectures of thousands or millions of interfacing functions, these complex integrated circuits still rely on single-purpose components for a number of functions. First, although many of these discrete products provide simple logic functions of the type that could be integrated into a single chip, in many cases it is more cost-effective to continue to use discrete products combined with standard processors or memory devices rather than designing a custom chip. Second, even when application specific or other new integrated circuits are designed, the complexity of the design process and demanding time-to-market pressures means these designs are rarely perfect, and discrete devices continue to be used to fix these imperfections. Finally, there are a number of applications, such as high-speed networking devices, that require high power/high performance discrete interface functions that cannot be efficiently integrated into a single chip. Interface functions are provided by standard logic products that provide simple digital logic functions in which electronic signals are treated as either “one” or “zero” and by analog products that amplify or otherwise modify non-digital signals.

Discrete, Analog and Standard Logic Products.    Although we categorize our products as power and data management semiconductors and standard semiconductor components, industry classifications are typically based on the product family on which specific semiconductors are based. Our market includes discrete, analog and standard logic semiconductors. The following table sets forth total industry revenues, as well as 2003 estimates from the World Semiconductor Trade Statistics as of July 2003 for the product families in which we participate:

Worldwide Semiconductor Sales in Our Total Addressable Market(1)

	Historical						Projected	CAGR(2)
	1998	1999	2000	2001	2002	2003 YTD	2003E	2001-2003E
						(July)
	(Dollars in billions)
Discrete(3)	$9.1	$10.2	$12.9	$9.1	$9.3	$5.7	$10.2	6.1%
Analog(4)	7.0	8.4	12.1	9.0	9.6	6.2	11.3	11.9
Standard logic(5)	2.1	2.4	3.2	1.7	1.4	0.8	1.4	(9.6)

Total	$18.2	$21.0	$28.2	$19.8	$20.3	$12.8	$22.9	7.5%

(1)	Due to rounding, some totals are not arithmetically correct sums of their component figures.
(2)	Compound annual growth rate.
(3)	Includes the following specific World Semiconductor Trade Statistics product categories: discrete products (all discrete semiconductors other than sensors, RF and microwave power transistors/modules, RF and microwave diodes, RF and microwave SS transistors, power FET modules, IGBT modules and optoelectronics).
(4)	Includes the following specific World Semiconductor Trade Statistics product categories: analog products (amplifiers, voltage regulators and references, comparators, ASSP automotive and ASSP industrial and others).
(5)	Includes the following specific World Semiconductor Trade Statistics product categories: standard logic products (MOS general purpose logic only).

BUSINESS

Business Overview

We are a global supplier of power and data management semiconductors and standard semiconductor components. We design, manufacture and market an extensive portfolio of semiconductor components that addresses the design needs of sophisticated electronic systems and products. Our power management semiconductor components distribute and monitor the supply of power to the different elements within a wide variety of electronic devices. Our data management semiconductor components provide high-performance clock management and data flow management for precision computing and communications systems. Our standard semiconductor components serve as “building block” components within virtually all electronic devices.

We serve a broad base of end-user markets, including computing and networking, automotive electronics, consumer electronics, industrial electronics and wireless communications. Applications for our products in these markets include portable electronics, computers, game stations, servers, automotive and industrial automation control systems, routers, switches, storage-area networks and automated test equipment.

We have four main product lines: power management and standard analog devices, metal oxide semiconductor (MOS) power devices, high frequency clock and data management devices and standard components. Our extensive portfolio of devices enables us to offer advanced integrated circuits and “building block” components that deliver system level functionality and design solutions. Our product portfolio currently comprises approximately 15,000 products and we shipped approximately 21.1 billion units in 2002 and we shipped approximately 12.0 billion units in the first six months of 2003. We specialize in micro packages, which offer increased performance characteristics while reducing the critical board space inside today’s ever shrinking electronic devices. We believe that our ability to offer a broad range of products provides our customers with single source purchasing on a cost-effective and timely basis.

We have approximately 200 direct customers worldwide, and we also service approximately 300 significant original equipment manufacturers indirectly through our distributor and electronic manufacturing service provider customers. Our direct and indirect customers include: (1) leading original equipment manufacturers in a broad variety of industries, such as Alcatel, DaimlerChrysler, Delphi, Delta Electronics, Intel, Motorola, Nokia, Siemens, Sony and Visteon; (2) electronic manufacturing service providers, such as Flextronics, Sanmina-SCI and Solectron; and (3) global distributors, such as Arrow, Avnet and Future Electronics.

We have design operations in Arizona, Rhode Island, Texas, China, Hong Kong, the Czech Republic and France, and we operate manufacturing facilities in Arizona, Rhode Island, China, the Czech Republic, Japan, Malaysia, the Philippines and Slovakia.

Competitive Strengths

We believe our core strengths are the following:

Leading Market Position.    We are one of the largest independent suppliers of power and data management semiconductors in the world, and we produce a broad range of standard semiconductor components. In 2002 and the first six months of 2003, we had a market share of approximately 5% in our total addressable market. Our total addressable market, consisting of discrete, analog and standard logic semiconductors, comprised approximately $20.3 billion and $11.0 billion in sales in 2002 and the first six months of 2003, respectively. We believe that the combination of our broad product portfolio, high level of customer service, world class quality and technological expertise has enabled us to enter into and maintain long-term relationships with leading original equipment manufacturers, electronic manufacturing service providers and global distributors. See “—Customers.”

Extensive Product Portfolio Targeting Diverse End Markets.    We offer our customers one of the largest and most diverse product offerings for power and data management semiconductors and standard semiconductor components. Our product portfolio consists of approximately 15,000 products, and we shipped approximately 21.1 billion units in 2002 and approximately 12.0 billion units in the first six months of 2003. Our products have long life cycles, which average 15 years. Additionally, our products are targeted at diverse end markets, including wireless communications, consumer electronics, automotive and industrial electronics and networking and computing. Our ability to provide customers with multiple products across multiple applications serves a growing requirement among our end users for a single source of supply.

Broad Customer Base.    We have a broad and diverse direct and indirect customer base that includes leading original equipment manufacturers such as Alcatel, DaimlerChrysler, Delphi, Delta Electronics, Intel, Motorola, Nokia, Siemens, Sony and Visteon. We also serve top tier electronic manufacturing service providers such as Flextronics, FoxConn, Sanmina-SCI and Solectron and global distributors, such as Arrow, Avnet and Future Electronics. Overall, we serve approximately 200 direct customers, and products incorporating our components are ultimately purchased by end-users in a large number of markets. We are less dependent on either specific customers or specific end-use applications than many manufacturers of more specialized and complex integrated circuits.

Superior Customer Service.    High quality customer service is an essential element of our business. Our focused, dedicated and experienced sales and marketing organization consists of approximately 400 professionals as of July 4, 2003. Our direct sales personnel are supported by approximately 250 sales representatives as of August     , 2003. We meet our customers’ demands for reliable delivery and quick responses to inquiries and orders through efficient communication and inventory management, making extensive use of electronic data interchange functions for order and payment processing, just-in-time delivery facilities and internet-based communications. As a result of meeting the demands of our broad customer base, we received a number of supplier of the year awards from customers in the United States, Europe and Asia. Over the past three years, we have received such awards from Bosch, Celestica, Flextronics, Jabil, Motorola, Philips, Samsung, Siemens, Solectron, Sony, Stack and Visteon. We have long-standing relationships with our customers, having served 45 of our 50 largest customers for more than 5 years.

Low Cost Production.    Since the fourth quarter of 2000, we have been implementing a profitability enhancement program to improve our cost structure. As a result of the elements of this program that we started in June 2001, and completed in the fourth quarter of 2002, we achieved $365 million of annualized cost savings, based on a comparison of our cost structure during the first quarter of 2001 to our cost structure during the third quarter of 2002. In addition, as a result of additional cost cutting commenced in the fourth quarter of 2002, which is scheduled to be completed by the end of 2003, we expect to achieve an estimated $80 million of cost savings in 2003, as compared to our cost structure during the third quarter of 2002. Based on a comparison of our cost structure during the third quarter of 2002 and our cost structure during the fourth quarter of 2003, we also expect to achieve an estimated $119 million of annual costs savings beginning in 2004. As of July 4, 2003, actual savings in 2003 for the plan were approximately $38 million and we are on track to achieve our targeted savings of $80 million by the end of 2003. These savings are a result of our manufacturing rationalization plan, reductions in non-manufacturing personnel and other cost controls. Our manufacturing rationalization plan included movement of our manufacturing operations from high cost regions in North America to lower cost regions in Asia and Central Europe. As a result, approximately 78% of our cost of goods sold in the second quarter of 2003 related to our manufacturing operations outside of North America. As a result of our profitability enhancement program, we expect to rank among the industry’s lowest cost manufacturers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Profitability Enhancement Programs.”

New Product Innovation.    As a result of the success of our research and development initiatives, we introduced 176 new products in 2002 and 174 new products in the first six months of 2003. The primary emphasis of our new product development efforts is on power management and high frequency clock and data management solutions, which are the highest margin and fastest potential growth product families within our portfolio. We believe these product families have significant growth potential from current levels. The portion of our revenue attributable to new products has increased over the last three calendar years and increased in the first six months of 2003, as compared to the first six months of 2002, even though our overall revenue has declined over this period. We define new product revenue as revenue from the sale of products that we have introduced in the three years prior to and during the period measured.

Experienced Management Team.    Our management team is led by Keith Jackson, President and Chief Executive Officer, who has more than 20 years of industry experience. Mr. Jackson was Executive Vice President and General Manager of the Analog-Mixed Signal division of Fairchild Semiconductor Corporation and, more recently, was selected to head Fairchild’s Integrated Circuits Group until he assumed his current role at ON Semiconductor in November 2002. In March 2003, the Company hired Donald Colvin, who has over 26 years of experience in the management of finance and accounting operations for global semiconductor companies, to serve as Chief Financial Officer. Mr. Colvin came to ON Semiconductor from Atmel Corporation, a manufacturer of advanced semiconductors, where he served as Vice President of Finance and Chief Financial Officer since 1998. Our CEO and CFO join a strong management team that includes Dr. William George, our Senior Vice President, Operations, and William Bradford, our Senior Vice President of Sales and Marketing. Dr. George has worked in the semiconductor industry for over 35 years, including 3 years as COO of Sematech, and Mr. Bradford has worked in the semiconductor industry for over 17 years. The 8 members of our senior management team have an average of 22 years of industry experience.

Business Strategy

Our objective is to build upon our position as a global supplier of power and data management semiconductors and standard semiconductor components. The principal elements of our business strategy are described below.

Intense Focus on our Customers.    We believe that we are well positioned to increase our revenues and market share and to improve our operating results by focusing on the needs of our customers through the following initiatives:

•	maintain and refine our broad portfolio of products so that we can capitalize on industry trends and continue to offer our customers a single source of supply for virtually all their component needs;

•	continue to develop leading edge customer support services, such as a full range of internet services that provide advanced search capabilities, device specifications, design engineering capabilities and order entry, to enable us to further reduce our response time to customer inquiries and orders; and

•	reduce design cycle time in order to quickly bring new products to customers to meet their changing needs.

Improvement in our Manufacturing Efficiency.    We intend to build on our successful cost reduction initiatives to date by continuing to lower our production costs and by increasing our manufacturing efficiency. By continuing to focus on reducing costs, we seek to achieve gross margins as a percentage of revenue at levels higher than those of our closest competitors. While trying to achieve our objectives of improved manufacturing efficiency, we are sensitive to maintaining our manufacturing flexibility to accommodate a possible increase in demand for our products. Some of our key initiatives include:

•	significantly increase our die manufacturing capacity in a cost-effective manner by continuing to move production from 4” to 6” wafers and increasing the number of die per square inch;

•	reduce further the number of new product platforms and process flows to continue to allow us to introduce new products in a more cost-effective manner and increase manufacturing efficiency; and

•	continue to manage our existing portfolio of products aggressively in order to focus our production on profitable product lines while continuing to meet our customers’ needs for a broad selection of component products.

Promote Efficient New Product Development.    Since our initial public offering of common stock in May 2000, we have introduced over 1,000 new products. We are currently targeting approximately 80% of our overall research and development investments towards power management and high frequency clock and data management products. We intend to continue to enhance our current portfolio of products through the following strategies:

•	reduce the number of research and development projects we pursue in order to make our product development efforts more efficient;

•	concentrate on the development of power management and high frequency clock and data management solutions; and

•	focus on target applications in automotive, computing, wireless and power supplies to provide more of a system solution for our key customers.

Focus on Cash Flow Generation.    Since the fourth quarter of 2000, we have been implementing a profitability enhancement program to improve our cost structure. By reducing our costs, we seek to lower the break-even level of revenues required to generate cash flow from operations. While we reduce costs, we continue to focus on growing our business through key research and development projects and focused capital expenditures that complement our manufacturing capability.

Improve our Capital Structure.    We are committed to reducing our total debt and financial leverage in order to improve our financial performance. We will reduce our debt and reduce our interest expense as a result of this offering. As a result of refinancings that we completed in May 2002 and March 2003, we have extended a portion of our debt maturities, and, as a result of this offering and a new term loan borrowing in connection with this offering, we will further extend a portion of our debt maturities. In the future, if market conditions permit, we intend to further reduce our overall debt balance through a combination of cash from operations as well as additional financing initiatives.

Products and Technology

The following table provides information regarding our primary product lines:

	Power Management and Standard Analog	MOS Power Devices	High Frequency Clock and Data Management	Standard Components
Approximate total revenues(1)
First six months of 2003	$165 million	$68 million	$41 million	$252 million
2002	$363 million	$139 million	$72 million	$520 million
2001	$365 million	$147 million	$118 million	$593 million
2000	$497 million	$212 million	$296 million	$963 million

Primary product function	Power control and regulation in portable and high-power applications.	Power conditioning and switching in a broad range of applications.	Interfacing and synchronizing functions, such as interconnecting and routing (moving) electronic signals within electronic systems.	Power control, interface, and data protection in a broad range of products.

Sample applications	Intelligent power management and battery protection in portable applications, desktop computers and automotive electronics.	Power management for computers, automobiles, servers, and battery protection in portable applications.	Fast routing of signals used in communication and networking switches, high-end servers, high- performance workstations, storage networks and precision measurement test systems.	Power management and interface elements for computer, consumer and portable equipment and automotive control systems.

Types of product	Amplifiers, comparators, voltage regulators and references, AC-DC/ DC-DC converters.	Ignition insulated gate bipolar transistors (IGBT’s), power MOS field effect transistors (MOSFET’s).	Clock distribution, drivers/receivers, multiplexers, phase detectors, prescalers.	MicroIntegrationTM, MiniGateTM logic, small signal transistors, zeners, rectifiers, standard logic integrated circuits, bipolar power transistors and thyristors.

Representative original equipment manufacturer customers and end users	Alcatel Delphi Delta Intel Motorola Nokia Philips Siemens Sony Visteon	Delphi Ericsson Hewlett-Packard IBM Intel Microsoft Motorola Seagate Sony Visteon	Alcatel Cisco Systems Ericsson Fujitsu Hewlett-Packard Lucent Technologies Motorola Nokia Nortel Networks Siemens	DaimlerChrysler Delphi Delta Intel Motorola Nokia Philips Siemens Sony Visteon

(1)	2000 total revenues are pro forma to reflect the change in the accounting method for revenue recognition on shipments to distributors, which was effective January 1, 2001. (See Note 4 “Accounting Changes” of the notes to our audited consolidated financial statements for a discussion of the change in accounting method and see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” for a comparison of revenues on an actual and pro forma basis, each of which is included elsewhere in this prospectus supplement).

Power Management and Standard Analog.    One of the fastest growing segments within the analog market is power management. We are one of the largest suppliers of power management analog products. We have a complete power management portfolio in the six major product categories, which include DC/DC converters,

AC/DC converters, linear regulators, pulse width modulation (PWM)/power factor modulation (PFM) controllers, power factor controller (PFC) pre-regulators and battery charging/management integrated circuits. Our products are engineered and manufactured to meet the power management needs of high- performance applications in the wireless, automotive and computing markets. Specifically in the computing market, we design controllers that meet the power requirements for today’s advanced microprocessors.

MOS Power.    We are a global supplier of power devices and ignition insulated gate bipolar transistors (IGBT’s). We have a complete power management portfolio of devices ranging from 12V up to 250V. Our products are engineered and manufactured to meet the power management needs of high-performance applications in the wireless, automotive and computing markets. We are advancing our portfolio to include multi function IC’s and multi chip modules for the automotive and computing markets.

High Frequency Clock and Data Management.    Our high frequency clock and data management products consist primarily of high margin emitter-coupled logic products. We are the market leader in this area with a market share in excess of 75%. We design and deliver application-specific integrated circuits using advanced technologies that address the high-performance needs of networking infrastructure, advanced test equipment and high end computing. Our extensive clock and data management portfolio, led by our GigaComm family, is designed into state-of-the-art systems such as communication and networking switches, high-end servers, high-performance work stations, storage networks and precision measurement test systems. We enable application specific designs for today’s advanced networks, including Asynchronous Transfer Mode (ATM), Enterprise Networks, Storage Area Networks (SAN) and Internet Protocol (IP) applications.

Standard Components.    We are a global supplier of standard semiconductors. We have special competencies in manufacturing surface mount packages. Our broad product line includes MicroIntegration(TM), MiniGate(TM) logic, small signal transistors and diodes, zeners, rectifiers, standard logic integrated circuits, bipolar power transistors and thyristors. Standard components are essential in substantially all modern pieces of electronic equipment, including computers, printers, wireless communication devices, DVD and MP3 players, video game consoles, and automotive navigation systems.

Customers

We have been doing business with 45 of our 50 largest customers for more than five years. These agreements normally are renewable every twelve months and contain certain terms and conditions with respect to payment, delivery, warranty and supply. These agreements do not require minimum purchase commitments. Our customers include original equipment manufacturers, electronic manufacturing service providers and distributors. Our products are ultimately purchased by end users for use in a variety of markets, including networking and computing, wireless communications, consumer electronics, automotive electronics and industrial electronics. Sales to Arrow, Avnet and Motorola accounted for approximately 11%, 11% and 7%, respectively, of our total revenue during the first six months of 2003, 8%, 10% and 8%, respectively, of our total revenue during 2002, and 8%, 9% and 8%, respectively, during 2001.

We generally warrant that products sold to our customers will, at the time of shipment, be free from defects in workmanship and materials and conform to our approved specifications. Subject to certain exceptions, our standard warranty extends for a period that is the greater of (1) three years from the date of shipment or (2) the period of time specified in the customer’s standard warranty (provided that the customer’s standard warranty is stated in writing and extended to purchasers at no additional charge). Warranty expense to date has been minimal. Generally, our customers may cancel orders 30 days prior to shipment without incurring a significant penalty. For additional information regarding agreements with our customers, see “Backlog” below.

In the first quarter of 2003, we revised our analysis of revenues by end market in order to present a more refined view of revenues by such markets as compared to those previously disclosed. The following table sets forth our principal end-user markets, the estimated percentage (based in part on information provided by our distributors and electronic manufacturing service providers) of our total shipments to each end-user market during the first six months of 2003, sample applications for our products and representative original equipment manufacturer customers and end users.

End Markets for Our Products

	Computing and Networking	Automotive Electronics	Consumer Electronics	Industrial	Wireless Communications
Approximate percentage of our shipments during the first six months of 2003	30%	26%	17%	16%	11%

Sample applications

•   Routers and switches

•   Fiber optic networking products

•   Automatic test equipment

•   Cellular base stations and infrastructure

•   Computer monitors

•   Disk drives

•   Ethernet cards and other network controllers

•   High speed modems (cable, xDSL and ISDN)

•   PBX telephone systems

•   PC motherboards

•   Network controllers

• 4 wheel drive controllers

•   Airbags

•   Antilock braking systems

•   Automatic door locks and windows

•   Automatic transmissions

•   Automotive entertainment systems

•   Engine management and ignition systems

•   Fuel injection systems

•   GPS and other navigation systems

•   DVD players, cable decoders, set-top boxes and satellite receivers

•   Home security systems

•   Photocopiers

•   Scanners

•   Small household appliances

•   Smartcards

•   TVs, VCRs and other audio-visual equipment

•   Industrial automation and control systems

•   Lamp ballasts (power systems for fluorescent lights)

•   Large household appliances

•   Electric motor controllers

•   Power supplies for manufacturing equipment

•   Surge protectors

•   Thermostats for industrial and consumer applications

• Cellular phones (analog and digital) • Pagers • Wireless modems and wireless local area networks

Representative original equipment manufacturer customers and end users	ACER	BMW	Agilent	Astec	Alcatel
	Alcatel	Bosch	Hewlett-Packard	Delta Electronics	Ericsson
	Cisco	Daimler Chrysler	Philips	Eaton	Motorola
	Compaq	Delphi	Sony	Emerson Electric	NEC
	Ericsson	TRW	Timex	Honeywell	Nokia
	Fujitsu	Valeo	Toshiba	HR Electronics	Philips
	Intel	Visteon		Magnatek	Samsung
	Italtel			Marconi
Lucent
Motorola
NEC
Nortel
Palm
Seagate
Siemens
Tektronix
Teradyne

Original Equipment Manufacturers.    Direct shipments to original equipment manufacturers accounted for approximately 45% of our total shipments in the first six months of 2003 and approximately 48% in 2002. These customers include a variety of companies in the electronics industry such as Alcatel, Hewlett-Packard, Intel, Motorola, Nokia, Philips, Siemens and Sony, and in the automotive industry such as DaimlerChrysler, Delphi, TRW and Visteon. We focus on three types of original equipment manufacturers: multi-nationals, selected regional accounts and target market customers. Large multi-nationals and selected regional accounts, which are significant in specific markets, are our core original equipment manufacturer customers. The target market customers in the communications, power management and standard analog and the high frequency clock and data management markets are original equipment manufacturers that are on the leading edge of specific technologies and provide direction for technology and new product development. Generally, our original equipment manufacturer customers do not have the right to return our products other than pursuant to the provisions of our standard warranty.

Distributors.    Sales to distributors accounted for approximately 45% of our total revenues in the first six months of 2003 and approximately 41% in 2002. Our distributors, which include Arrow, Avnet, All American, Eliteron and Future, resell to mid-sized and smaller original equipment manufacturers and to electronic manufacturing service providers and other companies. Sales to distributors are typically made pursuant to agreements that provide return rights with respect to discontinued or slow-moving products. Under certain agreements, distributors are allowed to return any product that we have removed from our price book or that is more than four years older than the manufacturing code date. In addition, agreements with our distributors typically contain standard stock rotation provisions permitting limited levels of product returns. However, since we defer recognition of revenue and gross profit on sales to distributors until the distributor resells the product, sales returns have minimal impact on our profits.

Electronic Manufacturing Service Providers.    Direct sales to electronic manufacturing service providers accounted for approximately 10% of our total revenues in the first six months of 2003 and approximately 11% in 2002. Our largest electronic manufacturing service customers are Flextronics, Sanmina-SCI and Solectron. These customers are manufacturers who typically provide contract manufacturing services for original equipment manufacturers. Originally, these companies were involved primarily in the assembly of printed circuit boards, but they now typically provide design, supply management and manufacturing solutions as well. Many original equipment manufacturers now outsource a large part of their manufacturing to electronic manufacturing service providers in order to focus on their core competencies. We are pursuing a number of strategies to penetrate this increasingly important marketplace.

Manufacturing Operations

We operate our manufacturing facilities either directly or through a joint venture. Four of these are front-end wafer facilities located in Japan, Slovakia and the United States; two are back-end assembly and test facilities located in China and the Philippines; and two are integrated front-end and back-end facilities located in Malaysia and the Czech Republic. In addition to these manufacturing and assembly operations, our Terosil facility in Roznov, Czech Republic, manufactures raw wafers that are used by a number of our facilities. During 2001, we made the decision to shut down our integrated facility in Guadalajara, Mexico and transfer the front-end and back-end manufacturing to other owned and contracted locations. Accordingly, the Guadalajara, Mexico facility ceased operations in the second quarter of 2002, and the sale of such facility was completed in the third quarter of 2003. Also during 2001, the back-end only manufacturing operation that was part of the integrated manufacturing operation at Site-2 in Seremban, Malaysia was shutdown and the related production transferred to our joint venture in Leshan, China. Front-end manufacturing remains unchanged at Site-2 and the existing back-end manufacturing remains unchanged at Site-1, also in Seremban, Malaysia. We also use third-party contract manufacturers. Our agreements with these contract manufacturers typically require us to forecast product needs and commit to purchase services consistent with these forecasts. In some cases, longer-term commitments are required in the early stages of the relationship.

The table below sets forth information with respect to the manufacturing facilities we operate either directly or through our joint venture, as well as the products produced at these facilities. The sizes of the locations represent the approximate gross square feet of each site’s building and include, among other things, manufacturing, laboratory, warehousing, office, utility, support and unused areas.

Location	Products	Building Size (sq. ft.)
Integrated Facilities:
Roznov, Czech Republic (Tesla)	Power Management and Standard Analog	430,000
Front-end Facilities:
Phoenix, Arizona	High Frequency Clock and Data Management—Standard Components	1,600,000
Aizu, Japan	MOS Power—Power Management and Standard Analog—Standard Components	291,000
Piestany, Slovakia	Standard Components—MOS Power Devices	915,000
East Greenwich, Rhode Island	Power Management and Standard Analog	209,000
Seremban, Malaysia (Site-2)	Standard Components	102,000
Back-end Facilities:
Leshan, China (Leshan joint venture)	Standard Components	264,000
Seremban, Malaysia (Site-1)	MOS Power Devices—Power Management and Standard Analog—Standard Components	281,000
Carmona, Philippines	High Frequency Clock and Data	192,000
	Management—Power Management and Standard Analog—Standard Components
Other Facilities:
Roznov, Czech Republic (Terosil)	Raw wafers	200,000

We entered into an agreement with Motorola to continue to provide manufacturing services to each other for limited periods of time following our recapitalization. We negotiated fixed prices with Motorola for the services covered by these agreements to approximate each party’s cost of providing the services. For the first six months of 2003 and for the years ended 2002, 2001 and 2000, Motorola purchased $0.6 million, $1.4 million, $8.2 million and $61.7 million, respectively, of manufacturing services from us with no minimum purchase commitments going forward at this time. These purchases are classified as revenues in our financial statements. We paid $3.9 million, $13.8 million, $86.1 million and $162.3 million for manufacturing services from Motorola in the first six months of 2003 and in the years ended 2002, 2001 and 2000, respectively, fulfilling our minimum commitments to purchase manufacturing services from Motorola during such periods. Pursuant to a new agreement with Motorola, we have committed to purchase approximately $1.0 million of manufacturing services from Motorola in 2003.

In the Czech Republic, we operate two majority-owned subsidiaries, Tesla and Terosil. These subsidiaries are publicly traded Czech companies in which we directly own 81.6% and 75.6% equity interests as of December 31, 2002, respectively. Tesla operates an integrated front-end manufacturing and back-end assembly facility while Terosil manufactures raw wafers that are used by a number of our facilities. We purchased 95%, 88% and 77% of the total output of Terosil in 2002, 2001 and 2000, respectively, and purchased the entire output of Tesla for all three years. In 2001, we entered into new seven-year agreements with Terosil and Tesla where we provide both subsidiaries with forecasted needs on a quarterly basis with minimum commitments limited to our forecasted demand within thirty days from the start of production.

In Leshan, China, we operate a back-end manufacturing facility, Leshan-Phoenix Semiconductor Company Limited (“Leshan”). We own a majority of the outstanding equity interests of the Leshan joint venture. Pursuant to the joint venture agreement, requests for production capacity are made to the board of directors of Leshan by each shareholder of the joint venture. These requests represent a purchase commitment by the respective shareholders of the Leshan joint venture; provided, however, that the shareholder may elect to pay the cost associated with the unused capacity (which is generally equal to the fixed cost of the capacity), in lieu of the commitment. We committed to purchase 85%, 81% and 86% of Leshan’s production capacity in 2002, 2001 and 2000, respectively, and are currently committed to purchase 82% of Leshan’s expected production capacity in 2003. In 2002, 2001 and 2000, respectively, we purchased 76%, 43% and 91% of Leshan’s production capacity.

We provide forecasted needs to Leshan on a periodic basis, an approximate six-month cycle, which are used to establish pricing over the forecasted period, and, as described above, we are responsible for underutilized capacity cost due to variations from our forecasted needs. As part of our manufacturing agreements with Leshan, we supply this joint venture with die used in the production process. Sales of die to Leshan are not recorded as revenue due to the related party nature of the transactions.

The Leshan joint venture is one of our lowest cost providers and we anticipate any future expansion plans will include this facility, including the previously announced start of construction in August 2002 of a 6-inch wafer fabrication facility at Leshan. In June 2002, we obtained approval from the Chinese government for the Leshan joint venture to invest up to $231 million for semiconductor operations, which is in addition to the $278 million originally approved.

Our manufacturing processes use many raw materials, including silicon wafers, copper lead frames, mold compound, ceramic packages and various chemicals and gases. We have no material agreements with any of our suppliers that impose minimum or continuing supply obligations and we obtain our raw materials and supplies from a large number of sources on a just-in-time basis. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we believe that supplies of the raw materials we use are currently and will continue to be available, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

We also use third-party contractors for some of our manufacturing activities, primarily for wafer fabrication and the assembly and testing of final goods. These contract manufacturers, including AIT, Amkor, ASAT, ASE, Chartered, Hynix, Liteon, Motorola, Phenitec and PSI, accounted for approximately 23%, 29% and 37% of our cost of sales in 2002, 2001 and 2000, respectively. These reductions in the use of third-party contractors were part of our efforts to improve internal capacity utilization under our manufacturing rationalization plan.

Sales, Marketing and Distribution

As of July 4, 2003, our global sales and marketing organization consists of approximately 400 professionals operating out of approximately 47 offices and serving customers in 37 countries. We support our customers through logistics organizations and just-in-time warehouses. Global and regional distribution channels further support our customers’ needs for quick response and service. We offer efficient, cost-effective internet-based applications support from our design centers in the Czech Republic, China and the United States. Through on-line connectivity, applications developed in one region of the world are now instantaneously available to all other regions. Pursuant to our restructuring programs, we have downsized our sales force by approximately 240 employees, closed over 20 of our sales offices and, in some regions, converted sales personnel to sales representatives. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 5 “Restructuring, Asset Impairments and Other Charges” of the notes to our unaudited interim consolidated financial statements, in each case as included elsewhere in this prospectus supplement). In addition, we have centralized and relocated our order entry functions to low cost locations. As a result of additional cost cutting measures announced in the fourth quarter of 2002, we expect further downsizing.

Motorola agreed to provide us with worldwide shipping and freight services for a period of up to three years following our 1999 recapitalization. This resulted in better prices than we could obtain from third parties. Cost increases resulting from the termination of the shipping and freight service agreement in July 2002 were estimated to be approximately $11 million in 2002 as compared to 2001.

Patents, Trademarks, Copyrights and Other Intellectual Property Rights

We market our products under our registered trademark ON Semiconductor(R) and our ON logo. We own rights to a number of patents, trademarks, copyrights, trade secrets, and other intellectual property directly related to and important to our business. In connection with our recapitalization, Motorola assigned, licensed, or sublicensed, as the case may be, to us certain intellectual property to support and continue the operation of our business. As of August 25, 2003, we had approximately 460 U.S. and foreign patents and approximately 185 patent applications pending worldwide. Our patents have expiration dates ranging from 2003 to 2021. None of our patents that expire in the near future materially affect our business. Additionally, we hold more than 215 U.S. and foreign trademarks and applications. Our policy is to protect our products and processes by asserting our intellectual property rights where appropriate and prudent and by obtaining patents, copyrights and other intellectual property rights used in connection with our business when practicable and appropriate.

Under an intellectual property agreement that we entered into with Motorola as part of our recapitalization, Motorola assigned approximately 295 U.S. patents and patent applications, approximately 292 foreign patents and patent applications, rights to over 50 trademarks (not including the Motorola name) previously used in connection with our products, rights in know-how relating to at least 39 semiconductor fabrication processes and rights in specified copyrightable materials. In addition, Motorola licensed on a non-exclusive, royalty-free basis other patent, trademark, copyright and know-how rights used in connection with our then existing products and products contemplated in our long-range plans. We have perpetual, royalty-free, worldwide rights under Motorola’s patent portfolio and other intellectual property, existing as of the date of our recapitalization or created in the five years thereafter (the five-year period existing only with respect to patents), as necessary to manufacture, market, and sell our then existing and long range plan product lines. Additionally, Motorola provided us with a limited indemnity umbrella to protect us from certain infringement claims by third parties who had granted Motorola licenses as of the date of our recapitalization, which will assist us in developing our own patent position and licensing program. We believe that we have the right to use all Motorola-owned technology used in connection with the products we currently offer.

Seasonality

Historically, our revenues have been affected by the seasonal trends of the semiconductor and related industries. As a result of these trends, we typically experienced sales increases in the first two quarters of the year and relatively flat sales levels in the third and fourth quarters. However, over the past three years, various events have disrupted this pattern. In the fourth quarter of 2000, and throughout 2001, revenues declined due to slowing demand in the semiconductor market and the general economic decline. In 2002 and the first six months of 2003, revenues were relatively flat. At this time, it is unclear when the semiconductor industry is going to return to its seasonal trends.

Backlog

Our trade sales are made primarily pursuant to standard purchase orders that are booked as far as 26 weeks in advance of delivery. Generally, prices and quantities are fixed at the time of booking. Backlog as of a given date consists of existing orders and our estimates of orders based on customer forecasts, in each case scheduled to be shipped over the 13-week period following such date. Backlog is influenced by several factors including market demand, pricing and customer order patterns in reaction to product lead times. During 2002, our backlog at the beginning of each quarter represented between 74% and 87% of actual revenues during such quarter. Our backlog was $201.9 million as of July 4, 2003.

In the semiconductor industry, backlog quantities and shipment schedules under outstanding purchase orders are frequently revised to reflect changes in customer needs. Agreements calling for the sale of specific quantities are either contractually subject to quantity revisions or, as a matter of industry practice, are often not enforced. Therefore, a significant portion of our order backlog may be cancelable. For these reasons, the amount of backlog as of any particular date may not be an accurate indicator of future results.

We sell products to key customers pursuant to contracts that are typically annual fixed-price agreements subject, in some cases, to quarterly negotiations. These contracts allow us to schedule production capacity in advance and allow the customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required to produce ordered product. However, these contracts are typically amended to reflect changes in customer demands and periodic price renegotiations.

Competition

The semiconductor industry, particularly the market for general-purpose semiconductor products like ours, is highly competitive. Although only a few companies compete with us in all of our product lines, we face significant competition within each of our product lines from major international semiconductor companies, as well as smaller companies focused on specific market niches. Because our components are often building block semiconductors that in some cases can be integrated into more complex integrated circuits, we also face competition from manufacturers of integrated circuits, application-specific integrated circuits and fully customized integrated circuits, as well as customers who develop their own integrated circuit products. (See “Risk Factors—Competition in our industry could prevent us from maintaining our revenues and from raising prices to offset increases in costs” elsewhere in this prospectus supplement.)

We compete with respect to power management and standard analog products, standard components, MOS power devices and high frequency clock and data management products in the following manner:

Power Management and Standard Analog Product Line.    The principal methods of competition in this product line are new product innovation, technical performance, quality, service and price. Our competitive strengths in this product line are our strong technology and design resources, our industry recognition in applications, such as automotive, and our market share in this segment. Our significant competitors in this market include Texas Instruments, ST Microelectronics, Linear Technology, National Semiconductor and Fairchild Semiconductor. Several of these competitors are larger in scale and size, have substantially greater financial and other resources than we have with which to pursue development, engineering, manufacturing, marketing and distribution of their products and are better able to withstand adverse economic or market conditions. Our weak presence in the Japanese market presents a competitive challenge to us as it reduces our revenue stream and market share.

Standard Components Product Line.    The principal methods of competition in this product line are price, technical performance, quality and service. Our competitive strengths in this product line are the breadth of our portfolio, our low cost manufacturing capability, our global market presence and our ability to service broad application market segments. The strong acceptance of ON’s MicroIntegration(TM) capability (with ability to integrate both active and passive components in multi-chip or monolithic approaches) into various applications in our existing markets is an additional competitive strength in this product line. Our significant competitors in this market include Fairchild Semiconductor, Philips, Rohm, ST Microelectronics, Texas Instruments and Toshiba. Many of these competitors are larger in scale and size, have substantially greater financial and other resources than we have with which to pursue development, engineering, manufacturing, marketing and distribution of their products and are better able to withstand adverse economic or market conditions. Our weak presence in the Japanese market presents a competitive challenge to us as it reduces our revenue stream and market share. Due to the high commodity nature of the standard component market, these products have a higher susceptibility to downward price pressure in market downturns.

MOS Power Devices Product Line.    The principal methods of competition in this product line are new product innovation, technical performance, price, quality and service. Our competitive strengths in this product line are our strong presence in areas such as IGBT’s and low voltage planar technology, our broad product offering and our low cost manufacturing capability. Our significant competitors in this market include Fairchild, International Rectifier and Vishay. Some of these competitors are larger in scale and size, have substantially greater financial and other resources than we have with which to pursue development, engineering, manufacturing, marketing and distribution of their products and are better able to withstand adverse economic or market conditions. Our weak presence in the Japanese market presents a competitive challenge to us as it reduces our revenue stream and market share.

High Frequency Clock and Data Management Product Line.    The principal methods of competition in this product line are new product innovation, technical performance, quality, service and price. Our competitive strengths in this product line are our leading market share as the number one supplier and the utilization of advanced high speed substrates, such as Silicon Germanium. Our significant competitors in this market include Micrel, Semtech and Motorola. Although we have a dominant share in this market, the total potential revenue has been reduced commensurate with the downturn in the networking, telecommunications and automated test equipment market segments, which currently drive the applications for this product.

Research and Development

Company-sponsored research and development costs in the first six months of 2003 and 2002, 2001 and 2000 were $34.7 million (6.6% of total revenues), $67.9 million (6.3% of total revenues), $80.9 million (6.7% of total revenues) and $69.2 million (3.5% of pro forma total revenues), respectively. The increase between 2000 and 2001 resulted primarily from increased spending on new product development. The primary emphasis of our new product development efforts is on power management and standard analog and high frequency clock and data management solutions, the highest margin product lines within our portfolio, with 80% of our overall research and development investments currently targeted in these areas. Since our initial public offering in May 2000, we have introduced over 1,000 new products. The portion of our revenue attributable to new products has increased over the last three calendar years and increased in the first six months of 2003, as compared to the first six months of 2002, even though our overall revenue has declined over this period.

Government Regulation

Our manufacturing operations are subject to environmental and worker health and safety laws and regulations. These laws and regulations include those relating to emissions and discharges into the air and water; the management and disposal of hazardous substances; the release of hazardous substances into the environment at or from our facilities and at other sites; and the investigation and remediation of resulting contamination.

Our manufacturing facility in Phoenix, Arizona is located on property that is a “Superfund” site, a property listed on the National Priorities List and subject to clean-up activities under the Comprehensive Environmental Response, Compensation, and Liability Act. Motorola is actively involved in the cleanup of on-site solvent contaminated soil and groundwater and off-site contaminated groundwater pursuant to consent decrees with the State of Arizona. As part of our recapitalization, Motorola has retained responsibility for this contamination, and has agreed to indemnify us with respect to remediation costs and other costs or liabilities related to this matter.

Manufacturing facilities in Slovakia and those of our majority-owned subsidiaries in the Czech Republic have ongoing remediation projects to respond to releases of hazardous substances that occurred during the years that these facilities were operated by government-owned entities. In each case, these remediation projects consist primarily of monitoring groundwater wells located on-site and off-site with additional action plans developed to respond in the event contamination levels are exceeded at each of the respective locations. The governments of the Czech Republic and Slovakia have agreed to indemnify us and the respective subsidiaries, subject to specified limitations, for remediation costs associated with this historical contamination. Based upon the information available, we do not believe that total future remediation costs to us will be material.

Our manufacturing facility in East Greenwich, Rhode Island has adjoining property that has localized soil contamination. In connection with the purchase of the facility, we entered into a Settlement Agreement and

Covenant Not To Sue with the State of Rhode Island. This agreement requires that remedial actions be undertaken and a quarterly groundwater monitoring program be initiated by the former owners of the property. Based on the information available, we do not believe that any costs to us in connection with this matter will be material.

We believe that our operations are in material compliance with applicable environmental and health and safety laws and regulations. We do not expect the cost of compliance with existing environmental and health and safety laws and regulations, and liability for currently known environmental conditions, to have a material adverse effect on our business or prospects. It is possible, however, that future developments, including changes in laws and regulations, government policies, customer specification, personnel and physical property conditions, including currently undiscovered contamination, could lead to material costs.

Employees

As of July 4, 2003, we employed approximately 9,950 employees worldwide. We do not currently have any collective bargaining arrangements with our employees, except for those arrangements, such as works councils, that are obligatory for all employees or all employers in a particular industry under applicable foreign law. Of the total number of our employees as of July 4, 2003, approximately 8,680 were engaged in manufacturing and information services, approximately 400 were engaged in our sales and marketing organization and in customer service, approximately 410 were engaged in administration and approximately 460 were engaged in research and development.

Geographical Information

For certain geographic operating information, see Note 20, “Segment Information” of the notes to our audited consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, in each case, as included elsewhere in this prospectus supplement. For information regarding the risks associated with our foreign operations, see “Risk Factors—Our international operations subject us to risks inherent in doing business on a international level that could adversely impact our results of operations” elsewhere in this prospectus supplement.

Properties

In the United States, our corporate headquarters as well as manufacturing, research and development and warehouse operations are located in approximately 1.8 million square feet of space in properties that we own in Phoenix, Arizona and East Greenwich, Rhode Island. We also lease properties around the world for use for sales offices, research and development labs, warehouses, logistic centers and trading offices. The size and/or location of these properties change from time to time based on business requirements. We operate distribution centers, which are leased or contracted through a third party, in locations including Canada, China, France, The Netherlands, Japan, Singapore and Taiwan, as well as in Alabama, Arizona, Colorado, Indiana, Pennsylvania and South Carolina in the United States. We own our manufacturing facilities in the United States, Japan, Malaysia, the Philippines, Slovakia and through our majority owned subsidiaries in the Czech Republic. These facilities are primarily manufacturing operations, but also include office, utility, laboratory, facilities, warehouse and unused space. Our joint venture in Leshan, China also owns manufacturing, warehouse, laboratory, office and unused space. In the third quarter of 2003, we completed the sale of our Guadalajara, Mexico manufacturing facility where we ceased manufacturing operations in the second quarter of 2002.

As part of our Recapitalization, Motorola conveyed to us the surface rights to a portion of the land located at our Phoenix facility, excluding the subsurface rights, and conveyed buildings located at the Phoenix facility. These buildings do not include any treatment facilities relating to Motorola’s environmental clean-up operations at the Phoenix facility. We executed a declaration of covenants, easements and restrictions with Motorola providing access easements for the parties and granting to us options to purchase or to lease the subsurface rights of the land.

We believe that our facilities around the world, whether owned or leased, are well maintained. Our manufacturing facilities contain sufficient productive capacity to meet our needs for the foreseeable future.

We have pledged substantially all of our tangible and intangible assets and similar assets of each of our existing and subsequently acquired or organized domestic subsidiaries to secure our senior bank facilities, the first lien secured notes due 2010 and the second lien secured notes due 2008.

Legal Proceedings

We currently are involved in a variety of legal matters that arise in the normal course of business. Based on information currently available, management does not believe that the ultimate resolution of these matters, including the matters described in the next paragraphs, will have a material adverse effect on our financial condition, results of operations or cash flows.

During the period July 5, 2001 through July 27, 2001, we were named as a defendant in three shareholder class action lawsuits that were filed in federal court in New York City against us and certain of our former officers, current and former directors and the underwriters for our initial public offering. The lawsuits allege violations of the federal securities laws and have been docketed in the U.S. District Court for the Southern District of New York as: Abrams v. ON Semiconductor Corp., et al., C.A. No. 01-CV-6114; Breuer v. ON Semiconductor Corp., et al., C.A. No. 01-CV-6287; and Cohen v. ON Semiconductor Corp., et al., C.A. No. 01-CV-6942. On April 19, 2002, the plaintiffs filed a single consolidated amended complaint that supersedes the individual complaints originally filed. The amended complaint alleges, among other things, that the underwriters of our initial public offering improperly required their customers to pay the underwriters excessive commissions and to agree to buy additional shares of our common stock in the aftermarket as conditions of receiving shares in our initial public offering. The amended complaint further alleges that these supposed practices of the underwriters should have been disclosed in our initial public offering prospectus and registration statement. The amended complaint alleges violations of both the registration and antifraud provisions of the federal securities laws and seeks unspecified damages. We understand that various other plaintiffs have filed substantially similar class action cases against approximately 300 other publicly traded companies and their public offering underwriters in New York City, which along with the cases against us have all been transferred to a single federal district judge for purposes of coordinated case management. We believe that the claims against us are without merit and have defended, and intend to continue to defend, the litigation vigorously. The litigation process is inherently uncertain, however, and we cannot guarantee that the outcome of these claims will be favorable for us.

On July 15, 2002, together with the other issuer defendants, we filed a collective motion to dismiss the consolidated, amended complaints against the issuers on various legal grounds common to all or most of the issuer defendants. The underwriters also filed separate motions to dismiss the claims against them. In addition, the parties have stipulated to the voluntary dismissal without prejudice of our individual former officers and current and former directors who were named as defendants in our litigation, and they are no longer parties to the litigation. On February 19, 2003, the Court issued its ruling on the motions to dismiss filed by the underwriter and issuer defendants. In that ruling the Court granted in part and denied in part those motions. As to the claims brought against us under the antifraud provisions of the securities laws, the Court dismissed all of these claims with prejudice, and refused to allow plaintiffs the opportunity to re-plead these claims. As to the claims brought under the registration provisions of the securities laws, which do not require that intent to defraud be pleaded, the Court denied the motion to dismiss these claims as to us and as to substantially all of the other issuer defendants as well. The Court also denied the underwriter defendants’ motion to dismiss in all respects.

In June 2003, upon the determination of a special independent committee of our Board of Directors, we elected to participate in a proposed settlement with the plaintiffs in this litigation. If ultimately approved by the Court, this proposed settlement would result in a dismissal, with prejudice, of all claims in the litigation against us and against any of the other issuer defendants who elect to participate in the proposed settlement, together with the current or former officers and directors of participating issuers who were named as individual defendants. The proposed settlement does not provide for the resolution of any claims against the underwriter defendants, and the litigation against those defendants is continuing. The proposed settlement provides that the class members in the class action cases brought against the participating issuer defendants will be guaranteed a recovery of $1 billion by the participating issuer defendants. If recoveries totaling less than $1 billion are obtained by the class members from the underwriter defendants, the class members will be entitled to recover the difference between $1 billion and the aggregate amount of those recoveries from the participating issuer defendants. If recoveries totaling $1 billion or more are obtained by the class members from the underwriter defendants, however, the monetary obligations to the class members under the proposed settlement will be satisfied. In addition, we and any other participating issuer defendants will be required to assign to the class members certain claims that we may have against the underwriters of our initial public offerings.

The proposed settlement contemplates that any amounts necessary to fund the settlement or settlement-related expenses would come from participating issuers’ directors and officers’ liability insurance policy proceeds as opposed to funds of the participating issuer defendants themselves. A participating issuer defendant could be required to contribute to the costs of the settlement if that issuer’s insurance coverage were insufficient to pay that issuer’s allocable share of the settlement costs. We expect that our insurance proceeds will be sufficient for these purposes and that we will not otherwise be required to contribute to the proposed settlement. Consummation of the proposed settlement is conditioned upon, among other things, negotiating, executing, and filing with the Court final settlement documents, and final approval by the Court. If the proposed settlement described above is not consummated, however, we intend to continue to defend the litigation vigorously. While we can make no promises or guarantees as to the outcome of these proceedings, we believe that the final result of these actions will have no material effect on our consolidated financial condition, results of operations or cash flows.

See “Government Regulation” above for information on environmental matters.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information, as of August 25, 2003, with respect to the persons who are currently serving as members of the Board of Directors and executive officers of the Company.

Name	Age	Position
Keith D. Jackson	47	President, Chief Executive Officer(1) and Director
J. Daniel McCranie	59	Chairman of the Board of Directors
Richard W. Boyce	49	Director
Justin T. Chang	36	Director
Curtis J. Crawford	56	Director
William A. Franke	66	Director
Jerome N. Gregoire	51	Director
Emmanuel T. Hernandez	48	Director
John W. Marren	40	Director
William Bradford	39	Senior Vice President of Sales and Marketing(1)
George H. Cave	46	Senior Vice President, Secretary and General Counsel(1)
Donald Colvin	50	Senior Vice President, Chief Financial Officer and Treasurer(1)
William George	60	Senior Vice President, Operations(1)
Charlotte Diener	50	Vice President and General Manager of Standard Components Division(2)
Mike Heitzman	42	Vice President and General Manager of Analog and Power Management Products Division(2)
Ramesh Ramchandani	39	Vice President and General Manager of Integrated Power Devices Division(2)

(1)	Executive Officers of both ON Semiconductor Corporation and Semiconductor Components Industries, LLC.
(2)	Executive Officers of Semiconductor Components Industries, LLC.

Keith D. Jackson.    Mr. Jackson was appointed our President and Chief Executive Officer and became a Director on November 19, 2002. Mr. Jackson has over 20 years of semiconductor industry experience. Before joining our company, he was with Fairchild Semiconductor Corporation, serving as Executive Vice President and General Manager, Analog, Mixed Signal, and Configurable Products Group beginning in 1998, and, more recently, was its head of the Integrated Circuits Group. From 1996 to 1998, he served as President and a member of the Board of Directors of Tritech Microelectronics in Singapore, a manufacturer of analog and mixed signal products. From 1986 to 1996, Mr. Jackson worked for National Semiconductor, most recently as Vice President and General Manager of the Analog and Mixed Signal division. He also held engineering positions at Texas Instruments Incorporated from 1973 to 1986.

J. Daniel McCranie.    Mr. McCranie has been Chairman of the Board since August 2002 and a Director since November 2001. From 1993 to 2001, Mr. McCranie was employed by Cypress Semiconductor Corporation, a diversified, broadline supplier with a communications focus located in San Jose, California, most recently as Vice President, Marketing and Sales. He retired from that position in 2001. From 1986 to 1993, Mr. McCranie was President, Chief Executive Officer and Chairman of SEEQ Technology, Inc., a manufacturer of semiconductor devices. Since 2000 he has served as Chairman of the Board of Xicor, Inc., a provider of reprogrammable mixed signal products for the communications, consumer and industrial markets. He also serves as the Chairman of the Board of Directors of Virage Logic, a supplier of semiconductor design intellectual property, and as a member of the Board of Directors of ASAT Holdings Limited, a provider of package assembly and test services to the semiconductor industry.

Richard W. Boyce.    Mr. Boyce has been a Director since September 1999. Mr. Boyce is a Partner of Texas Pacific Group, a privately held investment firm based in Fort Worth, Texas. From 1997 through January 2000, Mr. Boyce was President of CAF, Inc., a consulting firm that provided operating support and oversight to various companies controlled by Texas Pacific Group. Mr. Boyce periodically served, between 1997 and 1999, as Chief Executive Officer of J. Crew Group, Inc. He served as interim Chief Executive Officer from June to October 1998, and as Chairman from October 1998 to March 1999, of Favorite Brands International Holding Corp., which filed for protection under Chapter 11 of the Bankruptcy Code on March 30, 1999. He was a director from 1996 to 1999. Mr. Boyce served as Senior Vice President of Operations for Pepsi-Cola North America (“PCNA”) from 1996 to 1997 and as its Chief Financial Officer from 1994 to 1996. From 1992 to 1994, Mr. Boyce served as Senior Vice President—Strategic Planning for PCNA. Prior to joining PCNA, Mr. Boyce was a Director at the management-consulting firm of Bain & Company, where he was employed from 1980 to 1992. Mr. Boyce also serves on the Board of Directors of J. Crew Group, Inc., MEMC Electronic Materials, Inc., Burger King Corporation and Spirit Group Holdings, Ltd.

Justin T. Chang.    Mr. Chang has been a Director since August 1999. Mr. Chang is a Partner of Texas Pacific Group, a privately held investment firm based in Fort Worth, Texas, where he has been employed since 1993. Mr. Chang currently serves on the Board of Directors of Crystal Decisions, Inc. (formerly known as Seagate Software, Inc.).

Curtis J. Crawford.    Mr. Crawford has been a Director since September 1999. Mr. Crawford served as our Chairman of the Board from September 1999 until his resignation from that position in April 2002. As of June 2003, Mr. Crawford founded, and became the President and Chief Executive Officer of XCEO, Inc., a consulting firm that provides personal leadership, corporate leadership and corporate governance support to various executives, board members and corporations. From 2001 through March 2003, Mr. Crawford was the President and Chief Executive Officer of Onix Microsystems, Inc., a developer and manufacturer of optically transparent switches for communication networks located in Richmond, California. From 1998 to March 2001, he was Chairman, and from 1998 to January 2001, he was President and Chief Executive Officer, of Zilog, Inc., a semiconductor design, manufacture and marketing company based in Campbell, California. On February 28, 2002, one year after Mr. Crawford left Zilog, Inc., it filed for protection under Chapter 11 of the Bankruptcy Code. From 1997 to 1998, Mr. Crawford was Group President of the Microelectronics Group and President of the Intellectual Property division of Lucent Technologies. From 1995 to 1997, he was President of the Microelectronics Group. From 1993 to 1995, Mr. Crawford was President of AT&T Microelectronics, a business unit of AT&T Corporation. From 1991 to 1993, he held the position of Vice President and Co-Chief Executive Officer of AT&T Microelectronics. From 1988 to 1991, he held the position of Vice President, Sales, Service and Support for AT&T Computer Systems. Prior to 1988, he served in various sales, marketing and executive management positions at various divisions of IBM. Mr. Crawford currently serves as a member of the Board of Trustees of DePaul University and as a member of the Boards of Directors of ITT Industries, Inc. and E.I. du Pont de Nemours.

William A. Franke.    Mr. Franke has been a Director since December 1999. Mr. Franke is the Managing Member of Indigo Partners LLC, a private equity fund focused on the air transportation industry and is a Managing General Partner of Newbridge Latin America, L.P, a private equity fund focused on investments throughout Latin America. Texas Pacific Group is a partner in both of these funds, which have their principal offices in Fort Worth, Texas. Since 1987, he has been President and owner of Franke & Company, a private investment company located in Phoenix, Arizona. From 1992 to 2001, Mr. Franke also served as the President, Chief Executive Officer and Chairman of America West Holdings Corp. and was Chief Executive Officer of its subsidiary, America West Airlines, Inc. Texas Pacific Group holds a controlling interest in America West Holdings Corp. Mr. Franke also serves on the Board of Directors of Phelps Dodge Corporation and the Boards of several Newbridge portfolio companies affiliated with Texas Pacific Group.

Jerome N. Gregoire.    Mr. Gregoire has been a Director since February 2000. Mr. Gregoire is currently a writer with IDG Publications and a real estate developer in Austin, Texas. From July 1996 until November 1999, Mr. Gregoire was the Senior Vice President and Chief Information Officer of Dell Computer Corporation. Prior to

joining Dell, Mr. Gregoire spent 10 years with PepsiCo, Inc., most recently as Vice President of Information Systems for Pepsi-Cola Company. He is a member of the Board of NetSolve, Incorporated.

Emmanuel T. Hernandez.    Mr. Hernandez has been a Director since November 2002. He is Executive Vice President of Finance and Administration and Chief Financial Officer for Cypress Semiconductor Corporation, a diversified broadline semiconductor supplier with a communication focus, having joined as Corporate Controller in 1993. Prior to that, he held various financial positions with National Semiconductor Corporation from 1976 through 1993. Mr. Hernandez serves on the Board of Directors of Xicor, Inc., a provider of reprogrammable mixed signal products for the communications, consumer and industrial markets.

John W. Marren.    Mr. Marren has been a Director since July 2000. Mr. Marren is a Partner of Texas Pacific Group, a privately held investment firm based in Fort Worth, Texas. From 1996 through April 2000, Mr. Marren was Managing Director and Co-Head of Technology Investment Banking at Morgan Stanley. From 1992 to 1996, he was Managing Director and Senior Semiconductor Analyst at Alex, Brown and Sons. Mr. Marren is currently the Chairman of the Board of MEMC Electronic Materials, Inc. and serves on the Boards of Directors of GlobespanVirata and Zhone Technologies, Inc.

William Bradford.    Mr. Bradford joined ON Semiconductor and SCI, LLC as Senior Vice President of Sales and Marketing, effective March 28, 2002. He came from Cypress Semiconductor Corporation, a provider of high-performance integrated circuits for network infrastructure and access equipment. At Cypress Mr. Bradford served as the Vice President—European Sales & Marketing from 2001, as Senior Director of North American Sales—East from 1997 to 2000, and as Southeast Area Sales Manager from 1995 to 1996. Mr. Bradford was a Technical Sales Representative for Texas Instruments, Semiconductor Group from 1986 to 1991.

George H. Cave.    Mr. Cave has served as Senior Vice President since May 2003, General Counsel since August 1999, and Secretary since March 2000. From August 1999 to March 2000, he served as Assistant Secretary until his appointment as Secretary. In addition, from December 2002 through August 2003, he managed the Human Resources Department on an interim basis. Before his tenure with ON Semiconductor, he served for two years as the Regulatory Affairs Director for Motorola’s Semiconductor Components Group in Geneva, Switzerland. Prior to that position, Mr. Cave was Senior Counsel in the Corporate Law Department of Motorola in Phoenix, Arizona for a period of five years.

Donald Colvin.    Mr. Colvin joined ON Semiconductor and SCI, LLC as the Senior Financial Director on March 17, 2003. Effective April 2, 2003, he became the Senior Vice President, Chief Financial Officer and Treasurer. He came from Atmel Corporation, a manufacturer of advanced semiconductors, where he served as Vice President Finance and Chief Financial Officer, beginning in 1998. Mr. Colvin served as Chief Financial Officer of a subsidiary of Atmel from 1995-98. From 1985 to 1995, he held various positions with European Silicon Structures (ES2), most recently as Chief Financial Officer. He held various financial positions with Motorola Semiconductors Europe from 1977 to 1985. Mr. Colvin holds a B.A. in Economics and an M.B.A. from the University of Strathclyde, Scotland.

William George.    Dr. George has served as Senior Vice President, Operations since August 1999. He served as Corporate Vice President and Director of Manufacturing of Motorola’s Semiconductor Components Group from June 1997 until he assumed his current position. Prior to that time, Dr. George held several executive and management positions at Motorola, including Corporate Vice President and Director of Manufacturing of Motorola’s Semiconductor Products Sector. From 1991 to 1994, he served as Executive Vice President and Chief Operating Officer of Sematech, a consortium of leading semiconductor companies. He joined Motorola in 1968.

Charlotte Diener.    Prior to assuming the position of Vice President and General Manager of the Standard Components Division in December 2001, Ms. Diener served as Vice President and Director of Supply Chain Management Services for SCI, LLC, beginning in August 1999. From March 1999 to August 1999, Ms. Diener was Program Manager for ON Semiconductor’s separation from Motorola. From December 1998 through

February 1999, she was Director of Commodity Purchasing for TRW, Inc., an automotive electronics firm. From March 1997 through November 1998, Ms. Diener was first Corporate Sales Director and then Product Engineering Manager for TMOS for Motorola. From 1994 to 1997, Ms. Diener was Core Commodity Purchasing Manager, Electronics for Ford Motor Co.

Mike Heitzman.    Mr. Heitzman assumed the position of Vice President and General Manager of Analog and Power Management Products Division for SCI, LLC in April 2002. Prior to this, he was General Manager of Analog Business Unit beginning in December 2001. From October 2000 to December 2001, Mr. Heitzman served as Director of the Standard Analog and Power Conversion Product Operations for SCI, LLC beginning in October 2000. During 1999 and 2000, Mr. Heitzman was Operations Manager for the MOS 12 wafer fabrication facility at Motorola. From 1994 to 1999, Mr. Heitzman managed the start-up and production ramp at MOS 12 as Engineering Manager at Motorola.

Ramesh Ramchandani.    Mr. Ramchandani assumed the position of Vice President and General Manager of Integrated Power Devices Division for SCI, LLC in April 2002. Prior to this, Mr. Ramchandani was General Manager from December 2001 to April 2002 and Director from September 2000 to December 2001 of MOS Power Business Unit. Prior to joining SCI, LLC, Mr. Ramchandani served as Director of Worldwide Sales/Marketing and Applications for Celeritek, Inc., a commodity supplier of semiconductor products, from March 1997 to September 2000. From March 1996 to March 1997, Mr. Ramchandani was Manager, Marketing and Technology for Mitsubishi/QCI, a semiconductor company. Mr. Ramchandani has held various management positions in marketing and engineering with other semiconductor and modular components companies, including Fujitsu Microelectronics, Mitsubishi Electronics America and Avantek.

The present term of office for the officers named above will generally expire on the earliest of their retirement, resignation or removal. There is no family relationship among any such officers.

Recent Developments in Employment, Severance and Change in Control Agreements and Arrangements

We recently renegotiated the employment agreement with Mr. George, which was set to expire on August 4, 2003. The revised agreement with Mr. George became effective as of August 5, 2003, and provides for an employment term ending on August 4, 2005. Pursuant to the revised agreement, if the employment of Mr. George is terminated without cause or he resigns for good reason (as defined in his employment agreement), he will be entitled to a lump sum payment equal to the product of two times the sum of (A) the highest rate of his annualized base salary in effect at any time up to and including the date of termination, and (B) the annual bonus earned by him in the year immediately preceding his date of termination. With the exception of the options granted under the Founders Plan on November 29, 1999 (“Founders Options”), all options granted on or prior to August 4, 2003 are fully vested and exercisable as of that date. If, prior to the Scheduled Termination Date, his employment is terminated by the Company without cause or due to his death or permanent disability, then all unvested Founders Options are fully vested and exercisable. If he (i) retires on or after August 5, 2003, (ii) is terminated without cause or (iii) terminates due to his death or permanent disability, all Founders Options and other options granted prior to August 5, 2003 (to the extent they are or become exercisable on the date of the termination of Mr. George’s employment), will remain fully exercisable until the first to occur of (1) the last day of the five-year period immediately following the date of such termination and (2) the tenth anniversary of the grant date of such option. In the event we terminate his employment without cause or he resigns for good reason within two years of a change in control, then we will provide him with continuation of medical benefits for the greater of (i) two years after his date of termination or (ii) the remainder of the employment period. He is also subject to customary non-solicitation of employees and confidentiality provisions.

For further information regarding our director and employee compensation and benefits, please refer to our Proxy Statement filed with the SEC on April 9, 2003, incorporated by reference into this prospectus supplement. See also “Certain Relationships and Related Transactions” included elsewhere in this prospectus supplement.

OWNERSHIP OF CAPITAL STOCK

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of August 25, 2003 certain information regarding beneficial owners of more than five percent of our common stock and our Series A cumulative convertible redeemable preferred stock. The information set forth in the table below is based on 178,098,744 shares of common stock and 10,000 shares of Series A preferred stock outstanding on August 25, 2003. The information with respect to the number of shares of common stock and Series A preferred stock that the persons listed below own or have the right to acquire within 60 days of August 25, 2003 is based solely on information filed by such persons with the SEC under the Securities Exchange Act of 1934, as amended. Beneficial ownership includes sole or shared voting power or investment power and also any shares that the person has the right to acquire within 60 days of August 25, 2003, through the exercise of any stock option, warrant or convertible security.

	Common Stock			Series A Cumulative Convertible Redeemable Preferred Stock
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class	Amount and Nature of Beneficial Ownership		Percent of Class
TPG Advisors II, Inc. 201 Main Street, Suite 2420 Fort Worth, Texas 76102	166,759,995	(1)	75.8%	10,000	(2)	100%
Motorola, Inc.	11,667,233		6.6%	—		—
1303 East Algonquin Road
Schaumburg, IL 60196

(1)	The shares of common stock indicated as beneficially owned by TPG Advisors II, Inc. include (a) 124,999,433 shares of common stock directly held by TPG Semiconductor Holdings LLC and (b) 41,760,562 shares of common stock that TPG ON Holdings LLC has the right to acquire upon conversion of Series A preferred stock, which includes 6,299,570 shares that are or may become issuable as a result of accrued and unpaid dividends as of 60 days after August 25, 2003. At the option of its holder, each share of Series A preferred stock is convertible into a number of shares of common stock determined by dividing (a) its stated value of $10,000, plus accrued and unpaid dividends, by (b) the conversion price of $2.82, which is subject to specified anti-dilution adjustments. TPG Advisors II, Inc. indirectly controls both TPG Semiconductor Holdings LLC and TPG ON Holdings LLC. The foregoing entities are affiliated with the Texas Pacific Group.

(2)	The shares of Series A preferred stock indicated as beneficially owned by TPG Advisors II, Inc. are directly held by TPG ON Holdings LLC.

Security Ownership of Management

The following table sets forth, as of August 25, 2003, except as otherwise noted, certain information regarding beneficial ownership of our common stock and our Series A preferred stock by each director, our Named Executive Officers, and our directors and executive officers as a group. Beneficial ownership includes sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of August 25, 2003, through the exercise of any stock option, warrant or convertible security.

	Common Stock				Series A Cumulative Convertible Redeemable Preferred Stock
Name of Beneficial Owner	Number of Shares Owned	Right to Acquire	Total	Percentage of Class	Number of Shares Owned	Right to Acquire	Total	Percentage of Class
Keith Jackson	175,000	—	175,000	*	—	—	—	*
Steve Hanson(1)	30,000	670,050	700,050	*	—	—	—	*
William George	76,050	808,383	884,433	*	—	—	—	*
William R. Bradford	26,500	150,000	176,500	*	—	—	—	*
John T. Kurtzweil	1,300	—	1,300	*	—	—	—	*
Peter Zdebel	—	140,000	140,000	*	—	—	—	*
J. Daniel McCranie	50,000	33,333	83,333	*	—	—	—	*
Curtis J. Crawford(2)	—	207,017	207,017	*	—	—	—	*
Richard W. Boyce(3)	180,000	217,017	397,017	*	—	—	—	*
Justin J. Chang(3)	—	7,017	7,017	*	—	—	—	*
William A. Franke(4)	5,250	7,017	12,267	*	—	—	—	*
Jerome N. Gregoire	10,000	27,803	37,803	*	—	—	—	*
Emmanuel T. Hernandez	—	—	—	*	—	—	—	*
John W. Marren(3)	—	7,407	7,407	*	—	—	—	*
All directors and executive officers as a group (19 persons)	568,247	2,595,894	3,164,141	1.8%	—	—	—	*

*	Less than 1%
(1)	For Mr. Hanson amounts include 200,000 shares underlying options that were accelerated and became exercisable as a result of his November 19, 2002 separation agreement.
(2)	The above table does not include Mr. Crawford’s beneficial ownership of a minority interest in ON Co-Investment Partners I, LP which owns a minority interest in TPG Semiconductor Holdings, LLC, an affiliate of Texas Pacific Group and an entity that TPG Advisors II, Inc. indirectly controls. Mr. Crawford does not have voting or dispositive power over any of the shares of common stock or Series A preferred stock beneficially owned by TPG Advisors II, Inc.
(3)	The above table excludes for Messrs. Boyce, Chang and Marren, any shares of common stock beneficially owned by TPG Advisors II, Inc. Each of Messrs. Boyce, Chang and Marren is a partner of Texas Pacific Group. None of Messrs. Boyce, Chang or Marren has voting or dispositive power over any of the shares of common stock or Series A preferred stock beneficially owned by TPG Advisors II, Inc. Shares owned by Mr. Boyce include 180,000 shares of common stock owned directly by him.
(4)	The above table does not include any shares beneficially owned by TPG Advisors II, Inc., although Mr. Franke is the beneficial owner of a minority equity interest in TPG Semiconductor Holdings, LLC, our majority stockholder, an equity partner with Texas Pacific Group in other investment entities, and a former President, CEO and Chairman of America West Holdings Corp., a company in which TPG has a controlling interest. Mr. Franke does not have voting or dispositive power over any of the shares of common stock or Series A preferred stock beneficially owned by TPG Advisors II, Inc. Shares owned by Mr. Franke include 5,250 shares of common stock owned directly by him.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Immediately prior to our August 4, 1999 recapitalization (“August 1999 Recapitalization”), we were a wholly owned subsidiary of Motorola, Inc. We held and continue to hold, through direct and indirect subsidiaries, substantially all of the assets and operations of the Semiconductor Components Group of Motorola’s Semiconductor Products Sector. As part of the August 1999 Recapitalization, an affiliate of Texas Pacific Group purchased a portion of our common stock from Motorola. As a result, Texas Pacific Group’s affiliate became the beneficial owner of approximately 91%, and Motorola was the beneficial owner of approximately 9% of our common stock. As of August 25, 2003, Texas Pacific Group was the beneficial owner of 75.8% of our common stock. As a result of the August 1999 Recapitalization, we agreed to pay Texas Pacific Group a management fee of not more than $2 million annually. Three of our Directors, Richard Boyce, Justin Chang and John Marren, are also Texas Pacific Group partners. Another Director, William Franke, is the beneficial owner of a minority equity interest in TPG Semiconductor Holdings LLC, our majority stockholder, an equity partner with Texas Pacific Group in other investment entities, and a former President, Chief Executive Officer and Chairman of America West Holdings Corp., a company in which Texas Pacific Group has a controlling interest.

In connection with the amendment to our senior bank facilities in August 2001, Texas Pacific Group agreed that all management fees payable by us to Texas Pacific Group or its affiliates will accrue and not be payable in cash until our quarterly financial statements establish compliance with certain financial ratios. Prior to such time, however, we may pay management fees to Texas Pacific Group or its affiliates with our common stock or warrants in respect of our common stock. Texas Pacific Group subsequently agreed that these fees will not accrue during the period in which we are not permitted to pay such fees in cash. During 2002, no Texas Pacific Group management fee was paid or incurred.

On September 7, 2001, TPG ON Holdings LLC, an affiliate of Texas Pacific Group, purchased 10,000 shares of our Series A cumulative convertible redeemable preferred stock for $100.0 million in cash. The Series A preferred stock was sold to TPG ON Holdings LLC in a private offering exempt from registration under the Securities Act of 1933. Each share of Series A preferred stock is convertible at the option of the holder at any time into shares of common stock at a conversion price of $2.82 per share of common stock, representing a $0.37 discount from the closing price per share price of our common stock on the issuance date, subject to specified anti-dilution adjustments. As of August 25, 2003, the shares of Series A preferred stock were convertible into 41,760,562 shares of our common stock. At any time on or after the eighth anniversary of the issuance date of the Series A preferred stock, the holders may require that we redeem their shares at a redemption price per share equal to the greater of (i) the stated value of the Series A preferred stock plus all accrued and unpaid dividends thereon or (ii) 50% of the then current market price of the common stock (based upon the average closing price of the common stock over the preceding 30 trading days) and other assets and property, if any, into which one share of Series A preferred stock is then convertible. Upon a change in control, the holders of the Series A preferred stock may “put” their shares to us at 101% of the stated value plus accrued and unpaid dividends. TPG ON Holdings LLC was also granted registration rights in respect of the common stock underlying the Series A preferred stock. On November 14, 2001, we filed a registration statement to register for future resale the common stock that is issuable upon the future conversion by TPG ON Holdings LLC of the Series A preferred stock. The holders of the Series A preferred stock will be entitled to vote with the holders of the common stock as a single class. As of the issuance date, each share of Series A preferred stock was entitled to approximately 3,135 votes, subject to certain adjustments for accrued dividends and those made in accordance with the anti-dilution provisions. As the holder of our Series A preferred stock, TPG ON Holdings LLC is entitled to designate two Directors to serve on our Board of Directors for so long as TPG ON Holdings LLC and its affiliates beneficially own at least 50% of the Series A preferred stock. In connection with the Texas Pacific Group investment, the Board of Directors appointed the Special Independent Committee, which was comprised solely of independent Directors, to negotiate, consider and recommend approval or disapproval of the proposed investment transaction. The Special Independent Committee engaged an investment banker and independent legal counsel to assist in its negotiation and consideration of the Texas Pacific Group investment. The investment banker rendered an opinion that the Texas Pacific Group investment was fair, from a financial point of view, to holders of our common stock other than Texas Pacific Group. The Special Independent Committee unanimously recommended the approval and adoption of the Texas Pacific Group investment by the Board of Directors. For further information with respect to the Series A preferred stock, see our Form 8-K Current Report filed with the SEC on September 7, 2001.

In connection with our August 1999 Recapitalization, Motorola (i) assigned, licensed and sublicensed certain intellectual property in connection with the products we offer, (ii) agreed to continue providing information technology, human resources, supply management, logistics and finance services for agreed periods of time, (iii) agreed to continue providing manufacturing and assembly services to us and to continue using similar services we provide to them for agreed periods of time (see below for a discussion of these services), (iv) agreed to continue selling depreciated equipment to us to support capacity expansion and (v) leased real estate to and from us. Services may be provided on more favorable terms than we would expect to obtain from independent sources. With the exception of the manufacturing, assembly and other services described below, neither we nor Motorola are currently providing a material level of services to each other.

The manufacturing and assembly services that Motorola and we have agreed to continue to provide to each other are at prices intended to approximate each party’s cost of providing the services and are fixed throughout the term of the agreements. During the first six months of 2003 and in 2002, we paid Motorola 3.9 million and $13.8 million, respectively, for manufacturing and assembly services, and $0.4 million and $1.5 million, respectively, for other services, and rent and equipment purchased from Motorola. During the first six months of 2003 and in 2002, we provided Motorola approximately $1.6 million and $1.4 million, respectively, of manufacturing and assembly services. Motorola no longer has any minimum commitment to purchase manufacturing and assembly services from us. In the ordinary course of business Motorola is a customer of ours and we sell our products to them. During the first six months of 2003, Motorola accounted for approximately 7% of our total revenues or approximately $35.7 million of revenues, inclusive of $0.6 million of manufacturing and assembly services previously described. During 2002, Motorola accounted for approximately 8% of our total revenues or approximately $84.8 million of revenues, inclusive of $1.4 million of manufacturing and assembly services previously described. During the first six months of 2003 and in 2002, Motorola also paid us $4.4 million and $9.1 million, respectively, for rental of property and manufacturing equipment. During 2002, Motorola also paid us $21.4 million under a freight sharing agreement, which expired in 2002. As of July 4, 2003, our receivable balance due from Motorola is $7.3 million, while our accounts payable and accrued expenses due to Motorola are $0.2 million and $0, respectively.

On April 8, 2002, we reached an agreement with Motorola regarding certain post-closing payments to be made under agreements entered into in connection with the August 1999 Recapitalization. Pursuant to the agreement, Motorola paid us $10.6 million during the second quarter of 2002.

In addition to the services described above, in connection with the August 1999 Recapitalization, Motorola became the holder of our 10% junior subordinated note due 2011 that has a balance, as of July 4, 2003, of $133.4 million. Interest is compounded semi-annually, and principal and interest are payable at maturity. During 2002, we accrued interest of $11.7 million relating to this note.

For further information regarding our director and employee compensation and benefits, please refer to our Proxy Statement filed with the SEC on April 9, 2003, incorporated by reference into this prospectus supplement.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement the underwriters named below, for whom Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Lehman Brothers Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, 34,800,000 shares of common stock, as indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
Lehman Brothers Inc.

Total	34,800,000

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common stock offered by this prospectus supplement and the accompanying prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common stock offered by this prospectus supplement and the accompanying prospectus if any shares of common stock are taken. However, the underwriters are not required to take or pay for any shares covered by the option of the underwriters to purchase additional shares as described below.

The underwriters initially propose to offer part of the common stock directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $     per share under the public offering price. After the common stock is released to the public, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option (exercisable for 30 days from the date of this prospectus supplement) to purchase, in the event the underwriters sell more than 34,800,000 shares of common stock, up to an additional 5,200,000 shares at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions.

The following table shows the total underwriting discounts and commissions to be paid to the underwriters by us for the common stock. These amounts are shown assuming both no exercise and full exercise of the option of the underwriters to purchase up to an additional 5,200,000 shares of common stock.

Underwriting Discounts and Commissions Paid by Us	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We, our directors and executive officers and affiliates of Texas Pacific Group have agreed, without the prior written consent of Morgan Stanley & Co. Incorporated, not to, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraph do not apply to:

•	the sale of the shares to the underwriters;

•	the granting of stock options or restricted stock units or the sale of stock pursuant to our existing employee benefit plans;

•	the sale of shares of common stock or other securities acquired in the open market by any person other than us after the completion of this offering;

•	the issuances by us of shares of common stock in connection with any acquisition of or merger with another company or the acquisition of assets, provided that each recipient of common stock agrees that these shares shall remain subject to the lock-up restrictions for the remainder of the period for which we are bound; or

•	certain other transfers and dispositions, provided that the recipient remains subject to the lock-up restrictions for the remainder of the period for which we are bound.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell a greater amount of common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the amount of common stock available for purchase by the underwriters under their option to purchase additional common stock. An underwriter can close out a covered short sale by exercising its option to purchase additional common stock or purchasing the common stock in the open market. In determining the source of common stock to close out a covered short sale, an underwriter will consider, among other things, the open market price of common stock compared to the price available under the over-allotment option. The underwriters may also sell common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing common stock in the open market. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Affiliates of Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. will receive repayment of amounts outstanding under our senior bank facility from the net proceeds of this offering that are, in the aggregate, more than 10% of the net proceeds of this offering. Therefore, this offering is being made in compliance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (“NASD”), which requires that the price of the equity securities distributed to the public must be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. In accordance with such requirements, Morgan Stanley & Co. Incorporated has agreed to serve as a “qualified independent underwriter” and has conducted due diligence and has recommended a maximum price for the common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

From time to time, certain of the underwriters have provided, and may provide, investment banking services to us. Affiliates of Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., Citigroup Global Markets Inc., and Lehman Brothers Inc., are lenders under our senior bank facility. In addition, Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. were initial purchasers of our second lien senior secured notes due 2008 and our first lien senior secured notes due 2010. Affiliates of J.P. Morgan Securities Inc. and Lehman Brothers Inc. were initial purchasers of our senior subordinated notes due 2009.

LEGAL MATTERS

The validity of the shares of the common stock offered by this prospectus supplement will be passed upon by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Certain legal matters will be passed upon for the underwriters by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements and financial statement schedule of ON Semiconductor Corporation as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included and incorporated by reference in this prospectus supplement have been so included and incorporated by reference in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting. The separate financial statements of each of Semiconductor Components Industries, LLC, SCG Malaysia Holdings Sdn. Bhd. and SCG Philippines, Incorporated as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 and of ON Semiconductor Trading Ltd as of December 31, 2002 and 2001 and for the years ended December 31, 2002 and 2001 and for the period from October 27, 2000 through December 31, 2000, incorporated in this prospectus supplement by reference from ON Semiconductor Corporation’s Current Report on Form 8-K dated September 9, 2003, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions, except share data)

	July 4, 2003	December 31, 2002(1)
	(unaudited)
Assets
Cash and cash equivalents	$181.2	$190.4
Receivables, net (including $7.3 and $4.7 due from Motorola)	130.1	115.4
Inventories, net	175.6	163.5
Other current assets	32.8	39.4
Deferred income taxes	7.4	6.4

Total current assets	527.1	515.1
Property, plant and equipment, net	532.7	585.3
Goodwill	77.3	77.3
Intangible asset, net	—	26.7
Other assets	40.2	39.0

Total assets	$1,177.3	$1,243.4

Liabilities, Minority Interests, Redeemable Preferred Stock and Stockholders’ Equity (Deficit)
Accounts payable (including $0.2 and $0.1 payable to Motorola)	$113.0	$74.1
Accrued expenses (including $0 and $0.7 payable to Motorola)	83.7	100.6
Income taxes payable	16.8	11.0
Accrued interest	27.9	43.6
Deferred income on sales to distributors	64.3	70.8
Current portion of long-term debt	24.9	19.8

Total current liabilities	330.6	319.9
Long-term debt (including $133.4 and $126.9 payable to Motorola)	1,416.7	1,403.4
Other long-term liabilities	40.1	42.9
Deferred income taxes	0.7	2.2

Total liabilities	1,788.1	1,768.4

Commitments and contingencies (See Note 8)	—	—

Minority interests in consolidated subsidiaries	25.4	27.0

Series A cumulative, convertible, redeemable preferred stock ($0.01 par value 100,000 shares authorized, 10,000 shares issued and outstanding; 8% annual dividend rate; liquidation value—$100.0 plus $15.3 and $10.9 of accrued dividends)	114.5	110.1

Common stock ($0.01 par value, 500,000,000 shares authorized, 177,116,324 and 176,439,900 shares issued and outstanding)	1.8	1.8
Additional paid-in capital	733.8	737.4
Accumulated other comprehensive income (loss)	(11.3)	(34.3)
Accumulated deficit	(1,475.0)	(1,367.0)

Total stockholders’ equity (deficit)	(750.7)	(662.1)

Total liabilities, minority interests, redeemable preferred stock and stockholders’ equity (deficit)	$1,177.3	$1,243.4

(1)	Amounts have been revised from those previously reported to reflect the consolidation of the Company’s majority-owned investment in Leshan described in Note 1.

See accompanying notes to consolidated financial statements.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Quarter Ended		Six Months Ended
	July 4, 2003	June 28, 2002(1)	July 4, 2003	June 28, 2002(1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues (including $15.2, $22.4, $36.7 and $40.2 from Motorola)	$256.2	$280.6	$525.7	$551.6
Cost of sales	182.8	198.5	377.9	407.6

Gross profit	73.4	82.1	147.8	144.0

Operating expenses:
Research and development	17.0	16.2	34.7	33.5
Selling and marketing	15.6	15.2	31.7	29.8
General and administrative	21.1	26.7	42.4	55.9
Amortization of intangible asset	2.9	3.0	5.9	6.0
Restructuring, asset impairments and other	34.6	3.1	34.6	10.2

Total operating expenses	91.2	64.2	149.3	135.4

Operating income (loss)	(17.8)	17.9	(1.5)	8.6

Other income (expenses), net:
Interest expense	(38.5)	(37.6)	(76.9)	(73.6)
Loss on debt prepayment	—	(6.5)	(3.5)	(6.5)

Other income (expenses), net	(38.5)	(44.1)	(80.4)	(80.1)

Loss before income taxes, minority interests and cumulative effect of accounting change	(56.3)	(26.2)	(81.9)	(71.5)
Income tax provision	(2.3)	(4.0)	(4.5)	(8.1)
Minority interests	1.1	(1.6)	(0.1)	(2.2)

Net loss before cumulative effect of accounting change	(57.5)	(31.8)	(86.5)	(81.8)
Cumulative effect of accounting change (See Note 3)	—	—	(21.5)	—

Net loss	(57.5)	(31.8)	(108.0)	(81.8)
Less: Redeemable preferred stock dividends	(2.2)	(2.1)	(4.4)	(4.2)

Net loss applicable to common stock	$(59.7)	$(33.9)	$(112.4)	$(86.0)

Comprehensive loss:
Net loss	$(57.5)	$(31.8)	$(108.0)	$(81.8)
Foreign currency translation adjustments	(0.4)	2.5	0.3	1.7
Additional minimum pension liability adjustment	—	—	19.6	—
Effects of cash flows hedges	1.7	(1.2)	3.1	2.0

Comprehensive loss	$(56.2)	$(30.5)	$(85.0)	$(78.1)

Loss per common share:
Basic:
Net loss available for common stock	$(0.34)	$(0.19)	$(0.64)	$(0.49)

Diluted:
Net loss available for common stock	$(0.34)	$(0.19)	$(0.64)	$(0.49)

Weighted average common shares outstanding:
Basic	176.8	175.5	176.6	175.2

Diluted	176.8	175.5	176.6	175.2

(1)	Amounts have been revised from those previously reported to reflect the consolidation of the Company’s majority- owned investment in Leshan described in Note 1.

See accompanying notes to consolidated financial statements.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Quarter Ended		Six Months Ended
	July 4, 2003	June 28, 2002 (1)	July 4, 2003	June 28, 2002 (1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(57.5)	$(31.8)	$(108.0)	$(81.8)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	36.6	36.7	72.6	74.1
Loss on debt prepayment	—	6.5	3.5	6.5
Amortization of debt issuance costs and debt discount	2.4	2.0	4.6	3.6
Provision for excess inventories	2.3	4.0	6.3	14.7
Cumulative effect of accounting change	—	—	21.5	—
Non-cash impairment write-down of property, plant and equipment	10.5	8.4	10.5	8.4
Non-cash interest on junior subordinated note payable to Motorola	3.2	2.9	6.5	5.6
Non-cash write down of intangible asset	20.8	—	20.8	—
Deferred income taxes	—	3.9	(2.5)	4.6
Stock compensation expense	—	1.0	0.1	1.3
Other	1.3	2.4	3.2	3.0
Changes in assets and liabilities:
Receivables	(0.7)	5.8	(12.7)	(2.3)
Inventories	(7.4)	5.1	(18.4)	7.2
Other assets	(3.5)	1.1	4.1	—
Accounts payable	5.3	(15.0)	38.9	(15.4)
Accrued expenses	(0.7)	(13.7)	(16.0)	(10.9)
Income taxes payable	2.0	(4.5)	5.8	(2.7)
Accrued interest	5.1	17.4	(15.7)	16.5
Deferred income on sales to distributors	(3.9)	(2.8)	(6.5)	(24.1)
Other long-term liabilities	(3.7)	1.9	(1.9)	4.2

Net cash provided by operating activities	12.1	31.3	16.7	12.5

Cash flows from investing activities:
Purchases of property, plant and equipment	(18.4)	(15.0)	(24.6)	(27.8)
Acquisition of minority interests in consolidated subsidiaries	(1.8)	—	(1.8)	—
Proceeds from sales of property, plant and equipment	—	2.3	—	2.5

Net cash used in investing activities	(20.2)	(12.7)	(26.4)	(25.3)

Cash flows from financing activities:
Proceeds from debt issuance, net of discount	—	290.7	190.9	290.7
Proceeds from issuance of common stock under the employee stock purchase plan	0.2	0.4	0.4	1.2
Proceeds from stock option exercises	0.3	0.3	0.3	0.7
Payment of capital lease obligation	—	(0.4)	—	(1.1)
Payment of debt issuance costs	(1.3)	(11.4)	(10.6)	(11.4)
Repayment of long-term debt	—	(280.5)	(180.9)	(283.3)

Net cash provided by (used in) financing activities	(0.8)	(0.9)	0.1	(3.2)

Effect of exchange rate changes on cash and cash equivalents	0.1	1.0	0.4	0.9

Net increase (decrease) in cash and cash equivalents	(8.8)	18.7	(9.2)	(15.1)
Cash and cash equivalents, beginning of period	190.0	152.2	190.4	186.0

Cash and cash equivalents, end of period	$181.2	$170.9	$181.2	$170.9

(1)	Amounts have been revised from those previously reported to reflect the consolidation of the Company’s majority- owned investment in Leshan described in Note 1.

See accompanying notes to consolidated financial statements.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Note 1:  Background and Basis of Presentation

The accompanying consolidated financial statements include the accounts of ON Semiconductor Corporation and its wholly-owned and majority-owned subsidiaries, (collectively, the “Company”). Investments in companies that represent less than 20% of the related voting stock and over which the Company does not exert significant influence are accounted for on the cost basis. All material intercompany accounts and transactions have been eliminated.

In the second quarter of 2003, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, (FIN No. 46). FIN No. 46 requires that certain variable interest entities (“VIE’s”) be consolidated by the primary beneficiary, as that term is defined in FIN No. 46. The Company determined that its investment in Leshan-Phoenix Semiconductor Company Limited (“Leshan”) meets the definition of a VIE as its economic interest in Leshan is proportionately greater than its ownership interest and, therefore, the investment in Leshan should be consolidated under FIN No. 46. The Company had previously accounted for its investment in Leshan using the equity method as it does not have effective control over Leshan. While consolidation of the Company’s investment in Leshan did not impact the Company’s previously reported net income (loss) or stockholders’ equity (deficit), financial information of prior periods has been revised for comparative purposes as allowed by FIN No. 46.

The accompanying unaudited financial statements as of July 4, 2003 and for the three months and six months ended July 4, 2003 and June 28, 2002, respectively, have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of the Company’s management, the interim information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods. The footnote disclosures related to the interim financial information included herein are also unaudited. Such financial information should be read in conjunction with the consolidated financial statements and related notes thereto as of December 31, 2002 and for the year then ended included in the Company’s annual report on Form 10-K for the year ended December 31, 2002.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. Certain prior period amounts have been revised to conform to the current period presentation. These changes had no impact on previously reported net loss or stockholders’ equity (deficit).

Note 2:  Liquidity

During the quarter and six months ended July 4, 2003, the Company incurred a net loss of $57.5 million and $108.0 million, respectively, compared to a net loss of $31.8 million and $81.8 million, respectively, for the quarter and six months ended June 28, 2002. The Company’s net loss included restructuring, asset impairments and other charges of $34.6 million for the quarter and six months ended July 4, 2003 as compared to $3.1 million and $10.2 million for the quarter and six months ended June 28, 2002, respectively. The Company’s net loss for the first six months of 2003 also included a charge of $21.5 million relating to a change in accounting principle described in Note 3. Net cash provided by operating activities was $12.1 million and $16.7 million in the quarter

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

and six months ended July 4, 2003, respectively as compared to net cash provided by operating activities of $31.3 million and $12.5 million for the quarter and six months ended June 28, 2002, respectively.

At July 4, 2003, the Company had $181.2 million in cash and cash equivalents, net working capital of $196.5 million, term or revolving debt of $1,441.6 million and a stockholders’ deficit of $750.7 million. The Company’s long-term debt includes $520.7 million under its senior bank facilities; $292.0 million (net of discount) of its 13% second lien senior secured notes due 2008; $191.2 million (net of discount) of its 12% first lien senior secured notes due 2010; $260.0 million of its 12% senior subordinated notes due 2009; $133.4 million under a 10% junior subordinated note payable to Motorola due 2011; $23.4 million under a note payable to a Japanese bank due 2010; $20.0 million under a loan facility with a Chinese bank and $0.9 million under a capital lease obligation. The Company was in compliance with all of the covenants contained in its various debt agreements as of July 4, 2003 and expects to remain in compliance over the next twelve months.

The Company’s ability to service its long-term debt, to remain in compliance with the various covenants and restrictions contained in its credit agreements and to fund working capital, capital expenditures and business development efforts will depend on its ability to generate cash from operating activities which is subject to, among other things, its future operating performance as well as to general economic, financial, competitive, legislative, regulatory and other conditions, some of which may be beyond its control.

If the Company fails to generate sufficient cash from operations, it may need to raise additional equity or borrow additional funds to achieve its longer term objectives. There can be no assurance that such equity or borrowings will be available or, if available, will be at rates or prices acceptable to the Company. Although there can be no assurance, management believes that cash flow from operating activities coupled with existing cash balances will be adequate to fund the Company’s operating and capital needs as well as to enable it to maintain compliance with its various debt agreements through July 3, 2004. To the extent that results or events differ from the Company’s financial projections or business plans, its liquidity may be adversely impacted.

Note 3:  Accounting Change

During the second quarter of 2003, the Company changed its method of accounting for unrecognized net actuarial gains or losses relating to its defined benefit pension obligations. Historically, the Company amortized its net unrecognized actuarial gains or losses over the average remaining service lives of active plan participants, to the extent that such net gains or losses exceeded the greater of 10% of the related projected benefit obligation or plan assets. Effective January 1, 2003, the Company will no longer defer actuarial gains or losses but will recognize such gains and losses during the fourth quarter of each year, which is the period the Company’s annual pension plan actuarial valuations are prepared. Management believes that this change is to a preferable accounting method as actuarial gains or losses will be recognized currently in income rather than being deferred.

The impact of this change for periods prior to January 1, 2003 is a charge of $21.5 million or $0.12 per share, both before and after income taxes, and has been reflected as the cumulative effect of a change in accounting principle in the Company’s consolidated statement of operations and comprehensive loss for the six months ended July 4, 2003. The effect of the change on the quarter ended July 4, 2003 was to decrease the Company’s net loss by $1.6 million or $0.01 per share, both before and after income taxes. The effect of the change on the six months ended July 4, 2003 was to decrease the loss before cumulative effect of accounting change by $3.2 million or $0.02 per share, both before and after income taxes, and to increase the net loss by $18.3 million or $0.10 per share, both before and after income taxes. Absent the accounting change, the $21.5 million of net unrecognized actuarial losses at December 31, 2002 would have been recognized as an operating expense in future periods.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The effect of the accounting change on the quarter ended April 4, 2003 and the second quarter and six months ended June 28, 2002 is as follows (in millions, except per share data):

	Quarter Ended		Six Months Ended
	April 4, 2003	June 28, 2002(1)	June 28, 2002
	(Restated)	(Pro forma)	(Pro forma)
Reported loss before cumulative effect of accounting change	$(30.6)	$(31.8)	$(81.8)
Add back: Amortization of actuarial losses	1.6	1.2	2.5

Loss before cumulative effect of accounting change	(29.0)	(30.6)	(79.3)
Cumulative effect of accounting change	(21.5)	—	—

Net loss	$(50.5)	$(30.6)	$(79.3)

Loss per share:
Basic
Reported loss before cumulative effect of accounting change	$(0.19)	$(0.19)	$(0.49)
Add back: Amortization of actuarial losses	0.01	0.01	0.01

Loss before cumulative effect of accounting change	(0.18)	(0.19)	(0.48)
Cumulative effect of accounting change	(0.12)	—	—

Net loss per share	$(0.30)	$(0.19)	$(0.48)

Diluted
Reported loss before cumulative effect of accounting change	$(0.19)	$(0.19)	$(0.49)
Add back: Amortization of actuarial losses	0.01	0.01	0.01

Loss before cumulative effect of accounting change	(0.18)	(0.19)	(0.48)
Cumulative effect of accounting change	(0.12)	—	—

Net loss per share	$(0.30)	$(0.19)	$(0.48)

(1)	Certain amounts may not total due to rounding of individual components

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Note 4:  Balance Sheet Information

Balance sheet information is as follows (in millions):

	July 4, 2003	December 31, 2002(1)
Receivables, net:
Accounts receivable	$132.4	$117.3
Less: Allowance for doubtful accounts	(2.3)	(1.9)

	$130.1	$115.4

Inventories, net:
Raw materials	$18.7	$15.5
Work in process	116.0	109.8
Finished goods	82.1	81.9

Total inventory	216.8	207.2
Less: Inventory reserves	(41.2)	(43.7)

	$175.6	$163.5

Property, plant and equipment, net:
Land	$15.2	$15.0
Buildings	368.2	357.4
Machinery and equipment	1,022.8	1,055.0

Total property, plant and equipment	1,406.2	1,427.4
Less: Accumulated depreciation	(873.5)	(842.1)

	$532.7	$585.3

Goodwill, net:
Goodwill	$95.7	$95.7
Less: Accumulated amortization	(18.4)	(18.4)

	$77.3	$77.3

Intangible asset, net: (See Note 5)
Developed technology	$38.5	$59.3
Less: Accumulated amortization	(38.5)	(32.6)

	$—	$26.7

Other assets:
Debt issuance costs	$37.1	$33.7
Other	3.1	5.3

	$40.2	$39.0

Accrued expenses:
Accrued payroll	$31.7	$27.9
Sales related reserves	10.5	14.2
Restructuring reserves	11.1	19.5
Other	30.4	39.0

	$83.7	$100.6

Other long-term liabilities:
Accrued retirement benefits	$31.8	$33.7
Cash flow hedge liability	7.0	8.2
Other	1.3	1.0

	$40.1	$42.9

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	$(1.7)	$(2.0)
Minimum pension liability	—	(19.6)
Net unrealized losses and adjustments related to cash flow hedges	(9.0)	(12.1)
Unrealized losses on deferred compensation plan investments	(0.6)	(0.6)

	$(11.3)	$(34.3)

(1)	Amounts have been revised from those previously reported to reflect the consolidation of the Company’s majority-owned investment in Leshan described in Note 1.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The activity related to our warranty reserves for the six months ended July 4, 2003 is as follows (in millions):

Balance as of December 31, 2002	$2.7
Provision	—
Usage	(0.3)

Balance as of July 4, 2003	$2.4

Note 5:  Restructuring, Asset Impairments and Other

Activity related to the Company’s restructuring, asset impairments and other is as follows (in millions):

	Reserve Balance at 12/31/02	2003 Charges	2003 Usage	2003 Adjustments	Reserve Balance at 07/04/03
June 2003
Cash employee separation charges	$—	$0.4	$—	$—	$0.4
Cash exit costs	—	1.4	(1.0)	—	0.4
Non-cash fixed asset write-offs	—	10.5	(10.5)	—	—
Non-cash impairment of other long-lived assets	—	21.3	(21.3)	—	—

June 2003 restructuring reserve balance	—				0.8

December 2002
Cash employee separation charges	9.9	—	(5.3)	—	4.6
Cash exit costs	1.8	—	(1.0)	—	0.8

December 2002 restructuring reserve balance	11.7				5.4

June 2002
Cash employee separation charges	0.4	—	(0.4)	—	—
Cash exit costs	1.5	—	—	1.0	2.5

June 2002 restructuring reserve balance	1.9				2.5

March 2002
Cash employee separation charges	3.0	—	(2.0)	—	1.0

March 2002 restructuring reserve balance	3.0				1.0

December 2001
Cash employee separation charges	0.1	—	—	—	0.1

December 2001 restructuring reserve balance	0.1				0.1

June 2001
Cash employee separation charges	1.7	—	—	(1.7)	—
Cash exit costs	1.1	—	(1.5)	1.7	1.3

June 2001 restructuring reserve balance	2.8				1.3

	$19.5	$33.6	$(43.0)	$1.0	$11.1

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

June 2003 Restructuring, Asset Impairments and Other

In June 2003, the Company recorded charges totaling $13.3 million associated with its worldwide restructuring programs. The charges include $0.4 million to cover employee separation costs relating to the termination of approximately 16 employees, $1.4 million of lease and contract termination exit costs, $10.5 million of asset impairments and an additional $1.0 million associated with a supply contract that was terminated as part of the June 2002 restructuring program.

The employee separation costs reflected further reductions in general and administrative staffing levels primarily in the United States. As of the end of the second quarter of 2003, all impacted employees had been terminated, and the Company currently expects that the remaining employee separation cost reserve will be paid out by December 2003.

The lease and contract termination exit costs relate to the exit of certain sales and administrative offices in Bermuda and Europe and the termination of other purchase and supply agreements.

The $10.5 million of asset impairments included $3.3 million associated with an assembly and test packaging production line in Malaysia which was written down to estimated fair value based on its future net discounted cash flows. Additionally, the Company identified certain buildings, machinery, software and equipment that would no longer be used internally due to the continued consolidation of manufacturing and general and administrative functions primarily in the United States and recorded a charge of $7.2 million to write-down the remaining carrying value of these assets to their net realizable value.

In the second quarter of 2003, the Company also recorded non-cash impairment charges totaling $21.3 million including $20.8 million relating to the write-off of the developed technology intangible asset associated with the April 2000 purchase of Cherry Semiconductor Corporation and a $0.5 million write-off of a cost basis investment. Sustained price declines in certain product lines triggered an impairment analysis of the carrying value of the developed technology and resulted in the Company recording an impairment charge of $20.8 million. The Company measured the amount of the impairment charge by comparing the carrying value of the developed technology to its estimated fair value. The Company estimated future net cash flows associated with the developed technology using price, volume and cost assumptions that management considered to be reasonable in the circumstances. The Company will no longer incur amortization expense of approximately $3.0 million per quarter related to this intangible asset. As a result of the impairment of the developed technology, the Company evaluated the recoverability of the related goodwill that arose in connection with the acquisition of Cherry Semiconductor Corporation. The Company determined that the estimated fair value of the reporting unit containing the goodwill exceeded its related carrying amount. Accordingly, the goodwill was not considered to be impaired.

December 2002 Restructuring Program

The remaining restructuring reserves of $5.4 million at July 4, 2003 are comprised of $4.6 million and $0.8 million related to unpaid separation costs associated with approximately 130 terminated employees and lease termination and other exit costs, respectively. The Company expects to settle its remaining obligations related to this restructuring program by December 2003.

June 2002 Restructuring Program

The remaining restructuring reserve at July 4, 2003 relates to estimated termination charges associated with a supply agreement. The Company is currently in negotiations to settle this obligation.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

March 2002 Restructuring Program

The remaining restructuring reserve of $1.0 million at July 4, 2003 relates to the unpaid separation costs associated with terminated employees and the remaining 15 employees to be terminated under the program. The Company currently expects that the terminations will be completed by December 2003.

December 2001 Restructuring Program

As of July 4, 2003, all impacted employees had been terminated and the Company currently expects that the final severance payments will be made by September 2003.

June 2001 Restructuring Program

The Company reversed the $1.7 million employee separation charges reserve as all employees have been terminated under the program and all severance payments have been made. The Company recorded a charge of $1.7 million related to additional costs associated with the closure of the Guadalajara, Mexico facility. This reserve is expected to be utilized within three months after the sale of the Guadalajara facility.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Note 6:  Loss per Common Share

Basic loss per share is computed by dividing net income (loss) adjusted for dividends accrued on the Company’s redeemable preferred stock by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share generally assumes the conversion of the convertible redeemable preferred stock into common stock and also incorporates the incremental impact of shares issuable upon the assumed exercise of stock options if such conversions or exercises are dilutive. The number of incremental shares issuable upon the assumed conversion of the convertible redeemable preferred stock is calculated by applying the if-converted method. The number of incremental shares from the assumed exercise of stock options is calculated by applying the treasury stock method. For the quarters and six months ended July 4, 2003 and June 28, 2002, neither the conversion of the redeemable preferred stock nor the effect of stock option shares were included in the computation of diluted earnings per share as the related impact would have been anti-dilutive.

Earnings (loss) per share calculations for quarters and six months ended July 4, 2003 and June 28, 2002 are as follows (in millions, except per share data):

	Quarter Ended		Six Months Ended
	July 4,	June 28,	July 4,	June 28,
	2003	2002	2003(1)	2002
Net loss before reedemable preferred stock dividends and cumulative effect of accounting change	$(57.5)	$(31.8)	$(86.5)	$(81.8)
Less: Redeemable preferred stock dividends	(2.2)	(2.1)	(4.4)	(4.2)

Net loss applicable to common stock before cumulative effect of accounting change	(59.7)	(33.9)	(90.9)	(86.0)
Cumulative effect of accounting change	—	—	(21.5)	—

Net loss applicable to common stock	$(59.7)	$(33.9)	$(112.4)	$(86.0)

Basic weighted average common shares outstanding	176.8	175.5	176.6	175.2
Add incremental shares for :
Dilutive effect of stock options	—	—	—	—
Convertible redeemable preferred stock	—	—	—	—

Diluted weighted average common shares outstanding	176.8	175.5	176.6	175.2

Loss per share:

Basic
Net loss applicable to common stock before cumulative effect of accounting change	$(0.34)	$(0.19)	$(0.51)	$(0.49)
Cumulative effect of accounting change	—	—	(0.12)	—

Net loss applicable to common stock	$(0.34)	$(0.19)	$(0.64)	$(0.49)

Diluted
Net loss applicable to common stock before extraordinary loss and cumulative effect of accounting change	$(0.34)	$(0.19)	$(0.51)	$(0.49)
Cumulative effect of accounting change	—	—	(0.12)	—

Net loss applicable to common stock	$(0.34)	$(0.19)	$(0.64)	$(0.49)

(1)	Certain amounts may not total due to rounding of individual components.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

As a result of the net loss experienced for the quarter and six months ended July 4, 2003 and the quarter and six months ended June 28, 2002, the number of incremental common shares relating to the assumed conversion of the convertible redeemable preferred stock (40.1 million, 39.8 million, 37.1 million and 36.8 million, respectively) and employee stock options (3.2 million, 1.8 million, 2.6 million and 3.2 million, respectively) were excluded from the calculation as the related impacts were anti-dilutive. Common shares relating to employee stock options where the exercise price exceeded the average market price of the Company’s common shares during the periods were also excluded from the diluted earnings per share calculation, as the related impact was anti-dilutive. These excluded options totaled 11.6 million and 16.3 million in the quarter and six months ended July 4, 2003, respectively, and 2.7 million and 8.6 million in the quarter and six months ended June 28, 2002.

The Company accounts for employee stock options related to its common stock in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and provides the pro forma disclosures required by Statement of Financial Accounting Standards (“SFAS”) No. 123 “Accounting for Stock Based Compensation” (“SFAS No. 123”) as amended by SFAS No. 148 “Accounting for Stock Based Compensation—Transition and Disclosure”. The Company measures compensation expense relating to non-employee stock awards in accordance with SFAS No. 123.

Had the Company determined employee stock compensation expense in accordance with SFAS No. 123, the Company’s net loss for the quarters and six months ended July 4, 2003 and June 28, 2002 would have been increased to the pro forma amounts indicated below (in millions, except per share data):

	Quarter Ended		Six Months Ended
	July 4,	June 28,	July 4,	June 28,
	2003	2002	2003	2002
Net loss, as reported	$(57.5)	$(31.8)	$(108.0)	$(81.8)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	—	1.0	0.1	1.3
Less: Stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(4.0)	(3.9)	(7.5)	(7.4)

Pro forma net loss	(61.5)	(34.7)	(115.4)	(87.9)
Less: Redeemable preferred stock dividends	(2.2)	(2.1)	(4.4)	(4.2)

Pro forma net loss applicable to common stock	$(63.7)	$(36.8)	$(119.8)	$(92.1)

Earnings per share:
Basic—as reported	$(0.34)	$(0.19)	$(0.64)	$(0.49)

Basic—pro forma	$(0.36)	$(0.21)	$(0.68)	$(0.53)

Diluted—as reported	$(0.34)	$(0.19)	$(0.64)	$(0.49)

Diluted—pro forma	$(0.36)	$(0.21)	$(0.68)	$(0.53)

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The fair value of option grants during the respective periods has been estimated at the date of grant while the fair value of the discount on the shares sold under the 2000 Employee Stock Purchase Plan has been estimated at the beginning of the respective offering periods, both using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Quarter Ended		Six Months Ended
	July 4,	June 28,	July 4,	June 28,
Employee Stock Options	2003	2002	2003	2002
Expected life (in years)	5	5	5	5
Risk-free interest rate	2.98%	4.87%	3.03%	4.57%
Volatility	0.70	0.70	0.70	0.70

	Quarter Ended		Six Months Ended
	July 4,	June 28,	July 4,	June 28,
Employee Stock Purchase Plan	2003	2002	2003	2002
Expected life (in years)	0.25	0.25	0.25	0.25
Risk-free interest rate	1.12%	1.79%	1.17%	1.76%
Volatility	0.70	0.70	0.70	0.70

The weighted-average estimated fair value of employee stock options granted during the second quarters of 2003 and 2002 and the first six months of 2003 and 2002 was $0.81, $2.72, $0.77 and $2.22 per share, respectively. The weighted-average estimated fair value of the discount on the shares sold under the 2000 Employee Stock Purchase Plan during the second quarters of 2003 and 2002 and the first six months of 2003 and 2002 was $0.28, $1.14, $0.32 and $0.84 per share, respectively.

Note 7:  Long-Term Debt

Long-term debt at July 4, 2003 and December 31, 2002 consists of the following (dollars in millions):

	July 4, 2003			December 31, 2002(1)
	Amount of Facility	Interest Rate	Balance	Amount of Facility	Interest Rate	Balance
Senior Bank Facilities:
Tranche A	$200.0	6.70%	$4.8	$200.0	6.4375%	$6.6
Tranche B	325.0	6.70%	153.1	325.0	6.4375%	209.9
Tranche C	350.0	6.70%	164.9	350.0	6.4375%	226.0
Tranche D	200.0	6.70%	97.9	200.0	6.4375%	134.1
Tranche R	62.5	6.70%	62.5	—	—	—
Revolver	62.5	6.70%	37.5	150.0	6.4375%	125.0

			520.7			701.6
First-Lien Senior Secured Notes due 2010, 12% interest payable semi-annually,net of debt discount of $8.8			191.2			—
Second-Lien Senior Secured Notes due 2008, 13% interest effective Feburary 2003 payable semi-annually, net of debt discount of $ 8.0 and $8.6			292.0			291.4
12% Senior Subordinated Notes due 2009, interest payable semi-annually			260.0			260.0
10% Junior Subordinated Note to Motorola due 2011, interest compounded semi-annually, payable at maturity			133.4			126.9
2.25% Note payable to Japanese bank due 2010			23.4			23.3
Loan facility with a Chinese bank (currently 3.5%)			20.0			20.0
Capital lease obligation			0.9			—

			1,441.6			1,423.2
Less: Current maturities			(24.9)			(19.8)

			$1,416.7			$1,403.4

(1)	Amounts have been revised from those previously reported to reflect the consolidation of the Company’s majority owned investment in Leshan described in Note 1.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Annual maturities relating to the Company’s long-term debt as of July 4, 2003 are as follows (in millions):

Remainder of 2003	$12.3
2004	16.0
2005	155.8
2006	194.5
2007	176.8
Thereafter	886.2

Total	$1,441.6

In connection with the consolidation of Leshan described in Note 1, the Company’s long-term debt now includes a $20 million loan facility between Leshan and a Chinese Bank. Aggregate loans under this facility, which was entered into in November 2000, are comprised of $16 million of borrowings denominated in U.S. dollars and $4 million of borrowings denominated in Chinese Renminbi (based on current exchange rates). Interest on these loans is payable quarterly and accrues at a variable rate based on published market rates in China for six-year term loans (3.5% at July 4, 2003). Scheduled principal payments consist of $10.5 million due in the fourth quarter of 2003 and $9.5 million due in the first quarter of 2004. In regards to this loan facility, the Company is in refinancing discussions with the bank at this time. Under the current agreement the Company has the ability to extend the maturity of this loan for three years under the same terms and conditions.

The Company and SCI LLC are co-issuers of the First-Lien Notes (issued in March 2003), the Second-Lien Notes, and the Senior Subordinated Notes (collectively, “the Notes”.) The Company’s other domestic subsidiaries (collectively, the “Guarantor Subsidiaries”) fully and unconditionally guarantee on a joint and several basis, the Issuers’ obligations under the Notes. The Guarantor Subsidiaries include Semiconductor Components Industries of Rhode Island, Inc, an operating subsidiary, as well as holding companies whose net assets consist primarily of investments in the Company’s Czech subsidiaries, Leshan and nominal equity interests in certain of the Company’s other foreign subsidiaries. The Company’s remaining subsidiaries (collectively, the “Non-Guarantor Subsidiaries”) are not guarantors of the Notes.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The Company does not believe that separate financial statements and other disclosures concerning the Guarantor Subsidiaries would provide any additional information that would be material to investors in making an investment decision. Condensed consolidating financial information for the Issuers, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries is as follows (in millions):

	Issuers
	ON Semiconductor Corporation	SCI LLC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
As of July 4, 2003
Cash and cash equivalents	$—	$105.7	$—	$75.5	$—	$181.2
Receivables, net	—	38.8	—	91.3	—	130.1
Inventories, net	—	21.7	2.7	164.7	(13.5)	175.6
Other current assets	—	3.5	—	36.7	—	40.2

Total current assets	—	169.7	2.7	368.2	(13.5)	527.1
Property, plant and equipment, net	—	87.8	32.7	412.2	—	532.7
Goodwill	—	8.1	69.2	—	—	77.3
Investments and other assets	(681.1)	75.6	48.3	0.6	596.8	40.2

Total assets	$(681.1)	$341.2	$152.9	$781.0	$583.3	$1,177.3

Accounts payable	$—	$41.2	$3.0	$68.8	$—	$113.0
Accrued expenses and other current liabilities	—	99.7	1.1	50.6	1.9	153.3
Deferred income on sales to distributors	—	29.8	—	34.5	—	64.3

Total current liabilities	—	170.7	4.1	153.9	1.9	330.6
Long-term debt(1)	743.2	1,396.5	—	20.2	(743.2)	1,416.7
Other long-term liabilities	—	25.9	—	14.9	—	40.8
Intercompany(1)	(788.1)	(569.0)	145.8	425.5	785.8	—

Total liabilities	(44.9)	1,024.1	149.9	614.5	44.5	1,788.1
Minority interests in consolidated subsidiaries	—	—	—	—	25.4	25.4
Redeemable preferred stock	114.5	—	—	—	—	114.5
Stockholders’ equity (deficit)	(750.7)	(682.9)	3.0	166.5	513.4	(750.7)

Liabilities, minority interests and stockholders’ equity (deficit)	$(681.1)	$341.2	$152.9	$781.0	$583.3	$1,177.3

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

	Issuers
	ON Semiconductor Corporation	SCI LLC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
As of December 31, 2002
Cash and cash equivalents	$—	$121.5	$—	$68.9	$—	$190.4
Receivables, net	—	38.2	—	77.2	—	115.4
Inventories, net	—	25.4	0.5	150.8	(13.2)	163.5
Other current assets	—	7.1	0.1	38.6	—	45.8

Total current assets	—	192.2	0.6	335.5	(13.2)	515.1
Property, plant and equipment, net	—	104.4	33.5	447.4	—	585.3
Goodwill and other intangibles, net	—	8.1	95.9	—	—	104.0
Investments and other assets	(596.3)	68.0	47.2	1.3	518.8	39.0

Total assets	$(596.3)	$372.7	$177.2	$784.2	$505.6	$1,243.4

Accounts payable	$—	$25.3	$1.7	$47.1	$—	$74.1
Accrued expenses and other current liabilities	—	134.9	1.6	36.6	1.9	175.0
Deferred income on sales to distributors	—	32.3	—	38.5	—	70.8

Total current liabilities	—	192.5	3.3	122.2	1.9	319.9
Long-term debt(1)	551.4	1,372.2	—	31.2	(551.4)	1,403.4
Other long-term liabilities	—	28.3	—	16.8	—	45.1
Intercompany(1)	(595.7)	(621.7)	158.9	465.0	593.5	—

Total liabilities	(44.3)	971.3	162.2	635.2	44.0	1,768.4
Minority interests in consolidated subsidiaries	—	—	—	—	27.0	27.0
Redeemable preferred stock	110.1	—	—	—	—	110.1
Stockholders’ equity (deficit)	(662.1)	(598.6)	15.0	149.0	434.6	(662.1)

Liabilities, minority interests and stockholders’ equity (deficit)	$(596.3)	$372.7	$177.2	$784.2	$505.6	$1,243.4

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

	Issuers
	ON Semiconductor Corporation	SCI LLC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
For the quarter ended July 4, 2003
Revenues	$—	$125.2	$36.9	$333.4	$(239.3)	$256.2
Cost of sales	—	126.4	10.8	288.4	(242.8)	182.8

Gross profit	—	(1.2)	26.1	45.0	3.5	73.4

Research and development	—	1.1	3.4	12.5	—	17.0
Selling and marketing	—	8.7	0.2	6.7	—	15.6
General and administrative	—	5.6	—	15.5	—	21.1
Amortization of intangible	—	—	2.9	—	—	2.9
Restructuring, asset impairments and other	—	6.0	20.8	7.8	—	34.6

Total operating expenses	—	21.4	27.3	42.5	—	91.2

Operating income (loss)	—	(22.6)	(1.2)	2.5	3.5	(17.8)
Interest expense, net	—	(25.9)	(4.7)	(7.9)	—	(38.5)
Equity in earnings	(57.5)	(6.3)	(2.5)	—	66.3	—

Income (loss) before income taxes and minority interests	(57.5)	(54.8)	(8.4)	(5.4)	69.8	(56.3)
Income tax provision	—	(0.9)	—	(1.4)	—	(2.3)
Minority interests	—	—	—	—	1.1	1.1

Net loss	$(57.5)	$(55.7)	$(8.4)	$(6.8)	$70.9	$(57.5)

For the quarter ended June 28, 2002
Revenues	$—	$143.8	$13.0	$347.3	$(223.5)	$280.6
Cost of sales	—	141.6	14.5	270.8	(228.4)	198.5

Gross profit	—	2.2	(1.5)	76.5	4.9	82.1

Research and development	—	0.5	5.6	10.1	—	16.2
Selling and marketing	—	8.0	0.4	6.8	—	15.2
General and administrative	—	19.8	(0.6)	7.5	—	26.7
Amortization of intangible	—	—	3.0	—	—	3.0
Restructuring, asset impairments and other charges	—	(0.5)	0.5	3.1	—	3.1

Total operating expenses	—	27.8	8.9	27.5	—	64.2

Operating income (loss)	—	(25.6)	(10.4)	49.0	4.9	17.9
Interest expense, net	—	(20.3)	(6.3)	(11.0)	—	(37.6)
Loss on debt prepayment and other(2)	—	(46.9)	—	40.4	—	(6.5)
Equity in earnings	(31.8)	58.9	2.5	—	(29.6)	—

Income (loss) before income taxes and minority interests	(31.8)	(33.9)	(14.2)	78.4	(24.7)	(26.2)
Income tax provision	—	(0.3)	—	(3.7)	—	(4.0)
Minority interests	—	—	—	—	(1.6)	(1.6)

Net income (loss)	$(31.8)	$(34.2)	$(14.2)	$74.7	$(26.3)	$(31.8)

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

	Issuers		Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	ON Semiconductor Corporation(3)	SCI LLC
For the six months ended July 4, 2003
Revenues	$—	$261.7	$52.4	$684.6	$(473.0)	$525.7
Cost of sales	—	247.2	22.0	581.4	(472.7)	377.9

Gross profit	—	14.5	30.4	103.2	(0.3)	147.8

Research and development	—	6.7	6.9	21.1	—	34.7
Selling and marketing	—	17.6	0.3	13.8	—	31.7
General and administrative	—	18.3	—	24.1	—	42.4
Amortization of goodwill and other intangibles	—	—	5.9	—	—	5.9
Restructuring, asset impairments and other	—	6.0	20.8	7.8	—	34.6

Total operating expenses	—	48.6	33.9	66.8	—	149.3

Operating income (loss)	—	(34.1)	(3.5)	36.4	(0.3)	(1.5)
Interest expense, net	—	(50.7)	(9.6)	(16.6)	—	(76.9)
Loss on debt prepayment and other	—	(3.5)	—	—	—	(3.5)
Equity in earnings	(108.0)	3.5	(0.6)	—	105.1	—

Income (loss) before income taxes and minority interests	(108.0)	(84.8)	(13.7)	19.8	104.8	(81.9)
Income tax provision	—	(1.8)	—	(2.7)	—	(4.5)
Minority interests	—	—	—	—	(0.1)	(0.1)

Loss before cumulative effect of accounting change	(108.0)	(86.6)	(13.7)	17.1	104.7	(86.5)
Cumulative effect of accounting change	—	(21.5)	—	—	—	(21.5)

Net loss	$(108.0)	$(108.1)	$(13.7)	$17.1	$104.7	$(108.0)

Net cash provided by (used in) operating activities	—	(13.8)	4.7	25.8	(0.0)	16.7

Cash flows from investing activities:
Purchases of property, plant and equipment	—	(7.5)	(4.6)	(12.5)	—	(24.6)
Equity injections from Parent	—	(1.7)	—	—	1.7	—
Acquisition of minority interest	—	—	(1.8)	—	—	(1.8)
Proceeds from sales of property, plant and equipment	—	—	—	—	—	—

Net cash used in investing activities	—	(9.2)	(6.4)	(12.5)	1.7	(26.4)

Cash flows from financing activities:
Intercompany loans	—	(166.9)	—	166.9	—	—
Intercompany loan repayments	—	174.0	—	(174.0)	—	—
Proceeds from debt issuance, net of discount	—	190.9	—	—	—	190.9
Payment of debt issuance costs	—	(10.6)	—	—	—	(10.6)
Repayment of long term debt	—	(180.9)	—	—	—	(180.9)
Equity injections from Parent	—	—	1.7	—	(1.7)	—
Proceeds from issuance of common stock under the employee stock purchase plan	—	0.7	—	—	—	0.7

Net cash provided (used in) by financing activities	—	7.2	1.7	(7.1)	(1.7)	0.1

Effect of exchange rate changes on cash and cash equivalents	—	—	—	0.4	—	0.4

Net increase in cash and cash equivalents	—	(15.8)	—	6.6	—	(9.2)
Cash and cash equivalents, beginning of period	—	121.5	—	68.9	—	190.4

Cash and cash equivalents, end of period	$—	$105.7	$—	$75.5	$—	$181.2

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

	Issuers		Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	ON Semiconductor Corporation(3)	SCI LLC
For the six months ended June 28, 2002
Revenues	$—	$271.4	$33.7	$674.8	$(428.3)	$551.6
Cost of sales	—	274.4	29.9	540.0	(436.7)	407.6

Gross profit	—	(3.0)	3.8	134.8	8.4	144.0

Research and development	—	10.8	6.8	15.9	—	33.5
Selling and marketing	—	15.4	0.9	13.5	—	29.8
General and administrative	—	36.4	(0.6)	20.1	—	55.9
Amortization of intangible	—	—	6.0	—	—	6.0
Restructuring, asset impairments and other	—	6.6	0.5	3.1	—	10.2

Total operating expenses	—	69.2	13.6	52.6	—	135.4

Operating income (loss)	—	(72.2)	(9.8)	82.2	8.4	8.6
Interest expense, net	—	(39.4)	(11.0)	(23.2)	—	(73.6)
Loss on debt prepayment and other(2)	—	(46.9)	—	40.4	—	(6.5)
Equity earnings	(81.8)	100.4	2.0	—	(20.6)	—

Income (loss) before income taxes and minority interests	(81.8)	(58.1)	(18.8)	99.4	(12.2)	(71.5)
Income tax provision	—	(2.0)	—	(6.1)	—	(8.1)
Minority interests	—	—	—	—	(2.2)	(2.2)

Net income (loss)	$(81.8)	$(60.1)	$(18.8)	$93.3	$(14.4)	$(81.8)

Net cash provided by (used in) operating activities	$—	$(151.8)	$0.1	$164.2	$—	$12.5

Cash flows from investing activities:
Purchases of property, plant and equipment	—	(3.2)	(0.2)	(24.4)	—	(27.8)
Proceeds from sales of property, plant and equipment	—	0.9	—	1.6	—	2.5

Net cash used in investing activities	—	(2.3)	(0.2)	(22.8)	—	(25.3)

Cash flows from financing activities:
Intercompany loans	—	(137.6)	—	137.6	—	—
Intercompany loan repayments	—	250.7	—	(250.7)	—	—
Proceed from debt issuance, net of closing costs and discount	—	279.3	—	—	—	279.3
Payments on capital lease obligation	—	(1.1)	—	—	—	(1.1)
Repayment of long term debt	—	(283.3)	—	—	—	(283.3)
Proceeds from exercise of stock options and issuance of common stock under the employee stock purchase plan	—	1.9	—	—	—	1.9

Net cash provided by financing activities	—	109.9	—	(113.1)	—	(3.2)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	0.9	—	0.9

Net increase (decrease) in cash and cash equivalents	—	(44.2)	(0.1)	29.2	—	(15.1)
Cash and cash equivalents, beginning of period	—	124.9	0.1	61.0	—	186.0

Cash and cash equivalents, end of period	$—	$80.7	$(0.0)	$90.2	$—	$170.9

(1)	For purposes of this presentation, the Senior Subordinated Notes, Second-Lien Notes, and First-Lien Notes have been reflected in the condensed balance sheets of both the Company and SCI LLC with the appropriate offset reflected in the eliminations column. Interest expense and debt discount amortization has been allocated to SCI LLC only.
(2)	Includes the effects of a $40.4 million intercompany loan write-off in connection with the closure of the Company’s Guadalajara, Mexico facility.
(3)	The Company is a holding company and has no operations apart from those of its operating subsidiaries. Additionally, the Company does not maintain a bank account; rather, SCI LLC, its primary operating subsidiary, processes all of its cash receipts and disbursements on its behalf.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Note 8:  Commitments and Contingencies

Other Contingencies

The Company’s manufacturing facility in Phoenix, Arizona is located on property that is a “Superfund” site, a property listed on the National Priorities List and subject to clean-up activities under the Comprehensive Environmental Response, Compensation, and Liability Act. Motorola is actively involved in the cleanup of on-site solvent contaminated soil and groundwater and off-site contaminated groundwater pursuant to consent decrees with the State of Arizona. As part of the Company’s August 4, 1999 recapitalization, Motorola has retained responsibility for this contamination, and has agreed to indemnify the Company with respect to remediation costs and other costs or liabilities related to this matter.

The Company is a party to a variety of agreements entered into in the ordinary course of business pursuant to which it may be obligated to indemnify the other parties for certain liabilities that arise out of or relate to the subject matter of the agreements. Some of the agreements entered into by the Company require it to indemnify the other party against losses due to intellectual property infringement, property damage including environmental contamination, personal injury, failure to comply with applicable laws, the Company’s negligence or willful misconduct, or breach of representations and warranties and covenants related to such matters as title to sold assets.

The Company is a party to various agreements with Motorola which were entered into in connection with the Company’s separation from Motorola. Pursuant to these agreements, the Company has agreed to indemnify Motorola for losses due to, for example, breach of representations and warranties and covenants, damages arising from assumed liabilities or relating to allocated assets, and for specified environmental matters. The Company’s obligations under these agreements may be limited in terms of time and/or amount and payment by the Company is conditioned on Motorola making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the Company to challenge Motorola’s claims.

The Company and its subsidiaries provide for indemnification of directors, officers and other persons in accordance with limited liability agreements, certificates of incorporation, by-laws, articles of association or similar organizational documents, as the case may be. The Company maintains directors’ and officers’ insurance, which should enable it to recover a portion of any future amounts paid.

In addition to the above, from time to time the Company provides standard representations and warranties to counterparties in contracts in connection with sales of our securities and the engagement of financial advisors and also provides indemnities that protect the counterparties to these contracts in the event they suffer damages as a result of a breach of such representations and warranties or in certain other circumstances relating to the sale of securities or their engagement by the Company.

While the Company’s future obligations under certain agreements may contain limitations on liability for indemnification, other agreements do not contain such limitations and under such agreements it is not possible to predict the maximum potential amount of future payments due to the conditional nature of the Company’s obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the Company under any of these indemnities have not had a material effect on the Company’s business, financial condition, and results of operations or cash flows. Additionally, the Company does not believe that any amounts that it may be required to pay under these indemnities in the future will be material to the Company’s business, financial condition, results of operations or cash flows.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Legal Matters

The Company is involved in a variety of legal matters that arose in the normal course of business. Based on information currently available, management does not believe that the ultimate resolution of these matters, including the matters described in the next paragraphs, will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

During the period July 5, 2001 through July 27, 2001, the Company was named as a defendant in three shareholder class action lawsuits that were filed in federal court in New York City against the Company, certain of its former officers, current and former directors of the Company, and the underwriters for its initial public offering. The lawsuits allege violations of the federal securities laws and have been docketed in the U.S. District Court for the Southern District of New York as: Abrams v. ON Semiconductor Corp., et al., C.A. No. 01-CV-6114; Breuer v. ON Semiconductor Corp., et al., C.A. No. 01-CV-6287; and Cohen v. ON Semiconductor Corp., et al., C.A. No. 01-CV-6942. On April 19, 2002, the plaintiffs filed a single consolidated amended complaint that supersedes the individual complaints originally filed. The amended complaint alleges, among other things, that the underwriters of the Company’s initial public offering improperly required their customers to pay the underwriters excessive commissions and to agree to buy additional shares of the Company’s common stock in the aftermarket as conditions of receiving shares in the Company’s initial public offering. The amended complaint further alleges that these supposed practices of the underwriters should have been disclosed in the Company’s initial public offering prospectus and registration statement. The amended complaint alleges violations of both the registration and antifraud provisions of the federal securities laws and seeks unspecified damages. The Company understands that various other plaintiffs have filed substantially similar class action cases against approximately 300 other publicly traded companies and their public offering underwriters in New York City, which along with the cases against the Company have all been transferred to a single federal district judge for purposes of coordinated case management. The Company believes that the claims against it are without merit and has defended the litigation vigorously. The litigation process is inherently uncertain, however, and the Company cannot guarantee that the outcome of these claims will be favorable for it.

On July 15, 2002, together with the other issuer defendants, the Company filed a collective motion to dismiss the consolidated, amended complaints against the issuers on various legal grounds common to all or most of the issuer defendants. The underwriters also filed separate motions to dismiss the claims against them. In addition, the parties have stipulated to the voluntary dismissal without prejudice of the Company’s individual former officers and current and former directors who were named as defendants in its litigation, and they are no longer parties to the litigation. On February 19, 2003, the Court issued its ruling on the motions to dismiss filed by the underwriter and issuer defendants. In that ruling, the Court granted in part and denied in part those motions. As to the claims brought against the Company under the antifraud provisions of the securities laws, the Court dismissed all of these claims with prejudice, and refused to allow plaintiffs the opportunity to re-plead these claims. As to the claims brought under the registration provisions of the securities laws, which do not require that intent to defraud be pleaded, the Court denied the motion to dismiss these claims as to the Company and as to substantially all of the other issuer defendants as well. The Court also denied the underwriter defendants’ motion to dismiss in all respects.

In June 2003, upon the determination of a special independent committee of the Board of Directors, the Company elected to participate in a proposed settlement with the plaintiffs in this litigation. If ultimately approved by the Court, this proposed settlement would result in a dismissal, with prejudice, of all claims in the litigation against the Company and against any of the other issuer defendants who elect to participate in the proposed settlement, together with the current or former officers and directors of participating issuers who were named as individual defendants. The proposed settlement does not provide for the resolution of any claims

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

against the underwriter defendants, and the litigation against those defendants is continuing. The proposed settlement provides that the class members in the class action cases brought against the participating issuer defendants will be guaranteed a recovery of $1 billion by insurers of the participating issuer defendants. If recoveries totaling less than $1 billion are obtained by the class members from the underwriter defendants, the class members will be entitled to recover the difference between $1 billion and the aggregate amount of those recoveries from the participating issuer defendants. If recoveries totaling $1 billion or more are obtained by the class members from the underwriter defendants, however, the monetary obligations to the class members under the proposed settlement will be satisfied. In addition, the Company and any other participating issuer defendants will be required to assign to the class members certain claims that they may have against the underwriters of their initial public offerings.

The proposed settlement contemplates that any amounts necessary to fund the settlement or settlement-related expenses would come from participating issuers’ directors and officers liability insurance policy proceeds as opposed to funds of the participating issuer defendants themselves. A participating issuer defendant could be required to contribute to the costs of the settlement if that issuer’s insurance coverage were insufficient to pay that issuer’s allocable share of the settlement costs. The Company expects that its insurance proceeds will be sufficient for these purposes and that it will not otherwise be required to contribute to the proposed settlement. Consummation of the proposed settlement is conditioned upon, among other things, negotiating, executing, and filing with the Court final settlement documents, and final approval by the Court. If the proposed settlement described above is not consummated, however, the Company intends to continue to defend the litigation vigorously. While the Company can make no promises or guarantees as to the outcome of these proceedings, we believe that the final result of these actions will have no material effect on the Company’s consolidated financial condition, results of operations or cash flows.

Note 9:  Related Party Transactions

Related party activities between the Company and Motorola, excluding those separately disclosed in the accompanying financial statements are as follows (in millions):

	Quarter Ended		Six Months Ended
	July 4,	June 28,	July 4,	June 28,
	2003	2002	2003	2002
Cash paid for:
Purchases of manufacturing services from Motorola	$2.0	$4.3	$3.9	$7.5

Cost of other services, rent and equipment purchased from Motorola	$—	$0.4	$0.4	$0.9

Cash received for:
Freight sharing agreement with Motorola	$—	$8.1	$—	$13.8

Rental of property and equipment to Motorola	$2.2	$2.2	$4.4	$4.7

Product sales to Motorola	$18.7	$23.0	$34.1	$47.1

Note 10:  Recent Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, “Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections as of April 2002.” SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements” and excludes extraordinary item treatment for gains and losses associated with the extinguishment of debt that do not meet the Accounting Principles Board (“APB”)

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” criteria. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods that does not meet the criteria in APB No. 30 for classification as an extraordinary item is required to be reclassified. SFAS No. 145 also amends FASB Statement No. 13, “Accounting for Leases” and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company adopted SFAS No. 145 effective January 1, 2003, which required the reclassification within the consolidated statement of operations and comprehensive loss of losses on debt prepayments previously classified as extraordinary items which totaled $6.5 million for the quarter of six months ended June 28, 2002.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated by the Company after December 31, 2002. The Company applied the provisions of SFAS No. 146 to its 2003 restructuring activities described in Note 5 “Restructuring, Asset Impairments and Other”.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement 123.” SFAS No. 148 provides alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in annual and interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 were effective for the Company’s fiscal year 2002. The interim disclosure requirements were effective in the first quarter of 2003 and are provided in Note 6. The Company has no plans to change to the fair value based method of accounting for stock-based employee compensation.

In November 2002, the FASB issued Interpretation No. 45 (“FIN No. 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 also expands the disclosures required to be made by a guarantor about its obligations under certain guarantees that it has issued. Initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified. The disclosure requirements are effective immediately and such disclosures have been included in Note 4 “Balance Sheet Information” and Note 8 “Commitments and Contingencies.” The adoption of FIN No. 45 did not have a material effect on the Company’s financial condition or results of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and hedging activities that fall within the scope of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 149 is

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The Company is currently evaluating the impact that this pronouncement will have on its financial condition and results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. SFAS No. 150 specifies that freestanding financial instruments within its scope constitute obligations of the issuer that must be classified as liabilities. Such freestanding financial instruments include mandatorily redeemable financial instruments, obligations to repurchase the issuer’s equity shares by transferring assets, and certain obligations to issue a variable number of shares. SFAS No. 150 is effective immediately for all financial instruments entered into or modified after May 31, 2003. For all other instruments, SFAS No. 150 is effective at the beginning of the third quarter of 2003. The Company does not currently have any financial instruments that fall within the scope of SFAS No. 150.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders

of ON Semiconductor Corporation

In our opinion, the accompanying consolidated balance sheet and the related statements of operations, of stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of ON Semiconductor Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 4 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets effective January 1, 2002 as well as its methods of accounting for sales to distributors, derivative financial instruments and hedging activities effective January 1, 2001.

As described in Note 22 to the consolidated financial statements, the Company has restated its consolidated financial statements to reflect the consolidation of its investment in Leshan-Phoenix Semiconductor Company Limited upon adoption of Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 in the second quarter of 2003. As also described in Note 22, the Company has reclassified losses on debt prepayments within its consolidated statement of operations.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP

Phoenix, Arizona

February 5, 2003, except for Note 9

for which the date is March 3, 2003

and Note 22 for which the date is

September 2, 2003

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions, except share data)

	December 31, 2002	December 31, 2001
	(in millions, except share data)
ASSETS
Cash and cash equivalents	$190.4	$186.0
Receivables, net (including $4.7 and $22.0 due from Motorola)	115.4	135.6
Inventories, net	163.5	185.6
Other current assets	39.4	36.7
Deferred income taxes	6.4	9.2

Total current assets	515.1	553.1
Property, plant and equipment, net	585.3	686.5
Deferred income taxes	—	1.3
Goodwill	77.3	77.3
Intangible asset, net	26.7	38.6
Other assets	39.0	42.4

Total assets	$1,243.4	$1,399.2

LIABILITIES, MINORITY INTERESTS, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Accounts payable (including $0.1 and $4.0 payable to Motorola)	$74.1	$109.8
Accrued expenses (including $0.7 and $11.7 payable to Motorola)	100.6	105.0
Income taxes payable	11.0	8.0
Accrued interest	43.6	13.4
Deferred income on sales to distributors	70.8	99.4
Current portion of long-term debt	19.8	12.4

Total current liabilities	319.9	348.0
Long-term debt (including $126.9 and $115.2 payable to Motorola)	1,403.4	1,394.5
Other long-term liabilities	42.9	48.4
Deferred income taxes	2.2	—

Total liabilities	1,768.4	1,790.9

Commitments and contingencies (see Note 17)	—	—

Minority interests in consolidated subsidiaries	27.0	24.1

Series A cumulative convertible, redeemable preferred stock ($0.01 par value, 100,000 shares authorized, 10,000 shares issued and outstanding; 8% annual dividend rate; liquidation value—$100.0 plus $10.9 and $2.4 of accrued dividends)	110.1	101.6

Common stock ($0.01 par value, 500,000,000 shares authorized, 176,439,900 and 174,653,586 shares issued and outstanding)	1.8	1.7
Additional paid-in capital	737.4	738.8
Accumulated other comprehensive income (loss)	(34.3)	(32.8)
Accumulated deficit	(1,367.0)	(1,225.1)

Total stockholders’ equity (deficit)	(662.1)	(517.4)

Total liabilities, minority interests, redeemable preferred stock and stockholders’ equity (deficit)	$1,243.4	$1,399.2

See accompanying notes to consolidated financial statements.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(in millions, except per share data)

	Year Ended December 31,
	2002	2001	2000
	(In millions except per share data)
Revenues (including $88.3, $100.9, and $211.1 from Motorola)	$1,093.7	$1,223.2	$2,083.3
Cost of sales	795.9	995.9	1,354.2

Gross profit	297.8	227.3	729.1

Operating expenses:
Research and development	67.9	80.9	69.2
Selling and marketing	61.2	74.8	100.1
General and administrative	102.1	130.9	233.4
Amortization of intangibles	11.9	22.6	16.8
Write-off of acquired in-process research and development	—	—	26.9
Restructuring, asset impairments and other	27.7	150.4	4.8

Total operating expenses	270.8	459.6	451.2

Operating income (loss)	27.0	(232.3)	277.9

Other income (expenses), net:
Interest expense, net	(149.5)	(139.6)	(135.3)
Equity in earnings of joint ventures	(0.6)	—	1.1
Gain on sale of investment in joint venture	—	3.1	—
Loss on debt prepayment	(6.5)	—	(29.2)

Other income (expenses), net	(156.6)	(136.5)	(163.4)

Income (loss) before income taxes, minority interests and cumulative effect of accounting change	(129.6)	(368.8)	114.5
Income tax benefit (provision)	(9.5)	(345.8)	(39.0)
Minority interests	(2.8)	(0.4)	(4.4)

Net loss before cumulative effect of accounting change	(141.9)	(715.0)	71.1
Cumulative effect of accounting change (net of income taxes of $38.8)	—	(116.4)	—

Net income (loss)	(141.9)	(831.4)	71.1
Less: Accretion of beneficial conversion feature relating to convertible redeemable preferred stock	—	(13.1)	—
Less: Redeemable preferred stock dividends	(8.5)	(2.4)	(8.8)

Net income (loss) applicable to common stock	$(150.4)	$(846.9)	$62.3

Earnings (loss) per common share:
Basic:
Net income (loss) available to common stock before cumulative effect of accounting change	$(0.86)	$(4.21)	$0.39
Cumulative effect of accounting change	—	(0.67)	—

Net (loss) income applicable to common stock	$(0.86)	$(4.88)	$0.39

Diluted:
Net income (loss) applicable to common stock before cumulative effect of accounting change	$(0.86)	$(4.21)	$0.38
Cumulative effect of accounting change	—	(0.67)	—

Net (loss) income applicable to common stock	$(0.86)	$(4.88)	$0.38

Weighted average common shares outstanding:
Basic	175.6	173.6	160.2

Diluted	175.6	173.6	165.6

See accompanying notes to consolidated financial statements.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Number of Shares	At Par Value
	(In millions, except share data)
Balances at December 31, 1999	136,666,666	$1.4	$204.2	$2.7	$(456.0)	$(247.7)
Shares issued in connection with initial public offering	34,500,000	0.3	514.4	—	—	514.7
Stock options exercised	601,646	—	0.9	—	—	0.9
Tax benefit of stock option exercises	—	—	3.3	—	—	3.3
Stock compensation expense	—	—	0.7	—	—	0.7
Redeemable preferred stock dividends	—	—	—	—	(8.8)	(8.8)
Shares issued under employee stock purchase plan	978,123	—	6.9	—	—	6.9
Comprehensive income (loss):
Net income	—	—	—	—	71.1	71.1
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	—	—	—	(3.1)	—	(3.1)
Additional minimum pension liability	—	—	—	(0.3)	—	(0.3)

Other comprehensive loss	—	—	—	(3.4)		(3.4)

Comprehensive income	—	—	—	—	—	67.7

Balances at December 31, 2000	172,746,435	1.7	730.4	(0.7)	(393.7)	337.7
Stock options exercised	648,132	—	0.9	—	—	0.9
Tax benefit of stock option exercises	—	—	0.7	—	—	0.7
Stock compensation expense	—	—	5.0	—	—	5.0
Redeemable preferred stock dividends	—	—	(2.4)	—	—	(2.4)
Shares issued under the employee stock purchase plan	1,259,019	—	4.2	—	—	4.2
Beneficial conversion feature relating to convertible redeemable preferred stock	—	—	13.1	—	—	13.1
Accretion of beneficial conversion feature relating to convertible redeemable preferred stock	—	—	(13.1)	—	—	(13.1)
Comprehensive income (loss):
Net loss	—	—	—	—	(831.4)	(831.4)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	—	—	—	(3.9)	—	(3.9)
Additional minimum pension liability	—	—	—	(13.5)	—	(13.5)
Cumulative effect of accounting change	—	—	—	(5.7)	—	(5.7)
Effects of cash flow hedges	—	—	—	(9.0)	—	(9.0)

Other comprehensive loss	—	—	—	(32.1)	—	(32.1)

Comprehensive loss	—	—	—	—	—	(863.5)

Balances at December 31, 2001	174,653,586	1.7	738.8	(32.8)	(1,225.1)	(517.4)
Stock options exercised	757,185	0.1	1.1	—	—	1.2
Tax benefit of stock option exercises	—	—	0.1	—	—	0.1
Stock compensation expense	—	—	4.5		—	4.5
Redeemable preferred stock dividends	—	—	(8.5)	—	—	(8.5)
Shares issued under the employee stock purchase plan	1,029,129	—	1.4	—	—	1.4
Comprehensive income (loss), net of tax:
Net loss	—	—	—	—	(141.9)	(141.9)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	—	—	—	2.3	—	2.3
Additional minimum pension liability	—	—	—	(5.8)	—	(5.8)
Unrealized losses on deferred compensation plan investments	—	—	—	(0.6)	—	(0.6)
Effects of cash flow hedges	—	—	—	2.6	—	2.6

Other comprehensive loss				(1.5)	—	(1.5)

Comprehensive loss	—	—	—	—	—	(143.4)

Balances at December 31, 2002	176,439,900	$1.8	$737.4	$(34.3)	$(1,367.0)	$(662.1)

See accompanying notes to consolidated financial statement

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2002	2001	2000
	(in millions)
Cash flows from operating activities:
Net income (loss)	$(141.9)	$(831.4)	$71.1
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	148.0	177.1	167.5
Write-off of acquired in-process research and development	—	—	26.9
Loss on debt prepayment	6.5	—	29.2
Amortization of debt issuance costs and debt discount	8.1	6.0	5.9
Provision for excess inventories	16.0	50.9	44.1
Cumulative effect of accounting change	—	155.2	—
Non-cash impairment of property, plant and equipment	12.4	56.2	—
Non-cash interest on junior subordinated note payable to Motorola	11.7	10.7	9.6
Gain on sale of investment in joint venture	—	(3.1)	—
Deferred income taxes	7.1	317.1	(11.6)
Stock compensation expense	4.5	5.0	0.7
Other	3.0	1.2	3.5
Changes in assets and liabilities:
Receivables	22.4	134.5	3.5
Inventories	6.4	23.0	(76.5)
Other assets	(9.1)	(6.0)	(27.2)
Accounts payable	(35.9)	(63.2)	43.2
Accrued expenses	(6.3)	(62.3)	43.1
Income taxes payable	3.1	(14.6)	(4.9)
Accrued interest	19.8	5.7	(12.2)
Deferred income on sales to distributors	(28.6)	(82.8)	—
Other long-term liabilities	(0.8)	4.4	(3.7)

Net cash provided by (used in) operating activities	46.4	(116.4)	312.2

Cash flows from investing activities:
Purchases of property, plant and equipment	(40.5)	(149.0)	(254.1)
Investment in business, net of cash acquired	—	—	(253.2)
Acquisition of minority interests in consolidated subsidiaries	—	(0.1)	(1.5)
Investments in and advances to joint ventures	—	(0.5)	(2.5)
Proceeds from sale of investment in joint venture	—	20.4	—
Proceeds from sales of property, plant and equipment	4.5	13.8	18.1

Net cash provided by (used in) investing activities	(36.0)	(115.4)	(493.2)

Cash flows from financing activities:
Proceeds from initial public offering, net of offering expenses	—	—	514.8
Proceeds from debt issuance, net of discount	290.7	—	—
Proceeds from senior credit facilities and other borrowings	—	134.5	236.6
Proceeds from issuance of convertible, redeemable preferred stock, net of issuance costs	—	99.2	—
Proceeds from issuance of common stock under the employee stock purchase plan	1.4	4.2	6.9
Proceeds from stock option exercises	1.2	0.9	0.9
Payment of debt issuance costs	(12.1)	(5.1)	(3.2)
Payment of capital lease obligation	(1.1)	(1.9)	—
Repayment of senior credit facilities, including prepayment penalty in 2000	(287.1)	(5.6)	(131.5)
Repayment of senior subordinated notes, including prepayment penalty	—	—	(156.8)
Redemption of redeemable preferred stock, including accrued dividends	—	—	(228.4)

Net cash provided by (used in) financing activities	(7.0)	226.2	239.3

Effect of exchange rate changes on cash and cash equivalents	1.0	0.8	(0.1)

Net increase (decrease) in cash and cash equivalents	4.4	(4.8)	58.2
Cash and cash equivalents, beginning of period	186.0	190.8	132.6

Cash and cash equivalents, end of period	$190.4	$186.0	$190.8

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:    Background and Basis of Presentation

ON Semiconductor Corporation, together with its wholly and majority-owned subsidiaries (the “Company”), is one of the largest independent suppliers of semiconductor components in the world. Formerly known as the Semiconductor Components Group of the Semiconductor Products Sector of Motorola, Inc., the Company was a wholly-owned subsidiary of Motorola Inc. (“Motorola”) prior to its August 4, 1999 recapitalization (the “Recapitalization”). The Company continues to hold, through direct and indirect subsidiaries, substantially all the assets and operations of the Semiconductor Components Group of Motorola’s Semiconductor Products Sector.

On August 4, 1999, the Company was recapitalized and certain related transactions were effected pursuant to an agreement among ON Semiconductor Corporation, its principal domestic operating subsidiary, Semiconductor Components Industries, LLC (“SCI LLC”), Motorola and affiliates of Texas Pacific Group (“TPG”). As a result of the Recapitalization, an affiliate of TPG owned approximately 91% and Motorola owned approximately 9% of the outstanding common stock of the Company. In addition, as part of these transactions, TPG received 1,500 shares and Motorola received 590 shares of the Company’s mandatorily redeemable preferred stock with a liquidation value of $209 million plus accrued and unpaid dividends. Motorola also received a $91 million junior subordinated note issued by SCI LLC. Cash payments to Motorola in connection with the Recapitalization were financed through equity investments by affiliates of TPG totaling $337.5 million, borrowings totaling $740.5 million under the Company’s $875 million senior bank facilities and the issuance of $400.0 million of 12% senior subordinated notes due August 2009. Because TPG’s affiliate did not acquire substantially all of the Company’s common stock, the basis of the Company’s assets and liabilities for financial reporting purposes was not impacted by the Recapitalization.

Note 2:    Liquidity

During the year ended December 31, 2002, the Company incurred a net loss of $141.9 million compared to a net loss of $831.4 million in 2001 and net income of $71.1 million in 2000. The Company’s net results included restructuring, asset impairments and other of $27.7 million, $150.4 million and $4.8 million in 2002, 2001 and 2000, respectively, as well as interest expense of $149.5 million, $139.6 million and $135.3 million, respectively. The Company’s operating activities provided cash of $46.4 million in 2002 and $312.2 million in 2000 and used cash of $116.4 million in 2001.

At December 31, 2002, the Company had $190.4 million in cash and cash equivalents, net working capital of $195.2 million, term or revolving debt of $1,423.2 million and a stockholders’ deficit of $662.1 million. The Company’s long-term debt includes $701.6 million under its senior bank facilities; $291.4 million (net of discount) of its 12% senior secured notes due 2008; $260.0 million of its 12% senior subordinated notes due 2009; $126.9 million under a 10% junior subordinated note payable to Motorola due 2011; $23.3 million under a note payable to a Japanese bank due 2010; and $20.0 million under a loan facility with a Chinese bank. The Company was in compliance with all of the covenants contained in its various debt agreements as of December 31, 2002 and expects to remain in compliance over the next twelve months.

The Company’s ability to service its long-term debt, to remain in compliance with the various covenants and restrictions contained in its credit agreements and to fund working capital, capital expenditures and business development efforts will depend on its ability to generate cash from operating activities which is subject to, among other things, its future operating performance as well as to general economic, financial, competitive, legislative, regulatory and other conditions, some of which may beyond its control.

If the Company fails to generate sufficient cash from operations, it may need to raise additional equity or borrow additional funds to achieve its longer term objectives. There can be no assurance that such equity or

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

borrowings will be available or, if available, will be at rates or prices acceptable to the Company. Although there can be no assurance, management believes that cash flow from operating activities coupled with existing cash balances will be adequate to fund the Company’s operating and capital needs as well as enable it to maintain compliance with its various debt agreements through December 31, 2003. To the extent that results or events differ from the Company’s financial projections or business plans, its liquidity may be adversely impacted.

Note 3:    Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned subsidiaries. An investment in a 50%-owned joint venture is accounted for on the equity method. As described in Note 8, the Company sold its investment in the 50%-owned joint venture effective December 31, 2000. Investments in companies that represent less than 20% of the related voting stock are accounted for on the cost basis. All material intercompany accounts and transactions have been eliminated.

Reclassifications

Certain amounts have been reclassified to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant estimates have been used by management in conjunction with the measurement of valuation allowances relating to receivables, inventories and deferred tax assets; reserves for customer incentives, warranties, restructuring charges and pension obligations; the fair values of financial instruments (including derivative financial instruments); and future cash flows associated with long-lived assets. Actual results could differ from these estimates.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis), or market. The Company records provisions for slow moving inventories based upon a regular analysis of inventory on hand compared to historical and projected end user demand. Projected end user demand is generally based on sales during the prior twelve months.

These provisions can influence results from operations. For example, when demand for a given part falls, all or a portion of the related inventory is reserved, impacting cost of sales and gross profit. If demand recovers and the parts previously reserved are sold, a higher than normal margin will generally be recognized. General market conditions as well as the Company’s design activities can cause certain of its products to become obsolete.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated over estimated useful lives of 30-40 years for buildings and 3-20 years for machinery and equipment using accelerated and straight-line methods. A vast majority of the machinery and equipment currently in use is depreciated on a straight-line basis over a useful life of 5 years. Expenditures for maintenance and repairs are charged to operations in the year in which the expense is incurred. When assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized.

The Company evaluates the recoverability of the carrying amount of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment is assessed when the undiscounted expected cash flows derived for an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in operating results. Judgment is used when applying these impairment rules to determine the timing of the impairment test, the undiscounted cash flows used to assess impairments and the fair value of an impaired asset. The dynamic economic environment in which the Company operates and the resulting assumptions used to estimate future cash flows impact the outcome of these impairment tests.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price of the Cherry acquisition described in Note 6 over the estimated fair value of the net assets acquired and was being amortized on a straight line basis over its estimated useful life of ten years until January 1, 2002 when the Company adopted Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and Other Intangible Assets.” The Company also acquired certain intangible assets in the Cherry acquisition that are being amortized on a straight line basis over estimated useful lives of five years.

Under SFAS No. 142, goodwill is evaluated for potential impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred. SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the estimated fair value of the reporting unit containing goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired and the second step of the impairment test is unnecessary. If the reporting unit’s carrying amount exceeds its estimated fair value, the second step test must be performed to measure the amount of the goodwill impairment loss, if any. The second step test compares the implied fair value of the reporting unit’s goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The Company performs its annual impairment analysis during the fourth quarter of each year.

Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the terms of the underlying agreements. Upon prepayment of debt, the related unamortized debt issuance costs are charged to operations. Amortization of debt issuance costs is included in interest expense while the unamortized balance is included in other assets.

Revenue Recognition

The Company generates revenue from sales of its semiconductor products to original equipment manufacturers, electronic manufacturing service providers, and distributors. The Company recognizes revenue on

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

sales to original equipment manufacturers and electronic manufacturing service providers when title passes to the customer net of provisions for related sales returns and allowances.

Prior to January 1, 2001, the Company recognized revenue on distributor sales when title passed to the distributor. Provisions were recorded at that time for estimated sales returns as well as for other related sales costs and allowances. Effective January 1, 2001, the Company changed its revenue recognition policy for distributor sales so that the related revenues are now deferred until the distributor resells the product to the end user. This change eliminated the need to provide for estimated sales returns from distributors. Title to products sold to distributors typically passes at the time of shipment by the Company so the Company records accounts receivable for the amount of the transaction, reduces its inventory for the products shipped and defers the related margin in the consolidated balance sheet. The Company recognizes the related revenue and margin when the distributor sells the products to the end user. Although payment terms vary, most distributor agreements require payment within 30 days.

Research and Development Costs

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company accounts for employee stock options relating to its common stock in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”)”) and provides the pro forma disclosures required by SFAS No. 123 “Accounting for Stock Based Compensation” (“SFAS No. 123”). The Company measures compensation expense relating to non-employee stock awards in accordance with SFAS No. 123.

Had the Company determined employee stock compensation expense in accordance with SFAS No. 123, the Company’s net income (loss) for 2002, 2001, and 2000 would have been reduced (increased) to the pro forma amounts indicated below (in millions except share data):

	Year Ended December 31,
	2002	2001	2000
Net income (loss), as reported	$(141.9)	$(831.4)	$71.1
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	4.5	3.7	0.5
Less: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(21.3)	(18.6)	(7.4)

Pro forma net income (loss)	$(158.7)	$(846.3)	$64.2

Earnings per share:
Basic—as reported	$(0.86)	$(4.88)	$0.39

Basic—pro forma	$(0.95)	$(4.96)	$0.35

Diluted—as reported	$(0.86)	$(4.88)	$0.38

Diluted—pro forma	$(0.95)	$(4.96)	$0.33

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of each option grant has been estimated at the date of grant while the fair value of the discount on the shares sold under the 2000 Employee Stock Purchase Plan has been estimated at the beginning of the respective offering periods, both using a Black-Scholes option-pricing model with the following weighted-average assumptions:

Employee Stock Options	2002	2001	2000
Expected life (in years)	5	5	5
Risk-free interest rate	4.15%	4.82%	6.41%
Volatility	0.70	0.70	0.60

Employee Stock Purchase Plan	2002	2001	2000
Expected life (in years)	0.25	0.25	0.33
Risk-free interest rate	1.71%	4.26%	6.20%
Volatility	0.70	0.70	0.60

The weighted-average estimated fair value of employee stock options granted during 2002, 2001 and 2000 was $1.91, $3.25 and $8.04 per share, respectively. The weighted-average estimated fair value of the discount on the shares sold under the 2000 Employee Stock Purchase Plan during 2002, 2001 and 2000 was $0.60, $1.24 and $3.73, respectively.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefits will not be realized.

In determining the amount of the valuation allowance, estimated future taxable income as well as feasible tax planning strategies in each taxing jurisdiction are considered. If all or a portion of the remaining deferred tax assets will not be realized, the valuation allowance will be increased with a charge to income tax expense. Conversely, if the Company will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released to income as a credit to income tax expense. In the fourth quarter of 2001, a valuation allowance was established for the majority of the Company’s deferred tax assets Additionally, throughout 2002, no incremental deferred tax benefits were recognized. The Company’s ability to utilize its deferred tax assets and the continuing need for a related valuation allowance are monitored on an ongoing basis.

Foreign Currencies

Most of the Company’s foreign subsidiaries deal primarily in U.S. dollars and as a result, utilize the dollar as their functional currency. For the translation of financial statements of these subsidiaries, assets and liabilities that are receivable or payable in cash are translated at current exchange rates while inventories and other non-monetary assets are translated at historical rates. Gains and losses resulting from the translation of such financial statements are included in the operating results, as are gains and losses incurred on foreign currency transactions.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s remaining foreign subsidiaries utilize the local currency as their functional currency. The assets and liabilities of these subsidiaries are translated at current exchange rates while revenues and expenses are translated at the average rates in effect for the period. The related translation gains and losses are included in accumulated other comprehensive income (loss) within stockholder’s equity (deficit).

Defined Benefit Plans

The Company maintains pension plans covering certain of its employees. For financial reporting purposes, net periodic pension costs are calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations, assumed rate of return on pension plan assets and assumed rate of compensation increase for plan employees. All of these assumptions are based upon management’s judgement, considering all known trends and uncertainties. Actual results that differ from these assumptions would impact the future expense recognition and cash funding requirements of our pension plans.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” Under this standard, asset retirement obligations will be recognized when incurred at their estimated fair value. In addition, the cost of the asset retirement obligation will be capitalized as a part of the assets’ carrying valued and depreciated over the assets’ remaining useful life. The Company will be required to adopt SFAS No. 143 effective January 1, 2003. The Company does not expect the implementation of SFAS No. 143 to have a material effect on its results of operations.

The Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” effective January 1, 2002. SFAS No. 144 requires that all long-lived assets (including discontinued operations) that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company’s adoption of SFAS No. 144 did not impact its financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated by the Company after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment to FAS 123.” SFAS No. 148 provides alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in annual and interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for the Company’s fiscal year 2002. The interim disclosure requirements are effective for the first quarter of fiscal year 2003. The Company has no plans to change to the fair value based method of accounting for stock-based employee compensation.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2002, the FASB issued Interpretation No. 45 (“FIN No. 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 also expands the disclosures required to be made by a guarantor about its obligations under certain guarantees that it has issued. Initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified. The disclosure requirements are effective immediately and such disclosures have been included in Note 7 “Balance Sheet Information.” The Company does not expect the adoption of FIN No. 45 to have a material effect on its financial condition or results of operations.

Note 4:    Accounting Changes

Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” The provisions of SFAS No. 142 prohibit the amortization of goodwill and indefinite-lived intangible assets and require that such assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), require that reporting units be identified for the purpose of assessing potential future impairments of goodwill and remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

The Company’s goodwill at January 1, 2002 totaled $77.3 million and relates to the Cherry acquisition described in Note 6. As a result of the adoption of SFAS No. 142, the Company discontinued amortization of the Cherry goodwill at the beginning of 2002. During the first quarter of 2002, the Company identified its various reporting units, which correspond with its four product lines, and allocated its assets and liabilities to such reporting units. The goodwill relating to the Cherry acquisition was specifically identified with and included in the Company’s Power Management and Standard Analog reporting unit. During the second quarter of 2002, the Company completed the first step of its transitional goodwill impairment test and determined that the estimated fair value of the Power Management and Standard Analog reporting unit as of January 1, 2002 exceeded the reporting unit’s carrying amount by a substantial amount. As a result, an impairment of the Cherry goodwill as of that date was not indicated and completion of the second step test was not required. The Company updated its goodwill impairment analysis during the fourth quarter of 2002 and determined that a related impairment did not exist.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table, with comparable actual amounts, sets forth the pro forma effects on net income (loss) and earnings per share assuming that the Company had adopted the provisions of SFAS No. 142 at the date of the Cherry acquisition in April 2000:

	Year Ended December 31,
	As reported 2002	As reported 2001	Pro forma 2001	As reported 2000	Pro forma 2000
Reported net income (loss) before cumulative effect of accounting change	$(141.9)	$(715.0)	$(715.0)	$71.1	$71.1

Add back: Goodwill amortization, net of tax			10.7		7.7

Pro forma net income (loss) before cumulative effect of accounting change			$(704.3)		$78.8

Reported net income (loss)	$(141.9)	$(831.4)	$(831.4)	$71.1	$71.1

Add back: Goodwill amortization, net of tax			10.7		7.7

Pro forma net income (loss)			$(820.7)		$78.8

Reported basic earnings (loss) per share before cumulative effect of accounting change	$(0.86)	$(4.21)	$(4.21)	$0.39	$0.39

Add back: Goodwill amortization, net of tax			0.06		0.05

Pro forma basic earnings (loss) per share before cumulative effect of accounting change			$(4.15)		$0.44

Reported basic earnings (loss) per share	$(0.86)	$(4.88)	$(4.88)	$0.39	$0.39

Add back: Goodwill amortization, net of tax			0.06		0.05

Pro forma basic earnings (loss) per share			$(4.82)		$0.44

Reported diluted earnings (loss) per share before cumulative effect of accounting change	$(0.86)	$(4.21)	$(4.21)	$0.38	$0.49

Add back: Goodwill amortization, net of tax			0.06		0.05

Pro forma diluted earnings (loss) per share before cumulative effect of accounting change(1)			$(4.15)		$0.53

Reported diluted earnings (loss) per share	$(0.86)	$(4.88)	$(4.88)	$0.38	$0.38

Add back: Goodwill amortization, net of tax			0.06		0.05

Pro forma diluted earnings (loss) per share(1)			$(4.82)		$0.42

(1)	Certain amounts may not total due to rounding of individual components.

Revenue Recognition

Sales are made to distributors under agreements that allow certain rights of return and price protections on products that are not resold by such distributors. Prior to January 1, 2001, the Company recognized revenue on distributor sales when title passed to the distributor. Provisions were also recorded at that time for estimated sales returns from our distributors on these unsold products. Effective January 1, 2001, the Company changed its revenue recognition method on sales to distributors so that such revenues are recognized at the time the distributor sells the Company’s products to the end customer. Title to products sold to distributors typically passes at the time of shipment by the Company so the Company records accounts receivable for the amount of the transaction, reduces its inventory for the products shipped and defers the related margin in the consolidated balance sheet. The Company recognizes the related revenue and margin when the distributor sells the products to the end user. Although payment terms vary, most distributor agreements require payment within 30 days.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management believes that this accounting change was to a preferable method because it better aligns reported results with, focuses the Company on, and allows investors to better understand, end user demand for the products the Company sells through distribution. Additionally, the timing of revenue recognition is no longer influenced by the distributor’s stocking decisions. This revenue recognition policy and manner of presentation is commonly used in the semiconductor industry.

The impact of the accounting change for periods prior to 2001 was a charge of $155.2 million ($116.4 million or $0.67 per share net of income taxes) and is reflected as the cumulative effect of change in accounting principle in the Company’s consolidated statement of operations and comprehensive loss for the year ended December 31, 2001. The accounting change resulted in an increase in revenues of $116.6 million and a reduction in net loss of $53.1 million ($0.30 per share) for the year ended December 31, 2001.

The estimated pro forma effects of the accounting change for the year ended December 31, 2000 are as follows (in millions except per share data):

As reported:
Revenues	$2,073.9
Net income (loss)	71.1
Basic net income (loss) per share	$0.39
Diluted net income (loss) per share	$0.38
Pro forma amounts reflecting the accounting change applied retroactively:
Revenues	$1,958.7
Net income (loss)	30.8
Basic net income (loss) per share	$0.14
Diluted net income (loss) per share	$0.13

Derivatives Instruments and Hedging Activities

The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, which establishes standards for the accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities effective January 1, 2001.

Upon the adoption, the Company recorded an after-tax charge of approximately $3.4 million to accumulated other comprehensive income (loss). This charge consisted of an approximate $2.1 million adjustment to record the Company’s interest rate swaps in the consolidated balance sheet at their estimated fair values as well as the write-off of an approximate $3.5 million deferred charge relating to the payment made in December 2000 for the early termination of an interest rate protection agreement relating to a portion of the amounts outstanding under the Company’s senior bank facilities, both before income taxes of approximately $2.2 million.

The Company uses forward foreign currency contracts to reduce its overall exposure to the effects of foreign currency fluctuations on its results of operations and cash flows. The fair value of these derivative instruments are recorded as assets or liabilities with gains and losses offsetting the losses and gains on the underlying assets or liabilities. The adoption of SFAS 133 did not impact the Company’s accounting and reporting for these derivative instruments.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5:    Restructuring, Asset Impairments and Other

The activity related to the Company’s restructuring, asset impairments and other is as follows (in millions):

	Reserve Balance at 12/31/2000	2001 Charges	2001 Usage	Reserve Balance at 12/31/2001	2002 Charges	2002 Usage	2002 Adjustments	Reserve Balance at 12/31/02
	$0.7	$—	$(0.7)	$—	—	—	—	$—
December 2002
Cash employee separations charges					10.1	(0.2)	—	9.9
Cash exit costs					1.8	—	—	1.8
Non-cash fixed asset write-offs					1.0	(1.0)	—	—

December 2002 Restructuring reserve balance	—			—				11.7

June 2002
Cash employee separations charges	—	—	—	—	2.9	(2.5)	—	0.4
Cash exit costs	—	—	—	—	2.8	(1.3)	—	1.5
Non-cash fixed asset write-offs	—	—	—	—	8.4	(8.4)	—	—
Non-cash stock compensation charges	—	—	—	—	1.0	(1.0)	—	—

June 2002 Restructuring reserve balance	—			—				1.9

March 2002
Cash employee separations charges	—	—	—	—	7.0	(4.3)	0.3	3.0
Non-cash stock compensation charges	—	—	—	—	0.2	(0.2)	—	—

March 2002 Restructuring reserve balance	—			—				3.0

December 2001
Cash employee separations charges	—	4.0	(1.8)	2.2	—	(2.1)	—	0.1
Non-cash fixed asset write-offs	—	11.1	(11.1)	—	—	—	—	—
Non-cash stock compensation and pension charges	—	1.5	(1.5)	—	—	—	—	—

December 2001 Restructuring reserve balance	—			2.2				0.1

June 2001
Cash employee separations charges	—	36.4	(29.6)	6.8	—	(5.7)	0.6	1.7
Cash exit costs	—	10.0	—	10.0	—	(8.1)	(0.8)	1.1
Fixed asset write-offs	—	42.2	(42.2)	—	—	—	—	—
Stock compensation and pension charges	—	7.2	(7.2)	—	—	—	—	—

June 2001 Restructuring reserve balance	—			16.8				2.8

March 2001
Cash employee separations charges	—	31.3	(30.5)	0.8	—	(0.7)	(0.1)	—
Non-cash fixed asset write-offs	—	2.9	(2.9)	—	—	—	—	—

March 2001 Restructuring reserve balance	—			0.8				—

	$0.7	$146.6	$(127.5)	$19.8	$35.2	$(35.5)	$(0.0)	$19.5

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reconciles the restructuring, asset impairments and other activity in the table above to the “Restructuring, asset impairments and other” caption on the Statement of Operations and Comprehensive Loss for the years ended December 31, 2002 and 2001, respectively (in millions):

Year Ended December 31, 2002
2002 restructuring, asset impairments and other charges	$35.2
Plus: Additional charges related to Guadalajara (June 2001 Restructuring) and France (March 2002 Restructuring)	1.9
Less: Reserves released during the period	(1.9)
Plus: Charges related to the termination of executive officers (December 2002)	4.9
Less: Motorola gain	(12.4)

Restructuring, asset impairments and other	$27.7

Year Ended December 31, 2001
2001 restructuring, asset impairments and other charges	$146.6
Plus: Charges related to the termination of an executive officer (March 2001)	3.8

Restructuring, asset impairments and other	$150.4

December 2002 Restructuring, Asset Impairments and Other

In December 2002, the Company recorded $12.6 million (net of a $0.6 adjustment) restructuring, asset impairments and charges. The charges included $10.1 million to cover employee separation costs relating the termination of approximately 300 employees, $1.0 million of asset impairments and approximately $1.8 million in expected lease termination and other exit costs associated with the decommissioning of certain assets. The headcount reductions began in the first quarter of 2003 and are expected to be completed by December 2003 and will impact both manufacturing and non-manufacturing personnel mainly in the United States. The asset impairments relate to the closure of a production line and an abandoned capital equipment project in the Czech Republic. The charge also included an additional $0.3 million reserve related to headcount reduction in Toulouse, France that was part of the March 2002 restructuring program. The $0.6 adjustment related to release of previous reserves associated with our March 2001 and June 2001 restructuring programs due the Company’s analysis estimated costs to complete those programs. As of December 31, 2002 the remaining liability relating to this restructuring was $11.7 million.

In December 2002, the Company also recorded a $4.9 million charge to cover the costs associated with the separation of two of its executive officers. In connection with the separation, the Company reserved $2.0 million related to the cash portion of the related separation agreements. In addition, the Company agreed to modify the vesting and exercise period for a portion of the executives’ stock options. This modification resulted in a non-cash stock compensation charge of $2.9 million with an offsetting credit to additional paid-in capital.

June 2002 Restructuring, Asset Impairments and Other

In June 2002, the Company recorded charges totaling $16.7 million for costs associated with its worldwide restructuring programs. The charges included $3.9 million to cover employee separation costs associated with the termination of 79 U.S. employees, $2.8 million for exit costs consisting primarily of manufacturing equipment and supply contract termination charges, and $8.4 million for equipment write-offs that were charged directly against the related assets. An additional $1.0 million in exits costs and $0.6 million in employee separation costs

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

were accrued relating to the closure of the Company’s Guadalajara, Mexico manufacturing facility that was part of the June 2001 restructuring described below.

The employee separation costs reflected further reductions in general and administrative staffing levels and included $1.0 million of non-cash stock compensation charges associated with the modification of stock options for certain terminated employees. As of December 31, 2002, all impacted employees had been terminated, and the Company currently expects that the remaining employee separation cost reserve of $0.4 million will be paid out by June 30, 2003.

As a result of continuing economic conditions, the Company determined that certain manufacturing equipment purchase and supply agreements were no longer economical to complete and recorded estimated termination charges of $2.8 million during the second quarter of 2002. As of December 31, 2002, the Company had settled certain of these obligations with payments of $1.3 million and is currently in discussions to settle its remaining obligations.

During the second quarter of 2002, the Company identified certain manufacturing equipment that would no longer be used internally and recorded a charge of $7.0 million to write-down the remaining carrying value to its estimated net realizable value. Additionally, the Company determined that it would not invest the capital required to complete an equipment project and recorded a charge of $1.4 million to write-off the carrying value of the related project.

During the second quarter of 2002, the Company reached a settlement of various contractual issues with Motorola in exchange for a cash payment from Motorola of $10.6 million which resulted in a related gain of $12.4 million (see Note 18 “Related Party Transactions” for further details of the Motorola settlement). The Company also recorded a $1.2 million reversal of amounts previously provided in connection with the June 2001 restructuring program as a result of favorable negotiated contract termination costs.

March 2002 Restructuring

In March 2002, the Company recorded a $7.1 million (net of a $0.1 million adjustment) charge to cover employee separation costs relating to the termination of approximately 72 employees. Approximately $5.0 million of this charge is attributable to employee terminations resulting from the Company’s decision to relocate its European administrative functions from Toulouse, France to Roznov, Czech Republic and Piestany, Slovakia. The relocation of these functions is currently expected to be completed by June 30, 2003. The remaining $2.2 million relates to reductions in selling, general and administrative personnel primarily in the U.S. The March 2002 charge also included $0.2 million of non-cash employee stock compensation expense associated with the modification of stock options for certain terminated employees. As discussed previously, the Company recorded an additional $0.3 million in employee separation costs relating to the relocation of the administrative functions in Toulouse, France during the fourth quarter of 2002 as a result of its reevaluation of remaining costs to be incurred. As of December 31, 2002, 51 employees have been terminated under this program and the Company currently expects that the remaining terminations will be completed by June 30, 2003. As of December 31, 2002 the remaining liability relating to this restructuring was $3.0 million.

December 2001 Restructuring, Asset Impairments and Other

In December 2001, the Company recorded charges totaling $16.6 million for costs associated with its worldwide restructuring programs. The charges included $5.5 million to cover employee separation costs associated with the termination of 50 employees as well as $11.1 million for property and equipment write-offs that were charged directly against the related assets.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The employee separation costs reflected reductions in selling, general and administrative staffing levels in the U.S., United Kingdom, Germany, France and Singapore and included $0.2 million of non-cash charges associated with the modification of stock options for certain terminated employees as well as $1.3 million for additional pension charges related to the terminated employees. (The additional pension charge is reflected in the Company’s accrued pension liability in the consolidated balance sheet.) As of December 31, 2002, all impacted employees had been terminated and the Company currently expects that the remaining reserve of $0.1 million will be paid out by March 2003.

The $11.1 million charge related to the write-off of certain property and equipment located in Phoenix, Arizona that the Company determined would no longer be utilized as a result of the its restructuring activities.

June 2001 Restructuring, Asset Impairments and Other

In June 2001, the Company recorded charges totaling $95.8 million for costs associated with its worldwide restructuring programs. These programs were in response to rapidly changing economic circumstances requiring the Company to rationalize its manufacturing and distribution operations to meet declining customer demand. The programs included the phasing out of manufacturing operations at the Company’s Guadalajara, Mexico facility by June 2002, transferring certain manufacturing activities performed at the Company’s Aizu, Japan and Seremban, Malaysia facilities to other Company-owned facilities or to third party contractors by June 2002 and December 2001, respectively, and the shutdown of the Company’s Hong Kong Distribution Center and the transfer of related functions to its Singapore Distribution Center. The charge included $36.4 million to cover employee separation costs associated with the termination of approximately 3,200 employees, $1.1 million of non-cash charges associated with the modification of stock options for certain terminated employees and $6.1 million for additional pension charges related to terminated employees. (The additional pension charge is reflected in the Company’s accrued pension liability in the consolidated balance sheet). As of December 31, 2002, all but 10 employees had been terminated under the June 2001 restructuring program. The remaining employees are located at the Company’s Guadalajara facility. Manufacturing operations in Guadalajara ceased in June 2002 as originally planned; however, various administrative activities relating to the plant closure remain. The Company currently expects that these activities will be completed by March 31, 2003.

The planned discontinuation of manufacturing activities triggered an impairment analysis of the carrying value of the related assets and resulted in the Company recording asset impairment charges totaling $42.2 million. This charge included $31.6 million related to the Guadalajara manufacturing facility, $4.2 million related to the Aizu, Japan 4-inch wafer fabrication line and $2.2 million related to the Seremban assembly and test facility. The Company measured the amount of each asset impairment by comparing the carrying value of the respective assets to the related estimated fair value. The Company estimated future net cash flows for the period of continuing manufacturing activities (June 2002 for Guadalajara and Aizu, December 31, 2001 for Seremban) for each group of assets using price, volume, cost and salvage value assumptions that management considered to be reasonable in the circumstances. The impairment charges were recorded for the amount by which the carrying value of the respective assets exceeded their estimated fair value. The related assets have been sold to third parties at amounts that approximated their estimated fair values, were transferred to other manufacturing facilities at their previously existing carrying values or are currently held for sale. The only remaining assets to be disposed of under the June 2001 restructuring program are the land and building at the Guadalajara manufacturing facility. The Company is currently evaluating offers for these assets and, based on these offers, expects that the carrying value will be fully realized. The charge also included $4.2 million for the write-off of assets that will no longer be used by the Company as a result of the June 2001 restructuring program.

The June 2001 charge also included $10.0 million to cover certain exit costs relating to facility closure and contract terminations including $2.8 million for expected facility clean up activities, $1.0 million for equipment

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

disposal fees, $2.0 million for equipment purchase cancellations and $4.2 million for other contract cancellations. As discussed previously, the Company recorded an additional $1.0 million in exit costs and $0.6 in employee separation costs relating to the Guadalajara manufacturing facility during the second quarter of 2002 as a result of its reevaluation of remaining costs to be incurred with respect to the closure of that facility. As previously mentioned, the Company currently expects that the remaining exit activities will be completed by March 31, 2003. As of December 31, 2002 the remaining liability relating to this restructuring program was $2.8 million.

March 2001 Restructuring, Asset Impairments and Other

In March 2001, the Company recorded charges totaling $34.2 million for costs associated with its worldwide restructuring programs. The charges included $31.3 million to cover employee separation costs associated with the termination of 1,100 employees as well as $2.9 million for equipment write-offs that were charged directly against the related assets.

The employee separation costs reflected reductions in manufacturing, selling, general and administrative staffing levels in the U.S., Mexico, the Philippines and Malaysia as well as non-cash charges associated with the modification of stock options for certain terminated employees. All impacted employees had been terminated and the Company released the remaining $0.1 million reserve to income during the second quarter of 2002.

The March 2001 charge included property and equipment write downs of $2.9 million relating to assets at the previously mentioned locations that could not be utilized or transferred to other locations.

Also in March 2001, the Company recorded a $3.8 million charge to cover costs associated with the separation of one of the Company’s executive officers. In connection with the separation, the Company paid the former executive officer $1.9 million. In addition, the Company agreed to accelerate the vesting of the remaining stock options to purchase common stock and to allow such options to remain exercisable for the remainder of their ten-year term. The Company recorded a non-cash charge of $1.9 million related to modification of these options with an offsetting credit to additional paid-in capital.

2000 Restructuring, Asset Impairments and Other

During 2000, the Company recorded a $5.6 million charge to cover costs associated with a restructuring program at its manufacturing facility in Guadalajara, Mexico. The charge included $3.2 million to cover employee separation costs associated with the termination of approximately 500 employees and $2.4 million for asset impairments that were charged directly against the related assets. In September 2000, the Company completed its evaluation of the costs to be incurred and released $0.8 million of the remaining reserve for employee separation costs to income. As of December 31, 2001, there was no remaining liability relating to the 2000 restructuring program.

Note 6:    Acquisition

On April 3, 2000, the Company acquired all of the outstanding capital stock of Cherry Semiconductor Corporation (“Cherry”) for approximately $253.2 million in cash (including acquisition related costs), which was financed with cash on hand and borrowings of $220.0 million under the Company’s senior bank facilities. Cherry, which was renamed Semiconductor Components Industries of Rhode Island, Inc., designs and manufactures analog and mixed signal integrated circuits for the power management and automotive markets, and had revenues for its fiscal year ended February 29, 2000 of $129.1 million.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Cherry acquisition was accounted for using the purchase method of accounting and, as a result, the purchase price and related costs were allocated to the estimated fair value of assets acquired and liabilities assumed at the time of the acquisition based on management estimates as follows (in millions):

Fair value of tangible net assets	$71.3
Developed technology	59.3
In-process research and development	26.9
Assembled workforce	10.0
Excess of purchase price over estimated fair value of net assets acquired (goodwill)	85.7

$253.2

Developed technology is being amortized on a straight-line basis over an estimated useful life of five years. Goodwill was being amortized on a straight-line basis over an estimated useful life of ten years; however, as mentioned previously, such amortization was discontinued January 1, 2002 upon the adoption of SFAS 142. Additionally, assembled workforce was being amortized over an estimated useful life of five years, however assembled workforce does not meet the requirements for an intangible asset apart from goodwill. Accordingly, upon adoption of SFAS 142, the Company reclassified the unamortized balance of assembled workforce to goodwill and the related amortization was discontinued.

The fair value of the acquired in-process research and development was determined using the income approach, which discounts expected future cash flows to present value. Significant assumptions that had to be made in using this approach included revenue and operating margin projections and determination of the applicable discount rate. The fair value of the acquired in-process research and development was based on sales forecasts and cost assumptions projected to be achievable by Cherry on a stand-alone basis. Operating margins were based on cost of goods sold and selling, general and administrative expenses as a percentage of revenues. All projected revenue and cost information was based on historical results and trends and did not include any synergies or cost savings that may result from the acquisition. The rate used to discount future projected cash flows resulting from the acquired in-process research and development was 20%, which was derived from a weighted average cost of capital analysis increased to reflect additional risks inherent in the development life cycle.

At the date of acquisition, in-process research and development consisted of sixty-five projects that had not yet reached technological feasibility and for which no alternative future uses had been identified. Accordingly, the estimated fair value of these projects was expensed as of the acquisition date. Such projects were approximately 70% to 80% complete at the date of the acquisition. The estimated cost to complete these projects at that date was approximately $4.1 million. Of the sixty-five projects in process at the date of acquisition, the Company completed thirty-one projects, abandoned twenty-nine projects and are in the process of completing the remaining five projects, which have an estimated completion cost of $0.5 million. Subsequent to the acquisition date, the Company experienced an industry downturn that required it to scale back research and development activities. Due to the decline in product demand subsequent to the acquisition, 2002 revenues associated with the completed projects were approximately $12.5 million, or 30% of the amount originally forecasted for all acquired in-process research and development projects at the date of acquisition.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7:    Balance Sheet Information

Balance sheet information is as follows (in millions):

	December 31,
	2002	2001
Receivables, net:
Accounts receivable	$117.3	$137.9
Less: Allowance for doubtful accounts	(1.9)	(2.3)

	$115.4	$135.6

Inventories, net:
Raw materials	$15.5	$13.8
Work in process	109.8	142.3
Finished goods	81.9	80.7

Total inventory	207.2	236.8
Less: Inventory reserves	(43.7)	(51.2)

	$163.5	$185.6

Property, plant and equipment, net:
Land	$15.0	$14.6
Buildings	357.4	411.3
Machinery and equipment	1,055.0	1,204.8

Total property, plant and equipment	1,427.4	1,630.7
Less: Accumulated depreciation	(842.1)	(944.2)

	$585.3	$686.5

Goodwill, net:
Goodwill	$95.7	$95.7
Less: Accumulated amortization	(18.4)	(18.4)

	$77.3	$77.3

Intangible asset, net:
Developed technology	$59.3	$59.3
Less: Accumulated amortization	(32.6)	(20.7)

	$26.7	$38.6

Other assets:
Debt issuance costs	$33.7	$35.2
Other	5.3	7.2

	$39.0	$42.4

Accrued expenses:
Accrued payroll	$27.9	$28.4
Sales related reserves	14.2	15.0
Restructuring reserves	19.5	19.8
Other	39.0	41.8

	$100.6	$105.0

Other long-term liabilities:
Accrued retirement benefits	$33.7	$25.0
Cash flow hedge liability	8.2	12.2
Other	1.0	11.2

	$42.9	$48.4

Other comprehensive loss:
Foreign currency translation adjustments	$(2.0)	$(4.3)
Additional minimum pension liability	(19.6)	(13.8)
Net unrealized losses and adjustments related to cash flow hedges	(12.1)	(14.7)
Unrealized losses on deferred compensation plan investments	(0.6)	—

	$(34.3)	$(32.8)

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation expense totaled $129.0, $145.5 and 143.2 million for 2002, 2001 and 2000, respectively. Amortization expense related to the developed technology totaled $11.9, $11.6, and $9.1 million in 2002, 2001 and 2000, respectively.

Estimated amortization expense for the intangible asset is as follows:

Year ended December 31,
2003	$11.9
2004	11.9
2005	2.9

$26.7

The activity related to our warranty reserves for 2000, 2001 and 2002 follows:

Balance as of December 31, 1999	$2.1
Accruals	2.4
Usages	(1.0)

Balance as of December 31, 2000	$3.5

Accruals	0.1
Usages	(0.6)

Balance as of December 31, 2001	$3.0

Accruals	0.1
Usages	(0.4)

Balance as of December 31, 2002	$2.7

Note 8:    Investments in Joint Ventures

The Company had a 50% interest in Semiconductor Miniatures Products Malaysia Sdn. Bhd. (“SMP”), a joint venture with Semiconductors International B.V. (“Philips”) which operates a back-end manufacturing facility in Seremban, Malaysia. Pursuant to the terms of the joint venture agreement, the Company sold its interest in SMP to Philips on February 1, 2001, effective December 31, 2000, for $20.4 million resulting in a pre-tax gain of $3.1.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9:    Long-Term Debt

Long-term debt consists of the following (dollars in millions):

		December 31, 2002		December 31, 2001
	Amount of Facility	Interest Rate	Balance	Interest Rate	Balance
Senior Bank Facilities:
Tranche A	$200.0	6.4375%	$6.6	8.4375%	$17.0
Tranche B	325.0	6.4375%	209.9	8.4375%	312.5
Tranche C	350.0	6.4375%	226.0	8.4375%	336.5
Tranche D	200.0	6.4375%	134.1	8.4375%	197.7
Revolver	150.0	6.4375%	125.0	8.4375%	125.0

			701.6		988.7
12% Senior Secured Notes due 2008, interest payable semi-annually, net of debt discount of $8.6			291.4
12% Senior Subordinated Notes due 2009, interest payable semi-annually			260.0		260.0
10% Junior Subordinated Note to Motorola due 2011, interest compounded semi-annually, payable at maturity			126.9		115.2
2.25% Note payable to Japanese bank due 2010			23.3		21.9
Loan facility with a Chinese bank (currently 3.5%)			20.0		20.0
Capital lease obligation			—		1.1

			1,423.2		1,406.9
Less: Current maturities			(19.8)		(12.4)

			$1,403.4		$1,394.5

Senior Bank Facilities

Borrowings under the senior bank facilities, which bear interest at rates selected by the Company based on either LIBOR or an alternative base rate, as defined, plus an interest rate spread, amortize within three to five years. As of December 31, 2002, the senior bank facilities contained a $150.0 million revolving line of credit. Borrowings of $125.0 million and letters of credit totaling $17.1 million were outstanding against the line of credit at December 31, 2002 leaving $7.9 million of availability at that date. As discussed below, $62.5 million of borrowings outstanding under the revolving line of credit were converted to a new Tranche R term loan in February 2003 pursuant to amendments to the senior bank facilities made in connection with the issuance of the Company’s 12% first-lien senior secured notes due 2010 (the “First-Lien Notes”). Additionally, the Company used $180.9 million of the net cash proceeds from the issuance of the First-Lien Notes to prepay a portion of the senior bank facilities, including $25.0 million of which proceeds were used to repay borrowings then outstanding under the revolving line of credit and permanently reduce the commitments thereunder by such amount. As described in Note 15, the Company hedges a portion of the interest rate risk associated with the senior bank facilities.

At June 29, 2001, the Company was not in compliance with the interest expense coverage and leverage ratio requirements under its senior bank facilities. On August 13, 2001, the Company received a waiver in respect to such non-compliance at June 29, 2001 and in respect of any future non-compliance with such covenants through December 31, 2002. In connection with such waiver, the Company amended its senior bank facilities to, among other things, reduce interest expense coverage and increase leverage ratio requirements through December 31, 2005, add minimum cash and EBITDA level covenants through December 31, 2002, require the Company to

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

obtain $100 million through an equity investment from TPG (See Note 11), increase the required interest rate spreads applicable to outstanding borrowings (“supplemental interest”), and, to revise certain mandatory prepayment provisions contained in the original agreement.

In connection with the issuance of the 12% second-lien senior secured notes due 2008 (the “Second-Lien Notes”) described below, the Company amended its senior bank facilities on April 17, 2002 to, among other things, permit the issuance of the Second-Lien Notes, eliminate interest expense coverage and leverage ratio requirements through December 31, 2003 and to reduce the minimum interest expense coverage ratio requirement and increase the maximum leverage ratio requirements for the period from January 1, 2004 through June 30, 2006, extend the minimum cash and EBITDA level covenants through December 31, 2003, permit the redemption of up to 35% of the Second-Lien Notes with net proceeds of any equity offerings on or prior to May 15, 2005, allow certain asset sales and to permit borrowings of up to $100.0 million by or for the benefit of the Company’s Leshan joint venture so long as the related proceeds are used to prepay loans under the senior bank facilities. The Company was in compliance with the various covenants and other requirements contained in its senior bank facilities, as amended, through December 31, 2002.

In connection with the issuance of the First-Lien Notes described below, the Company amended its senior bank facilities effective as of February 14, 2003 to, among other things, permit the issuance of the First-Lien Notes, eliminate the interest expense and leverage coverage ratio requirements, reduce the minimum EBITDA level covenant (as defined in the credit agreement) to $140.0 million for any four consecutive fiscal quarters until the final maturity of the senior bank facilities, reduce permitted annual capital expenditures to $100.0 million (subject to increases in certain circumstances), permit the redemption of up to 35% of the First-Lien Notes with net proceeds of any equity offerings on or prior to March 15, 2006 and to convert $62.5 million of the amounts outstanding under the revolving credit facility to a new Tranche R term loan. Although there can be no assurances, the Company believes that it will be able to comply with the various covenants and other requirements contained in its senior bank facilities, as amended, through December 31, 2003.

Second-Lien Notes

On May 6, 2002, the Company and SCI LLC, (collectively, the “Issuers”) issued $300.0 million principal amount of Second-Lien Notes in a private offering that was exempt from the registration requirements of the federal securities laws. The Second-Lien Notes, which are callable after four years, were issued at 96.902% of par value and generated net proceeds of $278.6 million after such discount and the payment of issuance costs. The net proceeds were used to prepay a portion of the amounts outstanding under the Company’s senior bank facilities. Because the amount outstanding under the senior bank facilities was reduced below $750.0 million, the supplemental interest charges were reduced from 3.0% to 1.0%. The Company has the option to terminate the supplemental interest charges by paying the entire accrued balance of supplemental interest charges on March 31, 2003. Alternatively, the Company can elect to pay 50% of the existing accrued balance at March 31, 2003 and continue accruing supplemental interest charges through June 30, 2003, at which time all remaining supplemental interest is due. Approximately $25.7 million of supplemental interest charges had been accrued as of December 31, 2002. In connection with this prepayment, the Company wrote off $6.5 million of debt issuance costs which is reflected as an extraordinary loss in the Company’s consolidated statement of operations for the year ended December 31, 2002. The Second-Lien Notes accrued interest at the rate of 12% until February 6, 2003, when the related annual interest increased to 13%. The increased interest rate will remain in effect unless on or prior to August 6, 2003 the Company issues $100.0 million of its common stock or certain convertible preferred stock to financial sponsors and uses the net proceeds to prepay additional amounts outstanding under its senior bank facilities or under any other credit facility secured by a first-priority lien and permanently reduces the related loan commitments in an amount equal to the amount prepaid. Interest on Second-Lien Notes is payable semi-annually on May 15 and November 15.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Second-Lien Notes are jointly and severally, fully and unconditionally guaranteed on a senior basis by the Company’s domestic restricted subsidiaries that are also guarantors under the 12% Senior Subordinated Notes Due 2009 (the “Senior Subordinated Notes”) described below. In addition, the Second-Lien Notes and the related guarantees are secured on a second-priority basis by the capital stock or other equity interests of the Company’s domestic subsidiaries, 65% of the capital stock or other equity interests of the Company’s first-tier foreign subsidiaries and substantially all other assets, in each case that are held by the Company or any of the guarantors, but only to the extent that obligations under its senior bank facilities are secured by a first-priority lien thereon.

The Issuers filed an exchange offer registration statement on October 1, 2002 relating to the Second-Lien Notes pursuant to a registration rights agreement. The registration statement was declared effective by the Securities and Exchange Commission on January 27, 2003.

First-Lien Notes

On March 3, 2003, the Issuers issued $200.0 million principal amount of First-Lien Notes in a private offering that was exempt from the registration requirements of the federal securities laws. The First-Lien Notes, which are callable after four years, were issued at 95.467% of par value and generated net proceeds of approximately $180.9 million after taking into consideration the discount and the payment of expected issuance costs. The net proceeds were used to prepay a portion of the amounts outstanding under the Company’s senior bank facilities, including $25.0 million relating to the Company’s revolving credit facility. In connection with the prepayment, the Company wrote off $3.5 million of debt issuance costs in the first quarter of 2003.

The First-Lien Notes are jointly and severally, fully and unconditionally guaranteed on a senior basis by the Company’s domestic restricted subsidiaries. In addition, the First-Lien Notes and related guarantees are secured on a first-priority basis by the assets that secure the senior bank facilities and they rank equal in right of payment with all of the Company’s and the guarantors’ existing and future senior indebtedness and senior to the Company’s and the guarantors’ existing and future senior subordinated and subordinated indebtedness and effectively junior to all of the liabilities of the Company’s subsidiaries that have not guaranteed such notes.

Senior Subordinated Notes

In connection with the Recapitalization described in Note 1, the Company issued $400.0 million principal amount of Senior Subordinated Notes due 2009. Except as described below, the Senior Subordinated Notes may not be redeemed prior to August 1, 2004. Redemption prices range from 106% of the principal amount if redeemed in 2004 to 100% if redeemed in 2008 or thereafter. The Company was able to redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes prior to August 4, 2002 with the proceeds of a public equity offering at a redemption price of 112% of the amount redeemed. On May 3, 2000, the Company completed its initial public offering (IPO) of its common stock and used a portion of the proceeds to redeem $140.0 million of the Senior Subordinated Notes.

Japanese Loan

In 2000, the Company’s Japanese subsidiary entered into a yen-denominated note agreement with a Japanese bank to finance the expansion of its manufacturing facilities. The loan, which has a balance of $23.3 million at December 31, 2002 (based on the yen-to-dollar exchange rate in effect at that date) and bears interest at an annual rate of 2.25%, requires semi-annual principal and interest payments through September 2010 of approximately $1.9 million (based on the yen-to-dollar exchange rate at December 31, 2002.) The note is unsecured, however, the bank has rights under the agreement to obtain collateral in certain circumstances. In addition, the note is guaranteed by SCI, LLC the Company’s primary domestic operating subsidiary.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Chinese Loan

The Company’s long-term debt includes a $20 million loan facility between Leshan and a Chinese Bank. Aggregate loans under this facility, which was entered into in November 2000, are comprised of $16 million of borrowings denominated in U.S. dollars and $4 million of borrowings denominated in Chinese Renminbi (based on year-end exchange rates). Interest on these loans is payable quarterly and accrues at a variable rate based on published market rates in China for six-year term loans. Scheduled principal payments consist of $10.5 million due in the fourth quarter of 2003 and $9.5 million due in the first quarter of 2004. Under the current agreement the Company has the ability to extend the maturity of this loan for three years under the same terms and conditions.

Debt Issuance Costs

In connection with the Recapitalization, the Company incurred $52.6 million in costs relating to the establishment of its senior bank facilities and the issuance of its Senior Subordinated Notes. During 2002, 2001 and 2000, the Company incurred $12.1 million, $5.1 million and $3.2 million, respectively, relating to amendments under its senior bank facilities and additional borrowings. The Company wrote-off $6.5 million and $11.9 million of debt issuance costs in 2002 and 2000, respectively, in connection with the various prepayments as outlined above. Other assets at December 31, 2002 and 2001 included $33.7 million and $35.2 million, respectively, of unamortized debt issuance costs.

Annual maturities relating to the Company’s long-term debt as of December 31, 2002 are as follows (in millions):

Actual Maturities
2003	$19.8
2004	21.3
2005	236.9
2006	280.9
2007	176.8
Thereafter	687.5

Total	$1,423.2

The Company and SCI LLC are co-issuers of the First-Lien Notes (issued in March 2003), the Second-Lien Notes, and the Senior Subordinated Notes (collectively, “the Notes”.) The Company’s other domestic subsidiaries (collectively, the “Guarantor Subsidiaries”) fully and unconditionally guarantee on a joint and several basis, the Issuers’ obligations under the Notes. The Guarantor Subsidiaries include Semiconductor Components Industries of Rhode Island, Inc, an operating subsidiary, as well as holding companies whose net assets consist primarily of investments in the Company’s Czech subsidiaries, the Leshan joint venture and nominal equity interests in certain of the Company’s other foreign subsidiaries. The Company’s remaining subsidiaries (collectively, the “Non-Guarantor Subsidiaries”) are not guarantors of the Notes.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company does not believe that the separate financial statements and other disclosures concerning the Guarantor Subsidiaries provide any additional information that would be material to investors in making an investment decision. Condensed consolidating financial information for the Issuers, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries is as follows (in millions):

	Issuers		Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	ON Semiconductor Corporation(3)	SCI LLC
As of December 31, 2002
Cash and cash equivalents	$—	$121.5	$—	$68.9	$—	$190.4
Receivables, net	—	38.2	—	77.2	—	115.4
Inventories, net	—	25.4	0.5	150.8	(13.2)	163.5
Other current assets	—	7.1	0.1	38.6	—	45.8

Total current assets	—	192.2	0.6	335.5	(13.2)	515.1
Property, plant and equipment, net	—	104.4	33.5	447.4	—	585.3
Goodwill and other intangibles, net	—	8.1	95.9	—	—	104.0
Investments and other assets	(596.3)	68.0	47.2	1.3	518.8	39.0

Total assets	$(596.3)	$372.7	$177.2	$784.2	$505.6	$1,243.4

Accounts payable	$—	$25.3	$1.7	$47.1	$—	$74.1
Accrued expenses and other current liabilities	—	134.9	1.6	36.6	1.9	175.0
Deferred income on sales to distributors	—	32.3	—	38.5	—	70.8

Total current liabilities	—	192.5	3.3	122.2	1.9	319.9
Long-term debt (1)	551.4	1,372.2	—	31.2	(551.4)	1,403.4
Other long-term liabilities	—	28.3	—	16.8	—	45.1
Intercompany (1)	(595.7)	(621.7)	158.9	465.0	593.5	—

Total liabilities	(44.3)	971.3	162.2	635.2	44.0	1,768.4
Minority interests in consolidated subsidiaries	—	—	—	—	27.0	27.0
Redeemable preferred stock	110.1	—	—	—	—	110.1
Stockholders' equity (deficit)	(662.1)	(598.6)	15.0	149.0	434.6	(662.1)

Liabilities, minority interests and stockholders' equity (deficit)	(596.3)	372.7	177.2	784.2	505.6	1,243.4

As of December 31, 2001
Cash and cash equivalents	$—	$124.9	$0.1	$61.0	$—	$186.0
Receivables, net	—	62.4	—	73.2	—	135.6
Inventories, net	—	25.9	3.1	160.7	(4.1)	185.6
Other current assets	—	6.1	0.1	39.7	—	45.9

Total current assets	—	219.3	3.3	334.6	(4.1)	553.1
Property, plant and equipment, net	—	148.3	42.7	499.9	(4.4)	686.5
Deferred income taxes	—	—	—	1.3	—	1.3
Goodwill and other intangibles, net	—	8.0	107.9	—	—	115.9
Investments and other assets	(453.1)	(0.9)	45.4	1.0	450.0	42.4

Total assets	$(453.1)	$374.7	$199.3	$836.8	$441.5	$1,399.2

Accounts payable	$—	$33.4	$2.4	$74.0	$—	$109.8
Accrued expenses and other current liabilities	—	101.1	0.2	37.5	—	138.8

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Issuers		Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	ON Semiconductor Corporation(3)	SCI LLC
Deferred income on sales to distributors	—	43.3	—	56.1	—	99.4

Total current liabilities	—	177.8	2.6	167.6	—	348.0
Long-term debt(1)	260.0	1,352.6	—	41.9	(260.0)	1,394.5
Other long-term liabilities	—	36.3	—	12.1	—	48.4
Intercompany(1)	(297.3)	(732.2)	156.1	574.1	299.3	—

Total liabilities	(37.3)	834.5	158.7	795.7	39.3	1,790.9
Minority interests in consolidated subsidiaries	—	—	—	—	24.1	24.1
Redeemable preferred stock	101.6	—	—	—	—	101.6
Stockholders’ equity (deficit)	(517.4)	(459.8)	40.6	41.1	378.1	(517.4)

Liabilities, minority interests and stockholders’ equity (deficit)	$(453.1)	$374.7	$199.3	$836.8	$441.5	$1,399.2

For the year ended December 31, 2002
Revenues	$—	$534.5	$72.0	$1,326.4	$(839.2)	$1,093.7
Cost of sales	—	471.2	55.1	1,099.8	(830.2)	795.9

Gross profit	—	63.3	16.9	226.6	(9.0)	297.8

Research and development	—	22.4	13.6	31.9	—	67.9
Selling and marketing	—	32.1	1.6	27.5	—	61.2
General and administrative	—	60.5	(0.6)	42.2	—	102.1
Amortization of intangible	—	—	11.9	—	—	11.9
Restructuring, asset impairments and other	—	25.7	(1.1)	3.1	—	27.7

Total operating expenses	—	140.7	25.4	104.7	—	270.8

Operating income (loss)	—	(77.4)	(8.5)	121.9	(9.0)	27.0
Interest expense, net	—	(89.6)	(18.9)	(41.0)	—	(149.5)
Loss on debt prepayment and other(2)	—	(46.9)	—	40.4	—	(6.5)
Equity earnings	(141.9)	73.6	1.8	4.2	61.7	(0.6)

Income (loss) before income taxes and minority interests	(141.9)	(140.3)	(25.6)	125.5	52.7	(129.6)
Income tax benefit (provision)	—	(4.6)	—	(4.9)	—	(9.5)
Minority interests	—	—	—	—	(2.8)	(2.8)

Net income (loss)	$(141.9)	$(144.9)	$(25.6)	$120.6	$49.9	$(141.9)

For the year ended December 31, 2001
Revenues	$—	$639.6	$97.5	$1,459.4	$(973.3)	$1,223.2
Cost of sales	—	639.9	71.3	1,312.4	(1,027.7)	995.9

Gross profit	—	(0.3)	26.2	147.0	54.4	227.3

Research and development	—	12.9	3.8	64.2	—	80.9
Selling and marketing	—	39.1	4.3	31.4	—	74.8
General and administrative	—	45.8	—	85.1	—	130.9
Amortization of goodwill and other intangibles	—	—	22.6	—	—	22.6

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Issuers		Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	ON Semiconductor Corporation(3)	SCI LLC
Restructuring, asset impairments and other	—	56.4	2.5	91.5	—	150.4

Total operating expenses	—	154.2	33.2	272.2	—	459.6

Operating income (loss)	—	(154.5)	(7.0)	(125.2)	54.4	(232.3)
Interest expense, net	—	(71.5)	(18.9)	(49.2)	—	(139.6)
Gain on sale of investment in joint venture	—	—	3.1	—	—	3.1
Equity earnings	(831.4)	(237.2)	(0.9)	0.2	1,069.3	—

Income (loss) before income taxes and minority interests	(831.4)	(463.2)	(23.7)	(174.2)	1,123.7	(368.8)
Income tax benefit (provision)	—	(325.5)	(14.8)	11.7	(17.2)	(345.8)
Minority interests	—	—	—	—	(0.4)	(0.4)
Cumulative effect of accounting change	—	(44.1)	—	(72.3)	—	(116.4)

Net income (loss)	$(831.4)	$(832.8)	$(38.5)	$(234.8)	$1,106.1	$(831.4)

For the year ended December 31, 2000
Revenues	$—	$2,245.8	$122.4	$2,575.9	$(2,860.8)	$2,083.3
Cost of sales	—	1,765.6	92.0	2,317.6	(2,821.0)	1,354.2

Gross profit	—	480.2	30.4	258.3	(39.8)	729.1

Research and development	—	36.8	13.0	19.4	—	69.2
Selling and marketing	—	56.9	6.4	36.8	—	100.1
General and administrative	—	180.7	5.0	47.7	—	233.4
Amortization of goodwill and other intangibles	—	—	16.8	—	—	16.8
Write off of in-process research and development	—	—	26.9	—	—	26.9
Restructuring, asset impairments and other	—	—	—	4.8	—	4.8

Total operating expenses	—	274.4	68.1	108.7	—	451.2

Operating income (loss)	—	205.8	(37.7)	149.6	(39.8)	277.9
Interest expense, net	—	(78.5)	(14.3)	(42.5)	—	(135.3)
Loss on debt prepayment and other(2)	—	(29.2)	—	—	—	(29.2)
Equity earnings	71.1	16.1	6.3	—	(92.4)	1.1

Income (loss) before income taxes and minority interests	71.1	114.2	(45.7)	107.1	(132.2)	114.5
Income tax benefit (provision)	—	(47.2)	20.8	(22.1)	9.5	(39.0)
Minority interests	—	—	—	—	(4.4)	(4.4)

Net income (loss)	$71.1	$67.0	$(24.9)	$85.0	$(127.1)	$71.1

For the year ended December 31, 2002
Net cash provided by (used in) operating activities	$—	$(187.9)	$0.4	$238.9	$(5.0)	$46.4

Cash flows from investing activities:
Purchases of property, plant and equipment	—	(6.7)	(0.5)	(33.3)	—	(40.5)
Equity injections from Parent	—	(0.5)	—	—	0.5	—

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Issuers		Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	ON Semiconductor Corporation(3)	SCI LLC
Proceeds from sales of property, plant and equipment	—	2.3	—	2.2	—	4.5

Net cash used in investing activities	—	(4.9)	(0.5)	(31.1)	0.5	(36.0)

Cash flows from financing activities:
Intercompany loans	—	(233.0)	—	233.0	—	—
Intercompany loan repayments	—	429.4	—	(429.4)	—	—
Proceeds from debt issuance, net of closing costs and discount	—	278.6	—	—	—	278.6
Payments on capital lease obligation	—	(1.1)	—	—	—	(1.1)
Dividends paid to affiliate	—	—	—	(5.0)	5.0	—
Equity injections from Parent	—	—	—	0.5	(0.5)	—
Repayment of long term debt	—	(287.1)	—	—	—	(287.1)
Proceeds from exercise of stock options and issuance of common stock under the employee stock purchase plan	—	2.6	—	—	—	2.6

Net cash provided by financing activities	—	189.4	—	(200.9)	4.5	(7.0)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	1.0	—	1.0

Net increase (decrease) in cash and cash equivalents	—	(3.4)	(0.1)	7.9	—	4.4
Cash and cash equivalents, beginning of period	—	124.9	0.1	61.0	—	186.0

Cash and cash equivalents, end of period	$—	$121.5	$—	$68.9	$—	$190.4

For the year ended December 31, 2001
Net cash provided by (used in) operating activities	$—	$(38.2)	$2.3	$(80.5)	$—	$(116.4)

Cash flows from investing activities:
Purchases of property, plant and equipment	—	(50.4)	(1.1)	(97.5)	—	(149.0)
Investments in and advances to joint ventures	—	(0.5)	—	—	—	(0.5)
Acquisition of minority interests in consolidated subsidiaries	—	—	—	(0.1)	—	(0.1)
Proceeds from sale of investment in joint venture	—	20.4	—	—	—	20.4
Proceeds from sales of property, plant and equipment	—	4.8	—	9.0	—	13.8

Net cash used in investing activities	—	(25.7)	(1.1)	(88.6)	—	(115.4)

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Issuers		Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	ON Semiconductor Corporation(3)	SCI LLC
Cash flows from financing activities:
Intercompany loans	—	(218.5)	—	218.5	—	—
Intercompany loan repayments	—	145.7	—	(145.7)	—	—
Proceeds from senior credit facilities and other borrowings	—	125.0	—	9.5	—	134.5
Payments on capital lease obligation	—	(1.9)	—	—	—	(1.9)
Proceeds from convertible redeemable preferred stock	—	99.2	—	—	—	99.2
Repayment of debt issuance costs	—	(5.1)	—	—	—	(5.1)
Repayment of long term debt	—	(5.6)	—	—	—	(5.6)
Proceeds from exercise of stock options and issuance of common stock under the employee stock purchase plan	—	5.1	—	—	—	5.1

Net cash provided by financing activities	—	143.9	—	82.3	—	226.2

Effect of exchange rate changes on cash and cash equivalents	—	—	—	0.8	—	0.8

Net increase (decrease) in cash and cash equivalents	—	80.0	1.2	(86.0)	—	(4.8)
Cash and cash equivalents, beginning of period	—	44.9	(1.1)	147.0	—	190.8

Cash and cash equivalents, end of period	$—	$124.9	$0.1	$61.0	$—	$186.0

For the year ended December 31, 2000
Net cash provided by (used in) operating activities	$—	$396.1	$8.9	$(92.8)	$—	$312.2

Cash flows from investing activities:
Purchases of property, plant and equipment	—	(49.4)	(10.0)	(194.7)	—	(254.1)
Investment in business, net of cash acquired	—	(253.2)	—	—	—	(253.2)
Investments in and advances to joint ventures	—	(2.5)	—	—	—	(2.5)
Acquisition of minority interests in consolidated subsidiaries	—	—	—	(1.5)	—	(1.5)
Proceeds from sales of property, plant and equipment	—	4.8	—	13.3	—	18.1

Net cash used in investing activities	—	(300.3)	(10.0)	(182.9)	—	(493.2)

Cash flows from financing activities:
Intercompany loans	—	(310.0)	—	310.0	—	—
Intercompany loan repayments	—	41.5	—	(41.5)	—	—
Proceeds from initial public offering, net of offering expenses	—	514.8	—	—	—	514.8

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Issuers		Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	ON Semiconductor Corporation(3)	SCI LLC
Proceeds from senior credit facilities and other borrowings	—	200.0	—	36.6	—	236.6
Payment of debt issuance costs	—	(3.2)	—	—	—	(3.2)
Repayment of senior credit facilities, including prepayment penalty	—	(131.5)	—	—	—	(131.5)
Repayment of senior subordinated notes, including prepayment penalty	—	(156.8)	—	—	—	(156.8)
Redemption of redeemable preferred stock, including accrued dividends	—	(228.4)	—	—	—	(228.4)
Proceeds from exercise of stock options and issuance of common stock under the employee stock purchase plan	—	7.8	—	—	—	7.8

Net cash provided by financing activities	—	(65.8)	—	305.1	—	239.3

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(0.1)	—	(0.1)

Net increase (decrease) in cash and cash equivalents	—	30.0	(1.1)	29.3	—	58.2
Cash and cash equivalents, beginning of period	—	14.9	—	117.7	—	132.6

Cash and cash equivalents, end of period	$—	$44.9	$(1.1)	$147.0	$—	$190.8

(1)	For purposes of this presentation, the Senior Subordinated Notes and the Second-Lien Notes have been reflected in the condensed balance sheets of both the Company and SCI LLC with the appropriate offset reflected in the eliminations column. Interest expense has been allocated to SCI LLC only.
(2)	Includes the effects of an intercompany loan write-off in connection with the closure of the Company’s Guadalajara, Mexico facility.
(3)	The Company is a holding company and has no operations apart from those of its operating subsidiaries. Additionally, the Company does not maintain a bank account; rather, all of its cash receipts and disbursements are processed on its behalf by SCI LLC, its primary operating subsidiary.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10:    Income Taxes

Geographic sources of income (loss) before income taxes, minority interests and cumulative effect of accounting change are as follows (in millions):

	Year Ended December 31,
	2002	2001	2000
United States	$(233.2)	$(190.7)	$33.0
Foreign	103.6	(178.1)	81.5

	$(129.6)	$(368.8)	$114.5

The provision for income taxes is as follows (in millions):

	Year Ended December 31,
	2002	2001	2000
Current
Federal	$—	$(16.5)	$26.8
State and local	0.1	0.5	3.1
Foreign	3.0	6.7	20.6

	3.1	(9.3)	50.5

Deferred
Federal	—	315.8	(8.7)
State and local	—	39.6	(1.2)
Foreign	6.4	(0.3)	(1.6)

	6.4	355.1	(11.5)

	$9.5	$345.8	$39.0

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2002	2001	2000
U.S. federal statutory rate	(35.0)%	(35.0)%	35.0%
Increase (decrease) resulting from:
State and local taxes, net of federal tax benefit	(9.0)	(3.4)	2.2
Foreign withholding taxes	1.3	1.5	2.5
Foreign rate differential	(25.5)	10.9	(5.7)
Change in valuation allowance	73.6	119.1	—
Other	1.9	0.6	0.1

	7.3%	93.7%	34.1%

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets are as follows (in millions):

	Year Ended December 31,
	2002	2001
Tax-deductible goodwill	$235.2	$255.4
Reserves and accruals	24.3	31.9
Inventories	15.1	29.6
Property, plant and equipment	16.2	28.9
Net operating loss and tax credit carryforwards	237.0	95.3
Other	18.2	20.0

Gross deferred tax assets	$546.0	$461.1
Valuation allowance	(541.8)	(450.6)

Net deferred tax asset	$4.2	$10.5

A valuation allowance has been recorded against the Company’s deferred tax assets, with the exception of deferred tax assets at certain foreign subsidiaries, as management believes it is more likely than not that these assets will not be realized.

As of December 31, 2002, the Company’s federal, state, and foreign net operating loss carryforwards were $541.2 million, $608.0 million, and $17.3 million, respectively. If not utilized, these net operating losses will expire in varying amounts from 2006 through 2023. The Company’s ability to utilize its federal net operating loss carryforwards may be limited in the future if the Company experiences an ownership change as defined by the Internal Revenue Code.

Income taxes have not been provided on the undistributed earnings of the Company’s foreign subsidiaries (approximately $87.8 million at December 31, 2002) over which it has sufficient influence to control the distribution of such earnings and has determined that such earnings have been reinvested indefinitely. These earnings could become subject to federal income tax if they are remitted as dividends, if foreign earnings are loaned to any of the Company’s domestic subsidiaries, or if the Company sells its investment in such subsidiaries. The Company estimates that repatriation of these foreign earnings would generate additional foreign withholding taxes of $13.1 million.

Note 11:    Redeemable Preferred Stock

On September 7, 2001, the Company issued 10,000 shares of its Series A Cumulative Convertible Redeemable Preferred Stock (“the preferred stock”) with a stated value of $100 million to an affiliate of TPG. Net proceeds from the sale after deducting issuance costs were approximately $99.2 million. As of the issuance date, the preferred stock was convertible into 35,460,993 shares of the Company’s common stock at a price of $2.82 per share (subject to specified anti-dilution provisions) and is redeemable at the holder’s option any time after September 7, 2009. The preferred stock has a cumulative dividend payable quarterly in cash, at the rate of 8.0% per annum (or, if greater during the relevant quarterly period, in an amount equal to the value of the dividends that would be paid on the common stock then issuable upon conversion of the preferred stock), compounded to the extent not paid, and subject to restrictions under the Company’s senior bank facilities, the 12% Senior Subordinated Notes due in 2009 and other documents relating to the Company’s indebtedness.

The per share price of the Company’s common stock on the date of issuance was $3.19, which was $0.37 higher than the conversion price of $2.82, resulting in a beneficial conversion feature (“BCF”) of approximately $13.1 million. The BCF was originally recorded as a discount against the preferred shares with an offsetting

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

increase to additional paid-in capital. However, since the preferred shares are convertible immediately and have no stated redemption date, the discount was accreted in full on the date of issuance effectively eliminating the originally recorded discount. The net loss applicable to common shareholders in 2001 was increased by the $13.1 million accretion for purposes of calculating earnings per share.

At any time after September 7, 2009, the holders may require that the Company redeem their shares at a redemption price equal to the greater of (i) the stated value of the preferred stock plus all accrued and unpaid dividends thereon or (ii) 50% of the then current market price of the common stock (based upon the average closing price of the common stock over the preceding 30 trading days) and other assets and property, if any, into which one share of preferred stock is then convertible. Upon a change of control, the holders of the preferred stock may “put” their shares to the Company at 101% of the stated value plus accumulated and unpaid dividends. The holders of the preferred stock were also granted registration rights in respect of the common stock underlying the preferred stock.

The holder’s right to require the Company to redeem the preferred stock is subject to, and expressly conditioned upon, limitations under the Company’s various debt agreements. The holders of the preferred stock will be entitled to vote with the holders of the Company’s common stock as a single class. As of the issuance date, each share of preferred stock was entitled to approximately 3,135 votes, subject to certain adjustments for accumulated dividends and those made in accordance with anti-dilution provisions contained in the underlying agreements.

Note 12:    Common Stock

On May 3, 2000, the Company completed the initial public offering of its common stock, selling 34.5 million shares with an issue price of $16 per share. Net proceeds from the IPO (after deducting issuance costs) were approximately $514.8 million. The net proceeds were used to redeem all of the preferred stock then outstanding (including accrued dividends), redeem a portion of the 12% Senior Subordinated Notes due in 2009 and prepay a portion of the loans outstanding under the senior bank facilities. In connection with this debt prepayment, the Company incurred prepayment penalties and redemption premiums of $17.3 million and wrote off $11.9 million of debt issuance costs.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings (loss) per share calculations for 2002, 2001 and 2000 are as follows (in millions, except per share data):

	2002	2001	2000
Net income (loss) before cumulative effect of accounting change	$(141.9)	$(715.0)	$71.1
Less: Accretion of beneficial conversion feature of redeemable preferred stock	—	(13.1)	—
Less: Redeemable preferred stock dividends	(8.5)	(2.4)	(8.8)

Net income (loss) applicable to common stock before cumulative effect of accounting change	(150.4)	(730.5)	62.3
Cumulative effect of accounting change	—	(116.4)	—

Net income (loss) applicable to common stock	$(150.4)	$(846.9)	$62.3

Basic weighted average common shares outstanding	175.6	173.6	160.2
Add: Incremental shares for:
Dilutive effect of stock options	—	—	5.4
Convertible redeemable preferred stock	—	—	—

Diluted weighted average common shares outstanding	175.6	173.6	165.6

Earnings per share
Basic:
Net income (loss) applicable to common stock before cumulative effect of accounting change	$(0.86)	$(4.21)	$0.39
Cumulative effect of accounting change	—	(0.67)	—

Net income (loss) applicable to common stock	$(0.86)	$(4.88)	$0.39

Diluted:
Net income (loss) applicable to common stock cumulative effect of accounting change	$(0.86)	$(4.21)	$0.38
Cumulative effect of accounting change	—	(0.67)	—

Net income (loss) applicable to common stock	$(0.86)	$(4.88)	$0.38

Basic earnings (loss) per share is computed by dividing net income (loss) adjusted for dividends accrued on the Company’s redeemable preferred stock and the accretion of the beneficial conversion feature on the redeemable preferred stock by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share generally assumes the conversion of the convertible redeemable preferred stock into common stock and also incorporates the incremental impact of shares issuable upon the assumed exercise of stock options. The number of incremental shares from the assumed exercise of stock options is calculated by applying the treasury stock method. For 2002 and 2001, the effect of stock option shares were not included as the related impact would have been anti-dilutive as the Company generated a net loss in those periods. Had the Company generated net income in 2002 and 2001, the assumed exercise of stock options would have resulted in an additional 3.5 million shares and 5.1 million shares of diluted weighted average common shares outstanding in 2002 and 2001, respectively. This computation excludes an additional 13.3 million and 8.8 million of options outstanding at December 31, 2002 and 2001 as their exercise price exceeds the average fair market value during those years and, accordingly, the related impact would have been anti-dilutive. For 2002 and 2001, the assumed conversion of the redeemable preferred stock was also not included in determining diluted earnings per share as the related impact would have been anti-dilutive. The redeemable preferred stock is convertible into shares of the Company’s common stock at a price of $2.82.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 24, 2002, the Company filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission to register 40,000,000 shares of common stock. The Company may sell the registered shares in one or more offerings depending on market and general business conditions. Because the Company is not planning on issuing any shares in the near future, the Company has not yet requested that the shelf registration statement be declared effective.

On July 9, 2002, the Company received a notice from Nasdaq advising that it was not in compliance with the Nasdaq National Market’s minimum bid price requirement (Marketplace Rule 4450 (b)(4)) because its common stock had traded below $3.00 per share for 30 consecutive trading days and that, if the Company were unable to demonstrate compliance with this requirement by October 7, 2002, Nasdaq would provide it written notification that its securities will be delisted. Because the Company’s stock had not closed above $2.82 a share since July 9, 2002, it seemed unlikely that it would have regained compliance with the minimum bid price requirement. Therefore, on October 2, 2002 the Company requested a transfer of the listing of our common stock from the Nasdaq National Market to the Nasdaq SmallCap Market. On October 22, 2002 Nasdaq approved the transfer and effective October 25, 2002, the Company began trading on the Nasdaq SmallCap Market.

Note 13:    Stock Options

The Company adopted the ON Semiconductor 1999 Founders Stock Option Plan (“the 1999 Plan”), which is an incentive plan for key employees, directors and consultants. A total of 11.6 million shares of the Company’s common stock have been reserved for issuance under the 1999 Plan. The 1999 Plan is administered by the Board of Directors or a committee thereof, which is authorized to, among other things, select the key employees, directors and consultants who will receive grants and determine the exercise prices and vesting schedules of the options. Prior to the existence of a public market for the Company’s common stock, the Board of Directors determined fair market value.

On February 17, 2000, the Company adopted the 2000 Stock Incentive Plan (“the 2000 Plan”) to provide key employees, directors and consultants with various equity-based incentives as described in the plan document. During 2001, stockholders voted to amend the 2000 Plan to increase the number of shares of the Company’s common stock issuable thereunder by 3.0 million (for an aggregate of 13.0 million shares at December 31, 2001). The 2000 Plan is administered by the Board of Directors or a committee thereof, which is authorized to determine, among other things, the key employees, directors or consultants who will receive awards under the plan, the amount and type of award, exercise prices or performance criteria, if applicable, and vesting schedules.

Generally, the options granted under both plans vest over a period of four years. Under the 1999 Plan, all outstanding options and under the 2000 Plan certain outstanding options vest automatically upon a change of control, as defined, provided the option holder is employed by the Company on the date of the change in control. Under the 2000 Plan, certain other outstanding options vest upon a change of control if the Board of Directors of the Company, in its discretion, provides for acceleration of the vesting of said options. Upon the termination of an option holder’s employment, all unvested options will immediately terminate and vested options will generally remain exercisable for a period of 90 days after date of termination (one year in the case of death or disability).

There was an aggregate of 6.3 million, 4.7 million and 6.6 million shares of common stock available for grant under the 1999 Plan and the 2000 Plan at December 31, 2002, 2001 and 2000, respectively.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Additional information with respect to the activity of the Company’s stock option plans is as follows (in millions, except per share data):

	2002		2001		2000
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	18.7	$5.91	14.4	$6.46	10.1	$1.50
Grants	9.0	3.12	8.4	5.26	5.5	15.18
Exercises	(0.8)	1.50	(0.6)	1.50	(0.6)	1.67
Cancellations	(4.5)	7.47	(3.5)	7.42	(0.6)	7.71

Outstanding at end of year	22.4	$4.63	18.7	$5.91	14.4	$6.46

Exercisable at end of year	8.8	$4.90	4.6	$4.65	2.6	$3.32

Weighted average fair value of options granted during the period		$1.91		$3.25		$8.04

The following tables summarize options outstanding and options exercisable at December 31, 2002:

	Outstanding Options
	Number Shares	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price
Range of Exercise Prices
$1.25-$1.50	7.3	6.99	$1.48
$1.80-$2.71	2.1	9.84	1.95
$3.22-$4.24	6.8	8.96	3.61
$5.50-$9.03	3.7	8.20	6.42
$10.88-$21.38	2.5	7.38	15.95

Totals	22.4		$4.63

	Exercisable Options
	Number Shares	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price
Range of Exercise Prices
$1.25-$1.50	5.4	6.73	$1.50
$3.22-$4.24	0.8	8.86	4.00
$5.50-$9.03	1.0	8.10	6.64
$10.88-$21.38	1.6	7.37	15.97

Totals	8.8		$4.90

These options will expire if not exercised at specific dates through November 2012.

In 2002, the Company recorded charges of $4.1 million related to the modification of option terms for employees terminated under the restructuring plan as well as the separation of an executive officer. These charges are recorded in restructuring and other charges in the consolidated statement of operations with an

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

offsetting credit to additional paid-in capital. In 2002, the Company also recorded $0.4 million of compensation expense related to stock options issued to consultants and other stock option modifications to certain employees.

In 2001, the Company issued warrants to purchase 1,250,000 shares of common stock to consultants for services rendered during 2001. These warrants, which have an exercise price of $1.90 per share, were recorded at their estimated fair value of $1.3 million as a charge to general and administrative expense with an offsetting credit to additional paid-in capital. These warrants vested at the date of grant and expire in October 2005.

During 2000, an employee of the Company was granted 80,000 stock appreciation rights under the 2000 Plan with a reference price of $16.00.

In 2000, the Company granted certain consultants options to purchase approximately 91,000 shares of common stock at exercise prices ranging from $1.50 to $16.00 per share. The aggregate estimated fair value of these options of $1.2 million was recognized as general and administrative expense over the term of the respective consulting agreements, approximately $0.5 million in 2001 and $0.7 million in 2000. These grants expire at various dates through June 2003.

On February 17, 2000, the Company adopted the 2000 Employee Stock Purchase Plan. Subject to local legal requirements, each of the Company’s full-time employees has the right to elect to have up to 10% of their payroll applied towards the purchase of shares of the Company’s common stock at a price equal to 85% of the fair market value of such shares as determined under the plan. Employees will be limited to annual purchases of $25,000 under this plan. In addition, during each quarterly offering period, employees may not purchase stock exceeding the lesser of (i) 500 shares, or (ii) the number of shares equal to $6,250 divided by the fair market value of the stock on the first day of the offering period. During 2002, 2001 and 2000, employees purchased approximately 1.0 million, 1.3 million and 1.0 million shares under the plan. During 2001, shareholders voted to amend the 2000 Employee Stock Purchase Plan to increase the number of shares of the Company’s common stock issuable thereunder by 4.0 million (for an aggregate of 5.5 million shares).

Note 14:    Employee Benefit Plans

Defined Benefit Plans

In connection with the Recapitalization, the Company established the ON Semiconductor Pension Plan (the “Plan”) that, after one year of service, covered most U.S. employees who were also formerly employees of Motorola. The Plan’s benefit formula was dependent upon each employee’s earnings and years of service. Benefits under the Plan are valued utilizing the projected unit credit cost method. The Company’s policy is to fund its defined benefit plans in accordance with the requirements and regulations of the Internal Revenue Code.

In November 1999, the Plan was amended so that benefit accruals under the Plan will be discontinued effective December 31, 2004 for those employees whose combined age and years of service (in complete years) equaled or exceeded 65 at August 4, 1999 (the “Grandfathered Employees”). Benefit accruals under the plan for all other employees were discontinued effective December 31, 2000. Upon termination or retirement, employees may elect to receive their benefits in the form of either an annuity contract or a lump-sum distribution. In 2000, the ON Semiconductor Grandfathered Pension Plan (the “Grandfathered Plan”) was established and the assets and accumulated benefits related to the Grandfathered Employees were transferred to the Grandfathered Plan.

Effective April 15, 2001, the Company terminated the Plan in a standard termination, which requires plan assets be sufficient to provide all benefits for participants and beneficiaries of deceased participants. Substantially all accrued benefits under the Plan were distributed to participants by December 31, 2001.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain of the Company’s foreign subsidiaries provide retirement plans for substantially all of their employees. Such plans conform to local practice in terms of providing minimum benefits mandated by law, collective agreements or customary practice. Benefits under all foreign pension plans are also valued using the projected unit credit cost method.

The following is a summary of the status of the Company’s various pension plans and the net periodic pension cost (dollars in millions):

	2002			2001
	U.S. Pension Plans	Foreign Pension Plans	Total	U.S. Pension Plans	Foreign Pension Plans	Total
Assumptions used to value the Company’s pension obligations are as follows:
Rate of compensation increase	3.00%	3.17%		3.00%	3.77%
Discount rate	5.00%	4.40%		7.40%	5.08%
Benefit obligation, beginning of period	$41.5	$22.3	$63.8	$77.4	$32.8	$110.2
Service cost	1.8	1.3	3.1	2.1	2.2	4.3
Interest cost	3.0	0.8	3.8	2.4	1.6	4.0
Curtailment gain	—	(0.3)	(0.3)	—	(0.2)	(0.2)
Actuarial (gain) loss	5.3	1.2	6.5	18.0	(0.5)	17.5
Benefits paid	(4.8)	(6.7)	(11.5)	(58.4)	(11.7)	(70.1)
Translation (gain) loss	—	0.7	0.7	—	(1.9)	(1.9)

Benefit obligation, end of period	$46.8	$19.3	$66.1	$41.5	$22.3	$63.8

Change in Plan Assets:
Fair value, beginning of period	$10.1	$9.1	$19.2	$60.5	$18.1	$78.6
Actual return on plan assets	(1.1)	0.3	(0.8)	0.4	(0.6)	(0.2)
Employer contributions	13.0	1.3	14.3	7.6	4.4	12.0
Benefits paid	(4.8)	(6.7)	(11.5)	(58.4)	(11.7)	(70.1)
Translation gain (loss)	—	—	—	—	(1.1)	(1.1)

Fair value, end of period	$17.2	$4.0	$21.2	$10.1	$9.1	$19.2

Balances, end of period:
Pension benefit obligation	$(46.8)	$(19.3)	$(66.1)	$(41.5)	$(22.3)	$(63.8)
Fair value of plan assets	17.2	4.0	21.2	10.1	9.1	19.2

Funded status	(29.6)	(15.3)	(44.9)	(31.4)	(13.2)	(44.6)
Unrecognized net actuarial loss (gain)	20.0	1.5	21.5	17.3	(0.2)	17.1
Unrecognized prior service cost	0.9	1.9	2.8	1.3	2.2	3.5

Net liability recognized end of period	$(8.7)	$(11.9)	$(20.6)	$(12.8)	$(11.2)	$(24.0)

The net amounts recognized in the consolidated balance sheet consist of the following:
Accrued expenses	$(6.4)	$(2.0)	$(8.4)	$(13.0)	$(1.3)	$(14.3)
Other long-term liabilities	(22.0)	(11.8)	(33.8)	(14.9)	(9.9)	(24.8)
Intangible asset	0.8	1.2	2.0	1.3	—	1.3
Accumulated other comprehensive income (loss)	18.9	0.7	19.6	13.8	—	13.8

Net liability recognized, end of period	$(8.7)	$(11.9)	$(20.6)	$(12.8)	$(11.2)	$(24.0)

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2002			2001			2000
	U.S. Pension Plans	Foreign Pension Plans	Total	U.S. Pension Plans	Foreign Pension Plans	Total	U.S. Pension Plans	Foreign Pension Plans	Total
Assumptions used to determine pension costs are as follows:
Discount rate	7.40%	5.08%		6.80%	5.76%		6.80%	6.22%
Expected return on assets	8.50%	3.17%		8.50%	7.46%		8.50%	5.15%
Rate of compensation increase	3.00%	3.77%		3.00%	3.77%		5.00%	4.75%
Components of net periodic pension cost:
Service cost	$1.8	$1.3	$3.1	$2.1	$2.2	$4.3	$4.7	$2.6	$7.3
Interest cost	3.0	0.8	3.8	2.4	1.6	4.0	4.5	2.0	6.5
Expected return on assets	(1.2)	(0.3)	(1.5)	(1.4)	(1.0)	(2.4)	(5.2)	(1.5)	(6.7)
Amortization of prior service cost	0.1	0.3	0.4	0.2	0.4	0.6	0.2	0.6	0.8
Other losses	4.9	—	4.9	0.3	—	0.3	—	—	—
Settlement loss (curtailment gain)	0.4	(0.3)	0.1	9.9	2.3	12.2	—	—	—

Net periodic pension cost	$9.0	$1.8	$10.8	$13.5	$5.5	$19.0	$4.2	$3.7	$7.9

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $63.8 million, $56.8 million, and $19.6 million, respectively as of December 31, 2002 and $60.4 million, $54.6 million and $16.3 million, respectively as of December 31, 2001.

We recognize a minimum liability in our financial statements for our underfunded pension plans. The total accrued pension liability of $42.2 million and $39.1 million at December 31, 2002 and 2001, respectively and includes an additional minimum pension liability of $21.6 and $15.1 million, respectively. The additional minimum liability was offset by a $2.0 million intangible asset and a $19.6 million increase to stockholders’ deficit at December 31, 2002 compared with a $1.3 million intangible asset and a $13.8 million increase to stockholders’ deficit at December 31, 2001.

In regards to the Grandfathered Plan, the Company reevaluated its current assumptions in light of the actual returns experienced, current annuity rates and the expected discontinuation of benefits as of December 31, 2004 with the subsequent payment of benefits in 2005. The discount rate used to determine the pension obligation at December 31, 2002 and to determine future expense was lowered to 5.0% from 7.4% in the previous year. In addition, the expected return on plan assets used to determine future expense was lowered to 2.5% from 8.5%, reflecting the Company’s change in investment policy regarding the assets of the Grandfathered Plan. Upon the termination of the Grandfathered Plan, the Company is obligated to ensure that the plan has assets sufficient to pay accrued benefits.

Effective January 1, 2003, the Company changed its method of accounting for unrecognized net actuarial gains or losses relating to its defined benefit pension obligations. Historically, the Company amortized its net unrecognized actuarial gains or losses over the average remaining service lives of active plan participants, to the extent that such net gains or losses exceeded the greater of 10% of the related projected benefit obligation or plan assets. The Company will no longer defer actuarial gains or losses but will recognize such gains and losses during the fourth quarter of each year, which is the period the Company’s annual pension plan actuarial valuations are prepared. Management believes that this change is to a preferable accounting method as actuarial gains or losses will be recognized currently in income rather than being deferred.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The impact of this change for periods prior to January 1, 2003 is a charge of $21.5 million, both before and after income taxes, and will be reflected as the cumulative effect of a change in accounting principle in the Company’s consolidated statement of operations and comprehensive loss for the quarter ended April 4, 2003. Absent the accounting change, the $21.5 million of net unrecognized actuarial losses at December 31, 2002 would have been recognized as an operating expense in future periods.

The estimated pro forma effects of the accounting change are as follows (in millions except share data):

	Year Ended December 31,
	2002	2001	2000
As reported:
Net income (loss) before cumulative effect of accounting change	$(141.9)	$(715.0)	$71.1
Net income (loss)	$(141.9)	$(831.4)	$71.1
Basic net income (loss) before cumulative effect of accounting change per share	$(0.86)	$(4.21)	$0.39
Basic net income (loss) per share	$(0.86)	$(4.88)	$0.39
Diluted net income (loss) before cumulative effect of accounting change per share	$(0.86)	$(4.21)	$0.38
Diluted net income (loss) per share	$(0.86)	$(4.88)	$0.38
Pro forma amounts reflecting the accounting change applied retroactively:
Net income (loss) before cumulative effect of accounting change	$(146.3)	$(725.2)	$64.5
Net income (loss)	$(146.3)	$(841.6)	$64.5
Basic net income (loss) before cumulative effect of accounting change per share	$(0.88)	$(4.27)	$0.35
Basic net income (loss) per share	$(0.88)	$(4.94)	$0.35
Diluted net income (loss) before cumulative effect of accounting change per share	$(0.88)	$(4.27)	$0.34
Diluted net income (loss) per share	$(0.88)	$(4.94)	$0.34

Defined Contribution Plans

The Company has a deferred compensation plan (“the Savings Plan”) for all eligible U.S. employees established under the provisions of Section 401(k) of the Internal Revenue Code. Eligible employees may contribute a percentage of their salary subject to certain limitations. Effective January 1, 2000, the Company began a matching contribution of 100% of the first 4% of employee contributions, and 50% of the next 4% of employee contributions, as defined in the Savings Plan.

The Company recognized $7.1 million of expense relating to matching contributions in 2000. Effective March 1, 2001 the Company amended the Savings Plan to make the matching contribution discretionary. A discretionary matching contribution was offered through April 2001, resulting in $2.2 million of related expense in 2001. Effective January 1, 2002, the Company reinstated a discretionary matching contribution of 100% of the first 3% of employee contributions and, if certain financial goals are achieved, an additional 50% of the next 6% of employee contributions. In 2002 the Company recognized $4.0 million of expense relating to matching contributions in 2002.

Certain foreign subsidiaries have defined contribution plans in which eligible employees participate. The Company recognized compensation expense of $0.4 million, $0.6 million and $1.0 million relating to these plans for the years ended 2002, 2001 and 2000, respectively.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 15:    Financial Instruments

Foreign Currencies

As a multinational business, the Company’s transactions are denominated in a variety of currencies. When appropriate, the Company uses forward foreign currency contracts to reduce its overall exposure to the effects of currency fluctuations on its results of operations and cash flows. The Company’s policy prohibits trading in currencies for which there are no underlying exposures, or entering into trades for any currency to intentionally increase the underlying exposure.

Under the Company’s foreign exchange management program, foreign subsidiaries provide forecasts of their foreign currency exposures. The Company then aggregates the forecasted amounts and enters into foreign currency contracts in order to create an offset to the underlying exposures. Losses or gains on the underlying cash flows or investments offset gains or losses on the financial instruments. The Company primarily hedges existing assets and liabilities and cash flows associated with transactions currently on its balance sheet.

At December 31, 2002 and 2001, the Company had net outstanding foreign exchange contracts with notional amounts of $19.5 million and $33.8 million, respectively. Such contracts were obtained through financial institutions and were scheduled to mature within three months. Management believes that these financial instruments should not subject the Company to increased risks from foreign exchange movements because gains and losses on these contracts, which are included in other current liabilities, should offset losses and gains on the assets, liabilities and transactions being hedged. The following schedule shows the net foreign exchange positions in U.S. dollars as of December 31, 2002 and 2001 (in millions):

	December 31,
	2002 Buy (Sell)	2001 Buy (Sell)
Japanese Yen	$(16.3)	$(31.9)
Czech Koruna	2.7	—
Euro	(11.4)	(8.0)
Philippine Peso	1.8	—
Mexican Peso	0.3	2.4
British Pound	5.0	6.1
Singapore Dollar	1.8	1.5
Swedish Krona	1.5	—
Taiwan Dollar	(4.9)	(3.4)
Other	—	(0.5)

	$(19.5)	$(33.8)

The Company is exposed to credit-related losses if counterparties to its foreign exchange contracts fail to perform their obligations. At December 31, 2002, the counterparties on the Company’s foreign exchange contracts are two highly rated financial institutions and no credit-related losses are anticipated. Amounts payable or receivable under the contracts are included in other current assets or accrued expenses in the accompanying consolidated balance sheet. For 2002, 2001, and 2000, aggregate foreign currency transaction gains/(losses) total $(0.3) million, $1.2 million and $6.9 million, respectively.

Interest Rate Agreements

At December 31, 2002, the Company had two interest rate swaps of $100.0 million and $55.0 million, which were required by its senior bank facilities. The interest rate swaps are floating-to-fixed rate agreements based on LIBOR with quarterly interest rate resets. The $100.0 million swap has a fixed rate is 5.9% and expires

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in December 2004 while the $55.0 million swap has a fixed rate of 6.8% and expires in September 2003. The notional amounts are used solely as the basis for which the payment streams are calculated and exchanged. The notional amount is not a measure of the exposure to the Company through the use of the swaps. Amounts to be paid or received under the contracts are recorded in either other current assets or accrued expenses in the accompanying consolidated balance sheet and as an adjustment to interest expense.

Other

At December 31, 2002, the Company had no outstanding commodity derivatives, currency swaps or options relating to either its debt instruments or investments. The Company does not hedge the value of its equity investments in its subsidiaries or affiliated companies.

Note 16:    Fair Value of Financial Instruments

The Company uses the following methods to estimate the fair values of its financial instruments:

Cash and Cash Equivalents

The carrying amount approximates fair value due to the short-term maturities of such instruments.

Long-term Debt

The fair values of the Company’s long-term borrowings are determined by obtaining quoted market prices if available or market prices for comparable debt instruments.

Foreign Currency Exchange Contracts

Forward foreign exchange contracts are valued at current foreign exchange rates for contracts with similar maturities.

Interest Rate Agreements

The fair values of the Company’s interest rate swaps represent the amounts at which they could be settled and are estimated by obtaining quotes from brokers.

Series A Cumulative Convertible Redeemable Preferred Stock

The fair value of the Company’s cumulative convertible redeemable preferred stock as of December 31, 2002 was estimated as the sum of the present value of the related future cash flows discounted at a rate for a financial instrument with similar characteristics plus the estimated fair value of the conversion option using the Black Scholes option-pricing model. As of December 31, 2001, the fair value was estimated to approximate the carrying value.

The carrying amounts and fair values of the Company’s financial instruments at December 31, 2002 and 2001 are as follows (in millions):

	December 31, 2002		December 31, 2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$(1,403.4)	$(1,009.4)	$(1,394.5)	$(1,152.3)
Foreign currency exchange contracts	(0.3)	(0.3)	0.9	0.9
Interest rate agreements	(10.5)	(10.5)	(12.2)	(12.2)
Series A preferred stock	110.1	93.1	101.6	101.6

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17:    Commitments and Contingencies

Leases

The following is a schedule by year of future minimum lease obligations under non-cancelable operating leases as of December 31, 2002 (in millions):

Year Ending December 31,
2003	$9.4
2004	4.3
2005	2.5
2006	1.1
2007	0.3
Thereafter	—

Total	$17.6

The Company’s existing leases do not contain significant restrictive provisions; however, certain leases contain renewal options and provisions for payment by the Company of real estate taxes, insurance and maintenance costs. Total rent expense for 2002, 2001, and 2000 was $12.3 million, $11.0 million, and $13.0 million, respectively.

At December 31, 2002, two letters of credit totaling $7.5 million partially secure an operating lease and a service agreement with an information technology vendor. A downgrade in the Company’s debt rating could trigger acceleration of remaining amounts due under these agreements, a portion of which would be satisfied by the letters of credit. The lease expires 2003 while the service agreement expires in 2006. These letters of credit are renewable on a yearly basis until 2005 when they expire.

Other Contingencies

The Company’s manufacturing facility in Phoenix, Arizona is located on property that is a “Superfund” site, a property listed on the National Priorities List and subject to clean-up activities under the Comprehensive Environmental Response, Compensation, and Liability Act. Motorola is actively involved in the cleanup of on-site solvent contaminated soil and groundwater and off-site contaminated groundwater pursuant to consent decrees with the State of Arizona. As part of the August 4, 1999 recapitalization, Motorola has retained responsibility for this contamination, and has agreed to indemnify the Company with respect to remediation costs and other costs or liabilities related to this matter.

Legal Matters

The Company is involved in a variety of legal matters that arise in the normal course of business. Based on information currently available, management does not believe that the ultimate resolution of these matters, including the matters described in the next paragraphs, will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

During the period July 5, 2001 through July 27, 2001, the Company was named as a defendant in three shareholder class action lawsuits that were filed in federal court in New York City against the Company and certain of its former officers, current and former directors and the underwriters for its initial public offering. The lawsuits allege violations of the federal securities laws and have been docketed in the U.S. District Court for the Southern District of New York as: Abrams v. ON Semiconductor Corp., et al., C.A. No. 01-CV-6114; Breuer v.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ON Semiconductor Corp., et al., C.A. No. 01-CV-6287; and Cohen v. ON Semiconductor Corp., et al., C.A. No. 01-CV-6942. On April 19, 2002, the plaintiffs filed a single consolidated amended complaint that supersedes the individual complaints originally filed. The amended complaint alleges, among other things, that the underwriters of the Company’s initial public offering improperly required their customers to pay the underwriters excessive commissions and to agree to buy additional shares of the Company’s common stock in the aftermarket as conditions of receiving shares in its initial public offering. The amended complaint further alleges that these supposed practices of the underwriters should have been disclosed in the Company’s initial public offering prospectus and registration statement. The amended complaint alleges violations of both the registration and antifraud provisions of the federal securities laws and seeks unspecified damages. We understand that various other plaintiffs have filed substantially similar class action cases against approximately 300 other publicly traded companies and their public offering underwriters in New York City, which along with the cases against the Company have all been transferred to a single federal district judge for purposes of coordinated case management. The Company believes that the claims against it are without merit and have defended, and intend to continue to defend, the litigation vigorously. The litigation process is inherently uncertain, however, and the Company cannot guarantee that the outcome of these claims will be favorable.

On July 15, 2002, together with the other issuer defendants, the Company filed a collective motion to dismiss the consolidated, amended complaints against the issuers on various legal grounds common to all or most of the issuer defendants. The underwriters also filed separate motions to dismiss the claims against them. In addition, the parties have stipulated to the voluntary dismissal without prejudice of our individual current and former officers and directors who were named as defendants in our litigation, and they are no longer parties to the lawsuit. On February 19, 2003, the Court issued its ruling on the motions to dismiss filed by the underwriter and issuer defendants. In that ruling the Court granted in part and denied in part those motions. As to the claims brought against the Company under the antifraud provisions of the securities laws, the Court dismissed all of these claims with prejudice, and refused to allow plaintiffs the opportunity to re-plead these claims. As to the claims brought under the registration provisions of the securities laws, which do not require that intent to defraud be pleaded, the Court denied the motion to dismiss these claims as to the Company and as to substantially all of the other issuer defendants as well. The Court also denied the underwriter defendants’ motion to dismiss in all respects.

In June 2003, upon the determination of a special independent committee of our Board of Directors, the Company elected to participate in a proposed settlement with the plaintiffs in this litigation. If ultimately approved by the Court, this proposed settlement would result in a dismissal, with prejudice, of all claims in the litigation against the Company and against any of the other issuer defendants who elect to participate in the proposed settlement, together with the current or former officers and directors of participating issuers who were named as individual defendants. The proposed settlement does not provide for the resolution of any claims against the underwriter defendants, and the litigation against those defendants is continuing. The proposed settlement provides that the class members in the class action cases brought against the participating issuer defendants will be guaranteed a recovery of $1 billion by the participating issuer defendants. If recoveries totaling less than $1 billion are obtained by the class members from the underwriter defendants, the class members will be entitled to recover the difference between $1 billion and the aggregate amount of those recoveries from the participating issuer defendants. If recoveries totaling $1 billion or more are obtained by the class members from the underwriter defendants, however, the monetary obligations to the class members under the proposed settlement will be satisfied. In addition, the Company and any other participating issuer defendants will be required to assign to the class members certain claims that they may have against the underwriters of our initial public offerings.

The proposed settlement contemplates that any amounts necessary to fund the settlement or settlement-related expenses would come from participating issuers’ directors and officers’ liability insurance policy

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

proceeds as opposed to funds of the participating issuer defendants themselves. A participating issuer defendant could be required to contribute to the costs of the settlement if that issuer’s insurance coverage were insufficient to pay that issuer’s allocable share of the settlement costs. The Company expects that its insurance proceeds will be sufficient for these purposes and that the Company will not otherwise be required to contribute to the proposed settlement. Consummation of the proposed settlement is conditioned upon, among other things, negotiating, executing, and filing with the Court final settlement documents, and final approval by the Court. If the proposed settlement described above is not consummated, however, the Company intends to continue to defend the litigation vigorously. While the Company can make no promises or guarantees as to the outcome of these proceedings, the Company believes that the final result of these actions will have no material effect on its consolidated financial condition, results of operations or cash flows.

Note 18:    Related Party Transactions

The Company agreed to pay TPG an annual management fee of up to $2.0 million. In connection with the Cherry acquisition described in Note 6, the Company paid TPG a $2.0 million advisory fee in-lieu of the annual management fee for 2000. Under the Company’s amended debt agreements, the payment of the annual management fees to TPG in cash has been deferred until certain conditions are met and no such payments occurred in 2001 or 2002. Management fees may be paid to TPG with the Company’s common stock or warrants.

In connection with the Recapitalization, Motorola assigned, licensed or sublicensed intellectual property to the Company relating to certain of the Company’s products. Motorola also agreed to continue providing manufacturing and assembly services, to continue using similar services the Company provides to them and to lease real estate to the Company. The manufacturing and assembly services that the Company and Motorola have agreed to continue to provide to each other are at prices intended to approximate each party’s cost of providing the services and are fixed throughout the term of the agreements. Subject to the Company’s right to cancel upon six months’ written notice, the Company has minimum commitments to purchase manufacturing services from Motorola of approximately $1.0 million 2003.

	Year ended December 31,
	2002	2001	2000
Cash paid for:
Purchases of manufacturing services from Motorola	$14.3	$87.4	$166.7

Cost of other services, rent and equipment purchased from Motorola	$1.5	$17.7	$96.0

Cash received for:
Freight sharing agreement with Motorola	$21.4	$21.9	$23.8

Rental of property and equipment to Motorola	$9.1	$11.2	$11.9

Product sales to Motorola	$99.5	$94.3	$222.1

Related party activity between the Company and Motorola is as follows (in millions):

On April 8, 2002, the Company and Motorola, Inc. reached agreement regarding certain post-closing payments to be made under agreements entered into in connection with the August 1999 Recapitalization. Pursuant to the agreement, Motorola paid the Company $10.6 million during the second quarter of 2002. As a result, the Company recognized a related gain of $12.4 million, which is included in restructuring and other charges in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2002.

As part of the recapitalization, Motorola agreed to provide the Company with worldwide freight services through August 4, 2002. This agreement resulted in better prices than the Company could obtain from third

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

parties. The cost increases resulting from the expiration of this agreement, which totaled approximately $11 million in 2002 as compared to 2001, have been factored into our current operating plans.

Note 19:    Supplemental Disclosure of Cash Flow Information

The Company’s non-cash financing activities and cash payments for interest and income taxes are as follows (in millions):

	Year Ended December 31,
	2002	2001	2000
Non-cash financing activities:
Equipment acquired through capital leases	$—	$3.0	$—
Cash (received) paid for:
Interest	99.7	119.3	131.2
Income taxes	1.8	(1.3)	55.5

Note 20:    Segment Information

The Company is engaged in the design, development, manufacture and marketing of a wide variety of semiconductor components and operates in one segment. The Company operates in various geographic locations. Sales to unaffiliated customers have little correlation with the location of manufacture. It is, therefore, not meaningful to present operating profit by geographic location. The Company conducts a substantial portion of its operations outside of the United States and is subject to risks associated with non-U.S. operations, such as political risks, currency controls and fluctuations, tariffs, import controls and air transportation.

Total revenues by geographic location and product line, including local sales and exports made by operations within each area, are summarized as follows (in millions):

	Year Ended December 31,
	2002	2001	2000
United States	$393.1	$430.6	$856.0
The Other Americas	8.2	55.1	109.1
Asia/Pacific	425.7	385.4	560.9
Europe	201.7	264.0	414.8
Japan	65.0	88.1	142.5

	$1,093.7	$1,223.2	$2,083.3

	Year Ended December 31,
	2002	2001	2000
Power Management and Standard Analog	$362.7	$365.4	$533.5
MOS Power Devices	138.7	146.7	221.3
High Frequency Clock and Data Management	72.0	118.5	312.4
Standard Components	520.3	592.6	1,016.1

	$1,093.7	$1,223.2	$2,083.3

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, plant and equipment by geographic location is summarized as follows (in millions):

	December 31,
	2002	2001
The Americas*	$148.4	$202.4
Asia/Pacific	266.9	302.3
Europe	97.4	103.3
Japan	72.6	78.5

	$585.3	$686.5

*	The decrease from 2000 to 2001 relates primarily to the decision to phase-out manufacturing operations at the Company’s Guadalajara, Mexico facility and the related asset impairment charges recorded in 2001.

Sales to Motorola and two other customers accounted for approximately 8%, 10% and 10%, respectively of the Company’s total revenue during 2002 compared to approximately 7%, 8% and 8%, respectively during 2001, and approximately 10%, 11% and 12%, respectively during 2000.

Note 21:    Selected Quarterly Financial Data (unaudited):

Consolidated quarterly financial information for 2002 and 2001 follows (in millions, except per share data):

	Quarter Ended 2002
	Mar. 29	June 28(1)	Sept. 27	Dec. 31(2)
Total revenues	$271.0	$280.6	$273.6	$268.5
Gross profit	61.9	82.1	79.0	74.8
Net loss	(50.0)	(31.8)	(20.5)	(39.6)
Diluted net loss per common share	$(0.30)	$(0.19)	$(0.13)	$(0.24)

	Quarter Ended 2001
	Mar. 30(3)	June 29(4)	Sept. 28(5)	Dec. 31(6)
Total revenues	$363.1	$312.6	$278.8	$268.7
Gross profit	89.5	59.1	39.3	39.4
Net loss before cumulative effect of accounting change	(43.0)	(152.2)	(68.9)	(450.9)
Net loss	(159.4)	(152.2)	(68.9)	(450.9)
Diluted net loss before cumulative effect of accounting change per common share	$(0.25)	$(0.88)	$(0.47)	$(2.60)
Diluted net loss per common share	$(0.92)	$(0.88)	$(0.47)	$(2.60)

(1)	In June 2002, the Company recorded charges totaling $16.7 million for costs associated with its worldwide restructuring programs. The charges included $3.9 million to cover employee separation costs associated with the termination of 79 U.S. employees, $2.8 million for exit costs consisting primarily of manufacturing equipment and supply contract termination charges, and $8.4 million for equipment write-offs that were charged directly against the related assets. An additional $1.0 million in exits costs and $0.6 million in employee separation costs were accrued relating to the closure of the Company’s Guadalajara, Mexico manufacturing facility that was part of the June 2001 restructuring program described below. Also during the second quarter of 2002, the Company reached a settlement of various contractual issues with Motorola in exchange for a cash payment from Motorola of $10.6 million and recorded a related gain of $12.4 million.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	In December 2002, the Company recorded $12.6 million (net of a $0.6 adjustment) of restructuring, asset impairments and other charges. The charges included $10.1 million to cover employee separation costs relating the termination of approximately 300 employees, $1.0 million of asset impairments and approximately $1.8 million in expected lease termination and other exit costs associated with the decommissioning of certain assets. The Company also recorded a $4.9 million charge to cover the costs associated with the separation of two of the Company’s executive officers including $2.9 million of non-cash stock compensation relating to the modification of the vesting and exercise period for a portion of the executives’ stock options.
(3)	Effective January 1, 2001, the Company changed its accounting method for recognizing revenue on sales to distributors. Recognition of revenue and related gross profit on sales to distributors is now deferred until the distributor resells the product. The cumulative effect of the accounting change for periods prior to January 1, 2001 was a charge of $155.2 million ($116.4 million or $0.67 per share, net of income taxes) and was recorded during the quarter ended March 30, 2001.

In March 2001, the Company recorded a $34.2 million charge to cover costs associated with a worldwide restructuring program covering both manufacturing locations and selling, general and administrative functions. The Company also recorded a $3.8 million charge to cover costs associated with the separation of an executive officer. The Company recognized a pre-tax gain of $3.1 million on the sale of its 50% interest in SMP to Philips in February 2001.

(4)	In June 2001, the Company recorded a $95.8 million charge to cover costs associated with a worldwide restructuring program. This program includes phasing out of manufacturing operations at the Company’s Guadalajara, Mexico facility, transferring certain manufacturing activities performed at the Company’s Aizu, Japan and Seremban, Malaysia facilities to other Company-owned facilities or to third party contractors and consolidation of other operations.
(5)	At June 29, 2001, the Company was not in compliance with certain of its senior credit facilities. On August 13, 2001, the Company’s lenders agreed to waive such non-compliance and to amend the related agreement to temporarily eliminate certain covenants, reduce certain covenants, add new covenants, increase interest rates applicable to outstanding borrowings and require the Company to obtain a $100 million investment from TPG. On September 7, 2001, the Company issued 10,000 shares of its Series A Cumulative Convertible Redeemable Preferred Stock to an affiliated of TPG resulting in proceeds of $99.2 million. As the preferred stock is convertible into shares of common stock at a price lower than the market price on the date of issuance there was a beneficial conversion feature (“BCF”) of $13.1 million inherent in the preferred stock. The BCF was originally recorded as a discount against the preferred shares with an offsetting increase to additional paid-in capital. However, since the preferred shares are convertible immediately and have no stated redemption date, the discount was accreted in full on the day of issuance. The net loss applicable to common shareholders increased by the $13.1 million accretion for purposes of calculating earnings per share.
(6)	During the fourth quarter of 2001, the Company recorded a $366.8 million income tax charge to establish a valuation allowance for the portion of its deferred taxes for which it is more likely than not that the related benefits will not be recognized. Additionally, the Company recorded a $16.6 million charge to cover costs associated with a worldwide restructuring program. The charge included $5.6 million to cover employee separation costs with the termination of approximately 50 employees and $11.0 million for asset impairments charged directly against the related assets.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 22:    Subsequent Events

Recent Accounting Pronouncements

The Company adopted SFAS No. 145 “Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections as of April 2002.” SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements” effective January 1, 2003, which required the reclassification within the consolidated statement of operations of losses on debt prepayments previously classified as extraordinary items which totaled $6.5 million and $29.2 million in 2002 and 2000, respectively.

The Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, (FIN No. 46). FIN No. 46 requires that certain variable interest entities (“VIEs”) be consolidated by the primary beneficiary, as that term is defined in FIN No. 46. The Company determined that its investment in Leshan-Phoenix Semiconductor Company Limited (“Leshan”) meets the definition of a VIE as its economic interest in Leshan is proportionately greater than its ownership interest and, therefore, the investment in Leshan should be consolidated under FIN No. 46. The Company had previously accounted for its investment in Leshan using the equity method as it does not have effective control over Leshan. While consolidation of the Company’s investment in Leshan did not impact the Company’s previously reported net income (loss) or stockholders’ equity (deficit), financial information of prior periods has been revised for comparative purposes as allowed by FIN No. 46.

REPORT OF INDEPENDENT ACCOUNTANTS ON

FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of

ON Semiconductor Corporation:

Our audits of the consolidated financial statements referred to in our report dated February 5, 2003, except for Note 9 for which the date is March 3, 2003 and Note 22 for which the date is September 2, 2003, appearing in this Current Report on Form 8-K of ON Semiconductor Corporation also included an audit of the financial statement schedule included in this Current Report on Form 8-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth herein when read in conjunction with the related consolidated financial statements.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP

February 5, 2003

Phoenix, Arizona

ON SEMICONDUCTOR CORPORATION

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts		Deductions/ Writeoffs	Balance at End of Period
	(In millions)
Allowance for doubtful accounts
Year ended December 31, 2000	$2.0	$0.8	$1.4	(1)	$1.1	$3.1

Year ended December 31, 2001	$3.1	$0.5	$—		$1.3	$2.3

Year ended December 31, 2002	$2.3	$—	$—		$0.4	$1.9

Inventory reserves
Year ended December 31, 2000	$28.2	$44.1	$—		$49.4	$22.9

Year ended December 31, 2001	$22.9	$50.9	$—		$22.5	$51.3

Year ended December 31, 2002	$51.3	$16.0	$—		$23.6	$43.7

Allowance for deferred tax assets
Year ended December 31, 2000	$—	$—	$—		$—	$—

Year ended December 31, 2001	$—	$366.8	$83.8	(2)	$—	$450.6

Year ended December 31, 2002	$450.6	$1.0	$90.2	(3)	$—	$541.8

(1)	Represents allowance recorded in connection with the acquisition of Cherry Semiconductor.
(2)	Represents the valuation allowance related to the 2001 portion of the net operating loss that was not recognized during the year.
(3)	Represents the valuation allowance related to the 2002 net operating loss that was not recognized during the year.

PROSPECTUS

40,000,000 Shares

ON Semiconductor Corporation

COMMON STOCK

ON Semiconductor Corporation may offer from time to time shares of common stock, par value $.01 per share at prices and on terms to be determined at or prior to the time of sale.

We may offer and sell our common stock to or through underwriters, dealers and agents or directly to purchasers. The names of any underwriters or agents involved in the sale of our common stock and their compensation will be described in the accompanying prospectus supplement.

This prospectus may not be used to consummate a sale of our common stock unless accompanied by a supplement to the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 9, 2003.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission using a shelf registration process. Under this process, ON Semiconductor may sell from time to time up to an aggregate of 40,000,000 shares of common stock in one or more offerings.

This prospectus describes our common stock and the general manner in which we will offer our common stock. Each time shares of common stock are sold, we will provide a supplemental prospectus that describes the specific manner in which they may be offered. You should read the prospectus supplement and this prospectus, along with the documents incorporated by reference and described under the heading “WHERE YOU CAN FIND MORE INFORMATION”, before making your investment decision.

WHERE YOU CAN FIND MORE INFORMATION

ON Semiconductor files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. and New York, New York. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

FORWARD-LOOKING STATEMENTS

This prospectus and each prospectus supplement includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus or any prospectus supplement regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would,” and similar expressions are intended to identify forward-looking statements.

Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included in this prospectus and each prospectus supplement important factors that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. We do not have any obligation to release updates or any changes in events, conditions or circumstances on which any forward-looking statement is based or to conform those statements to actual results.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus.

Information that we file later with the SEC will automatically update and supersede this information. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents previously incorporated by reference have been modified or superseded. ON Semiconductor incorporates by reference into this prospectus the following documents:

•	Annual Report on Form 10-K for the year ended December 31, 2001.

•	Quarterly Reports on Form 10-Q for the quarters ended March 29, 2002, June 28, 2002 and September 27, 2002.

•	Proxy Statement filed with the SEC on April 9, 2002.

•	Current Reports on Form 8-K filed on January 30, 2002, March 20, 2002, March 29, 2002, April 2, 2002, April 18, 2002, April 22, 2002, April 25, 2002, May 7, 2002, August 12, 2002, September 6, 2002, October 1, 2002 (dated September 30, 2002), October 2, 2002, November 19, 2002, December 6, 2002, December 20, 2002, January 29, 2003, February 7, 2003, February 18, 2003 and March 4, 2003.

•	The description of our common shares contained in the Registration Statement on Form 8-A filed with the SEC on April 21, 2000.

•	All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and before effectiveness of this registration statement, and after the date of this prospectus and before the termination of this offering.

You may request a copy of these filings at no cost, by writing, telephoning or e-mailing us:

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, Arizona 85008

(602) 244-6600

investor@onsemi.com

ON SEMICONDUCTOR CORPORATION

We are a global supplier of power and data management semiconductors and standard semiconductor components. We design, manufacture and market an extensive portfolio of semiconductor components that addresses the design needs of sophisticated electronic systems and products. Our power management semiconductor components distribute and monitor the supply of power to the different elements within a wide variety of electronic devices. Our data management semiconductor components provide high-performance clock management and data flow management for precision computing and communications systems. Our standard semiconductor components serve as “building block” components within virtually all electronic devices.

We serve a broad base of end-user markets including wireless communications, consumer electronics, automotive and industrial electronics and networking and computing. Applications for our products in these markets included portable electronics, computers, game stations, servers, automotive and industrial automation control systems, routers, switches, storage-area networks and automated test equipment.

We have four main product lines: power management and standard analog devices, metal oxide semiconductor (MOS) power devices, high frequency clock and data management devices and standard components. Our extensive portfolio of devices enables us to offer advanced integrated circuits and the complementary parts that deliver system level functionality and design solutions. We specialize in micro packages, which offer increased performance characteristics while reducing the critical board space inside today’s ever shrinking electronic devices. We believe that our ability to offer a broad range of products provides our customers with single source purchasing on a cost-effective and timely basis.

USE OF PROCEEDS

Except as may be otherwise set forth in the prospectus supplement accompanying this prospectus, we will use the net proceeds we receive from sales of these securities for general corporate purposes, which may include the repayment of indebtedness.

DESCRIPTION OF COMMON STOCK

The following summary does not purport to be complete. You should read the applicable provisions of the Delaware General Corporation Law, our restated certificate of incorporation and by-laws.

We are authorized to issue up to 500,000,000 shares of common stock, par value $.01 each. At March 7, 2003, we had outstanding 176,448,234 shares of common stock and had reserved approximately 110,100,000 shares of common stock for issuance with respect to our Series A preferred stock and various employee benefit plans.

Subject to the prior dividend rights of the holders of shares of our Series A cumulative convertible redeemable preferred stock and any other shares of preferred stock from time to time outstanding, holders of shares of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor.

Each share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. Holders of shares of common stock do not have cumulative voting rights. In the event of any liquidation, dissolution or winding up of ON Semiconductor, after the satisfaction in full of the liquidation preferences of holders of shares of our Series A preferred stock and any other shares of preferred stock then outstanding, holders of shares of common stock are entitled to ratable distribution of the remaining assets available for distribution to shareholders. The shares of common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of common stock are not entitled to pre-emptive rights. The issued and outstanding shares of common stock are fully paid and nonassessable.

PLAN OF DISTRIBUTION

ON Semiconductor may sell the shares of common stock described in this prospectus from time to time in one or more of the following ways:

•	to or through underwriters or dealers;

•	directly to one or more purchasers;

•	through agents; or

•	through a combination of any of such methods of sale.

The prospectus supplement with respect to the offered shares of common stock will describe the terms of the offering, including:

•	the name or names of any agents or underwriters;

•	the purchase price of such shares and the proceeds to us from such sale;

•	any underwriting discounts and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such shares may be listed.

Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the shares of common stock offered thereby. If underwriters are used in the sale, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, either:

•	at a fixed public offering price or prices;

•	at market prices prevailing at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

The obligations of the underwriters to purchase the shares of common stock will be subject to various conditions precedent, and the underwriters will be obligated to purchase all of the shares offered by the applicable prospectus supplement if any of such shares are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

ON Semiconductor may also sell shares of common stock directly or through agents designated from time to time. Any agent involved in the offering and sale of the offered shares of common stock will be named in the applicable prospectus supplement. Any commissions payable by us to such agent will be set forth in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

If so indicated in a prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase shares of common stock providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the number of shares that may be purchased by any such institutional investor or on the number of shares that may be sold pursuant to such arrangements.

Institutional investors to which such offers may be made, when authorized, include, commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions we may approve. The obligations of any such purchasers under this delayed delivery and payment arrangement will only be subject to the following two conditions:

•	at the time of delivery the purchase of the shares of common stock by an institution will not be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and

•	if the shares of common stock are being sold to underwriters, ON Semiconductor will have sold to such underwriters the total number of shares less the number of shares covered by such arrangements.

Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance of ON Semiconductor or such institutional investors.

Shares of our common stock may be offered or sold in connection with the settlement of forward purchase contracts we enter into from time to time with a financial institution. The financial institution may be deemed to be an underwriter or may be deemed to be a selling shareholder. If any such sales are conducted, whether the third party is deemed to be an underwriter or a selling shareholder, the prospectus supplement related to such sales will set forth, as required, the following information:

•	the identity of the underwriter or selling shareholder;

•	the number of shares being sold;

•	the aggregate number of shares held by the financial institution before and after the proposed sale; and

•	any material arrangements between us and the financial institution within the past three years.

In connection with an offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by underwriters of a greater number of shares than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares of common stock sold by or for the account of the underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the shares of common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

Agents and underwriters may be entitled under agreements entered into with ON Semiconductor to indemnification by ON Semiconductor against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, may engage in transactions with, or perform services for, ON Semiconductor in the ordinary course of business.

In compliance with NASD guidelines the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to this prospectus and any applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

The underwriters or their respective affiliates may receive proceeds from the sale of the shares of common stock if ON Semiconductor uses the proceeds that it receives to pay down its senior bank facilities that the underwriters or their affiliates hold. The offering of the shares of common stock will be conducted in accordance with Rule 2710(c)(8) of the Conduct Rules of NASD, Inc. if required because any of the underwriters or their respective affiliates receive proceeds from the sale of the shares of common stock under these circumstances.

LEGAL MATTERS

Cleary, Gottlieb, Steen & Hamilton, New York, New York, will pass upon the validity of the securities for us.

EXPERTS

The consolidated financial statements of ON Semiconductor Corporation as of December 31, 2001 and 2000 and for each of the years ended December 31, 2001 and 2000 and for the period from August 4, 1999 through December 31, 1999, incorporated in this prospectus by reference to ON Semiconductor Corporation’s Current Report on Form 8-K dated September 30, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing. The financial statement schedule, incorporated in this prospectus by reference to ON Semiconductor Corporation’s Annual Report on Form 10-K for the year ended December 3, 2001 has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

The separate consolidated financial statements of Semiconductor Components Industries LLC (a wholly-owned subsidiary of ON Semiconductor Corporation), ON Semiconductor Trading LTD (an indirect wholly-owned subsidiary of ON Semiconductor Corporation) and SCG Malaysia Holdings Sdn. Bhd. (an indirect wholly-owned subsidiary of ON Semiconductor Corporation) as of December 31, 2001 and 2000 and for each of the two years then ended and for the period from August 4, 1999 through December 31, 1999, incorporated in this prospectus by reference to ON Semiconductor Corporation’s Current Report on Form 8-K dated December 6, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

The combined statement of revenues less direct and allocated expenses before taxes of the Semiconductor Components Group of Motorola, Inc. for the period from January 1, 1999 through August 3, 1999 incorporated in this prospectus by reference to ON Semiconductor Corporation’s Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of KPMG LLP, independent public accountants, given on the authority of said firm as experts in accounting and auditing.